EXHIBIT 99.1

Report to:

Technical Report: Tailings
Retreatment Process Option Update

Document No. 1151920100-REP-R0001-02

Report to:

TECHNICAL REPORT: TAILINGS
RETREATMENT PROCESS OPTION
UPDATE

 EFFECTIVE DATE: MARCH 12, 2012

Prepared by    Hassan Ghaffari, P.Eng.

AO/jc

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

REVISION  HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	December 2, 2011	Hassan Ghaffari	Andre De Ruijter	Hassan Ghaffari	Draft issue for Client review
01	February 28, 2012	Hassan Ghaffari	Andre De Ruijter	Hassan Ghaffari	Final issue for Client
02	March 12, 2012	Hassan Ghaffari	Andre De Ruijter	Hassan Ghaffari	Final issue to Client

TABLE OF CONTENTS

1.0	SUMMARY			1

	1.1	INTRODUCTION		1
	1.2	ECONOMIC ANALYSIS		3

2.0	INTRODUCTION			4

3.0	RELIANCE ON OTHER EXPERTS			5

4.0	PROPERTY DESCRIPTION AND LOCATION			6

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7

6.0	HISTORY			8

7.0	GEOLOGICAL SETTING AND MINERALIZATION			10

8.0	DEPOSIT TYPES			11

9.0	EXPLORATION			12

	9.1	MMI 2003 SAMPLES		12
	9.2	MMI 2004 SAMPLES		12

10.0	DRILLING			13

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			14

	11.1	SAMPLE METHOD AND APPROACH		14
	11.2	SAMPLE PREPARATION		14

12.0	DATA VERIFICATION			16

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			17

	13.1	A METALLURGICAL REVIEW		17
		13.1.1	A H ISTORICAL E VALUATION OF THE O XIDE T AILINGS	17
		13.1.2	HISTORICAL METALLURGICAL TEST RESULTS	17

	13.2	THE MMI TECHNICAL REPORT – PREAMBLE		19
		13.2.1	I NTRODUCTION TO THE M M I 2 0 0 3 M ETALLURGICAL T EST P ROGRAM	20
		13.2.2	I NTRODUCTION TO THE M M I 2 0 0 4 M ETALLURGICAL T EST P ROGRAM	20
		13.2.3	EVALUATION AND REVIEW OF METALLURGICAL TESTS	21

	13.3	PROCESS ENGINEERING EVALUATION		34
		13.3.1	GRAV ITY CONCENTRATION	34
		13.3.2	FLOTATION	35
		13.3.3	CYANIDE LEACHING	35
		13.3.4	COLUMN LEACH TEST	36
		13.3.5	PRECIOUS METAL RECOVERY	37

14.0	MINERAL RESOURCE ESTIMATES			38

i

15.0	MINERAL RESERVE ESTIMATES			40

16.0	MINING METHODS			41

	16.1	SCHEDULE		41
	16.2	EQUIPMENT		41
	16.3	MODIFYING SITE CONSIDERATIONS		41

17.0	RECOVERY METHODS			42

	17.1	INTRODUCTION		42
		17 .1 .1	POTENTIAL REVENUE ESTIMATIO N	42

	17.2	SUMMARY		44
	17.3	MAJOR DESIGN CRITERIA		46
	17.4	PLANT DESIGN		46
		17.4.1	OPERATING SCHEDULE AND AVAILABILITY	46
	17.5	PROCESS PLANT DESCRIPTION		46

18.0	PROJECT INFRASTRUCTURE			50

19.0	MARKET STUDIES AND CONTRACTS			51

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT 52			52

	20.1	ENVIRONMENTAL STUDIES		52
	20.2	PERMITTING		52
	20.3	MINE CLOSURE		52

21.0	CAPITAL AND OPERATING COSTS			53
				53
	21.1	CAPITAL COSTS		53
		21.1.1	PURPOSE AND CLASS OF ESTIMATE UPDATING	53
		21.1.2	INTRODUCTION	53
		21.1.3	PRICING AND CURRENCY	53
		21.1.4	CONSTRUCTION LABOUR RATES	54
		21.1.5	INFLATION RATE	54
		21.1.6	DIRECT COSTS	54
		21.1.7	INDIRECT COSTS	55
		21.1.8	CONTINGENCY AND RISK	55
		21.1.9	ASSUMPTIONS AND EXCLUSION	55
		21.1.10	CAPITAL COSTS SUMMARY	55

	21.2	OPERATING COSTS		57
		21.2.1	PROCESS OPERATING COST ESTIMATE	57

	21.3	COMMENTS REGARDING THE COST ESTIMATES		62

22.0	ECONOMIC ANALYSIS			63

	22.1	INTRODUCTION		63
	22.2	PRE-TAX MODEL		63
		22.2.1	MINE/METAL PRODUCTION IN FINANCIAL MODEL	63
		22.2.2	BASIS OF FINANCIAL EVALUATIONS	64

	22.3	SUMMARY OF FINANCIAL RESULTS		65
	22.4	SENSITIVITY ANALYSIS		66

ii

	22.5	ROYALTIES		67
	22.6	SMELTER TERMS		68
	22.7	TRANSPORTATION LOGISTICS		68
		22.7.1	INSURANCE	68
		22.7.2	OWNERS REPRESENTATION	68
		22.7.3	LOSSES	68

23.0	ADJACENT PROPERTIES			69

24.0	OTHER RELEVANT DATA AND INFORMATION			70

	24.1	REFURBISHED EQUIPMENT		70
	24.2	ASSAY LABORATORY EQUIPMENT		70
	24.3	SULPHIDE TAILINGS		70

25.0	INTERPRETATION AND CONCLUSIONS			72

26.0	RECOMMENDATIONS			74

	26.1	PROCESS		74
	26.2	PROJECT SCHEDULE		74

27.0	REFERENCES			76

28.0	CERTIFICATE OF QUALIFIED PERSON			77

LIST OF APPENDICES

APPENDIX A	OVERALL SITE PLAN

APPENDIX B	PROCESS FLOW DIAGRAMS

APPENDIX C	ELECTRICAL SINGLE LINE DIAGRAM

APPENDIX D	PROCESS DESIGN CRITERIA

APPENDIX E	CAPITAL COSTS ESTIMATE REPORT

APPENDIX F	EQUIPMENT AND ELECTRICAL LOAD LISTS

APPENDIX G	SCOPING STUDY FOR THE RECOVERING OF SILVER AND GOLD FROM TAILINGS – PRELIMINARY ECONOMIC EVALUATION

APPENDIX H	MINESTART MANAGEMENT INC. REPORT – A TAILINGS RESOURCE, JULY 2005

APPENDIX I	PROCESS RESEARCH ASSOCIATES LTD. REPORT – METALLURGICAL TEST WORK ON AVINO TAILINGS DURANGO, MEXICO, MARCH 2005

APPENDIX J	CIA MINERA 1990 SAMPLING PROGRAM

iii

LIST OF TABLES

Table 13.1	Oxide Tailings Dam Data	17
Table 13.2	Cyanidation Test Results	18
Table 13.3	Flotation Test Results	18
Table 13.4	Test Procedures MMI 2003 Test Program	20
Table 13.5	Test Procedures – MMI 2004 Test Program	21
Table 13.6	Moisture Content of Samples	23
Table 13.7	Head Assays	25
Table 13.8	Bulk Density and Specific Gravity	26
Table 13.9	Summary of Results of Gravity Concentration Tests	28
Table 13.10	Summary of Results of Flotation Tests	30
Table 13.11	Summary of Results of PRA Cyanidation Tests	31
Table 13.12	Summary of Cyanidation Test Results Used by the MMI Reports	32
Table 13.13	Summary of Results of Column Leach Tests	33
Table 13.14	Cyanide Leaching Parameters	36
Table 14.1	Oxide Tailings Dam Data	38
Table 17.1	Inherent Value of Oxide Tailings	43
Table 17.2	Summary of Cost Estimates – Four-Year Treatment	43
Table 17.3	Major Design Criteria	46
Table 21.1	Currency Exchange Rate	54
Table 21.2	Inflation Rates in Mexico	54
Table 21.3	Capital Cost Estimate – Summary	55
Table 21.4	Operating Cost Summary	58
Table 21.5	Process Plant Manpower Requirements	58
Table 21.6	G&A Requirements	59
Table 21.7	Power Supply Required for Process	60
Table 21.8	Maintenance Supplies	60
Table 21.9	Plant Operating Supplies	60
Table 21.10	G&A Expenses	61
Table 22.1	Metal Production from the Avino Mine Tailings Retreatment	63
Table 22.2	Summary of Pre-Tax Financial Results	65
Table 24.1	Estimated Inherent Value of Sulphide Tailings	71
Table 25.1	Cost Summary	72

LIST OF FIGURES

Figure 1.1	Property Location	2
Figure 17.1	Simplified Process Flowsheet	45
Figure 22.1	Undiscounted Annual and Cumulative Net Cash Flow	65
Figure 22.2	NPV Sensitivity Analysis	66
Figure 22.3	IRR Sensitivity Analysis (Tetra Tech Prices)	67
Figure 22.4	Payback Period Sensitivity Analysis (Tetra Tech Prices)	67
Figure 26.1	Tailings Retreatment Project Suggested High-Level Schedule	75

iv

GLOSSARY

UNITS OF MEASURE

Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga
British thermal unit	BTU
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per minute	cfm
Cubic feet per second	ft3/s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	CVs
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American)	US$
Dollar (Canadian)	Cdn$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW

v

Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Hertz	Hz
Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm

vi

Million	M
Million bank cubic metres	Mbm3
Million bank cubic metres per annum	Mbm3/a
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Month	mo
Ounce	oz
Pascal	Pa
Centipoise	mPa∙s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	s
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three Dimensional	3D
Three Dimensional Model	3DM
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Year (annum)	a

ABBREVIATIONS AND ACRONYMS

Acid Base Accounting	ABA
atomic absorption	AA
Avino Silver and Gold Mines Ltd.	Avino Mines
Canadian Securities Regulatory Authorities	CSRA
capital expenditure	CAPEX
carbon-in-pulp	CIP

vii

copper sulphate	CuSO4
cumulative net cash flows	CNCF
Continues Vat Leaching	CVL
dO2	dissolved oxygen
Electrometals Electrowinning	EMEW
General & Administrative	G&A
gold price	AuP
gold	Au
Inductively Coupled Plasma Spectroscopy Method	ICP-M
inductively coupled plasma	ICP
internal rate of return	IRR
International Organization for Standardization	ISO
International Plasma Labs Ltd	IPL
material take-offs	MTOs
London Metal Exchange	LME
MineStart Management Inc	MMI
National Instrument 43-101	NI 43-101
net cash flows	NCF
net present value	NPV
operating expenditure	OPEX
over-the-road	OTR
potassium amyl xanthate	PAX
pounds per square inch (gauge)	psig
preliminary economic assessment	PEA
process flow diagram	PFD
Process Research Associates	PRA
Qualified Persons	QPs
silver price	AgP
silver	Ag
sodium carbonate	NACO3
sodium cyanide	NaCN
Wardrop, a Tetra Tech Company	Tetra Tech

viii

1.0  SUMMARY

1.1          INTRODUCTION

Avino Silver and Gold Mines Ltd. (Avino Mines) requested Wardrop, a Tetra Tech Company (Tetra Tech) to produce a scoping study update based primarily on the Wardrop NI 43-101 F1 Technical Report:Tailings Retreatment Process Options dated March 2006 and the MineStart Management Inc. (MMI) Technical Report dated October 2005 addressing the Companie Minera Mexicana de Avino, SA de CV property in the Durango mining district of Mexico. Figure 1.1 shows approximate location of the property.

Avino Mines wished to determine if there was sufficient financial justification to develop the property by way of processing some, or all, of the tailings material deposited over the years that the mine was in operation. The principal asset of the company is the Avino Mine where about 497 t of silver, 3 t of gold and 11,000 t of copper as well as an apparently undocumented amount of lead were produced between 1976 and 2001.

The project is a re-treatment of oxide tailings from previous milling operations. The tailings grade averaged 95.5 g/t silver (Ag) and 0.53 g/t gold (Au), with the particle size of the tailings material ranging from minus 37 µm to plus 210 µm. The valuable minerals found in the oxide zone during the mining operations have been reported to be argentite, bromargyrite, native silver, and native gold. Other potentially economic minerals included chalcopyrite, chalcocite, galena, sphalerite, bornite, and native copper. The gangue minerals included hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite and limonite were common accessory minerals in the quartz zones of the weathered parts of the oxide material.

Tetra Tech reviewed all available data and developed different mining and processing flowsheets during the evaluation of the property. Much of the previous data could not be validated and, therefore, could not be used in the review. The MMI Technical Report indicated that an economic evaluation of the tailings deposit could not be completed at this stage since the deposit could only be classified as an inferred resource. MMI had arrived at this conclusion based on their acknowledgement that their study was limiting with respect to the sampling of the tailings dam and incomplete metallurgical characterization.

However, a conceptual financial model was developed by Tetra Tech using the estimated grade values and test work results as reported by MMI and Process Research Associates (PRA), who conducted the metallurgical tests.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	1

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	2

Tetra Tech investigated gravity separation, flotation, cyanide leach, carbon-in-pulp (CIP), and heap leach processing options. Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled. A heap leach operation with a four-year minelife indicated the best financial alternative.

1.2          ECONOMIC  ANALYSIS

Tetra Tech prepared an economic evaluation of Avino Mine tailings retreatment scoping study based on a pre-tax financial model.

The pre-tax financial results were as follows:

•       60% internal rate of return (IRR)

•       1.5-year payback

•       US$38.2 million net present value (NPV) at 8% discount rate.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	3

2.0  INTRODUCTION

As part of the completion of the Avino Mines tailings recovery study, a review and validation of the metallurgical test program previously undertaken by others, was conducted. The test results obtained were also assessed and the conclusions drawn reviewed and validated. This information was subsequently used to establish process plant design criteria for the flowsheet and subsequent conceptual mass and water balances of the selected recovery process, namely heap leach operation with a project duration of four years. For the heap leach recovery process selected to treat the tailings material, a mechanical equipment list was compiled. The infrastructure design was outlined and included the sizing of the main items of equipment required for the treatment of the tailings dam material. Some financial information was collected to compile the capital cost estimates and equipment quotations and selection, to the level of ±35%. A financial model was drawn up incorporating the main variables such as metal price and recoveries and the estimated operating costs.

Hassan Ghaffari (P. Eng) visited the site on behalf of Tetra Tech on March 30, 2011. The following constitutes the review of the test data obtained and the validation of the processes selected for treating the tailings dam material.

The source of reference for this review is almost exclusively the following report since it is intended to form the basis for use by Avino Mines for any further financial dealings. This report, titled "Avino Silver and Gold Mines Ltd, A Tailings Resource", dated July 2005, and submitted as a National Instrument 43-101 (NI 43-101) document by MMI was used as the source of information. This document was subsequently revised and re-issued during October 2005. The MMI report based their conclusions on the results obtained from the metallurgical test work program conducted by PRA but directed by MMI. The PRA report reviewed was titled "Metallurgical Test Work on Avino Tailings, Durango, Mexico", Project No. 0406407, and dated March 28, 2005. The metallurgical results obtained by PRA were reviewed and assessed and these are discussed in the following sections of this report. The implications of the reviewed results and the effect on the conclusions reached in the MMI report are discussed in this report.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	4

3.0  RELIANCE ON OTHER EXPERTS

See the report “A Tailings Resource” dated October 2005 by Bryan Slim of MMI and similar reports from the same author in Appendices H and I.

Tetra Tech has relied upon information contained in the above-mentioned report, “A Tailings Resource”. Tetra Tech has used the information in this report under the assumption that it has been prepared by Qualified Persons (QPs).

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	5

4.0  PROPERTY DESCRIPTION AND LOCATION

See the report “A Tailings Resource” by Bryan Slim in Appendix H.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	6

5.0   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The mine site, which lies between the towns of Panuco de Coronado and San Jose de Avino, is at an elevation of about 2,200 m. Relief is estimated at 100 m. The vegetation is typically sparse.

The climate is temperate and arid/semi-arid. Mean monthly rainfall range is from over 120 mm/mo in July and August to less than 20 mm/mo in March and April.

As a result of the extensive history of previous mining activity at Avino Mine since 1976 and prior to 1976, there is a complete infrastructure for the area. The national grid supplies power from a line capacity quoted at 4 MW.

(See the report “A Tailings Resource” by Bryan Slim in Appendix H.)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	7

6.0   HISTORY

Silver and gold was discovered in 1555 by Juan de Tolosa, a member of the Spanish Army, at what eventually developed into the Avino Mine. Mining operations commenced seven years later. Miners were encouraged to settle in this area and what would become the Durango district, thereby providing protection for the settled families from the indigenous Indian inhabitants. The Avino Mine is considered to be first operating mine in the Nueva Vizcaya area, later re-named Durango. In 1880, the deposits were merged into a larger scale mining operation with new technology and equipment, and named Avino Mines Ltd. Operations were abandoned in 1912 as a result of the Mexican Revolution.

In 1968, the Ysita family and Avino Mines of Vancouver, British Columbia, Canada, jointly formed the Companie Minera Mexicana de Avino, SA de CV, which acquired the property rights and the mineral rights, including the mine. The new company implemented an exploration company resulting in the re-opening of the mine with limited open-pit production commencing in 1970. A lead flotation concentrate was produced with silver and gold content credit received from the lead smelter. From 1974, open-pit production was continuous with a total of approximately 2 Mt of oxidized ore treated until 1993 when the underground mining of sulphide ore commenced. A copper concentrate was then recovered by flotation with silver and gold credit received from the copper smelter. The mine was closed in November 2001 as a result of the closure of the copper smelter treating the Avino Mine concentrates. About 3 Mt of sulphide ore had been treated during the period from 1993 to the time of the mine closure in 2001.

Avino Mines recently increased its ownership of Cia Minera Mexicana de Avino, SA de CV, from its previous holding of 49%, held since 1968, to almost 100%. The company now intends to resume exploration and possibly re-start mining at the Avino Mine, while recovering metals from the existing tailings deposited over the years that the mine was operating. The principal asset of the company is the Avino Mine where about 497 t of silver, 3 t of gold and 11,000 t of copper, as well as an apparently un- documented amount of lead, has been produced from 1976 to 2001. No mention has been made of zinc being recovered or receiving credit from the smelters. No metal production records appear to exist for the period 1970 to 1975.

A metallurgical test program was designed and implemented by MMI in 2003 and 2004, and the results were used in the Technical Report submitted to the Canadian Securities Regulatory Authorities (CSRA) for Avino Mines. This report was originally titled Preliminary Feasibility and was dated May 2005, and referred to the oxide tailings as an indicated resource. A subsequent version of the MMI report appeared in July 2005 titled “A Tailings Resource”. Several deficiencies were noted by the CSRA and the report was returned to MMI for clarification. These deficiencies were subsequently addressed by MMI and the report dated October 2005, and in its final version as reviewed by the CSRA, refers to the oxide tailings as an Inferred Resource.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	8

(See the report “A Tailings Resource” by Bryan Slim in Appendix H.)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	9

7.0   GEOLOGICAL SETTING AND MINERALIZATION

The orebody is epithermal and made up of veins and stockwork structures as reported in the MMI May 2005 report. The structure was normally weathered and leached in the upper section as a result of contact with the atmospheric waters. The oxide tailings material under consideration in this study is primarily from this source.

(See the report “A Tailings Resource” by Bryan Slim in Appendix H.)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	10

8.0   DEPOSIT TYPES

A study by MMI investigated the potential for recovering the contained silver and gold from the Avino Mines tailings deposit. This MMI study identified an Inferred Resource of 2 Mt of oxide tailings with a grade of 95.5 g/t Ag and 0.53 g/t Au. The sulphide tailings were excluded from this MMI study, which delineated only the oxide tailings deposit as the (Inferred) Resource.

(See the report “A Tailings Resource” by Bryan Slim in Appendix H.)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	11

9.0  EXPLORATION

Avino Mines supplied the information in this section.

The valuable minerals found during the period of mining of the oxide zone were reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold and native copper. The gangue minerals include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite and limonite are common in the quartz zones of the weathered parts of the oxide material. Although the above description was extracted from the MMI Technical Report, the reference literature citing the origin of this information was not recorded. It is anticipated that the minerals listed above would be present in the oxide section of the tailings deposit.

Two specific mineralogical assessments were conducted by MMI on samples arising from the MMI metallurgical test work programs, one during 2003 and the other in
2004. The results and implications of these findings are discussed below.

9.1         MMI 2003 SAMPLES

A flotation test tailings sample was submitted for mineralogical evaluation. No silver minerals were identified, and no gold particles were observed. Therefore no silver and/or gold associations with other minerals were observed. The report concluded that the silver present in the sample was probably occluded in, or adsorbed onto, secondary iron or silver minerals, such as argentojarosite. The minerals identified in the study included those already listed above.

9.2         MMI 2004 SAMPLES

MMI requested that a mineralogical examination was to be conducted on sample material taken from specific sample bags shortly after these samples had been received by PRA. The rationale for selecting these samples was not disclosed to the PRA staff. The results of the investigation were not made available to PRA either, even though this may have assisted in the understanding of the nature of the material being tested, and assisted with the design of the metallurgical test program. The results of this examination were not disclosed in the MMI Technical Report.

(See “A Tailings Resource” by Bryan Slim in Appendix H.)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	12

10.0 DRILLING

This section is not applicable.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	13

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1       SAMPLE  METHOD  AND  APPROACH

The sampling method and approach adopted by Bryan Slim/MMI is described in the MMI report "A Tailings Resource" (Slim 2005d). Essentially this incorporated the following steps:

1.	A backhoe was used to excavate sample pits to a depth of 4 meters. Hand samples were taken at 1 meter vertical increments from the sidewalls of each pit.

2.	The sample mass collected from each sampling point generally amounted to between 2 and 5 kg.

3.
The MMI sampling program was ostensibly based on the 1990 Cia Minera sampling program. The Cia Minera sampling program was based on the results of 34 holes drilled to bedrock/soil level and generated 461 samples, which were submitted for silver and gold assay. The MMI sampling program actually excavated 14 sample pits to a depth of 4 m and generated 86 samples.

Tetra Tech did not independently verify nor compare the results of the sampling programs.

11.2       SAMPLE  PREP RATION

The samples collected by MMI from the Avino Mines tailings dam in 2004 were airfreighted to PRA in Vancouver, BC, from Durango, Mexico. The samples had been bagged and sealed with identification tags attached, as soon as each had been taken. This was done under MMI supervision. The samples were unpacked at the PRA facility in the presence of MMI personnel. The samples were then allotted new identification numbers by Bryan Slim of MMI, and were subsequently un-bagged and dried. The dry samples were individually mixed and blended, and then split into four one-quarter fractions as directed by MMI. One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program. MMI instructions were followed with the compositing of the samples, and the test work program. Excess sample was archived for future test work or analyses.

For analytical techniques employed during the test work program, the standard fire assay (with atomic absorption (AA) spectrophotometric finish) was initially used for the silver analyses. However, this method is not very accurate for silver values of  less than 100 g/t Ag. Subsequently, the Inductively Coupled Plasma Spectroscopy Method (ICP-M), which uses multi-acid digestion, was used for silver. This method also resulted in analyses being obtained for other elements of interest, e.g. copper, zinc, lead, etc.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	14

The standard fire assay method was used for gold analyses. Cyanide and lime concentrations were done using standard titrametric methods. Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were done using the standard wet chemical gravimetric analysis.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	15

12.0 DATA VERIFICATION

MMI substantiated the quality of the results of the various assays obtained by utilising the laboratory International Plasma Labs Ltd (IPL) in Vancouver, BC. This laboratory utilizes a standard system of duplicate samples, standards and blanks for all their analytical determinations. Also, IPL are registered under the International Organization for Standardization (ISO) with an ISO 9001:2000 registration.

As part of the initial set up of the project, the results of different analytical methods for silver were compared. This indicated that the fire assay method was not suitable for analyzing solids samples for silver with grades below 100 g/t Ag. The AA method was also checked for reliability, but deemed less accurate when compared with the ICP-M. The ICP-M was subsequently used for silver determinations from solids samples throughout the metallurgical test work program. Another unidentified analytical laboratory was also reportedly utilized for comparison of silver assays from specified samples submitted by MMI. However, the outcome of this exercise was not made available by MMI to PRA staff, and the results were not published in the MMI report "A Tailings Resource”.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	16

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

This present section will review and validate the metallurgical characterization and study which was generated by MMI, and review all the previous test reports and comments to establish the treatment process and the design criteria required for the recovering of silver and gold from the tailings resource.

13.1       A METALLURGICAL REVIEW

As mentioned above, the MMI report titled "Avino Silver and Gold Mines Ltd, A Tailings Resource", dated July 2005 (Slim 2005c), used the metallurgical results obtained and conclusions drawn by PRA (Huang, 2003 and Huang and Tan 2005) in their NI 43-101 document. The revised and final MMI document was dated October 2005.

This study will initially review the available historical information and this will be followed by a review of the more comprehensive test program conducted by MMI at PRA, in 2003 and particularly in 2004.

13 .1.1   A HISTORICAL EVALUATION  OF THE OXIDE TAILINGS

In 1990, Cia Minera sampled the oxide tailings dam and calculated the tonnage and overall grade to be as given in the table below. No metallurgical characterization tests were conducted on these samples. In their report, MMI have concluded that the Cia Minera data constitutes a reasonable estimation of this tailings material as a resource, and have reported the following tonnages and metal grades in Table 13.1. These values are based on their calculations. (See also Section 17.0.)

Table 13.1    Oxide Tailings Dam Data

Source	Tonnes	Assays (g/t)		Bulk Density (g/cm3)
		Ag	Au
Cia Minera, 1990	2,092,178	93.0	0.50	1.605
MMI, 2005	2,091,074	95.5	0.53	1.605

13.1.2    HISTORICAL METALLURGICAL TEST RESULTS

A number of metallurgical evaluations have been made on various samples from the oxide tailings dam, according to the MMI report (Slim 2003). Apparently the first cyanidation tests were conducted during 1982, and this was followed by further tests

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	17

performed over the years. The summarized cyanidation test results are reproduced in the following table (Table 13.2) taken from the MMI report, while the reported flotation test results are given in Table 13.3. The MMI results obtained from the test work program initiated by MMI in 2003 and 2004 and which have been reported in the MMI Technical Report, are included in the table for purposes of comparison. The results will be discussed in greater detail later in the report.

Table 13.2    Cyanidation Test Results

Author	Date of Test	Extraction (%)		Leaching Time (hr)	Particle Size (µm)
		Ag	Au
Denver Equipment	1982	69.3	66.7	24	66.6% < 149
Penoles	1987	78.3	88.9	24	87% < 74
Maja	1990	85.9	80.9	24	100%<105
Chryssoulis	1990	85.9	80.9	24	no data
Rosales	1996	83.9	76.9	23	75%< 74
MMI	2003	77.1	71.4	24	86%< 74
MMI	2003	88.8	88.4	48	86% < 74

No details have been provided regarding the location nor the manner in which the samples for any of the above tests were taken, why these particular samples were taken, the test parameters employed, the assay techniques used, etc. The first set of results for tests conducted on MMI samples from the 2003 sampling campaign indicate a silver extraction of 77.1% and gold extraction 71.4%. However, these results cannot be verified since the origin of this set of numbers as quoted in the MMI Technical Report is not known. The second set of results was reported in the PRA report titled "Flotation and Cyanidation Scoping Tests and Specific Gravity", Project No. 0302303, dated 28 March 2003 (Huang 2003). Considered in general terms, it would appear as if the cyanidation test results over the indicated period of time are reasonably consistent. However, no specific conclusions should be drawn since nothing is known about the head grades of the samples, nor the samples used, nor the test and assay procedures used at the time that these tests were conducted.

Table 13.3    Flotation Test Results

Author	Date of Test	Recovery (%)		Particle Size (µm)
		Ag	Au
Penoles	1987	60.2	47.1	87% < 74
Rosales	1996	69.4	66.9	75%< 74

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	18

The flotation results vary widely for similar particle sizes with recoveries ranging from

60 to 69% for silver and 47 to 67% for gold. However, since the test details of these reported cyanidation and flotation tests are unknown, any further discussion will be meaningless.

13.2        THE MMI TECHNICAL REPORT – PREAMBLE

MMI was commissioned by Avino Mines to produce a document that was NI 43-101 compliant with respect to detailing the indicated oxide tailings resource (subsequently referred to as an Inferred Resource) and to define the metallurgical characterization and assay results for this material. The proposed economic processing of this tailings material could then be used to form the financial basis for restarting the mine.

The first report prepared by MMI was titled "Tailings Valuation" and was dated November 2003 (Slim 2003). Two further reports were subsequently prepared by MMI. One was titled "Preliminary Feasibility" and was dated May 2005 (Slim 2005a), while the second report was titled "Tailings Valuation" and was also dated May 2005 (Slim 2005b). This report (Slim 2005b) was subsequently revised and re-titled "A Tailings Resource" and dated July 2005 (Slim 2005c). This July 2005 MMI report (Slim 2005c) was reviewed by the CSRA and returned to MMI for revision. The revised MMI report was subsequently re-issued as "A Tailings Resource" and dated October 2005 (Slim 2005d), and this was re-submitted for reviewing by the CSRA. This revised document (Slim 2005d) was titled "A Tailings Resource", dated October 2005, and was produced for Avino Mines, Cia Minera Mexicana, Durango, Mexico, by Bryan Slim, of MMI, North Vancouver, BC, Canada. The document was submitted as a Technical Report to the CSRA.

A review of the assaying methods and the metallurgical test work, as directed by MMI and conducted by PRA, will now be carried out. This review will detail the processing techniques applied and comment on the test procedures used and validate the results obtained. It will then use the test data obtained to develop the proposed process flowsheet and the plant design criteria to establish the treatment process for the economic recovery of silver and gold from the Avino Mines tailings resource.

Two sets of test programs were directed by MMI and conducted at PRA. One was conducted during 2003, for which no sample origin can be determined (Huang 2003), and the other, more detailed test program, was conducted during 2004 (Huang and Tan 2005). The 2004 test work and assaying program was designed and supervised by MMI.  It was conducted on samples collected from the tailings dam by MMI during 2004, while also using the results from the preliminary metallurgical scoping tests done during 2003 as a guide. PRA staff at their facilities in Vancouver, BC, conducted all the test work from both MMI test programs.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	19

13.2.1    INTRODUCT ION TO THE MMI 2003 METALLURGICAL TEST PROGRAM

The 2003 test program consisted of the following tests as summarized in Table 13.4. The cyanidation extraction results obtained were used in a preliminary report by MMI titled "Tailings Valuation" dated November 2003 (Slim 2003). MMI considered using a 2000 t/d vat leaching process to recover the silver and gold from the oxide tailings.

However, this treatment process option was revised when the results of the 2004 test program became available.

Table 13.4    Test Procedures MMI 2003 Test Program

Process/Procedure	Details of Test	Sample Identify
Sample Preparation	No details documented	Sample L and Sample U
Head Assays	Fire assays, AA, and inductively coupled plasma (ICP) multi-acid	Composite of L and U
Specific Gravity (SG)	Standard pycnometer test	Composite of L and U
Cyanidation Leach	P80 = 68 µm; 40% solids; pH 10.5; 1.0 g/L sodium cyanide (NaCN); 48 h; dO2 > 7.9 mg/L 0.4 kg sample	Composite of L and U
Flotation	Rougher and 2 scavenger stages; P80 = 85 µm; 35% solids; pH 5.5; PAX & A208 with MIBC; 1 kg sample	Composite of L and U
Mineralogical	Examination of flotation tailings	Composite of L and U
Note: dO2 = dissolved oxygen, PAX = potassium amyl xanthate

The exact origin of Sample L and Sample U is not known, and does not appear to have been documented. The manner that each of the samples was collected by MMI has apparently also not been documented. The size of both samples, namely 0.8 kg for Sample L and 0.9 kg for Sample U, is small and its representation is questioned. Also, there appears to be no documentation relating to the arrival and receiving of these samples at PRA. There is no Receiving Log in the PRA Report No. 0302303 (Huang 2003). Also, no assay certificates have been recovered to date. Even though the above tests were considered to be scoping tests only, the results cannot be validated. When considering all the above factors, it is apparent that these results cannot be used with any degree of validity for the reviewing of process options for the recovery of silver and gold.

13.2.2    INTRODUCTION TO THE MMI 2004 METALLURGICAL TEST  PROGRAM

The 2004 test program was a better structured program, which included the pre- concentration processes such as gravity concentration and flotation, both with and without regrinding, in an attempt to upgrade the material into a smaller mass for the subsequent treatment for the recovery of silver and gold. Also, cyanidation leach tests were conducted on as-received samples as well as samples that were reground in order to attempt to improve the liberation of silver and gold from the associated minerals. A single column leach test was also performed.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	20

Additional work done included the establishing of the SG and Bulk Density of the material, determining the Bond Mill Work Index on an oxide sample from the open pit, settling and filtration tests following cyanidation tests, and electrowinning tests using Electrometals Electrowinning (EMEW) technology. All the different test procedures are summarized in the following Table 13.5.

Table 13.5    Test Procedures – MMI 2004 Test Program

Process/Procedure	Details of Test	Sample Identify
Sample Preparation	Individually numbered ; dried; weighed; subsequently composited	Composites A, B and C
Head Assays	Fire assays, AA and ICP multi-acid	Individual samples, and Composites A, B and C
SG	Standard pycnometer test	Composites A, B and C
Bulk Density	Standard volume displacement test	Composites A, B and C
Mineralogical	Examination of as-received samples	Selected Samples
Test Product Assays	Fire assays, AA and ICP multi-acid	All test products
Bond Mill Work Index	Six cycles; closing screen size 150 µm	Oxide sample
Size-Assay Distribution	Screened and assayed the size fractions	Selected samples
Gravity Concentration	Various test conditions	Composites A, B and C
Cyanidation Leach	Various test conditions	Composites A, B and C
Flotation	Various test conditions	Composites A, B and C
Column Leach Test	Agglomerated feed; 81 d duration; 0.5 to 1.0 g/L NaCN; pH 10.5; 0.05 mL/s	Composite of A and B
EMEW	Various test conditions	PLS from leach test
Acid Base Accounting	Acid generation tests	Composites A, B and C

The results obtained from this test program led MMI to include the heap leach process as the recommended treatment option in their report "Preliminary Feasibility" dated May 2005 (Slim 2005a).

13.2.3    EVALUATION AND REVIEW OF METALLURGICAL TESTS

The metallurgical tests conducted according to the MMI 2004 test program will now be reviewed. The process implications of the procedures and processes investigated, and the results obtained, will be discussed below. The most promising process option will be selected as the recommended process treatment route based on the evaluation of the results obtained from the test program. This process option will then be evaluated with respect to capital and operating cost estimates.

SAMPLE PREPARATION AND CHARACTERISTICS

Bagged samples carrying the MMI identification tags were prepared at Avino Mine under the direct supervision of MMI personnel. These samples were then transported from the mine-site to Durango, Mexico, and shipped via airfreight to Vancouver, BC. The samples were delivered to the PRA facility, and unpacked in the presence of MMI personnel to ensure that no tampering had occurred to the samples en-route. The samples were subsequently renumbered by MMI prior to PRA staff un-bagging and drying the samples. These details are shown on the PRA Sample Receiving Log (Huang and Tan 2005). The individual samples were initially air-dried, followed by a low-temperature of less than 50°C, of oven drying.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	21

The individual samples were subsequently homogenized, and riffled, and split into four one-quarter fractions. One of these fractions was used for head assay determinations. A second fraction was used for compositing selected individual samples to create the sample Composite A, representing the oxide material of the lower bench of the tailings dam. Similarly, Composite B, representing the oxide material of the middle bench of the tailings dam, was prepared by compositing selected individual samples, as was Composite C, representing the sulphide tailings of the upper bench.

Although the samples had arrived at PRA from Avino Mine without any indication of tampering, it is the sampling regime itself, which is considered to be deficient. Firstly, the sampling of the oxide section of the tailings dam was incomplete. The sampling did not replicate the 1990 Cia Minera program, and certain parts of the tailings dam were not sampled. Secondly, the samples that were taken by MMI only represent the first 4 m of depth of the tailings dam. Indications are, however, that the overall depth of the oxide section of the tailings dam varies between 7 and 27 m. These two major deficiencies were also recognized by the CSRA as deficiencies during their review. Both these items were addressed in the final MMI report "A Tailings Resource" dated October 2005 (Slim 2005d). The October 2005 report recommended a more detailed program of sampling of the whole tailings dam up to bedrock or ground soil level, as well as conducting metallurgical characterization tests using representative material from this more detailed sampling process whenever this is to be performed. However, since the MMI Technical Report, as reviewed by the CSRA, subsequently referred to the oxide tailings as an "Inferred Resource" (Slim 2005d), this and other sampling discrepancies noted in the MMI test program, will not be discussed any further.

MOISTURE CONTENT

The moisture contents of the samples as received from the Avino Mine tailings dam were found to vary widely, namely from a low value of 5.12% to a high value of 28.25% moisture. A frequency distribution for moisture content of all the oxide tailings samples as received by PRA is given in Table 13.6 below. The bi-nodal distribution is apparent.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	22

Table 13.6    Moisture Content of Samples

Frequency Distribution
Moisture Content – Range (%)	Number
5.00 – 7.50	9
7.51 – 10.00	14
10.01 – 12.50	19
12.51 – 15.00	16
15.01 – 17.50	5
17.51 – 20.00	5
20.01 – 22.50	12
22.51 – 25.00	5
25.01 – 27.50	0
27.51 – 30.00	1

The particular presence of these high moisture content values in the tailings dam apparently confirms the high moisture content values found during the 1990 sampling program conducted by Cia Minera. Although the precise sampling procedure and drying conditions are unrecorded, a data sheet provided by Avino Mines as ostensibly related to this sampling program, provides assay values and moisture contents obtained during the program. The moisture values obtained varied from a low moisture value of 13.89% to a high value of 29.4% and a calculated average of 22.87% moisture. This data sheet, titled 'Bloque de Reservas, Presa de Jales', together with the individual assay values recorded during the 1990 drilling program, is included in Appendix J.

A possible reason for the high moisture content of the tailings material is that the mine was operational during this period when the sampling program was undertaken, i.e. 1990, and that routine tailings deposition was still in progress.

The specific reason for the relatively high moisture contents found during the 2004 MMI sampling program, is not apparent. The MMI Technical Report has referred to the possibility of the original manner of deposition of the tailings which has resulted in the localized areas of high moisture content. Also, the presence of artesian springs under the tailings dam has also been mentioned as a possible reason. It was also observed that any rain water run-off from the higher levels above the tailings dam would collect at the head of the tailings dam and subsequently seep through the dam exiting at the foot of the dam. Whatever the reason(s) may be, areas of high moisture content do exist and will influence the method of recovery of the tailings and the subsequent agglomeration process.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	23

HEAD ASSAYS AND TEST PRODUCTS ASSAYS

Gold assaying was done using the standard fire assay procedure. Initially the silver was also analyzed by the fire assay procedure followed by an AA spectrophotometric finish. However, this fire assay based method for silver is not very accurate in the low concentration range of less than 100 g/t for silver. Assaying for silver was then done using ICP-M preceded by the total digestion of the sample in a suite of mineral acids. A further method was also investigated, namely that of total acid digestion followed by an AA finish. The results obtained with this acid digestion and AA method were similar to the ICP-M. The assay method selected for all the silver assays was therefore the ICP-M method preceded by the total digestion of the sample in a suite of mineral acids (ICP-M). All the other analyses for the various products arising from the metallurgical tests were done by the standard and universal methods using titration, ICP-M or AA methods.

All the various head sample analyses conducted during the test program have been listed in Table 13.7. The reference to the Test Number relates to the stage of the test work that the sample was submitted for analysis. The average values for the four different composite samples tested, namely Composite A, Composite B, Composite C and the Composite A + B blended sample, have all been calculated and are given in the table together with the respective standard deviation values. The standard deviation of the head samples representing Composite A and Composite B are shown to be within 10% of the deviation from the average value. This is considered to be reasonable.

However, the average silver value of all the head assay analyses assayed as head samples representing both Composite A and Composite B together is only 86.8 g/t Ag. This average value of 86.8 g/t Ag is less than the 95.5 g/t Ag as given in the MMI Technical Report as being the overall silver grade of the material of the whole oxide tailings dam (Slim 2005d). Similarly, the average gold value of all the head assay analyses assayed as head samples representing both Composite A and Composite B (i.e. representing the oxide tailings dam) taken during the test work program, is 0.44 g/t Au which also is less than the 0.53 g/t Au as quoted in the MMI Technical Report. For silver, this amounts to a difference of about 9% based on the MMI quoted head grade of 95.5 g/t Ag, while for gold the difference is larger at 17% based on the MMI quoted gold value of 0.53 g/t Au. It is of interest that the average head assay for the Composite A + B sample is closer to the calculated average for Composite A and for Composite B, namely 89.6 g/t compared with 86.8 g/t for silver, and 0.41 g/t compared with 0.44 g/t for gold. The above discussion assumes that the tonnages of the tailings dam labelled Composite A (lower bench) will be mixed in equal proportion to the area of the tailings dam designated as Composite B (middle bench). In the absence of specific tailings dam volumes, or tonnages, this assumption may be an oversimplification and may therefore not be entirely valid. However, the assay values representing the tailings area (Composite B) will lower the overall average head grade of the tailings being treated.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	24

Table 13.7    Head Assays

Test No.	Composite A Assays(g/t)		Test No.	Composite B Assays (g/t)
	Ag	Au		Ag	Au
SA9	99.8	0.37	SA10	88.3	00.55
Ave. 1	103.4	0.34	Ave. 1	82.6	0.68
Ave. 2	105.3	0.36	Ave. 2	88.4	0.51
C1	95.2	0.35	C4	76.3	0.52
C2	94.3	0.35	C5	70.6	0.49
C3	94.1	0.36	C6	71.4	0.50
C7	88.7	0.36	C9	70.3	0.52
C8	88.7	0.36	C10	70.3	0.52
C13	95.9	0.28	C15	77.2	0.49
C14	98.9	0.37	C16	78.3	0.52
C17	95.2	0.35	C18	77.2	0.49
Average Value:	96.32	0.350	Average Value:	77.35	0.526
Standard Deviation	5.27	0.025	Standard Deviation	6.72	0.054

Test No.	Composite C Assays (g/t)		Test No.	Column Composite A+B Assays (g/t)
C11	39.8	0.34	C4	87.4	0.42
C12	39.8	0.34	C5	90.1	0.40
Ave. 1	31.7	0.29	C6	91.4	0.42
Ave. 2	39.8	0.39	C9	-	-
Average Value:	37.78	0.340	Average Value:	89.63	0.413
Standard Deviation	4.05	0.041	Standard Deviation	2.04	0.012

A further comment regarding the assay results above relates to the methods employed for the assaying techniques for silver from these samples. The MMI Technical Report states that for the Cia Minera 1990 tailings drilling program, the silver assaying was done using the mine standard practice of fire assay followed by acid digestion and AA finish. The PRA metallurgical test work program used multi- acid digestion followed by ICP assay method for silver analyses. It is anticipated that there will not be a significant difference between the silver assays as reported in 1990 and those from the MMI test program as conducted by PRA, but the extent of this difference cannot be quantified in this review.  Similarly, no comment can be given as to the accuracy of the assays conducted by Cia Minera since the standards of precision of sampling, sample preparation and detailed methodology of the assaying methods are unknown. However, a summary sheet containing assay values has been provided by Avino Mines as being the silver and gold grades obtained from the 1990 Cia Minera sampling program. The summary sheet is attached in Appendix J. No calculations have been performed using these assay values and it is only included in this report since it is part of the Cia Minera sampling program. The MMI report “A Tailings Resource” (Slim 2005d) provides a grid map identifying the various sample holes.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	25

MINERALOGICAL  EVALUATION

At the start of the 2004 metallurgical test program, MMI requested that a sample from some of the individual samples be submitted for mineralogical analysis. The mineralogical findings have not been reported in the PRA Report No. 0406407 (Huang and Tan 2005), and also were not alluded to in the MMI Technical Report (Slim 2005d), nor in any of the preceding reports. The reason(s) why these results have apparently not been communicated to Avino Mines or to the investigators of the test program at PRA, is not known.

BOND BALL MILL WORK  INDEX

Although this information was not required for the treatment of the oxide tailings dam material, a Bond Ball Mill Work Index determination test was done on an oxide material sample. The work index was determined to be 12.3 kWh/t using a closing screen size of 74 µm (200 mesh) with convergence of the specific energy input (grams of product per revolution) found after five cycles of testing. This makes the sample tested a moderately hard rock type. The details regarding the origin of this sample have not been documented and its relevance as data is therefore questioned.

BULK DENSITY AND SPECIFIC GRAVITY

Bulk density and SG determinations were conducted on samples specifically identified by MMI. The SG measurements were done using the standard pycnometric method, while the bulk density values were obtained by measuring the volume of dry solids in a measuring cylinder. The values obtained are reproduced in Table 13.8 below.

Table 13.8    Bulk Density and Specific Gravity

Location/ Bench	Sample Identify	P80 Size (µm)	Bulk Density (g/cm3)	SG
Upper Bench	S2	226	1.66	2.74
Lower Bench	S10	326	1.73	2.62
Lower Bench	S22	367	1.73	2.76
Middle Bench	S45	254	1.60	2.76
Middle Bench	S50	201	1.63	2.74
Upper Bench	S74	301	1.57	2.72
Average	-	-	1.653	2.723

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	26

The bulk density values determined for the oxide tailings material were found to vary between 1.57 and 1.73 g/cm3 with an average of 1.653 g/cm3. This average value is in reasonable accord with the bulk density of 1.605 g/cm3 as quoted in the MMI Technical Report. The SG values obtained were generally consistent with an average value of 2.723.

PARTICLE SIZE– ASSAY ANALYSIS

A particle size – fraction analysis was done on the same samples as were used for the bulk density and SG determinations. These tests were conducted to determine whether the silver and gold were predominantly occurring in a particular particle size range. The size-assay analyses indicated that the metal distributions were varied according to the location, but that all displayed the bi-nodal distribution for silver, gold and mass to varying degrees.

Sample S10 from Composite A from the Lower Bench of the tailings dam indicated one maximum metal distribution occurring in the size range 149 to 210 µm, and another in the minus 37 µm size range. The maximum mass distributions are generally similar although it occurs over a wider size range in the coarse size, namely 105 to 210 µm. The second sample from this bench, Sample S22, was similar but with a shifted maximum metal and mass distribution in the 210 to 297 µm size range, and a secondary maximum metal and mass distribution in the minus 37 µm size range.

Sample S45 from the Middle Bench of the tailings dam, and part of Composite B, indicated maximum metal distribution in the 149 to 210 µm size range with maximum mass distribution in the 105 to 149 µm size range. The secondary maximum metal and mass distribution was found in the minus 37 µm size range. The second sample from the Middle Bench, namely Sample S50, had the maximum metal and mass distributions in the 105 to 149 µm size range as well as the minus 37 µm size range.

The two samples from the Upper Bench of the tailings dam of Composite C displayed totally different particle size distributions. Sample S2 was bi-nodal with one maximum for metal and mass distribution in the size range 105 to 149 µm and the second maximum occurring for the size range of minus 37 µm. Sample S74 displayed only one maximum metal and mass distribution over the relatively wide coarse particle size range of 105 to 297 µm. This sample was almost entirely devoid of slimes, or minus 37 µm material.

These samples reflect the operating discharge conditions and history at the time of plant operations and tailings deposition. The results typify the use of a tailings cyclone situated on the tailings dam wall discharging the coarse undersize material onto the wall area with the finer cyclone overflow material flowing downstream and settling within the tailings dam. Changes in the size distribution would be anticipated with downstream distance from the point of discharge by the cyclones at the tailings dam wall. This is typified by the size distribution of Sample S74 which purports to be a cyclone underflow sample taken at the point of discharge and which was found to be almost totally devoid of fines, or minus 37 µm material.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	27

GRAVITY CONCENTRATION TESTS

Pre-concentration tests using the centrifugal gravity concentration method were conducted to evaluate the potential upgrading of silver and gold. The laboratory size concentrator used was the Falcon Model SB40 centrifugal concentrator. The tests were conducted on samples from Composites A, B and C. MMI dictated the test parameters used for these tests, including a set of tests where the samples were reground prior to conducting the gravity concentration test. The results from the gravity concentration tests are summarized in Table 13.9 below.

Table 13.9    Summary of Results of Gravity Concentration Tests

Sample Identify	Head Grade		Concentrate Grade		Recovery (%)			P80 (µm)	Remarks (Note: All tests are 3-pass tests)
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Mass	Ag	Au
Comp. A	93.8	0.35	124.7	0.52	24.1	32.1	36.5	269	Pressure 1.5 psig; no regrind
Comp. B	70.3	0.50	96.9	0.71	23.6	32.5	33.3	180	-
Comp. C	39.7	0.33	58.0	0.65	24.1	35.2	47.0	254	-
Comp. A	92.1	0.33	126.1	0.71	19.7	27.2	42.1	76	Pressure 1.0 psig; reground
Comp. B	70.5	0.56	96.5	1.29	22.4	30.7	51.5	77	-
Comp. C	40.7	0.38	65.5	0.98	24.8	39.9	64.3	79	-
Note: psig = pounds per square inch (gauge)

The mass recoveries varied between 20 and 25% indicating that the tests were performed in a uniform and consistent manner. The highest silver recovery obtained was 40% (after regrind) for Composite C and decreasing to 31% for Composite B (after regrind) and about 27% for Composite A, also after regrind. The gold recoveries were higher than the equivalent silver recoveries, particularly after regrind, indicating that the liberation of the precious metals could be incomplete.

However, the upgrading factor for both silver and gold is very low, namely about 1.4 for silver and up to 2.3 for gold. No further upgrading or silver and gold recovery tests were conducted on the gravity concentrates produced possibly as a result of the relatively low grades and recoveries obtained. Also of interest is the fact that no historical test work was documented by MMI where gravity concentration was used to produce a saleable high-grade concentrate.

FLOTATION

Different scoping flotation tests were conducted on samples from Composite A and Composite B using various reagent schemes and conditions as dictated by MMI. The results of the flotation tests are summarized in Table 13.10. The test results reported led to the following conclusions.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	28

For Composite A, a regrind from a P80 size of 238 µm (as received particle size) to a P80 of 72 µm, improved the flotation recovery of silver from 18 to 23%, and that of gold from 18 to 39%. The standard suite of reagents was used for these tests (Tests F1, F3 and F4). For Composite B, a regrind from a P80 size of 173 µm (as received particle size) to a P80 of 74 µm, improved the flotation recovery of silver from 22 to 33%, and that of gold from 12 to 32% (Tests F2, F5 and F6). A particle size fraction analysis distribution conducted on the tailings of Test F4 (Composite A) indicated that the major proportion of the mass and the silver and gold is present in the slimes, or minus 37 µm, size fraction. However, significant losses of silver, and particularly gold, occurred in the coarser sizes, namely the size range 53 to 105 µm. This indicates that the degree of liberation could be improved and that some metal appears to be occluded in the coarser particle sizes. Some silver may also be adsorbed onto secondary oxide minerals and be unrecoverable by flotation. A similar mass and metal distribution was obtained in the case of Test F9 (also Composite A) which was a flotation test performed using a sulphidization reagent.

In testing the various flotation reagent suites, variable mass and metal recoveries and concentrate grades were obtained. However, the maximum silver grade obtained for a rougher concentrate was 909 g/t Ag, while the overall recoveries for silver could not be improved beyond about 40%. This indicated that mineral surface alteration or oxidation, or occlusion of precious metals in gangue, was inhibiting the flotation process. Since the silver recoveries obtained were deemed low and unsatisfactory, no further flotation tests were conducted and no extraction tests were performed on flotation concentrates.

The head assays obtained during the flotation testing stage gave inconsistent results. Table 13.10 shows the actual head assays obtained for each flotation test compared with the head assay obtained for silver for the composite samples. For Composite A, the individual silver head values for each flotation test conducted are all higher than the assay for the composite sample, except in the case of Test F11. The gold (and silver) values obtained for Tests F7, F8 and F9, are known to have been the result of poor sampling technique adopted for these three tests. The composite head assay gold value of 0.36 g/t Au is probably a reasonably representative assay value for Composite A. For Composite B, the silver head value for the composite sample is slightly lower than the assays for the individual flotation tests. For gold, the composite sample value is higher at 0.52 g/t Au than the assays for the individual tests.

The historical results of the flotation tests reported in Table 13.3 are significantly higher at 60 to 69% recovery for silver and 47 to 67% for gold. However, in the absence of information regarding the origins of these samples, the lack of head grade data and the absence of sampling and flotation procedures involved, these results will not be taken into consideration in selecting of the processing options for the oxide tailings dam material.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	29

Table 13.10    Summary of Results of Flotation Tests

Sample Identify & Test No.	Head Grade		Concentrate Grade		Recovery (%)			P80 (µm)	Remarks
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Mass	Ag	Au
Comp. A/F1	112.2	0.35	908.7	3.17	2.1	17.8	18.4	238	3-stage ro., pH 8;
Comp. A/F3	119.2	0.39	734.6	3.88	2.6	21.0	30.4	103	Conditioning NaCN +
Comp. A/F4	104.6	0.40	630.9	3.36	3.8	22.6	38.6	72	Na2CO3; A404, PAX
Comp. A/F7	111.9	1.39	654.6	5.56	2.3	16.3	34.9	~75	2-stage ro., nil NaCN
Comp. A/F8	108.5	2.38	887.2	11.91	0.9	7.8	30.7	~75	2-stage ro., nil NaCN
Comp. A/F9	114.5	1.67	723.9	5.86	2.7	20.8	45	~75	2-stage ro., NaS2, PAX
Comp. A/F10	103.5	0.58	401.3	1.62	8.9	34.6	39.8	~75	with NaCO3, CuSO4
Comp. A/F11	99.6	0.34	484.8	1.83	8.8	42.2	48.3	~75	with CuSO4, A208
Comp. B/F2	88.4	0.42	695.4	2.65	2.6	22.0	12.2	173	3-stage ro., pH 8
Comp. B/F5	89.7	0.47	806.1	4.18	2.9	27.0	24.6	92	conditioning NaCN +
Comp. B/F6	89.9	0.51	867.1	5.45	2.9	32.5	32.1	74	Na2CO3; A404, PAX
Comp. A: Head	99.8	0.36	-	-	-	-	-	-	-
Comp. B: Head	88.3	0.52	-	-	-	-	-	-	-
Note: CuSO4 = copper sulphate; NaCO3 = sodium carbonate

CYANIDATION  TESTS

Cyanide leaching tests were conducted on samples from Composite A, Composite B and Composite C using different leaching conditions. The first set of tests were to determine the effect of regrinding the tailings samples prior to leaching while subsequent tests determined the effect of cyanide concentration in the leach solution.

For Composite A, the silver extractions varied from 66% for the un-milled (as received) sample to 80% for the samples that were reground, while the gold extractions varied from 82 to 89% respectively. For Composite B, the silver extractions ranged between 69% for as-received material, to 77% for samples that were reground. The corresponding gold extractions varied between 82 and 87%. Although the cyanide consumption increased with the regrinding of samples tested for both Composite A and Composite B, the increase in extraction may compensate for the additional cost of cyanide reagent and regrinding provided that the filtration characteristics are not detrimentally affected. Higher cyanide concentrations in the leach solution tended to improve the extractions of silver and gold, but increased the cyanide consumption significantly as well.

The results from the sulphide tailings, namely Composite C, indicate that between 73 and 87% of the silver can be extracted, with between 77 and 85% of the gold. However, the cyanide consumption values were higher than the results from the oxide tailings. Two leach tests only were conducted on reground samples from Composite C, each having a P80 of about 69 µm. A summary of the cyanide leach test results is given in Table 13.11 below.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	30

Table 13.11    Summary of Results of PRA Cyanidation Tests

Sample Identify & Test No.	Extraction (%)		Reagent Usage (kg/t)		NaCN Concentration (g/L)	P80 (µm)
	Ag	Au	NaCN	Lime
Comp. A+/C1	66.4	81.5	1.8	1.4	1.0	269
Comp. A+/C2	79.3	85.7	1.6	1.8	1.0	103
Comp. A+/C3	80.4	89.1	2.6	1.6	1.0	78
Comp. A+/C7	78.6	82.7	2.2	1.8	0.5	74
Comp. A+/C8	89.7	85.5	5.1	0.8	2.0	74
Comp. A*/C13	79.7	86.8	1.5	1.3	0.5	74
Comp. A*/C14	83.1	82.1	3.7	0.8	2.0	74
Comp. A*/C17	79.4	90.9	1.0	1.2	1.0	74
Comp. B+/C4	69.1	82.0	2.6	1.8	1.0	180
Comp. B+/C5	77.1	88.3	1.7	1.8	1.0	100
Comp. B+/C6	77.3	86.9	1.7	1.9	1.0	84
Comp. B+/C9	73.2	86.0	2.6	1.2	0.5	84
Comp. B+/C10	79.5	86.4	4.5	1.0	2.0	84
Comp. B*/C15	72.9	82.6	1.6	2.0	0.5	84
Comp. B*/C16	75.4	83.4	3.8	1.0	2.0	84
Comp. B*/C18	67.7	78.6	0.9	1.3	1.0	84
Comp. C+/C11	73.8	77.3	4.0	2.8	1.0	69
Comp. C+/C12	86.6	85.0	7.3	2.6	2.0	67
Note:           “+” indicates Original Composite Sample.
“*” indicates New Composite Sample.
Tests C17 & C18 = 24 h leach duration; other tests + 72 h leach duration.

During the cyanide leach test program, a new Composite A and Composite B sample had to be prepared since the original composite samples had been exhausted. Comparison of results from the two composite samples indicated similar behaviour patterns, although there are some noticeable differences in the extractions. Also, the cyanide and lime consumption values as recorded are inconsistent. This indicates that absolute numbers cannot be assigned to a single test although any observed trends would be valid. The averages of similar tests would more likely predict the overall responses more accurately. It is also apparent that non-systematic variations in the assay results could have arisen from subtle variations in mineralogy, sample preparation, the sample regrinding process and possibly daily variations in temperature.

The cyanide leach extraction results quoted by MMI in Table 13.2, and the averaged results from the present test program, are summarized below in Table 13.12, and will be discussed in the following section.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	31

Table 13.12    Summary of Cyanidation Test Results Used by the MMI Reports

Sample Identify & Test No.	Extraction (%)		Remarks
	Ag	Au
Comp. A/C1	66	82	As-received; 1.0 g/L NaCN
Comp. A/C7 & C13	80	85	Average; reground; 0.5 g/L NaCN
Comp. B/C4	69	82	As-received; 1.0 g/L NaCN
Comp. B/C9 & C15	73	84	Average; reground; 0.5 g/L NaCN
MMI 2003	77	71	Results from 2003 test program
MMI 2003	88	88	Origin of results unrecorded
MMI 2004/C8 & C10	85	86	Average; reground; 2.0 g/L NaCN

The average extraction results obtained from samples from Composite A and Composite B in the present study are generally lower than the results from the historical test work as detailed in Table 13.12. However, in the absence of details, these historical results cannot be used in the overall evaluation of this process. The MMI claim of a 77% silver extraction, based on the MMI 2003 test program, cannot be considered an acceptable result since only one test was done. The sample origin is purported to be four holes dug at approximately 25 m intervals with samples scraped into a bag, one for the lower bench and one for the upper bench of the oxide tailings dam. Clearly, a sample collected in this manner cannot be considered to be representative. Also, the other MMI 2003 claim for an extraction result of 89% silver and 88% gold cannot be validated. All these test results can therefore not be considered as valid and will not be used in any further discussions or evaluations.

The MMI 2004 results, as claimed in the Technical Report and listed in Table 13.12 above, are also considered unusable. The reasons for this statement are that these results were obtained with a reground sample and leached at a high cyanide concentration of 2.0 g/L NaCN, whereas the other tests were done using 1.0 g/L NaCN. Both these conditions, that is, the regrinding of the tailings material and a high cyanide concentration leach condition, will not be implemented in a recovery process and these results are considered to be unrealistic.

The extraction results from the cyanidation tests obtained using as-received samples from Composite A and Composite B, namely 66 to 69% for silver and 82% for gold, were encouraging.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	32

COLUMN LEACH TEST

One column leach test was conducted on a 30.9 kg sample being an equal mix of material from Composite A and Composite B. The sample was mixed with water, Portland Cement and lime and then agglomerated to a P80 size of 2,614 µm. After curing, the sample was put into a column with a diameter of 102 mm and a height of 3 m. The column test was run for a total of 81 days after the solution flowrate and pH had been stabilized. The silver extraction obtained was 73.0% while the gold extraction was 78.9%. These results compare very well to the average extraction values calculated from the cyanidation tests of the individual composite samples leached in the as-received condition, namely 67.8% for silver and 81.8% for gold. The cyanide consumption values are also comparable. The results obtained from the column test, as well as the calculated average extraction values obtained from the tests conducted on the as-received samples of Composite A and Composite B, have been summarized in Table 13.13.

Table 13.13    Summary of Results of Column Leach Tests

Sample & Test No.	Extraction (%)		Reagent Consumption (kg/t)			NaCN Concentration (g/L)	P80 (µm)	Remarks
	Ag	Au	NaCN	Lime	Cement
Column Test, Comp. A & B	73.0	78.9	2.32	13.73	21.8	0.5 & 2.0	2,614	pH 11; flowrate 0.05 mL/s
Comp. A & B Average, Tests C1&C4	67.8	81.8	2.18	1.59	-	1.0	225	pH 10.5/11; bottle roll

The kinetics of leaching had slowed down significantly by Day 81 when the test was terminated, although there was evidence that some leaching was still in progress.

A particle size - assay analysis of the leach residue of the column test found that the highest unleached (undissolved) silver grade was in the coarsest size range of plus 210 µm, while the highest gold value was found in the minus 37 µm size range. This suggests both inadequate liberation of the silver grains and/or minerals, and occlusion of gold possibly by clay minerals, or the presence of tarnished/coated mineral surfaces, or the presence of refractory minerals. The subsequent leaching of de-agglomerated column leach test residue resulted in a negligible extraction of silver and gold. This indicates that the column leach test had virtually reached its maximum potential extraction, which confirms the observation that the leaching rate had slowed down.

Only one column leach test was conducted. Also, the material tested was a mixture of samples from Composite A and Composite B, that is, a mixture of material from the lower and the middle benches of the oxide tailings dam. During the test, flow problems were encountered which resulted in the column having to be unloaded and the material having to be re-agglomerated with the test subsequently re-started after filling the column. In general terms, the results from one test only cannot be regarded as representative of the whole oxide tailings dam. However, despite these limitations and problems encountered, the encouraging results obtained and the close comparison with the bottle-roll tests, implies that the results are relatively reliable. The extraction values obtained from the column test, namely 73.0% for silver and 78.9% for gold, will therefore be used in the evaluation of this treatment process. The reagent consumption values also appear to be very high, namely13.73 kg/t for lime, 21.8 kg/t for cement and 2.32 kg/t for cyanide. However, lime and cement consumption values obtained in laboratory tests generally approximate commercial operations although, in this case, they seem to be unrealistically high. The cyanide consumption of a commercial operation would typically only be 30 to 50% of that measured in a laboratory test.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	33

ACID BASE ACCOUNTING

The Acid Base Accounting (ABA) results predict the overall acid generating potential of selected samples. A net acid general potential was found for the sulphide tailings but not the oxide tailings. The processing of the sulphide tailings for silver and gold recovery could modify the ABA and increase the stability of the ultimate residues. Alternatively, the sulphide tailings would require the addition of lime during the process of relocating this material. This would ensure that the sulphide tailings would not cause acid-generating environmental problems.

ELECTROWINNING

Electrowinning metal recovery tests were conducted using EMEW technology (from the Electrometals Electrowinning company), specifically designed for the electrodeposition of metals from dilute solution tenors. The tests were carried out using filtered cyanide leach pregnant solutions. Although the test results were favourable, it appears unlikely at this stage that this technology could be applied in this situation given the high solution volumes generated and the very low silver concentrations anticipated in the pregnant solution from the heap. However, further test work using the EMEW metal recovery system should be undertaken if the project advances to the feasibility level because the potential for savings in capital cost and operating cost needs to be investigated.

13.3       PROCESS  ENGINEERING  EVALUATION

This section will review the process engineering options based on the results of the metallurgical tests conducted and will set the metallurgical design criteria for purposes of estimating the operating costs and capital costs. The costs of the processing options selected for review will be estimated based on conventional plant layouts. The design criteria, layouts and cost estimates will be kept on a general basis and will be based on the knowledge gained from the site visit and the interpretation of conditions and the availability of existing plant equipment, manpower and infrastructure for this Technical Report.

13.3.1    GRAVITY  CONCENTRAION

REVIEW OF RESULTS

As indicated in Table 13.9, the upgrading for silver from the as-received oxide tailings was poor with a maximum concentrate grade of 125 g/t Ag with a mass recovery of 20%. The upgrading of gold is similarly poor. The re-grinding of the samples prior to gravity concentration leads to an almost negligible improvement in the upgrading of silver to 126 g/t Ag, while for gold a maximum concentrate grade of 1.29 g/t Au was obtained. The sulphide tailings response to gravity concentration is equally poor with even lower grade gravity concentrates being obtained despite slightly improved recoveries being observed for both silver and gold.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	34

CONCLUSION

The poor results obtained in that no high-grade metal concentrate could be produced, coupled with the fact that no extraction tests for silver and gold were conducted on the gravity concentrates produced, has resulted in the gravity concentration treatment option not being selected for further consideration.

13.3.2    FLOTATON

REVIEW OF RESULTS

The flotation results have been summarized in Table 13.10. The results indicate that the overall recoveries for both silver and gold are low, namely between 8 and 42% for silver and 12 to 48% for gold. The re-grinding of both tailings samples (Composite A and Composite B) are seen to improve the recoveries, while the testing of various reagent regimes also resulted in improvements to the overall recoveries of both silver and gold in some cases. However, the overall recoveries are generally considered to be low at less than 40% for silver and less than 48% for gold, and this is coupled with a very low grade concentrate being produced. This poor flotation response is probably the result of surface alterations and/or inadequate liberation of the silver and gold. No extraction tests were conducted on any of the flotation concentrates produced and so the total extent of extraction is not known. No tests were conducted on the sulphide tailings material (Composite C) and its response to flotation as a pre-concentration process is therefore not known.

CONCLUSION

Flotation will not be considered as a treatment option for the recovery of silver and gold from the oxide tailings dam material. For the reasons specified above, namely a generally low recovery of silver and gold, the option of using flotation to recover silver and gold will not be considered as a processing method in the treatment of the oxide tailings dam material.

13.3.3    CYANIDE LEACHING

REVIEW OF RESULTS

Cyanidation leach tests were done on samples from Composite A and Composite B under different conditions of particle size and solution cyanide concentration. The results have been summarized in Table 13.11. The results generally indicated that cyanidation was still occurring after 72 h of the leaching time used for the laboratory tests, but at a much reduced rate. The base metals copper and zinc also dissolved during the cyanide leach and will contribute to the overall consumption of cyanide. Increasing the cyanide concentration in the leach solution generally improved the extraction of silver and gold, but also increased the overall cyanide consumption. The extraction of silver and gold from Composite A increased with fineness of grind, while Composite B did not improve the extraction for finer grinds than P80 of 100 µm. The cyanide consumption figures are inconsistent in some cases although trends are apparent. Although limited test work was done on material from Composite C, namely the sulphide tailings, a set of results have been included in Table 13.14 below for purposes of comparison.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	35

Table 13.14    Cyanide Leaching Parameters

Sample Identify	Head Grade		Extraction (%)		Reagent Consumption (kg/t)		NaCN Concentration (g/l)	P80 (µm)	Remarks
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	NaCN	Lime
Comp. A	94.7	0.35	66.4	81.5	1.8	1.4	1.0	269	As-received sample
Comp. B	95.9	0.28	69.1	82.0	2.6	1.8	1.0	180
Avg of A & B	95.3	0.32	67.8	81.8	2.2	1.6	1.0	225
Comp. A	94.7	0.35	79.3	85.7	1.6	1.8	1.0	103	Reground sample
Comp. B	70.3	0.52	77.1	88.3	1.7	1.8	1.0	100
Avg of A & B	82.5	0.44	78.2	87.0	1.7	1.8	1.0	102
Comp. C	39.8	0.34	73.8	77.3	4.0	2.8	1.0	69

CONCLUSIONS

As-received (unmilled) and reground tailings dam material will be expected to show the following extraction results under normal leaching conditions of about 68% for silver and 82% for gold. The reground material will give higher extractions at about 78% for silver and 87% for gold (see results in Table 13.13). Although the regrinding of tailings material is considered to be an expensive treatment method, cyanidation with and without regrinding as a treatment option will be reviewed and discussed in Sections 17.1.

13.3.4    COLUMN LEACH TEST

REVIEW OF RESULTS

One column leach test was conducted using a blend of equal proportions of as- received (unmilled) Composite A and Composite B oxide tailings material. Despite interruptions in the leaching cycle as a result of the de-agglomeration of material in the column and the resultant percolation of fines, the overall extraction of silver was 73% and 79% for gold (see Table 13.13 for the results). Although the test was terminated after a total leaching time of 81 d, indications were that the leaching process was nearing completion but had not finalized at that stage. The above extraction results compare very well with the average extraction results obtained from the bottle roll leach tests, namely 68% extraction for silver and 82% for gold. The cyanide consumption of 2.3 kg/t for the column test was also comparable with that obtained for the bottle roll leach tests, namely 2.2 kg/t. The lime consumption for the column test was significantly higher probably as a result of the two repeated agglomeration exercises.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	36

CONCLUSIONS

Although only one column leach test was performed, the extraction results are in keeping with those obtained from the bottle roll tests. The results as given in Table 13.13 will be used for developing the process design criteria.

13.3.5    PRECIOUS METAL RECOVERY

REVIEW OF RESULTS

Only one technology was tested for recovering precious metals from cyanide leach solutions. The pregnant solution arising from leach tests performed on oxide tailings material was used to conduct electrowinning tests. Three tests were conducted using the EMEW technology. These tests indicated that silver could be electrowon from solutions with a starting concentration of about 58 mg/L Ag to a depleted electrolyte with about 3 mg/L Ag. The deposition was also shown to be very selective with respect to the co-deposition of base metals. However, the pregnant solution from a leaching heap is expected to be significantly less than 58 mg/l Ag, possibly as low as 16 mg/L Ag. It is unclear whether the EMEW technology could operate efficiently under such low silver tenors.

The alternative process options for the recovery of precious metals would likely be either activated carbon, or the zinc precipitation method. No tests were conducted on these two process options. The use of an activated carbon circuit to recover silver is not recommended because of the added operational complexity. Also, the relatively high grade of the silver in solution will result in the treating of relatively large amounts of carbon, which will add to the cost of the project.

CONCLUSIONS

No other historical test work results were reported by MMI, nor are any alternative technology results known to have taken place, which tested the recovery of silver from the Avino Mine tailings material. The Merrill-Crowe process will therefore be the preferred technology to recover the silver and gold from pregnant leach solutions.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	37

14.0 MINERAL RESOURCE ESTIMATES

During the period from 1976 to 2001, the Avino Mine was in continuous operation and a nominal 5 Mt of ore was treated by the mill during that period of time. Ore production prior to 1993 (1992 has also been mentioned) was described as "oxide" and was mined from the open pit. As indicated in the MMI report dated May 2005, and the subsequently revised reports (Slim 2005a, 2005b, 2005c, 2005d), just over 2 Mt of oxide ore was apparently treated.

From 1993 to 2001, ore described as "sulphide" was mined and processed. MMI records indicate that a nominal 3 Mt of ore were treated. Since the sulphide tailings material was not a part of this technical study, no values have been assigned to the sulphide tailings during this study except in the section where a conceptual economic value was required for purposes of demonstration. In this case, the head grade values used were those originating from the samples used for the limited metallurgical test work program undertaken at PRA under the direction of MMI (Huang and Tan 2005). These assay values should in no way be construed as representing the assay values of the entire sulphide tailings deposited in the tailings dam. An independent and detailed sampling campaign would be required to evaluate the metal assays and content of the sulphide tailings.

As reported in Section 13.1.1, MMI estimated the volumes/tonnages, as well as the silver and gold grades of the oxide tailings (the Inferred Resource) to be as given in Table 13.1. This table is reproduced here as Table 14.1 for purposes of discussion.

Table 14.1    Oxide Tailings Dam Data
Source	Tonnes	Assays (g/t)		Bulk Density (g/cm3)
		Ag	Au
Cia Minera, 1990	2,092,178	93.0	0.50	1.605
MMI, 2005	2,091,074	95.5	0.53	1.605

Of interest is that the tonnage of oxide tailings material available for treatment and given by the MMI reports as arising from the Cia Minera sampling program of 1990 is 2,092,178 t. This is the exact tonnage number given from a data sheet provided by Avino Mines and purporting to summarize the data from the 1990 sampling program. This summary sheet has been included in Appendix J and is titled “Bloque de Reservas, Presa de Jales”.

If the data presented on this sheet “Bloque de Reservas, Presa de Jales” was generated from the 1990 sampling program, then it would have excluded the oxide tailings deposited during the rest of that year (1990), as well as 1991, 1992 and the part of 1993 until the sulphide material became available.  That would render the Cia Minera 1990 data as incomplete with respect to both tonnage calculations and tailings grade. The methodology adopted by Cia Minera to establish the values given in the data sheet, namely using a simplified block model, is also considered to be not technically valid but probably provides a reasonable estimation given the drilling pattern used for this exercise.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	38

Estimated tonnage calculations by MMI, using string traverse and an assumed triangular plan, as well as an arithmetic check of the 1990 data using block volumes, gave reasonable confirmation that between 2.0 and 2.3 Mt of oxide tailings were present in the tailings dam (Slim 2005d).  However, no indication has been provided in the MMI reports as to the methodology used by MMI to establish the MMI 2005 value of 2,091,074 t of oxide material present in the tailings dam.

Tetra Tech did not independently verify the tonnage or grade of the tailings deposit. (See the report “A Tailings Resource” by Bryan Slim in Appendix H.)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	39

15.0 MINERAL RESERVE ESTIMATES

Because the Mineral Resource is classified as “Inferred”, no mining criteria were applied to convert the resource to reserves.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	40

16.0 MINING METHODS

This Mineral Resource will be mined through surfaces methods.  A truck/shovel arrangement is described below.

16.1       SCHEDULE

The plant will operate on a 24 h, 365 d basis with an overall utilization of 90%.  For an oxide tailings treatment rate of 0.5 Mt/a, this would be equivalent to a throughput rate of 1,370 t/d or 63.4 t/h.  This will give an overall project duration of four years.  This four-year period will exclude the time required for site establishment and remediation of the heap after the leaching process has been completed.

16.2       EQUIPMENT

The mining equipment will operate on a different schedule than the plant.  Loading operations will be conducted one 8 h shift per day, 5 d/wk.  A four m3 front-end loader will be used to load three 20 t over-the-road (OTR) dump trucks that will either deliver the sulphide tailings to the sulphide stockpile or the oxide tailings to the 160 t oxide tailings hopper. Once the hopper is filled, excess tailings will be stockpiled around the hopper to be loaded by the process plant group on the weekends.

Because an old tailings dump is being mined, there are no blasting considerations, no pit will be excavated and no crushing will be performed by the mining group.

16.3       MODIFYING  SITE CONSIDERATIONS

Certain areas of the tailings contain high amounts of moisture that can lead to equipment getting stuck.  To mitigate this potentiality, wider, oversized tires with chains will be installed on the front-end loader.  Also, the front-end loader bucket will be downsized. This will lighten the load on the front tires preventing them from sinking into saturated material.  The trucks will not enter the soft zones so there will be no modifications to the trucks.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	41

17.0  RECOVERY METHODS

17.1       INTRODUCTION

It is assumed that only the approximately 2 Mt of oxide tailings will be reclaimed from the tailings dam for re-treatment for the recovery of silver and gold. The approximately 3 Mt of sulphide material will be moved from its present location and dumped at a new site near the proposed site of the heap leach plant. The sulphide tailings will therefore be loaded separately into trucks and dumped in a suitable newly created sulphide tailings deposit facility. Although it has been estimated that there is approximately 3 Mt of sulphide tailings, it is not certain how much of this material will be moved to the new sulphide tailings dam site. Some of the sulphide tailings could be used in the building of the heap leach pad and its facilities, but no quantities have been estimated at this stage.

17.1.1    POTENTIAL REVENUE ESTIMATION

PREAMBLE

A very preliminary economic view has been taken in eliminating the process options discussed in Section 13.3. The only purpose of conducting this revenue estimate exercise is to determine order-of-magnitude costs, which can be compared in order to eliminate the obviously unrealistic process options. The only potential process options that will be developed are those selected from the discussion in Section 13.3. The inherent value of the precious metals in the oxide tailings material of the Avino Mine tailings dam will now be calculated using the three process treatment options discussed previously. These treatment options are:

•      cyanidation of the oxide tailings material without regrind
•      cyanidation of the tailings with regrind
•      heap leaching of the tailings without regrind.

Table 17.1 compares the estimated potential revenue of the three process treatment options for the oxide tailings only. The sulphide tailings are discussed in a later section in this report. Note that all references to costs are in US dollars.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	42

Table 17.1  Inherent Value of Oxide Tailings

	Process Treatment Options			Remarks
	Cyanidation As-received	Cyanidation Reground	Heap Leach As-received
Tailings Dam (t)	2,091,074	2,091,074	2,091,074	MMI Technical Report
Available for Treatment (%)	100.0	100.0	100.0	-
Head Grade (g/t, Ag)	95.5	95.5	95.5	MMI Technical Report
Head Grade (g/t, Au)	0.53	0.53	0.53	MMI Technical Report
Metal Available (kg, Ag)	199,697.57	199,697.57	199,697.57	-
Metal Available (kg, Au)	1108.27	1108.27	1108.27	-
Extraction (%, Ag)	67.8	78.2	73.0	Data ex Tables 13/14
Extraction (%, Au)	81.8	87.0	78.9	Data ex Tables 13/14
Precipitation (%, Ag & Au)	96.0	96.0	96.0	Assumed value
Metal Recovered (kg, Ag)	129,979.15	149,916.96	139,948.05	-
Metal Recovered (kg, Au)	870.30	925.63	839.45	-
Metal Recovered (oz, Ag)	4,178,959.73	4,819,980.10	4,499,469.91	1 kg = 32.151 oz
Metal recovered (oz, Au)	27,981.07	29,759.82	26,989.07	-
Silver Price ($/oz)	20.59	20.59	20.59	-
Gold Price ($/oz)	1,271	1,271	1,271	-
Silver Income Potential ($)	86,044,781	99,243,390	92,644,085	-
Gold Income Potential ($)	35,563,940	37,824,731	34,303,108	-
Total Potential Income ($)	121,608,721	137,068,121	126,947,193	-

CAPITAL AND OPERATING COST ESTIMATES

The estimated capital and operating costs of a standard layout cyanide leach plant will now be compared with the estimated capital and operating cost of a heap leach plant. A throughput of 1,370 t/d will be assumed for each option based on a four- year treatment period. These basic treatment costs specifically do not include the reclamation and relocation of the sulphide tailings dam material. The costs of the treatment options are summarized below in Table 17.2. These estimated capital and operating costs are based on data from Western Mining Engineering 2010 Handbook.

Table 17.2   Summary of Cost Estimates – Four-Year Treatment

Process Option	Capital Cost (US$ million)	Operating Cost (US$/t)
Cyanide Leach – no regrind	37.93	11.18
Cyanide Leach – with regrind	40.3	15.14
Heap Leach – Estimate I	17.07	5.03
Heap Leach – Estimate II	19.16	6.81

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	43

The cost estimates figures in Table 17.2 indicate that the estimated cost of a cyanide leach plant, without or with a regrind circuit, amounts to almost 40% of the total potential income for the metallurgical parameters while this amount for the heap leach plant will be less than 20% of the total potential cost. These numbers are as determined by the MMI Technical Report and for the metal prices as quoted above. Both cyanidation process treatment options will therefore not be pursued any further. It should also be noted that this estimate is based on a treatment rate of 1,370 t/d.

HEAP LEACH PLANT

The capital cost for a 1,370 t/d (500,000 t/a) heap leach plant has been estimated to be between $17 million and $19 million with an estimated operating cost of between about $5/t and $7/t treated based on information available on similar operations. On the assumption that these numbers are reasonable estimates, it is seen that the potential net revenue is about $85 million over the four-year period of operation plus the time required for the project to be established, and project closure.

HEAP LEACH LAYOUT

The heap layout, heap lift height, and number of lifts, have been assumed for purposes of this report, and are detailed in Section 17.5 of this report. The maximum height has been restricted to 26 m as a result of the proximity of the proposed heap leach facility to the community of San Jose de Avino. This proposed height for the heap would require geotechnical verification. Despite the 26 m height proposed for the heap, this has resulted in a relatively large surface area being required for the leach pad. The site layout and available space, site drainage, and pad size have been done according to the most suitable surface area topography and the best available information. However, the close proximity of the proposed heap leach facilities to the community of San Jose de Avino, and its agricultural workings, may yet result in site and/or layout revisions.

17.2       SUMMARY

The unit processes selected were based on the results of metallurgical testing reported by MMI, along with resources set out by Avino Mines.

The treatment plant will consist of agglomeration and heap leaching, followed by a Merrill-Crowe process to recover silver and gold from pregnant solution.

The simplified flowsheet is shown in Figure 17.1. The detailed process flow diagrams are located in Appendix B.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	44

Figure 17.1   Simplified Process Flowsheet

SULPHIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
SULPHIDE TAILINGS STOCKPILE
OXIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
CEMENT SILO
LIME SILO
CYANIDE
BARREN SOLUTION
AGGLOMERATOR FEED CONVEYOR
TAILINGS DUMP HOPPER
TAILINGS TRANSFER CONVEYOR
AGGLOMERATOR
EVAPORATION
CLARIFIER BACKWASH
GRASSHOPPER CONVEYOR
AGGLOMERATOR DISCHARGE CONVEYOR
HEAP LEACH PAD
LINER
PREGNANT SOLUTION POND
O/FLOW
BARREN SOLUTION POND
FRESH WATER
CYANIDE
O/FLOW
OVERFLOW SOLUTION POND
DISCHARGE TO CREEK
EFFLUENT TREATMENT TANK
CLARIFIER FILTER
VACUUM PUMP
PREGNANT SOLUTION TANK
DE-AERATION TOWER
PRECIPITATE FILTER PRESSES
FILTER AID
CYANIDE
LEAD NITRATE
Zn DUST
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
PRECOAT
PRECIPITATE MIX TANK
FILTER PRECOAT TANK
BARREN SOLUTION TANK

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	45

17.3       MAJOR DESIGN CRITERIA

The heap leach has been designed to process 0.5 Mt of oxide tailings per year, this would be equivalent to a throughput rate of 1,370 t/d, and equivalent to 63.4 t/h at 90% running time.

The major criteria used in the design are outlined in Table 17.3. The complete design criteria are included in Appendix D of the Supporting Documents.

Table 17.3   Major Design Criteria

Criteria	Unit	Number
Operating year	d	365
Overall plant availability	%	90
Annual processing rate	t	500,000
Daily processing rate	t/d	1,370
Tailing bulk density	t/m3	1.605
Agglomerated tailing bulk density	t/m3	1.2407
Agglomerator feed size, P80 passing	µm	225
Agglomerator product size, P80 passing	mm	6 to 15
Moisture content of agglomerated geed	%	12.5
Total loading/curing/leaching/rinsing cycle	d	142
Cyanide solution strength	g/l	0.5

The design parameters are based on test work results obtained by PRA but directed by MMI, using the results from “Metallurgical Test Work on Avino Tailings, Durango, Mexico” Project No. 0406407 dated March 28, 2005 and, more recently the report titled “Avino Silver and Gold Mines Ltd, A Tailings Resource”, issued in July 2005.

17.4        PLANT DESIGN

17.4.1    OPERATING SCHEDULE AND AVAILABILITY

The plant will be operated on a 24 h/d, 365 d/a basis, with an overall utilization of 90%.

17.5       PROCESS PLANT DESCRIPTION

The following is a conceptual description of the reprocessing of the tailings material using the heap leach method.

The plant will operate on a 24 h, 365 d basis with an overall utilization of 90%. For an oxide tailings treatment rate of 0.5 Mt/a, this would be equivalent to a throughput rate of 1,370 t/d or 63.4 t/h. This will give an overall project duration of four years.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	46

This four-year period will exclude the time required for site establishment and remediation of the heap after the leaching process has been completed.

The mining equipment will operate on a different schedule than the plant. Loading operations will be conducted one 8 h shift per day, 5 d/wk. A front-end loader will be used to load three 20 t OTR dump trucks that will either deliver the sulphide tailings to the sulphide stockpile or the oxide tailings to the 160 t oxide tailings hopper. Once the hopper is filled, excess tailings will be stockpiled around the hopper to be loaded by the process plant group on the weekends. The sulphide stockpile is situated immediately to the north-east of the heap leach pad.

Certain areas of the tailings contain high amounts of moisture that can lead to equipment getting stuck. To mitigate this potentiality, wider, oversized tires with chains will be installed on the front-end loader. Also, the front-end loader bucket will be downsized. This will lighten the load on the front tires preventing them from sinking into saturated material. The trucks will not enter the soft zones so there will be no modifications to the trucks.

A dribble chute will feed the tailings from the hopper onto a conveyor belt. Cement and lime will be added to the tailings under controlled addition rate conditions. Although some operations add solid dry, flake cyanide to the agglomerator feed material, this option will not be exercised in this case. The cement and lime will be added from their respective bulk storage silos. A 50 t capacity cement storage silo equipped with a dust collection filter and a cement blower will be required, as well as a 30 t capacity lime storage silo similarly equipped with a dust collection filter and a lime blower. Each reagent delivery system will be controlled by a weightometer prior to feeding the tailings material conveyor belt feeding the agglomerator drum. The design treatment rate will be 63.4 t/h of tailings material with an average moisture content of 10%. Water, or barren solution, will be added to the agglomerator to provide for an overall moisture content of about 12.5 to 15% to the leach pad feed material. Two 1 t capacity cyanide mixing and storage tanks will be positioned at the Merrill-Crowe facility. Cyanide will be diluted to 20% strength, and then injected into the solution distribution system going to the agglomerator, the heap and Precipitation Filter Press.

The agglomerator will be a drum type unit with a diameter of 1.8 m and a length of 4.0 m rotating at 10.5 rpm and with a variable angle of 2.5, 5 or 7.5°. Agglomerated material will be discharged onto a conveyor belt, then on to a series of jump conveyors, and then deposited on the heap leach pad by a Radial Telestacker. A curing time of five days will be allowed before spraying of the agglomerates with cyanide-bearing leach solution commences.

There will be one leach pad only. The leach heap dimensions will be an estimated 243 m wide and 282 m long and includes a surrounding berm of 6.5 m in width.

There will be four lifts over the four year treatment period. Each lift will be 6.5 m high giving the heap an overall height of 26 m.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	47

The heap leach process will operate with three solution ponds. Solution from the Barren Solution Pond will be pumped to the leach heap. Concentrated cyanide solution will be added to the Barren Solution Pond where it will be mixed to give a controlled cyanide concentration of about 0.5 g/L NaCN strength. The pH will be maintained at 10.5. This solution will be distributed over the leach pad using irrigation pipes and drips for an overall solution feeding rate of about 7.3 L/h/m2 (0.002 L/s/m2). A total leaching duration of 130 d will be allowed, followed by an ash/rinse cycle of seven days resulting in a total loading, leaching and rinsing cycle of 142 d.

The overall life of a pad on a per lift basis is 365 d. The total calculated amount of area of pad under irrigation per day will be 22,413 m2, with 1,210 m2 being rinsed every day. The calculated volume of solution pumped to the heap will be 173 m3/h of which a nominal 9 m3/h will be rinse solution. A total solution evaporation loss of 10% is assumed.

The 173 m3/h pregnant solution collected from the leach pad will be directed to the Pregnant Solution Pond. The solution from the Pregnant Solution Pond will be pumped to the Merrill-Crowe plant for silver and gold recovery by precipitation with zinc dust and filtration of the precipitate. The barren solution will then be returned to the Barren Solution Pond. Solution from the Pregnant Solution Pond can overflow into the Barren Solution Pond should this be required. Solution from the Barren Solution Pond can also overflow into the Overflow Solution Pond. This Overflow Solution Pond will also collect excess water and drainage solution from the heaps and the plant environs. The Overflow Solution Pond will also supply make-up water to the process by pumping the water back to the Barren Solution Pond. Alternatively, excess solution from this pond will be treated in the Effluent Treatment section prior to discharge in the river. Water drawn from this pond will be treated with calcium hypochlorite in an agitated treatment tank to reduce the cyanide levels to acceptable limits prior to discharging this water to the environment, or re-using this water as process water.

The Merrill-Crowe section will receive the pregnant solution, which will be pumped to the clarifier filter together with filter aid pre-coat and body feed. The slurry from the backwash cycles will be pumped to an inactive part of leach heap. The clarified solution will be pumped to the de-aeration tower where the solution will be de- oxygenated and a slurry of zinc dust, lead nitrate, cyanide and filter aid will be pumped into the de-aerated solution after the towers but ahead of the precipitate filters. The zinc dust, lead nitrate and filter aid will be made up into a slurry at the required dosage rate in the precipitate mixing tank and cyanide will be added as needed. The cementation reaction occurs at the point of introduction of the slurry to the de-aerated solution. This reaction normally requires about two to five minutes for completion. The reaction should be complete by the time the now-barren solution exits the precipitate filter to barren solution tank and from there it will flow into the Barren Solution Pond where the pH will be adjusted to 10.5 with lime if necessary and then be pumped back to the heap for leaching.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	48

The addition of zinc dust has been calculated on the basis of 10 g of zinc dust per 1 g of silver plus gold in order to ensure that the cementation reaction will be driven to completion. Although precipitation efficiencies are normally considered to be higher than 99.5%, in this case 96% has been selected since no test work has been conducted on pregnant solution from this material. The cyanide concentration of the pregnant solution should be a minimum of about 100 mg/L as free cyanide, and will be monitored on a regular basis. The lead nitrate addition will be calculated on the basis of about 2 mg/L of solution and will be added to improve the precipitation efficiency. About 50% of the total required amount of the lead nitrate will be added to the pregnant solution prior to the clarifier filter in order to precipitate detrimental impurities. These impurities will then be removed in the clarifier filter. Although no anti-scalant reagents have been included in the study, any reagents of this nature should be tested to determine its effect on the precipitation efficiency.

The silver-rich precipitate which contains the gold and excess zinc flows to the Acid Vat tank where the excess zinc can be dissolved by adding adequate amount of sulphuric acid to the system and from there it will be pumped to the digest precipitate filter press. This precipitate from the filter press will be dried in an oven prior to a smelting furnace for dore production. It is anticipated that the total metal precipitate production per day will be about 461 kg/d (dry basis). The silver and gold content will be about 20%, or 92.2 kg (silver and gold).

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	49

18.0 PROJECT INFRASTRUCTURE

This section is not applicable. Refer to sections 5.0 and 17.0.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	50

19.0 MARKET STUDIES AND CONTRACTS

This section is not applicable.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	51

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1        ENVIRONMENTAL STUDIES

ABA tests have indicated that mild acid generation may already have started on the tailings dam. Processing of at least the oxide tailings will mitigate these concerns. However, the sulphide tailings have been shown to be potential net acid producers. Re-locating the sulphide tailings may afford a timeous opportunity to address this potential environmental problem. Alternatively, the treatment of the sulphide tailings for gold recovery will afford an opportunity to recover silver and gold from the material as well as treating this material with the lime to ensure that this material will not be a net acid producer (see discussion in the Section 24.3).

20.2        PERMITTING

It is assumed that no other costs or claims are associated with this project. Thus the cost of permitting has not been considered, and neither has the cost of expropriating agricultural land for the leach pad, nor the cost of water which would have to be re- directed to the heap leach project but which is currently used for agricultural purposes.

20.3       MINE CLOSURE

Remediation work will also be required at the end of the life of the heap leach project. No cost estimates have been undertaken to ensure the heap meets the environmental requirements once the processing of the heap material has been terminated.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	52

21.0 CAPITAL AND OPERATING COSTS

The estimated capital cost for the construction of the heap leach pad and the treatment facilities has been calculated to be US$29.1 million, and the estimated operating costs are US$14.25/t. These cost items are described in the following sections and the details are given in the appendix.

21.1       CAPITAL COSTS

21.1.1    PURPOSE AND CLASS OF ESTIMATE UPDATING

The purpose of this section is to describe the methodology in the updating of the Avino Tailings Retreatment Process Option Scope Study Capital Cost estimate.

The estimate is a preliminary economic assessment (PEA) class IV estimate prepared in accordance with industry standard. The accuracy of the estimate is -25%/+40% which is suitable for client review and the NI 43-101 report.

21.1.2   INTRODUCTION

The capital cost for the Avino Mines heap leach project has been developed on the basis of the treatment of 1,370t/d, or 500,000 t/a, of oxide tailings. In 2005, a total cost of US$16.2 million, including contingency, was estimated as capital expenditure (CAPEX) for this project.

The cost estimate update includes the following items:

•      A new equipment list is generated with process engineering, quotations for major equipment are obtained and replace the previous estimate.

•      All the previous estimate in 2006 is escalated to reflect the current cost.

21.1.3    PRICING AND CURRENCY

This PEA study estimate is prepared with a base date of Q4-2011 and has not included any escalation beyond this date.

For major equipment, costing is based on budgetary quotations from vendors. Other mechanical equipment costs are based on in-house data from recent projects.

All project capital costs are expressed in US dollars with the following provisions:

•     Any costs in Canadian dollars and other currencies are converted into US dollars based on an exchange rate of 1.1.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	53

•      No provision is made for fluctuations in the currency exchange rates

The following currency exchange rates (see Table 21.1) are used in the estimate:

Table 21.1   Currency Exchange Rate

Currency	Exchange
Cdn $1.00	US$0.95
EUR €1.00	US$1.50
Note: EUR = Euro currency

21.1.4    CONSTRUCTION LABOUR RATES

A blended labour rate of $9.75/h was used in previous estimate. In the updated cost estimate, escalation from 2006 to 2011 is calculated and applied. The inflation rate is noted in next section.

21.1.5     INFLATION RATE

An inflation rate has been applied to reflect the current cost of the project (Table 21.2). The escalation is based on inflation rate (consumer prices) in Mexico (Index Mundi 2011, www.indexmundi.com).

Table 21.2   Inflation Rates in Mexico

Year	Rate
2006	3.4
2007	4
2008	5.1
2009	3.6
2010	4.1

An estimate of 5% inflation rate is given for 2011.

An over-all of 30% inflation rate from 2005 to 2011 is calculated and applied in the updating estimate.

21.1.6    DIRECTCOSTS

The equipment list has been updated based on the process flow diagram (PFD) document. The costs of equipment are estimated based on the changes.

Other disciplines than mechanical equipment carry previous cost estimate with escalation applied only.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	54

21.1.7    INDIRECT COSTS

All the indirect costs have been estimated based on percentage of direct cost using the same percentage numbers from previous estimate.

21.1.8    CONTINGENCY AND RISK

A contingency of 25% will be applied to the direct and indirect capital costs for the PEA study to meet anticipated, foreseen but incompletely defined costs to satisfy the approved scope.

21.1.9    ASSUMPTIONS AND EXCLUSION

It is assumed no design change other than equipment list updating.

It is assumed all the material take-offs (MTOs) from previous estimate are valid.

21.1.10  CAPITAL COSTS SUMMARY

The capital cost for the Avino Mines heap leach project has been assessed at US$29.1 million. Recognizing that the duration of the project is only four years, the costs of the equipment and infrastructure have been kept as low as realistically possible. However, the capital costs are based on new equipment. The capital costs are summarized in Table 21.3.

Table 21.3   Capital Cost Estimate – Summary

Item/Description	Total Cost (US$)
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
EPCM, QA and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total Project Capital Cost Estimate	29,138,596

Note: Engineering, procurement and construction management (EPCM)

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	55

MINING, AGGLOMERATION  AND  PAD  LOADING

These costs include the facilities required for the transferring the tailings from the existing tailing dam to the dump bin for oxide tailings and to the sulphide stockpile for the sulphide tailings using the front end loader and trucks. It also includes the facilities required for the loading of the tailings into a bin to feed the conveyor to the agglomerator, and includes the agglomerator and its structural supports as well as the ancillary equipment. This section also includes the lime and cement silos.

PROCESS FACILITIES

The costs in this section include the various items of equipment, the tanks and their attendant pumps and agitators (if equipped), the Merrill-Crowe circuit (supplied as a modular package unit) and other miscellaneous process-related equipment. The process equipment is estimated as new cost items.

REAGENTS AND AUXILIARY SERVICES

The costs derived for this section includes reagent tanks and related equipment as well as civil construction costs. Water will be supplied from the existing sources, namely from the dams and/or the wells. The costs shown for the fresh water supply includes the refurbishing of the equipment and pumps. Safety items related to reagent handling have also been included.

BUILDINGS

The existing buildings and offices of the Avino Mine will be utilized for the project. An allowance has been included for the refurbishment of these facilities. No costs have been allocated for the truck shop since it is intended to have a transport contractor to provide all the transportation needs for the project. An allowance has been included for the procurement/refurbishing of laboratory equipment.

LEACH PAD AND INFRASTRUCTURE

The civil construction costs of upgrading the roads and constructing the leach pad and ponds are given in this section. The leach pad will be constructed according to standard practice with liners and a leak detection system. The ponds will all be lined. Also included is the cost of fencing off the plant area, the telephone system, sewage disposal, water supply and treatment, and fuel storage facilities. The existing fuel storage facilities will be used but this will require refurbishing and this cost has been provided in this section.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	56

POWER SUPPLY AND DISTRIBUTION

The refurbishing and expanding of the existing electrical power supply system, along with lighting, has been included in this section. It also includes power to the agglomerator area and the Merrill-Crowe area.

INDIRECT COSTS

Indirect costs have been included as costs associated with construction services, consulting services, spare parts and freight. A contingency of 25% has been included in the indirect costs.

No sunk costs, owner's costs, taxes, or insurance costs have been added to the capital cost estimates as detailed above.

21.2       OPERATING COSTS

21.2.1   PROCESS OPERATING COST ESTIMATE

The process operating costs for the Avino tailing retreatment includes agglomeration, heap leaching followed by Merrill-Crowe refinery plant to produce a silver/gold dore. General & Administrative (G&A) costs have also been estimated and are included in the operating cost estimate. The operating costs will be reported in US dollars with an exchange rate of New Mexican Peso to US dollars at 12.5.

OPERATING COST SUMMARY

Table 21.4 gives the overall estimated cost summary for the processing facility and the G&A costs, and is based on 1,370 t/d with an availability of 92% and 365 operating days per year.

The annual operating cost for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at the processing rate of 1,370 t/d. An incremental increase in G&A operating cost is estimated to be US$750,000, or US$1.5/t of tailings treated.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	57

Table 21.4  Operating Cost Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.279
Sub-total	49	860,472	1.72
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.9
Power Supply	-	479,947	0.96
Sub-total	-	5,512,368	11.02
Total Process Operating Costs	49	6,372,840	12.74
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A Costs	11	752,656	1.51

The annual operating cost estimate includes the following:

•      staffing and maintenance manpower complements and base salaries, including a burden of 42.5%, salary information is based on staffing complements as supplied by Avino, similar project salary cost and Tetra Tech in-house data

•      power consumption, based on the estimated power drawn by the equipment reagent consumption rates and associated costs has been based on recent prices received from reagent suppliers

•      an estimated maintenance costs which was based on the capital cost estimate.

MANPOWER

Table 21.5 gives the estimated operating and maintenance manpower requirements for the process plant and Table 21.6 gives the G&A complement.

Table 21.5   Process Plant Manpower Requirements

Description	Manpower	Loaded Annual Salary (US$)	Annual Cost Payroll (US$)	Unit Cost (US$/t Milled)
Average Benefit Rate / Burden	-	42.5%	-	-
Plant Maintenance
Maintenance Manager	1	47,880	47,880	0.096
Leach Plant Maintenance Foreman	1	38,304	38,304	0.077
Mechanics	1	20,520	20,520	0.041
Table continues…

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	58

Description	Manpower	Loaded Annual Salary (US$)	Annual Cost Payroll (US$)	Unit Cost (US$/t Milled)
Welders	1	20,520	20,520	0.041
Electricians	1	20,520	20,520	0.041
Apprentices	2	13,680	27,360	0.055
Sub-Total 1	7	-	175,104	0.035
Operations
Plant Superintendent	1	68,400	68,400	0.137
Engineering and Planning Manager	1	47,880	47,880	0.096
Plant Shift Foremen	3	24,624	73,872	0.148
Front End Loader Operator	1	13,680	13,680	0.027
Dump Truck Driver	3	13,680	41,040	0.082
Dozer Operator	6	13,680	82,080	0.055
Plant Operator: Agglomerator	3	10,944	32,832	0.066
Plant Operator: Conveyors	3	10,944	32,832	0.066
Plant Operator: Merrill Crew	6	10,944	65,664	0.131
Day Crew Reagents	2	10,944	21,888	0.044
Day Crew Heap Piping	6	10,944	65,664	0.131
Sub-Total 2	35	-	545,832	1.092
Laboratory
Chief Assayer	1	41,040	41,040	0.082
Assayer	6	16,416	98,496	0.197
Sub-Total 3	7	-	139,536	0.279

Table 21.6    G&A Requirements

Description	Manpower	Annual Cost/ Employee (US$)	Annual Cost Payroll (US$)	Unit Cost (US$/t Milled)
General Manager	1	75,240	75,240	0.150
Administration Manager	1	27,360	27,360	0.055
First Aid Attendant	1	20,520	20,520	0.041
Purchasing Agent	1	27,360	27,360	0.055
Office Clerk	1	13,680	13,680	0.027
Computer Technician	1	16,416	16,416	0.033
Safety & Security	2	13,680	27,360	0.055
Warehouse Staff	2	13,680	27,360	0.055
Environmental Supervisor	1	27,360	27,360	0.055
Total G&A Manpower	11	-	262,656	0.525

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	59

Assumptions Usedinthe Manpower Estimate

The operating costs have been determined using the operating plant complement required to run and maintain the plant facilities.

POWER AND SUPPLIES

Table 21.7 through to Table 21.10 show the operating cost details relating to power and supplies, as well as the G&A expenses.

Table 21.7     Power Supply Required for Process

Plant Power Supply	842.9 kW Running
	kWh/year	Unit Cost (US$/kWh)	Total Cost (US$/year)	Unit Cost (US$/t Milled)
Plant Power	7,383,804	0.065	479,947	0.96
Total Power Supply	-	-	479,947	0.96

Table 21.8    Maintenance Supplies

Area	Total Cost (US$/year)	Unit Cost (US$/t Ore)
Conveyors	100,000	0.2
Agglomerator	50,000	0.1
Leach Plant & Refinery Supplies & Maintenance	50,000	0.1
Merrill-Crowe	250,000	0.5
Total Maintenance Supplies	450,000	0.9

Table 21.9     Plant Operating Supplies

Supplies	Consumption (kg/t Milled)	Unit Cost (US$/kg)	Total Cost (US$/year)	Unit Cost (US$/t Milled)
Reagents
Cement	10.90	0.20	1,090,109	2.18
Lime	6.865	0.11	360,449	0.72
Cyanide	0.928	2.45	1,136,914	2.27
Zinc Dust	0.96	3.20	1,536,154	3.07
Lead Nitrate	0.19	0.25	23,752	0.05
Filter -Aid	0.10	0.85	42,504	0.09
Pre-Coat	0.10	0.09	4,500	0.01
Sodium Hydroxide	0.09	1.00	45,005	0.09
Sulphuric Acid	0.76	0.85	323,032	0.65
Calcium Hypochlorite	0.05	0.80	20,002	0.04
Total Operating Supplies	-	-	4,582,421	9.16

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	60

Table 21.10    G&A Expenses

Description	Total Cost (US$/a)	Unit Cost (US$/t Milled)
Communications	36,000	0.072
Consulting	30,000	0.060
HR & Employee Costs	10,000	0.020
Vehicle Costs	20,000	0.040
Site Costs	24,000	0.048
Office Costs	24,000	0.048
Safety & Security	24,000	0.048
Travel	36,000	0.072
Water Costs	24,000	0.048
Housing Costs	30,000	0.060
Insurance	60,000	0.120
Environmental
Consumables & Supplies	24,000	0.048
Permitting	24,000	0.048
Water Analysis	24,000	0.048
Dore Transportation	100,000	0.200
Total G&A Expenses	490,000	0.980

Table 21.7 gives the annual power requirements for the process sections based on the estimated power usage. The unit cost of power was given to be US$0.065/kWh and equates to US$0.96/t of tailings processed.

The annual maintenance supplies requirement for the plant has been estimated for each of the sections, and these costs are shown in Table 21.6. The plant cost of maintenance supplies has been calculated to be US$450,000, or US$0.90/t of oxide tailings treated.

The annual estimated plant operating supplies requirements are provided in Table

21.9. The total cost of operating supplies for the main plant which mostly includes the cost of the reagents has been determined to be US$4.6 million, or US$9.16/t of tailings treated.

Table 21.10 details the annual G&A expenses and the unit G&A expenses operating cost has been calculated to be US$0.98/t of oxide tailings treated.

Assumptions Used in Power and Supplies Requirements

The estimated power requirements for the process sections are given as a total value in Table 21.7. The power value records the anticipated annual operating power usage and not the installed power for the equipment. The complete equipment list and electrical load list are located in the Appendix F. The unit electrical cost of US$0.065/kWh was provided by Avino Mines.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	61

The costs of the plant operating supplies include the reagent costs for the usage as given in the process design criteria.

The maintenance supplies costs are estimated values and are reflected as an allowance as based on a percentage of the capital cost estimate. Similarly, the G&A expenses have been based on estimated allowance values.

21.3       COMMENTS REGARDING THE COST  ESTIMATES

It can be seen that the calculated capital and operating cost estimates are higher than the estimates previously given in Section 17.1.1 which were referencing average industry costs. This possibly implies that there are costs which could be reduced in a future feasibility study for Avino Mines. The reagent consumption values, although considered to be reasonable estimates, are based on the outcome of one test only and all these numbers therefore require confirmation, while the staff complement for the proposed heap leach treatment facility should also be updated, and the work schedules require confirmation. It is anticipated that a relief (4th shift) may have to be factored into the staff structure. A review of the processing section may also result in some power savings.

In summary, it should be noted that the above cost estimates are based on the best available information and assumptions made, and these have all been discussed in the report. The costs are very sensitive to the price of silver and gold, the extraction recoveries used in developing the cost analysis, reagent consumption values (especially cyanide and zinc dust), and the head grade of the material to be treated. The availability of more detailed and accurate metallurgical information will assist in providing more accurate information for the feasibility study phase of the tailings treatment project.

The capital costs are based on purchasing new equipment for the project. Selecting good and suitable used equipment (if available) could reduce the overall cost of construction.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	62

22.0  ECONOMIC ANALYSIS

22.1        INTRODUCTION

Tetra Tech prepared an economic evaluation of Avino Mine tailings retreatment scoping study based on a pre-tax financial model.

Tetra Tech’s long-term consensus metal prices (as of January 27, 2012) used in the base case were as follows:

•      gold – US$1,271.00/oz
•      silver – US$20.59/oz

The pre-tax financial results were as follows:

•      60% internal rate of return (IRR)
•      1.5-year payback
•      US$38.2 million net present value (NPV) at 8% discount rate.

Sensitivity analyses were conducted to analyze the sensitivity of the project merit measures (NPV, IRR and payback periods) to the main inputs.

22.2       PRE - TAX MODEL

22.2.1   MINE/METAL PRODUCTION IN FINANCIAL MODEL

The life-of-project average material tonnages, grades and metal production are indicated in Table 22.1.

Table 22.1    Metal Production from the Avino Mine Tailings Retreatment

Description	Value
Total Tonnes to Mill (‘000)	2,091
Annual Tonnes to Mill (‘000)	523
Mine Life (Years)	4
Average Grades
Gold (g/t)	0.53
Silver (g/t)	95.50
Total Production
Gold (‘000 oz)	27
Silver (‘000 oz)	4,499
Table continues…

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	63

Description	Value
Average Annual Production
Gold (‘000 oz)	6.75
Silver (‘000 oz)	1,124.86

22.2.2    BASIS OF FINANCIAL EVALUATIONS

The production schedule has been incorporated into the 100% equity pre-tax financial model to develop annual recovered metal production from the relationships of tonnage processed, head grades, and recoveries.

All costs and revenues are assumed to occur at the end of the years.

Gold and silver payable values were calculated based on base case metal prices. Net Invoice Value (NIV) was calculated each year by subtracting the applicable refining charges from the payable metal value. At-mine revenues are then estimated by subtracting transportation and insurance costs. Unit operating costs for mining, processing, power, fuel, and G&A were applied to annual mined/milled tonnages to determine the overall operating cost which was deducted from the revenues to derive annual operating cash flow.

Initial capital costs as well as working capital have been incorporated on a year-by- year basis over the mine life. Salvage value and mine reclamation costs are applied to the capital expenditure in the last production year. Capital expenditures are then deducted from the operating cash flow to determine the net cash flow before taxes.

Initial capital expenditures include costs accumulated prior to first production of concentrate. No sustaining capital is included in this study. Pre-production period is assumed to be one year.

Working capital is assumed to be three months of the annual operating cost and fluctuates from year to year based on the annual cost. The working capital is recovered at the end of the mine life.

The salvage value is assumed to be 2% of the initial capital cost and recovered at the end of mine life.

Mine closure and reclamation is assumed to be US$0.1/t mined and incurred at the end of mine life.

The undiscounted annual net cash flows (NCF) and cumulative net cash flows (CNCF) are illustrated in Figure 22.1.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	64

Figure 22.1    Undiscounted Annual and Cumulative Net Cash Flow

22.3       SUMMARY OF FINANCIAL RESULTS

Tetra Tech evaluated the base case using consensus gold and silver prices of US$1,271.00/oz and US$20.59/oz, respectively.

The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges. The financial results for the base case and for an alternative case based on spot metal prices as of February 23, 2012 are presented in Table 22.2.

Table 22.2 Summary of Pre-Tax Financial Results
Description	Base case	Spot prices case
Gold Price (US$/oz)	1,271.00	1,770.00
Silver Price (US$/oz)	20.59	34.00
Total Payable Metal Value (‘000 US$)	121,971	192,624
Refining (‘000 US$)	4,488	4,488
Total NIV (‘000 US$)	117,483	188,136
Transportation, Insurance (‘000 US$)	176	282
At-mine Revenue (‘000 US$)	117,306	187,854
Royalties (‘000 US$)	0	0
Operating Costs (‘000 US$)	32,156	32,156
Operating Cash Flow (‘000 US$)	85,150	155,698
Capital Expenditure, Including Reclamation and Salvage (‘000 US$)	28,765	28,765
Net Cash Flow (‘000 US$)	56,386	126,933
Table continues…

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	65

Description	Base case	Spot prices case
DCF NPV (‘000 US$) at:
0.00%	56,386	126,933
5.00%	44,181	103,742
8.00%	38,199	92,288
10.00%	34,669	85,493
Payback (years)	1.5	0.8
IRR	60%	125%

22.4       SENSITIVITY ANALYSIS

Sensitivity of the project’s NPV, IRR and payback period to the project key variables was investigated. Using the base case as a reference, each of key variables is changed between -30%/+30% at 10% interval while holding the other variables constant. The following are the key variables investigated:

•      gold (AuP) and silver (AgP) prices

•      capital costs CAPEX

•      operating costs (OPEX).

As shown in Figure 22.2, the project NPV, calculated at 8% discount, is most sensitive to the silver price (AgP) and, in decreasing order: gold price (AuP), operating costs and capital costs. The lines representing the capital and operating costs are overlaying as they have similar effect on the NPV.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	66

As shown in Figure 22.3, the project IRR is most sensitive to the CAPEX and AgP, followed by AuP and operating costs.

As shown in Figure 22.4, the payback period is also most sensitive to the AgP, followed capital costs, operating costs and AuP.

22.5       ROYALTIES

No royalties are considered in the financial analysis.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	67

22.6       SMELTER TERMS

In the absence of letters of interest or letters of intent from potential smelters or buyers of gold and silver dore, smelter terms for similar projects have been applied.

•	Gold –pay 99% on the gold less a refining charge of $8.00/accountable troy oz from the London Metal Exchange (LME) price.

•	Silver – pay 95% on the silver less a refining charge of $1.00/accountable troy oz from the LME price.

22.7       TRANSPORTATION LOGISTICS

Transportation costs for gold and silver dore are assumed to be included in the refining charges.

22.7.1    INSURANCE

An insurance rate of 0.15% was applied to the provisional invoice value of the dore.

22.7.2    OWNERSREPRESENTATION

Not considered.

22.7.3    LOSSES

Not considered.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	68

23.0  ADJACENT PROPERTIES

This section is not applicable.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	69

24.0  OTHER RELEVANT DATA AND INFORMATION

24.1       REFURBISHED EQUIPMENT

The suitability and/or the possibility of refurbishing the existing equipment at the Avino Mines plant site also needs to be evaluated more specifically. Some water pumps, and possibly some conveyors, could be returned to service, and some of the existing tanks could be used for water storage/supply.  However, it does not appear as if any other equipment could be salvaged and/or refurbished for use in a heap leach plant. The general availability of used equipment from other locations in the Durango district, or in Mexico, would need to be investigated.

24.2       ASSAY LABORATORY EQUIPMENT

The assay laboratory would require re-equipping with suitable equipment. The availability of suitable used laboratory equipment and facilities is also not known.

24.3       SULPHIDE TAILINGS

The option of whether the sulphide tailings should be re-treated on the heap, or re- located and dumped elsewhere while possibly being treated for environmental remediation, is not known at this stage. The absence of reliable sulphide tailings dump metallurgical information makes quantification of this option difficult. A detailed trade-off study should be undertaken to determine whether the re-treatment of this material would contribute to the profitability of the project. However, at this stage only limited metallurgical test data is available since no detailed metallurgical test work was undertaken on this material during the MMI 2004 test program. Based on the assumption that 65% of the silver and gold would be recovered by heap leaching under the same conditions as given for the oxide tailings, Table 24.1 gives the potential income from treating this sulphide tailings material. The operating costs will probably be higher for this material than for the oxide material because of the increased requirements for lime and cyanide, but this cannot be quantified at this stage because of the lack of detailed test information. However, there will be a cost in relocating the sulphide material if it is not treated for silver and gold recovery on the heap. Indications are that the sulphide tailings will also require treatment for environmental remediation purposes in the future. These costs could be partially or completely be off-set by treating this material separately or together with the oxide material by the heap leach process.

The assumed sulphide tailings grade at 37.8 g/t Ag and 0.34 g/t Au is lower than the assumed oxide tailings grade of 95.5 g/t Ag and 0.53 g/t Au. Also, in the absence of specific metallurgical extraction information, the estimated recovery for the sulphide material has been set at 65% which is lower than that for the oxide material. Despite this, the apparent potential income of about $70 million is significant.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	70

Table 24.1      Estimated Inherent Value of Sulphide Tailings

	Process Treatment Options			Remarks
	Cyanidation As-received	Cyanidation Reground	Heap Leach As-received
Tailings Dam (t)	2,900,000	2,900,000	2,900,000	MMI Technical Report
Available for Treatment (%)	100.0	100.0	100.0	-
Head Grade (g/t, Ag)	37.78	37.78	37.78	MMI Technical Report
Head Grade (g/t, Au)	0.34	0.34	0.34	MMI Technical Report
Metal Available (kg, Ag)	109,562.00	109,562.00	109,562.00	-
Metal Available (kg, Au)	986.00	986.00	986.00	-
Concentration (g/L, NaCN)	1.0	2.0	1.0	Data ex Table 11
Extraction (%, Ag)	73.8	86.6	65.0	Column extractions;
Extraction (%, Au)	77.3	85.0	65.0	assumed at 65.0%
Precipitation (%, Ag & Au)	96.0	96.0	96.0	Assumed value
Metal Recovered (kg, Ag)	77,622.49	91,085.46	68,366.69	-
Metal Recovered (kg, Au)	731.69	804.58	615.26	-
Metal Recovered (oz, Ag)	2,495,640.5	2,928,488.7	2,198,057.4	1 kg = 32.151 oz
Metal recovered (oz, Au)	23,524.59	25,867.92	19,781.35	-
Silver Price ($/oz)	20.59	20.59	20.59	-
Gold Price ($/oz)	1,271	1,271	1,271	-
Silver Income Potential ($)	51,385,238	60,297,582	45,258,002	-
Gold Income Potential ($)	29,899,754	32,878,126	25,142,096	-
Total Potential Income ($)	81,284,992	93,175,709	70,400,098	-

For the purposes of the present Tetra Tech Technical Report, it will be assumed that the sulphide tailings will be moved to another location north-east of the proposed site for the leach pad. Again, it should also be mentioned that this proposed site is very close to the town of San Jose de Avino and this may result in objections from the local community.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	71

25.0  INTERPRETATION AND CONCLUSIONS

A possible process design was developed to recover the silver and gold present in the oxide tailings dam material at the Avino Mine as per the MMI report dated October 2005.

The implied values contained in the oxide tailings dam are approximately US$117.4 million, based on US$20.59/oz of silver and US$1,271/oz of gold prices. The silver values are approximately three times higher than the gold values. NPV calculated at 8% discount rate is US$38.2 million.

The capital cost to design and construct a 500,000 t/a agglomeration heap leach operation treating tailings material is estimated to be US$29.1 million.

Based on information in the MMI report and using current reagent costs, plant operating and maintenance costs are estimated to average US$14.25/t treated. It must be noted that no sulphide tailings relocation costs are included in this figure because of insufficient information to calculate the volumes of both the oxide and sulphide tailings.

These costs are summarized in Table 25.1 below.

Table 25.1      Cost Summary

Description	Cost (US$ million)
Implied value contained in oxide tailings	117.3
Capital cost for 500,000 t/a agglomeration/ heap leach operation	29.1
Estimated operating cost per tonne of tailings treated (stripping costs not included)	14.25
Estimated net revenue using $20.59/oz silver and $1271/oz gold	56.4

Continues Vat Leaching (CVL) technology was investigated for retreatment of the tailings as an alternative to heap leaching. A test program was completed in 2011, for the evaluation of the CVL process. This program was of poor quality, for the following reasons:

•      The origin of the sample was not discussed.

•      The particle size of the material tested was not given.

•      Cyanide consumptions during the test were not checked and are therefore not reliable as given.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	72

•      There was no comparison of the results with standard bottle roll tests.

In conclusion, CVL process has not been demonstrated positive results in the test program. Further tests on site should be conducted in order to confirm CVL process as an alternative for retreatment of the tailings.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	73

26.0  RECOMMENDATIONS

26.1       PROCESS

Based on the conclusions within the components of this technical report, it is recommended that the following tasks could be executed for verifying the material within the tailings:

•	Drill the surface of both tailings dam areas to determine the volumes and bulk density of each of the oxide and sulphide tailings material.

•
Take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process.

•	Use the metallurgical results from the test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies.

•	Use the metallurgical results from the metallurgical test work program to develop a heap leach flowsheet.

•
Based on accurate assay and reproducible metallurgical test work data, prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material.

•	Continues Vat Leaching technology could be explored as an alternative process to heap leaching. In order to justify this technology a pilot scale test could be implemented.

26.2       PROJECT SCHEDULE

A suggested high-level schedule of the Tailings Retreatment project execution plan has been prepared. This schedule is provided in Figure 26.1.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	74

Figure 26.1 Tailings Retreatment Project Suggested High-Level Schedule

Y1
Y2
Y3
Y4
M-3
M1
M4
M7
M10
M13
M16
M19
M22
M25
M28
M31
M34
M37
M40
M43
M46
AVINO TAILINGS RETREATMENT PROJECT EXECUTION PLAN
ENVIRONMENTAL AND PERMITTING
ADDITIONAL DRILLING FOR RESOURCE ESTIMATE
FINAL STUDY FOR RESOURCE ESTIMATE AND METALLURGICAL TEST WORK
DETAIL ENGINEERING
PROCUREMENT
CONSTRUCTION
COMMISSIONING
START-UP
FULL PRODUCTION

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	75

27.0  REFERENCES

"Flotation and Cyanidation Scoping Tests and Specific Gravity", Process Research Associates Ltd., Project No. 0302303. Report by John Huang, 28 March 2003. Report to Bryan Slim, MineStart Management Inc.

"Tailings Valuation, Avino Silver and Gold Mines Ltd., Cia Minera Mexicana, Durango, Mexico", MineStart Management Inc. Report by Bryan Slim, November 2003.

"Metallurgical Test Work on Avino Tailings, Durango, Mexico", Process Research Associates Ltd., Project Number 0406407. Report by John Huang and Gie Tan, 28 March 2005. Report to Bryan Slim, MineStart Management Inc.

"Preliminary Feasibility, Avino Silver and Gold Mines Ltd., Cia Minera Mexicana, Durango, Mexico", MineStart Management Inc. Report by Bryan Slim, May 2005.

"Tailings Valuation, Avino Silver and Gold Mines Ltd., Cia Minera Mexicana, Durango, Mexico", MineStart Management Inc. Report by Bryan Slim, May 2005.

"A Tailings Resource, Avino Silver and Gold Mines Ltd., Cia Minera Mexicana, Durango, Mexico", MineStart Management Inc. Report by Bryan Slim, July 2005.

"A Tailings Resource, Avino Silver and Gold Mines Ltd., Cia Minera Mexicana, Durango, Mexico", MineStart Management Inc. Report by Bryan Slim, October 2005.

“Technical Report: Tailings Retreatment – Process Option”, Wardrop Engineering Incorporation. Report by Ron Hall, 31 March 2006. Report to Avino Silver and Gold Mines Ltd.

Index Mundi 2011, www.indexmundi.com.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	76

28.0  CERTIFICATE OF QUALIFIED PERSON

H A S S A N G H A F F A R I , P . E N G .

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Manager of Metallurgy with Tetra Tech WEI Inc. with a business address at #800 – 555 West Hastings Street, Vancouver, BC, V6B 1M1.

•	This certificate applies to the technical report entitled Technical Report: Tailings Retreatment Process Option Update, dated March 12, 2012 (the “Technical Report”).

•
I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004). I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#30408). My relevant experience with respect to mineral process engineering includes 22 years of experience in mining and plant operation, project studies, management, and engineering. I am “Qualified Person” for purposes of National Instrument 43- 101 (the “Instrument”).

•	My most recent personal inspection of the Property was March 30, 2011 for one day.

•	I am responsible for all Sections of the Technical Report.

•	I am independent of Avino Silver and Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the technical report has been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 12 day of March, 2012 at Vancouver, British Columbia

“Original document signed and sealed by
                   Hassan Ghaffari, P.Eng.”
Hassan Ghaffari, P.Eng.
Manager of Metallurgy
Tetra Tech WEI Inc.

Avino Silver and Gold Mines Ltd. Technical Report: Tailings Retreatment Process Option Update	77

APPENDIX  A

OVERALL SITE PLAN

PANUCO DE CORONADO
SAN JOSE DE AVINO
EXISTING WATER TANK
2300
2200
EXISTING SUBSTATION 34kV/2.3kV
PLANTA DE BENEFICIO
EXISTING METERING SHACK
DIVERSION CHANNEL
EXISTING 34kV POWER LINE
OXIDE TAILINGS
SULPHIDE TAILINGS
DIVERSION CHANNELS
WATER LINE
EXISTING STREAM
EXISTING 34kV POWER LINE
GATE
SULPHIDE STOCKPILE
DIVERSION CHANNEL
EXISTING ACCOMMODATION COMPLEX
AGGLOMERATOR
HAUL ROADS
TRUCK DUMP
PROCESS PLANT ADMINISTRATION AND LAB
WATER LINE
FRESH WATER POND
OXIDE HEAP LEACH PAD
PREGNANT SOLUTION POND
BARREN SOLUTION POND
OVERFLOW SOLUTION POND
MAIN ROAD
FENCE
SCALE: 1:5000 (A1)

SECTION	GENERAL
SCALE	AS NOTED
DESIGN. BY:	HG — 23NOV11
DRAWN BY:	AO — 23NOV11
CHECK. BY:	
APP. BY:	

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	02DEC11	AO

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY

OVERALL SITE PLAN

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0010001.DWG	1151920 1.00	A00-10-001	A

APPENDIX  B

PROCESS FLOW DIAGRAMS

SULPHIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
SULPHIDE TAILINGS STOCKPILE
OXIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
CEMENT SILO
LIME SILO
CYANIDE
BARREN SOLUTION
AGGLOMERATOR FEED CONVEYOR
TAILINGS DUMP HOPPER
TAILINGS TRANSFER CONVEYOR
AGGLOMERATOR
AGGLOMERATOR DISCHARGE CONVEYOR
GRASSHOPPER CONVEYOR
EVAPORATION
CLARIFIER BACKWASH
HEAP LEACH PAD
LINER
PREGNANT SOLUTION POND
O/FLOW
BARREN SOLUTION POND
FRESH WATER
CYANIDE
O/FLOW
OVERFLOW SOLUTION POND
EFFLUENT TREATMENT TANK
DISCHARGE TO CREEK
VACUUM PUMP
PREGNANT SOLUTION TANK
CLARIFIER FILTER
DE-AERATION TOWER
PRECIPITATE FILTER PRESSES
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
DORE
FILTER AID
CYANIDE
LEAD NITRATE
Zn DUST
PRECOAT
PRECIPITATE MIX TANK
FILTER PRECOAT TANK
BARREN SOLUTION TANK

DWG. NO.	REFERENCE DRAWINGS

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	03DEC11	FB

SECTION: PROCESS		
SCALE: NONE		DATE
DESIGN BY:	AD	21SEP11
DRAWN BY:	FB	21SEP11
CHECK. BY:		
APP. BY:		

CLIENT:
AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE
TAILING SCOPING STUDY
SIMPLIFIED
OVERALL FLOWSHEET

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0009010.DWG	1151920100	A00-09-010	A

OXIDE TAILINGS DAM
FRONT END LOADER 40 T
DUMP TRUCK 20 T
LIME SILO C/W FEEDER SYSTEM 30 T CAPACITY 1.0KW 141-SIL-046
CEMENT SILO C/W FEEDER SYSTEM 50 T CAPACITY 1.0KW 142-SIL-045
TAILINGS DUMP BIN 160 T CAPACITY 130-BIN-047
TAILINGS TRANSFER CONVEYOR 762 x 35,000 19.0KW 130-CNV-048
BELT SAMPLER 1.0KW 130-SMP-059
AGGLOMERATOR FEED CONVEYOR 762 x 35,000 19.0KW 130-CNV-049
CYANIDE A00-09-004
BARREN SOLUTION TANK A00-09-003
AGGLOMERATOR AREA SUMP PUMP 5.0KW 150-PSU-039
DRUM ORE AGGLOMERATOR 1800 x 4000 30.0KW 150-AGG-050
HORIZENTAL INDEX FEED CONVEYOR 762 x 21,000 15.0KW 160-CNV-042
HORIZENTAL INDEX CONVEYOR 762 x 35,000 19.0KW 160-CNV-043
HEAP LEACH RADIAL STACKER 762x 40,000 15.0KW 160-CNV-043
GRASSHOPER CONVEYOR No.1 TO No.17 17@ 762 x 35,000 17@ 19.0KW 160-CNV-020 TO 036
HEAP LEACH A00-09-002

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	02DEC11	FB

DWG. NO.	REFERENCE DRAWINGS

SECTION: PROCESS

SCALE: NONE		DATE
DESIGN BY: AD		21SEP11
DRAWN BY: FB		21SEP11
CHECK. BY:		
APP. BY:		

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY
PROCESS FLOWSHEET No.1
AGGLOMERATION

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV
A0009001.DWG	1151920.00	A00-09-001	A

CALCIUM HYPOCHLORITE
PRECIPITATION
EVAPORATION
AGGLOMERATED ORE
A00-09-01
LEACH HEAPS
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-060
FILTER PRESS BARRON SOLUTION
A00-09-03
MAKE-UP WATER
CYANIDE
A00-09-04
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-061
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-062
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-063
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-064
EXCESS SOLUTION DISCHARGE TO CREEK
OVER FLOW
OVER FLOW
OPTION
EFFLUENT TREATMENT TANK AGITATOR 19.0KW 210-AGI-039
EFFLUENT TREATMENT PUMP 75 X 50 4.0KW 210-PSO-038
EFFLUENT TREATMENT TANK 8000 x 8600 210-TNK-040
PREGNANT SOLUTION POND 2500 m³
PREGNANT SOLUTION POND PUMP No.1 & No.2 2 @ 18.0KW 631-PSO-052 & 053
BARREN SOLUTION POND 2500 m³
BARREN SOLUTION POND PUMP No.1 & No.2 2 @ 44.0KW 631-PSO-054 & 055
EVENT POND PUMP 11.0KW 632-PSO-058
EVENT POND 4800 m³
CLARIFIER FILTER
A00-09-03

SECTION: PROCESS		CLIENT: AVINO SILVER & GOLD MINES LTD. DURANGO, MEXICO	TITLE: TAILING SCOPING STUDY PROCESS FLOWSHEET No.2 HEAP LEACH
SCALE: NONE	DATE		
DESIGN BY: AD	21SEP11		
DRAWN BY: FB	21SEP11		
CHECK. BY:		WARDROP Engineering Inc.	
APP. BY:			

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0009002.DWG	1151020 1.00	A00-09-002	A

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	02DEC11	FB

DWG. NO.	REFERENCE DRAWINGS

COMPRESSED AIR
A00-09-005
CYANIDE
A00-09-004
LEAD NITRATE DUST
A00-09-004
ZINC DUST
A00-09-004
MANUAL
FRESH WATER
A00-09-005
INTERMITTENT - GRAVITY
ATMOSPHERE
SILENCER
DRAIN TO CLARIFIER AREA SUMP
CROWE TOWER VACUUM PUMP No.1 & No.2 2 @ 2.0kW 221-PVU-039 & 40
ZINC DUST AND LEAD NITRATE VIBRATING FEEDER 221-FDR-242
CROWE TOWER 221-TOW-030
PRECIPITATION PLATE & FRAME FILTER 900 x 900 x 16 5.0kW 222-FIL-042
LOOP
PRE-COAT TANK
A00-09-004
REFINERY SAFE 222-VAU-077
FLUX MIXER 222-MIX-080
MANUAL PRESS CLEANING
PRE-COAT
A00-09-004
BODY FEED
A00-09-004
PREGNANT SOLUTION POND
A00-09-002
SOLUTION VERTICAL LEAF CLARIFIER 221-CLR-060
PRECIPITATE MIX TANK 3000 X 3600 221-TNK-031
PRECIPITATE MIX TANK AGITATOR 19.0kW 221-AGI-032
PRECIPITATION FILTER FEED PUMP No.1 & No.2 2 @ 100 x 75 2 @ 74.0kW (VFD) 221-PSL-033 & 034
OPTION
PRE-COAT TANK
A00-09-004
BARREN SOLUTION POND
A00-09-002
AGGLOMERATOR
A00-09-001
BARREN SOLUTION TANK 8000 x 8800 210-TNK-050
BARREN SOLUTION PUMP No.1 & No.2 2 @ 125 x 100 2 @ 15.0kW (VFD) 210-PSL-050 & 051
CLARIFIER AREA SUMP PUMP 8.0kW 221-PSU-048
PREGNANT SOLUTION TANK 8000 x 8800 221-TNK-026
CLARIFIER FEED PUMP No.1 & No.2 2 @ 125 x 100 2 @ 30.0kW 221-PSL-027 & 028
CLARIFIER SLUDGE
CLARIFIER SLUDGE SUMP PUMP 8.0kW 221-PSU-047
INTERMITTENT
LIME
SULPHURIC ACID
A00-09-004
TO ATMOSPHERE
ACID VAT EXHAUST FAN 222-EXF-069
DIGEST PRECIPITATE FILTER PRESS 900 x 900 x 16 5.0kW 222-FIL-070
DIGEST FILTRATE TANK 2000 x 2300 222-TNK-081
DIGEST FILTRATE TANK AGITATOR 19.0kW 222-AGI-082
DIGEST FILTRATE FEED PUMP No.1 & No.2 222-PSL-083 & 084
FURNACE AREA DUST COLLECTION SYSTEM 222-SYS-076
TO ATMOSPHERE
ACID VAT 2000 x 2300 222-TNK-061
ACID VAT AGITATOR 19.0kW 222-AGI-062
REFINERY AREA SUMP PUMP 8.0kW 222-PSU-046
DIGEST FILTER FEED PUMP No.1 & No.2 222-PSL-063 & 064
DRYING TRAY 222-EQP-071
PRECIPITATE TRANSFER CART 222-EQP-073
PRECIPITATE DRYING OVEN 222-FUR-072
SMELTING FURNACE COMBUSTION AIR BLOWER 222-BLO-075
FUEL
SMELTING FURNACE 222-FUR-074
DORE
FLUXES
GLAND WATER
A00-09-005

A	1	ISSUED FOR INFORMATION	20DEC11	FB
REV. No.	ISSUE No.	DESCRIPTION	DATE	BY

DWG. NO. | REFERENCE DRAWINGS

SECTION: PROCESS
SCALE: NONE | DATE
DESIGN BY: AD | 21SEP11
DRAWN BY: FB | 21SEP11
CHECK. BY:
APP. BY:

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY

PROCESS FLOWSHEET No.3
MERRILL–CROWE

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0009003.DWG	1151920100	A00–09–003	A

ZINC DUST SYSTEM
MANUAL
ZINC DUST 50KG PAILS
ZINC FEEDER A00-09-003
LEAD NITRATE SYSTEM
MANUAL
LEAD NITRATE 50KG PAILS
CLARIFIER AND PRECIPITATE MIX TANK A00-09-003
SULPHURIC ACID SYSTEM (100%)
SULPHURIC ACID CONTAINERS
SULPHURIC ACID METERING PUMP No.1 & No.2 2 @ 25 x 12 2 @ 0.5kW 265-PMT-161 & 162
ACID VAT A00-09-003
PRE-COAT AND BODY FEED SYSTEM
PRECIPITATION CIRCUIT RETURN A00-09-003
LOOP
BARREN SOLUTION TANK A00-09-003
MANUAL
PRE-COAT 50KG BULK BAGS
PRE-COAT BAG HANDLING SYSTEM 248-BBS-270
REAGENT AREA OVERHEAD CRANE 265-CRN-199
PRE-COAT TANK 1000 x 1200 248-TNK-271
PRE-COAT TANK AGITATOR 2.0kW 248-AGI-272
PRE-COAT METERING PUMP No.1 & No.2 2 @ 25 x 12 2 @ 0.5kW 248-PMT-281 & 282
PRECIPITATION FILTER PRESS A00-09-003
CLARIFIER A00-09-003
BODY FEED TANK AGITATOR 2.0kW 223-AGI-302
BODY FEED TANK 1000 x 1200 223-TNK-301
BODY FEED METERING PUMP No.1 & No.2 2 @ 25 x 12 2 @ 0.5kW 223-PMT-311 & 312
CYANIDE SYSTEM (20%)
CYANIDE SUPERSACKS
FRESH WATER A00-09-005
SODIUM HYDROXIDE A00-09-004
REAGENT AREA HOIST 265-HOI-198
CYANIDE VENTILATION FAN 243-FAN-059
CYANIDE BULK BAG HANDLING SYSTEM 243-BBS-050
CYANIDE AREA SUMP PUMP 243-PSU-099
CYANIDE MIX TANK 2500 x 3100 243-TNK-051
CYANIDE MIX TANK AGITATOR 15.0kW 243-AGI-052
CYANIDE TRANSFER PUMP 8.0kW 243-PSO-076
CYANIDE HOLDING TANK 2500 x 3100 243-TNK-060
AGGLOMERATOR A00-09-001
BARREN SOLUTION POND A00-09-002
PRECIPITATION FILTER PRESS A00-09-003
CYANIDE METERING PUMP No.1 TO No.4 4 @ 25 x 15 4@ 0.5kW 243-PMT-071 TO 074
POTABLE WATER A00-09-005
CYANIDE AREA SAFETY SHOWER AND EYE WASH STATION 243-SSW-089
SODIUM HYDROXIDE SYSTEM (10%)
FRESH WATER A00-09-005
MANUAL
SODIUM HYDROXIDE 50KG BULK BAGS
SODIUM HYDROXIDE BAG HANDLING SYSTEM 265-BBS-250
SODIUM HYDROXIDE TANK 1200 x 1400 265-TNK-251
SODIUM HYDROXIDE TANK AGITATOR 2.0kW 265-AGI-252
SODIUM HYDROXIDE METERING PUMP No.1 & No.2 2 @ 25 x 12 2 @ 0.5kW 265-PMT-261 & 262
CYANIDE MIX TANK A00-09-004

DWG. NO.	REFERENCE DRAWINGS	REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
		A	1	ISSUED FOR INFORMATION	02DEC11	FB

SECTION: PROCESS
SCALE: NONE
DESIGN BY: AD 21SEP11
DRAWN BY: FB 21SEP11
CHECK. BY:
APP. BY:

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY
PROCESS FLOWSHEET No.4
REAGENTS

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV
A0009004.DWG	1151920100	A00-09-004	A

COMPRESSED AIR
A00-09-005
CYANIDE
A00-09-004
LEAD NITRATE DUST
A00-09-004
ZINC DUST
MANUAL
INTERMITTENT - GRAVITY
LOOP
PRE-COAT TANK
A00-09-004
PRECIPITATION
PLATE & FRAME
1
2
3
4
5
6
7
8

FRESH WATER SUPPLY
WELL PUMP
No.1 (EXISTING)
661-PLD-001
FRESH WATER SUPPLY
WELL PUMP
No.2 TO No.4 (FUTURE)
661-PLD-002 TO 004
FRESH WATER
FIRE WATER
FRESH / FIRE
WATER TANK
(EXISTING)
661-TNK-010
HOLD
FRESH WATER
PUMP No.1 & No.2
2 @ 10.0kW
661-PLD-011 & 012
FIRE WATER
DIESEL PUMP
661-PLD-023
FIRE WATER
JOCKEY PUMP
661-PLD-022
FIRE WATER
MAIN PUMP
661-PLD-021
POTABLE WATER
TREATMENT FACILITY
(EXISTING)
664-PIA-001
POTABLE WATER
PUMP No.1 & No.2
2 @ 2.0kW
664-PLD-001 & 002
POTABLE WATER
STORAGE TANK
664-TNK-010
POTABLE WATER
DISTRIBUTION PUMP
No.1 & No.2
2 @ 4.0kW
664-PLD-015 & 016
POTABLE WATER
DISTRIBUTION
FRESH WATER
DISTRIBUTION
SODIUM HYDROXIDE
SYSTEM
A00-09-004
CYANIDE SYSTEM
A00-09-004
GLAND WATER
DISTRIBUTION
GLAND WATER
TANK
2500 x 3100
264-TNK-010
GLAND WATER
PUMP No.1 & No.2
2 @ 38 x 25
2 @ 5.0kW
264-PLD-035 & 036
GLAND WATER
FILTER
264-FIL-019
FIRE WATER
DISTRIBUTION
FILTER PRESS
A00-09-003
FILTER PRESS
AIR RECEIVER
2.5 m³
690-AIR-037
FILTER PRESS
COMPRESSOR No.1 & No.2
2 @ 300 Nm³/h, 880 Kpa
2 @ 35.1KW
690-AIC-035 & 036

APPENDIX  C

ELECTRICAL SINGLE LINE DIAGRAM

EXISTING 34.5KV LINE
UTILITY SWITCH (T.B.D.)
34.5KV 500KVA 480V
UTILITY METERING
800A
TAILING AREA MCC 3Ø3W
800A 25KA BRACING
SPACE
480V 25KVA 480/277 ISOLATION TRANSFORMER
480V 30KVA 120/208
480/277V PANEL (SITE LIGHTING)
120/208V PANEL
200A 3P3W RECEPTACLE SOUTH #1
34.5KV 1500KVA 480V
AGGLOMERATION & PAD LOADING MCC 3Ø3W
25KA 42KA
100A3P WELDING RECEPTACLE (TYP OF 1)
SIZE 1 MOTORS (TYP OF 1)
SIZE 3 MOTORS (TYP OF 20)
SIZE 5 MOTORS (TYP OF 1)
LEACHING AREA MCC 3Ø3W
800A 42KA
SIZE 3 MOTORS (TYP OF 3)
PROCESS AREA MCC 3Ø3W
3P 400A
100A 3P WELDING RECEPTACLE (TYP OF 3)
SIZE 1 MOTORS (TYP OF 4)
SIZE 2 MOTORS (TYP OF 8)
SIZE 3 MOTORS (TYP OF 1)

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	20NOV11	AO

DWG. NO. | REFERENCE DRAWINGS

SECTION: ELECTRICAL
SCALE: NONE
DESIGN. BY: HO — 21NOV11
DRAWN BY: AO — 21NOV11
CHECK. BY:
APP. BY:

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY
SINGLE LINE DIAGRAM

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0018001.DWG	1151920.00	A00-18-001	A

APPENDIX  D

PROCESS DESIGN CRITERIA

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
GENERAL
Type Of Material (Tailings)		Silver-gold bearing material (oxide)
Tailings Characteristics
Tailings Specific Gravity		2.720	7
Tailings Bulk Density	t/m3	1.605	2
Agglomerated Tailings Bulk Density	t/m3	1.2407	7
Tailing moisture content-Primary	%	10.0	4
Tailing moisture content-Design	%	12.5	7

Operating Schedule
Shift/Day	3	2
Hours/Shift	h	8	2
Hours/Day	h	24	2
Days/Year	days	365	2

Plant Availability/Utilization
Overall Plant Availability	%	90	3
Annual Processing Rate	t	500,000	1
Daily Processing Rate - Nominal	t/d	1,370	5
Daily Processing Rate - Design	t/d	1522.1	1/5
Daily Processing Rate - Assumed	t/d	1522.1	1
Processing Rate	t/h	63.4	5

Production-Oxide Tailings
Total Oxide Tailings Tonnage - Actual	t	2,091,074	2
Total Oxide Tailings Tonnage - Assumed	t	2,000,000	1
Sulphide Tailings Tonnage - available	t	3,000,000	2
Sulphide Tailings Tonnage - for treatment	t	0	1
Total Tailings Treatment	t	2,000,000
Period of Treatment	d	1,460
Period of Treatment	y	4

Head Grade:
Silver	Ag g/t	95.50	2
Gold	Au g/t	0.53	2
P80	microns	225.00	7

Extraction:
Silver	%	73.0	7
Gold	%	78.9	7

Laboratory Extraction:
Silver	%	67.8	7
Gold	%	81.8	7

AGLOMERATION

PLANT FEED PREPARATION / AGGLOMERATION
Operating Shifts/Day		3	3
Operating Hours/Day/Shift	hr	8	2
Processing Rate	t/h	63.42	5

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES

Agglomerator Type		Drum	4/7
Agglomerator Processing Rate - maximum	t/h	79	7
Agglomerator Dimensions: L/D ratio		3.0	4
Agglomerator Size - Diameter	m	2.0	4
Agglomerator Size - Length	m	6.0	4
Rotation Speed	rpm	10.5	4
Agglomerator Slope	degrees	4	4
Cement Addition-Column Test	kg/t	21.80	7
Lime Addition-Column Test	kg/t	13.73	7
Cyanide Consumption-Column Test	kg/t	2.32	7
Cement Addition-Design	kg/t	10.90	3/4
Lime Addition-Design	kg/t	6.87	3/4
Cyanide Consumption-Design	kg/t	0.93	3/4
Agglomerated Product Size	mm	6 to 15	7
Cement Addition	t/hr	0.62	5
Lime Addition	t/hr	0.39	5
Cyanide Addition	t/hr	0.018	5
Moisture Content of Agglomerated Feed	%	12.50	7

HEAP LEACH PAD
Pad Liner Type		pvc	4
Number of Pads		1	1/2
Number of Lifts		4	1/2
Height of Pad - 1 lift	m	6.5	1/2
Maximum Height of Pad	m	26
Slope of Leach Pad	%	1.5	4
Tons on Pad per Lift	t	500,000
Volume of Pad: one lift	m3	403010.8
Area of Pad: one lift	m2	62001.67
Volume of Heap required for Oxide tailings	m3	1,612,043	5
Dimensions of Pad: 4 lifts
Width of Pad	m	230
Length of Pad	m	269.57
Volume of Pad ex Berms	m3	1612043	5
Maximum Length of Pad required - with berms	m	283
Maximum Width of Pad - with berms	m	243
Total Surface Area of Pad:
Sloping Berm Width & Height-Bottom Lift	m	6.50
Total Surface Area of Pad	m2	68665
Volume of Sloping Berm	m3	86625
Total Volume of Leach Pad	m3	1,698,668	5
Method of Stacking		Conveyor	4
Curing Time	d	5	4

HEAP LEACH PAD CONSTRUCTION
Tailings Feed - actual	t/d	1370
Tailings Feed - design	t/d	1522
Reagents to Agglomerator	t/d	25

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Daily Processing Rate - Total Feed	t/d	1395	1
Volume of Daily Production of Heap Leach Feed	m3/d	1124	7
Height of Pad	m	6.5
Area of Daily Production	m2/d	173
Width of Pad	m	230
Length of Daily Advance of Pad	m/d	0.75

LEACHING CIRCUIT

Diameter of Column	m	0.102	7
Measured Flowrate through Column	ml/s	0.05	7
Area of Column	m2	0.008171	5
Flowrate in Column Test	l/s/m2	0.00612	5
Solution Flowrate - Assumed	l/s/m2	0.00204	4
Solution Flowrate - Assumed	l/hr/m2	7.3	5
Solution pH	10.5	7
Cyanide Solution Strength	g/l	0.5	4/7
Leaching Period - Column Test	d	81
Kinetic Leaching Rate on Heap-Slower		1.6
Leaching Period - Assumed	d	130	4
Calculation of Duration of Wash Period
Total Wash Solution	l	18.1
Flowrate Through Column	ml/s	0.05
Flowrate Through Column	ml/hr	180
Duration of Wash Period	hr	100.6
Duration of Wash Period	d	4.2
Duration of Wash Period on Heap	d	6.7
Duration of Wash Period -Design	d	7
Total Leach/Rinse Cycle	d	137
Pad Life / Cycle Time per Lift	d	365
Area of Pad Under Irrigation every day	m2	22412.74
Area of Pad Under Rinse/Wash every day	m2	1210.56
Volume of Solution to Heap for Leaching	m3/hr	164.60
Volume of Solution to Heap for Rinsing	m3/hr	8.89
Total Volume of Solution to Heap	m3/hr	173.49
Impervious Layer	mm	400	4
Solution Application / Spray		dripping
Geomembrane Liner	mm	1.5
Total Loading/Curing/Leaching/Rinsing Cycle	d	142
Height of Column for Column Test	m	3.048	7
Cyanide Addition to Barren Solution to Heap	t/hr	0.044
Cyanide Addition as 20% solution	m3/hr	0.221

METAL RECOVERY

Metal Recovery Process		Merrill Crowe	4
Column Test Extraction:
Column Test Sample Weight	kg	30.940	7
Total Volume of Solution used for Column Test	l	349.92	7
Silver	mg	2156.982	7
Gold	mg	12.938	7

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Pregnant Solution Assay:
Silver	mg/l	6.164
Gold	mg/l	0.037
Calculated Pregnant Solution Assay:
Silver	mg/l	22.019
Gold	mg/l	0.132
Daily Metal Production:
Silver	kg/d	91.680
Gold	kg/d	0.550

PREGNANT and BARREN SOLUTION HANDLING

Rainfall - average per month	mm	47	2
Rainfall - over Cure/Leach/Rinse Cycle	mm	219	5
Rainfall	m3/hr	4.42
Evaporation - assume	%	10	4
Evaporation	m3/hr	17.35
Pregnant Solution Pond Size - capacity in hours	hr	15
Pregnant Solution Pond Size - Volume	m3	2408
Pregnant Solution Flowrate	m3/hr	160.56
Barren Solution Pond Size - capacity in hours	hr	15
Barren Solution Pond Size - Volume	m3	2408
Barren Solution Flowrate - ex Pregnant Solution	m3/hr	160.56
Volume of Solution to Heap	m3/hr	173.49
Make-Up Water Required	m3/hr	12.93
Overflow Solution Pond Size - capacity in hours	hr	28
Overflow Solution Pond Size - Volume	m3	4858

Pregnant Solution Pond - dimensions	m	25x25x4.6
Barren Solution Pond - dimensions	m	25x25x4.6
Overflow Solution Pond - dimensions	m	35x35x4.6

Solids in Pregnant Solution	%	0.01	4
Conventional Clarifier Flowrate	m3/hr/m2	0.58
Conventional Clarifier Area Required	m2	299.12
Diameter of Clarifier	m	25
Filter Pre-Coat: Total	kg/m3	0.1	4
Filter Pre-Coat: Total	t/d	0.39
Gland Service Water to Backwash Pumps	m3/hr	0
Frequency of Backwash	no./day	1
Duration of Backwash	hr	0.5
Gland Service Water per Backwash per day	m3/hr	0
Barren Solution per Backwash per day	m3/hr	0.33
Total Solution for Backwash	m3/hr	0.33
Total Solution for Evaporation	m3/hr	17.68
Solids in Pregnant Solution	t/hr	0.0161
Filter Pre-Coat	t/hr	0.0161
Total Solids + Precoat per Backwash	t/day	0.7707

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Total Solids in Backwash	t/hr	0.0321
Total Solids in Backwash	%	8.759124088

Cyanide Addition to Precipitate Mixing Tank	t/hr	0.044
Cyanide Addition at 20% solution	m3/hr	0.22
Lead Nitrate Addition	t/day	0.13
Lead Nitrate Addition at 20% solution	m3/hr	0.03
Filter Pre-Coat	m3/hr	0.14

PREGNANT SOLUTION
Precipitation Efficiency	%	96
Barren Solution Assay:
Silver	mg/l	0.2466
Gold	mg/l	0.0015

METAL PRECIPITATE PRODUCTION
Metal Production - Silver + Gold	kg/d	92.23
Metal Precipitate Production	kg/d	461.15
Precipitate Moisture Content	%	20
Weight of Precipitate - wet	kg	576.44
Weight of Precipitate - dry	kg	461.15
Precipitate Assay:
Silver	%	19.88
Gold	%	0.12
Base Metals	%	80
Metal Precipitate Bag Capacity	t/bag	2
Number of Days Production per Bag	day/bag	4.3
Number of Bags per week	bag/week	1.6

REAGENTS
Cement
Cement-Actual	kg/t	21.8	7
Cement-Design	kg/t	10.9	3/4
SG		3.14

Lime
Lime-Actual	kg/t	13.73	7
Lime-Design	kg/t	6.865	3/4
SG		2.45

Cyanide
Cyanide, Solid [NaCN]-Assume	kg/t	2.32	7
Cyanide, Solid [NaCN]-Design	kg/t	0.928	3/4
SG		1.6

Zinc Dust
Zinc Dust-Actual & Design	kg/t	0.96	4
SG		7.1

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES

Lead Nitrate
Lead Nitrate-Actual & Design	kg/t	0.19	4
SG		4.6

Filter Pre-Coat
Filter Pre-Coat -Design	kg/m3	0.10	4
SG

Calcium Hypochlorite
Calcium Hypochlorite-Design	kg/t	0.05	4
SG

Filter Aid
Filter Aid-Design	kg/m3	0.10	4
SG

Sodium Hydroxide
Sodium Hydroxide-Design	kg/t	0.09
SG		2.13

Sulphuric Acid
Sulphuric Acid-Design	kg/t	0.76
SG		1.84

REAGENT STOCKS: STORAGE AND SUPPLY FOR 1 WEEK

Cement Consumption	t/week	104.52
Cement Stock- design	t/week	135.88
Lime Consumption	t/week	65.83
Lime Stock - design	t/week	85.58
Cyanide [NaCN] Consumption	t/week	8.90
Cyanide [NaCN] Stock - design	t/week	11.6
Zinc Dust Consumption	t/week	9.2
Zinc Dust Stock - design	t/week	12.0
Lead Nitrate Consumption	t/week	1.8
Lead Nitrate Stock - design	t/week	2.4
Filter Pre-Coat Consumption	t/week	2.70
Filter Pre-Coat Stock-Design	t/week	3.5
Calcium Hypochlorite Consumption	t/week	0.5
Calcium Hypochlorite Stock - design	t/week	0.6
Filter Aid Consumption	t/week	2.70
Filter Aid Stock - design	t/week	3.5
Cement Consumption	t/d	14.93
Cement Stock- design	t/d	19.41
Lime Consumption	t/d	9.40
Lime Stock - design	t/d	12.23
Cyanide [NaCN] Consumption	t/d	1.27
Cyanide [NaCN] Stock - design	t/d	1.65
Zinc Dust Consumption	t/d	1.32
Zinc Dust Stock - design	t/d	1.71
Lead Nitrate Consumption	t/d	0.26

PROCESS DESIGN CRITERIA
	CODES

PROJECT:	Tailings Retreatment-Scoping Study	1	Client
CLIENT:	Avino Silver & Gold Mines	2	MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3	Experience
DATE:	15-Aug-11	4	Refernce Literature
REV:	A	5	Calculation
		6	Mass Balance
		7	PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Lead Nitrate Stock - design	t/d	0.34
Filter Pre-Coat Consumption	t/d	0.39
Filter Pre-Coat Stock-Design	t/d	0.50
Calcium Hypochlorite Consumption	t/d	0.07
Calcium Hypochlorite Stock - design	t/d	0.09
Filter Aid Consumption	t/d	0.39
Filter Aid Stock - design	t/d	0.50

APPENDIX E

C A P I T A L    C O S T S    E S T I M A T E    R E P O R T

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 1 Summary	Rev 1

		Labour Manhour	Labour Cost	Material Cost	Construction Equipment Cost	Mechanical Equipment Cost	Total Cost (USD)
	Direct Works
10	Mining, Agglomeration & Pad Loading	26,708	338,518	437,278	0	2,517,524	3,293,320
20	Process Facilities	28,507	361,326	3,006,458	0	537,744	3,905,528
25	Reagents / Auxiliary Services	8,120	102,921	176,207	0	222,622	501,750
50	Buildings	21,784	276,115	656,648	0	0	932,763
60	Leach Pad & Infrastructure	199,011	2,522,459	4,693,703	0	198,812	7,414,974
70	Power Supply and Distribution	15,736	199,455	1,257,841	0	0	1,457,296

	Direct Works Subtotal	299,865	3,800,794	10,228,135	0	3,476,702	17,505,632
	Indirects
91	EPCM & Vendor Representatives	0	0	2,658,728	0	0	2,658,728
92	Freight & Construction Indirects	0	0	3,146,235	0	0	3,146,235
99	Contingency	0	0	5,828,000	0	0	5,828,000

	Indirects Subtotal	0	0	11,632,964	0	0	11,632,964
Scoping Study Total		299,865	3,800,794	21,861,099	0	3,476,702	29,138,596

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 2 Summary	Rev 1

Area	Labour Manhour	Labour Cost	Material Cost	Construction Eqpt Cost	Mechancial Eqpt Cost	Total Cost (USD)
10 - Mining, Agglomeration & Pad Loading 1000 Mining, Agglomeration & Pad Loading	26,708	338,518	437,278	0	2,517,524	3,293,320
10 - Mining, Agglomeration & Pad Loading Subtotal	26,708	338,518	437,278	0	2,517,524	3,293,320
20 - Process Facilities 2000 Process Facilities	28,507	361,326	3,006,458	0	537,744	3,905,528
20 - Process Facilities Subtotal	28,507	361,326	3,006,458	0	537,744	3,905,528
25 - Reagents / Auxiliary Services 2505 Reagents / Auxiliary Services	8,120	102,921	176,207	0	222,622	501,750
25 - Reagents / Auxiliary Services Subtotal	8,120	102,921	176,207	0	222,622	501,750
50 - Buildings 5000 Buildings	21,784	276,115	656,648	0	0	932,763
50 - Buildings Subtotal	21,784	276,115	656,648	0	0	932,763
60 - Leach Pad & Infrastructure 6000 Leach Pad & Infrastructure	199,011	2,522,459	4,693,703	0	198,812	7,414,974
60 - Leach Pad & Infrastructure Subtotal	199,011	2,522,459	4,693,703	0	198,812	7,414,974
70 - Power Supply and Distribution 7000 Power Supply and Distribution	15,736	199,455	1,257,841	0	0	1,457,296
70 - Power Supply and Distribution Subtotal	15,736	199,455	1,257,841	0	0	1,457,296
91 - EPCM & Vendor Representatives

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 2 Summary	Rev 1

Area	Labour Manhour	Labour Cost	Material Cost	Construction Eqpt Cost	Mechancial Eqpt Cost	Total Cost (USD)
9101 EPCM & Vendor Representatives	0	0	2,658,728	0	0	2,658,728
91 - EPCM & Vendor Representatives Subtotal	0	0	2,658,728	0	0	2,658,728
92 - Freight & Construction Indirects 9202 Freight & Construction Indirects	0	0	3,146,235	0	0	3,146,235
92 - Freight & Construction Indirects Subtotal	0	0	3,146,235	0	0	3,146,235
99 - Contingency 9909 Contingency	0	0	5,828,000	0	0	5,828,000
99 - Contingency Subtotal	0	0	5,828,000	0	0	5,828,000
Scoping Study Total	299,865	3,800,794	21,861,099	0	3,476,702	29,138,596

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 3 Summary	Rev 1

Sub-Area	Labour Manhour		Labour Cost	Material Cost	Construction Eqpt Cost	Mechancial Eqpt Cost	Total Cost (USD)
10 - Mining, Agglomeration & Pad Loading
125	Truck Dump	635	8,050	7,956	0	2,584	18,590
130	Agglomerator Feed Bin and Conveyor	12,557	159,160	219,580	0	146,200	524,940
141	Lime Silo	1,301	16,486	11,986	0	125,300	153,772
142	Cement Silo	1,301	16,486	11,856	0	165,300	193,642
150	Agglomerator	8,768	111,136	185,900	0	388,640	685,676
160	Portable Conveyors	2,146	27,201	0	0	1,689,500	1,716,701
	10 - Mining, Agglomeration & Pad Loading Subtotal	26,708	338,518	437,278	0	2,517,524	3,293,320
20 - Process Facilities
210	Solution	6,322	80,131	211,600	0	179,566	471,297
220	Merrill-Crow Circuit	22,185	281,195	2,794,858	0	358,178	3,434,231
	20 - Process Facilities Subtotal	28,507	361,326	3,006,458	0	537,744	3,905,528
25 - Reagents / Auxiliary Services
243	Cyanide Solution System	1,943	24,628	79,190	0	123,122	226,939
248	Pre Coat System	116	1,470	6,533	0	0	8,003
263	Reagent Area Services	116	1,470	8,450	0	0	9,920
264	Gland Water Supply	290	3,676	17,875	0	0	21,551
265	Reagents and Auxiliary Services Civil and Concrete	5,655	71,677	64,160	0	99,500	235,337

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 3 Summary	Rev 1

Sub-Area		Labour Manhour	Labour Cost	Material Cost	Construction Eqpt Cost	Mechancial Eqpt Cost	Total Cost (USD)

25 - Reagents / Auxiliary Services Subtotal		8,120	102,921	176,207	0	222,622	501,750
50 - Buildings
510	Process Building	19,624	248,731	470,748	0	0	719,479
530	Assay Laboratory	421	5,330	166,400	0	0	171,730
550	Accommodation Complex	1,740	22,055	19,500	0	0	41,555
560	Truck Shop	0	0	0	0	0	0
	50 - Buildings Subtotal	21,784	276,115	656,648	0	0	932,763
60 - Leach Pad & Infrastructure
120	Mobile Equipment	392	4,962	1,569,100	0	0	1,574,062
610	Site Work	57,478	728,534	484,250	0	0	1,212,784
620	Leach Pad	112,854	1,430,418	1,997,320	0	0	3,427,738
631	Pregnant and Barren Solution Ponds	5,218	66,141	34,288	0	164,604	265,032
632	Overflow/Stormwater Solution Pond	2,249	28,504	16,206	0	34,208	78,917
640	Fencing	8,011	101,543	70,200	0	0	171,743
650	Site Telephone System	363	4,595	31,200	0	0	35,795
660	Sewage Disposal	290	3,676	26,000	0	0	29,676
661	Upgrade Existing Fresh Water Supply	6,221	78,845	334,100	0	0	412,945
662	Firewater Site Distribution	2,349	29,774	31,460	0	0	61,234

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 3 Summary	Rev 1

Sub-Area		Labour Manhour	Labour Cost	Material Cost	Construction Eqpt Cost	Mechancial Eqpt Cost	Total Cost (USD)
663	Fresh Water Site Distribution	1,204	15,254	13,650	0	0	28,904
664	Water Treatment System	725	9,189	20,150	0	0	29,339
680	Fuel Storage Area - Assume Use Existing	1,537	19,481	13,780	0	0	33,261
690	Equipment - Assume Refurbished at 112 Price UNO	122	1,544	52,000	0	0	53,544
60 - Leach Pad & Infrastructure Subtotal		199,011	2,522,459	4,693,703	0	198,812	7,414,974
70 - Power Supply and Distribution
710	Site Power Distribution	2,900	36,758	195,000	0	0	231,758
720	Tailings Area	860	10,899	113,451	0	0	124,350
730	Agglomeration and Pad Loading	4,319	54,741	401,570	0	0	456,311
740	Plantsite	131	1,654	66,300	0	0	67,954
750	Leaching	2,671	33,854	186,550	0	0	220,404
760	Process	4,856	61,550	294,970	0	0	356,520
70 - Power Supply and Distribution Subtotal		15,736	199,455	1,257,841	0	0	1,457,296
91 - EPCM & Vendor Representatives
910	Engineering and Procurement	0	0	1,437,665	0	0	1,437,665
920	Construction Management	0	0	988,845	0	0	988,845
930	Site Consultants	0	0	232,218	0	0	232,218
91 - EPCM & Vendor Representatives Subtotal		0	0	2,658,728	0	0	2,658,728

Project No: 1151920100	Avino Tailings Retreatment	Report Date: 17-Feb-12

Client: Avino Silver & Gold Mines Ltd	Scoping Study - Level 3 Summary	Rev 1

Sub-Area		Labour Manhour	Labour Cost	Material Cost	Construction Eqpt Cost	Mechancial Eqpt Cost	Total Cost (USD)
92 - Freight & Construction Indirects
940	Freight and Spares	0	0	396,844	0	0	396,844
950	Construction Indirects	0	0	2,749,391	0	0	2,749,391
	92 - Freight & Construction Indirects Subtotal	0	0	3,146,235	0	0	3,146,235
99 - Contingency
990	Contingency	0	0	5,828,000	0	0	5,828,000
	99 - Contingency Subtotal	0	0	5,828,000	0	0	5,828,000
Scoping Study Total		299,865	3,800,794	21,861,099	0	3,476,702	29,138,596

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
125 - Truck Dump
125-4-0032.00	Agglomerator Feed Bin Retaining Wall Excavation
	500.cm	0.30	1.5	217.50	12.68	2,757		0		0	2.00	1,000	7.51	3,757
125-4-0033.00	Agglomerator Feed Bin Truck Dump Retaining Wall
	72.sm	3.00	1.5	313.20	12.68	3,970	25.00	2,340		0	2.00	144	89.64	6,454
125-4-0034.00	Agglomerator Feed Bin Truck Dump Backfill
	720.cm	0.10	1.5	104.40	12.68	1,323	6.00	5,616		0	2.00	1,440	11.64	8,379
125 - Truck Dump Subtotal				635.10		8,050		7,956		0		2,584		18,590
130 - Agglomerator Feed Bin and Conveyor
130-4-0036.00	Agglomerator Feed Bin Excavation and Backfill
	100.cm	0.30	1.5	43.50	12.68	551	6.00	780		0	2.00	200	15.31	1,531
130-4-0037.00	Agglomerator Feed Bin and Conveyor Concrete
	100.cm	22.00	1.5	3,190.00	12.68	40,433	300.00	39,000		0	0.00	0	794.33	79,433
130-4-0039.00	Agglomerator Feed Belt Feeder
	1.ls	250.00	1.5	362.50	12.68	4,595	25,000.00	32,500		0	0.00	0	37,094.69	37,095
130-4-0040.00	Agglomerator Feed Conveyor Concrete
	20.cm	22.00	1.5	638.00	12.68	8,087	300.00	7,800		0	0.00	0	794.33	15,887
130-4-0042.00	Agglomerator Feed Conveyor Weigh Scale
	1.ea	100.00	1.5	145.00	12.68	1,838	15,000.00	19,500		0	0.00	0	21,337.88	21,338
130-4-0043.00	TAILINGS DUMP BIN, 160 T CAPACITY [130-BIN-047]
	1.ea	1,600.00	1.5	2,320.00	12.68	29,406	120,000.00	120,000		0	0.00	0	149,406.00	149,406
130-4-0044.00	TAILINGS TRANSFER CONVEYOR, 762 x 35,000 [130-CNV-048]
	1.ea	2,000.00	1.5	2,900.00	12.68	36,758		0		0	65,500.00	65,500	102,257.50	102,258
130-4-0045.00	AGGLOMERATOR FEED CONVEYOR, 762 x 35,000 [130-CNV-049]
	1.ea	2,000.00	1.5	2,900.00	12.68	36,758		0		0	65,500.00	65,500	102,257.50	102,258
130-4-0046.00	BELT SAMPLER [130-SMP-059]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	15,000.00	15,000	15,735.15	15,735
130 - Agglomerator Feed Bin and Conveyor Subtotal				12,557.00		159,160		219,580		0		146,200		524,940

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp- Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
141 - Lime Silo
141-4-0048.00	Lime Bin - Excavate Fdtns
	100.cm	0.30	1.5	43.50	12.68	551		0		0	2.00	200	7.51	751
141-4-0049.00	Lime Bin - Backfill Fdtns
	50.cm	0.10	1.5	7.25	12.68	92	2.00	130		0	2.00	100	6.44	322
141-4-0050.00	Lime Bin - Backfill Fdtns - Granular
	20.cm	0.10	1.5	2.90	12.68	37	6.00	156		0	0.00	0	9.64	193
141-4-0051.00	Lime Bin - Foundation Pad
	30.cm	22.00	1.5	957.00	12.68	12,130	300.00	11,700		0	0.00	0	794.33	23,830
141-4-0053.00	LIME SILO C/W FEEDER SYSTEM, 30 T CAPACITY [141-SIL-046]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	125,000.00	125,000	128,675.75	128,676
141 - Lime Silo Subtotal				1,300.65		16,486		11,986		0		125,300		153,772
142 - Cement Silo
142-4-0055.00	Cement Bin - Excavate Fdtns
	100.cm	0.30	1.5	43.50	12.68	551		0		0	2.00	200	7.51	751
142-4-0056.00	Cement Bin - Backfill Fdtns
	50.cm	0.10	1.5	7.25	12.68	92		0		0	2.00	100	3.84	192
142-4-0057.00	Cement - Backfill Fdtns - Granular
	20.cm	0.10	1.5	2.90	12.68	37	6.00	156		0	0.00	0	9.64	193
142-4-0058.00	Cement Bin - Foundation Pad
	30.cm	22.00	1.5	957.00	12.68	12,130	300.00	11,700		0	0.00	0	794.33	23,830
142-4-0060.00	CEMENT SILO C/W FEEDER SYSTEM, 50 T CAPACITY [142-SIL-045]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	165,000.00	165,000	168,675.75	168,676
142 - Cement Silo Subtotal				1,300.65		16,486		11,856		0		165,300		193,642
150 - Agglomerator
150-4-0068.00	Agglomerator - Excavate Fdtns
	50.cy	0.30	1.5	21.75	12.68	276		0		0	2.00	100	7.51	376

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
150-4-0069.00	Agglomerator-Backfill Fdtns
	20.cy	0.10	1.5	2.90	12.68	37		0		0	2.00	40	3.84	77
150-4-0070.00	Agglomerator Concrete
	20.cm	22.00	1.5	638.00	12.68	8,087	300.00	7,800		0		0	794.33	15,887
150-4-0072.00	Agglomerator Product Conveyor Concrete - 900 mm
	40.cm	22.00	1.5	1,276.00	12.68	16,173	300.00	15,600		0		0	794.33	31,773
150-4-0073.00	Agglomerator Product Conveyor Including Steel - 900 mm
	30.m	80.00	1.5	3,480.00	12.68	44,109	3,500.00	136,500		0		0	6,020.30	180,609
150-4-0074.00	Agglomerator Product Conveyor Weigh Scale
	1.ea	150.00	1.5	217.50	12.68	2,757	15,000.00	19,500		0		0	22,256.81	22,257
150-4-0075.00	Agglomerator Spray Piping
	1.ls	60.00	1.5	87.00	12.68	1,103	5,000.00	6,500		0		0	7,602.73	7,603
150-4-0076.00	DRUM ORE AGGLOMERATOR, 1800 x 4000 [150-AGG-050]
	1.ea	2,000.00	1.5	2,900.00	12.68	36,758		0		0	375,000.00	375,000	411,757.50	411,758
150-4-0077.00	AGGLOMERATOR AREA SUMP PUMP [150-PSU-039]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	13,500.00	13,500	15,337.88	15,338
150 - Agglomerator Subtotal				8,768.15		111,136		185,900		0		388,640		685,676
160 - Portable Conveyors
160-4-0080.00	GRASSHOPER CONVEYOR No.1, 762x35,000 [160-CNV-020]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0081.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-021]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0082.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-022]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0083.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-023]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0084.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-024]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
160-4-0085.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-025]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0086.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-026]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0087.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-027]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0088.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-028]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0089.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-029]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0090.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-030]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0091.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-031]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0092.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-032]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0093.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-033]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0094.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-034]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0095.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-035]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0096.00	GRASSHOPER CONVEYOR, 762x35,000 [160-CNV-036]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	65,500.00	65,500	66,602.73	66,603
160-4-0097.00	HORIZENTAL INDEX FEED CONVEYOR, 762x21,000 [160-CNV-042]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	35,500.00	35,500	36,602.73	36,603
160-4-0098.00	HORIZENTAL INDEX CONVEYOR, 762x35,000 [160-CNV-043]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	285,500.00	285,500	289,175.75	289,176

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
160-4-0099.00	HEAP LEACH RADIAL STACKER, 762 x 40,000 [160-CNV-044]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	255,000.00	255,000	258,675.75	258,676
160 - Portable Conveyors Subtotal				2,146.00		27,201		0		0		1,689,500		1,716,701
210 - Solution
210-4-0101.00	Pregnant Solution Feed Pipe to Plant
	100.m	3.00	1.5	435.00	12.68	5,514	45.00	5,850		0		0	113.64	11,364
210-4-0102.00	Pregnant Solution Flowmeter
	1.ea	80.00	1.5	116.00	12.68	1,470	5,000.00	6,500		0		0	7,970.30	7,970
210-4-0106.00	Barren Solution Pipe to Pond
	100.m	3.00	1.5	435.00	12.68	5,514	45.00	5,850		0		0	113.64	11,364
210-4-0107.00	Barren Solution Pond to Pad
	400.m	4.00	1.5	2,320.00	12.68	29,406	45.00	23,400		0		0	132.01	52,806
210-4-0110.00	EFFLUENT TREATMENT TANK AGITATOR [210-AGI-039]
	1.ea	120.00	1.5	174.00	12.68	2,205		0		0	63,000.00	63,000	65,205.45	65,205
210-4-0111.00	BARREN SOLUTION PUMP No.1, 125 x 100 [210-PSL-050]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	11,608.00	11,608	12,343.15	12,343
210-4-0112.00	BARREN SOLUTION PUMP No.2, 125 x 100 [210-PSL-051]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	11,608.00	11,608	12,343.15	12,343
210-4-0113.00	EFFLUENT TREATMENT PUMP, 75 X 50 [210-PSO-038]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
210-4-0114.00	EVENT SOLUTION SAMPLER [210-SMP-060]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,725.00	14,725	15,460.15	15,460
210-4-0115.00	EVENT SOLUTION SAMPLER [210-SMP-061]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,725.00	14,725	15,460.15	15,460
210-4-0116.00	EVENT SOLUTION SAMPLER [210-SMP-062]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,725.00	14,725	15,460.15	15,460
210-4-0117.00	EVENT SOLUTION SAMPLER [210-SMP-063]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,725.00	14,725	15,460.15	15,460

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
210-4-0118.00	EVENT SOLUTION SAMPLER [210-SMP-064]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,725.00	14,725	15,460.15	15,460
210-4-0119.00	EVENT SOLUTION SAMPLER [210-SMP-065]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,725.00	14,725	15,460.15	15,460
210-4-0120.00	EFFLUENT TREATMENT TANK, 8000 x 8600 [210-TNK-040]
	1.ea	800.00	1.5	1,160.00	12.68	14,703	85,000.00	85,000		0		0	99,703.00	99,703
210-4-0121.00	BARREN SOLUTION TANK, 8000 x 8600 [210-TNK-050]
	1.ea	800.00	1.5	1,160.00	12.68	14,703	85,000.00	85,000		0		0	99,703.00	99,703
210 - Solution Subtotal				6,322.00		80,131		211,600		0		179,566		471,297
220 - Merrill-Crow Circuit
220-6-0135.00	150 m3/hr Merrill Crowe Plant - Summit Valley Package
	1.lot	10,000.00	1.5	14,500.00	12.68	183,788	2,073,081.00	2,073,081		0		0	2,256,868.50	2,256,869
220-6-0143.00	Refinery - Summit Valley Package
	1.lot	3,000.00	1.5	4,350.00	12.68	55,136	596,777.00	596,777		0		0	651,913.25	651,913
220-6-0149.00	PRECIPITATE MIX TANK AGITATOR Summit Valley Package, Included [221-AGI-032]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0150.00	SOLUTION VERTICAL LEAF CLARIFIER Summit Valley Package, Included [221-CLR-090]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0151.00	ZINC DUST AND LEAD NITRATE VIBRATING FEEDER Summit Valley Package, Included [221-FDR-242]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0152.00	CLARIFIER FEED PUMP No.1, 125 x 100 [221-PSL-027]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	14,839.00	14,839	16,676.88	16,677
220-6-0153.00	CLARIFIER FEED PUMP No.2, 125 x 100 [221-PSL-028]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	14,839.00	14,839	16,676.88	16,677
220-6-0154.00	PRECIPITATION FILTER FEED PUMP No.1 Summit Valley Package, 100 x 75, Included [221-PSL-033]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0155.00	PRECIPITATION FILTER FEED PUMP No.2 Summit Valley Package, 100 X 75, Included [221-PSL-034]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
220-6-0156.00	CLARIFIER SLUDGE SUMP PUMP [221-PSU-047]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	13,500.00	13,500	14,235.15	14,235
220-6-0157.00	CLARIFIER AREA SUMP PUMP [221-PSU-048]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	13,500.00	13,500	14,235.15	14,235
220-6-0158.00	CROWE TOWER VACUUM PUMP No.1 Summit Valley Package, Included [221-PVU-039]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0159.00	CROWE TOWER VACUUM PUMP Summit Valley Package, Included [221-PVU-040]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0160.00	PREGNANT SOLUTION TANK, 8000 x 8600 [221-TNK-026]
	1.ea	800.00	1.5	1,160.00	12.68	14,703	85,000.00	85,000		0		0	99,703.00	99,703
220-6-0161.00	PRECIPITATE MIX TANK Summit Valley Package, 3000 X 3600, Included [221-TNK-031]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0162.00	CROWE TOWER Summit Valley Package, Included [221-TOW-030]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0172.00	ACID VAT AGITATOR [222-AGI-062]
	1.ea	120.00	1.5	174.00	12.68	2,205		0		0	63,000.00	63,000	65,205.45	65,205
220-6-0173.00	DIGEST FILTRATE TANK AGITATOR [222-AGI-082]
	1.ea	120.00	1.5	174.00	12.68	2,205		0		0	63,000.00	63,000	65,205.45	65,205
220-6-0174.00	SMELTING FURNACE COMBUSTION AIR BLOWER Summit Valley Package, Included [222-BLO-075]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0175.00	DRYING TRAY Summit Valley Package, Included [222-EQP-071]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0176.00	PRECIPITATE TRANSFER CART Summit Valley Package, Included [222-EQP-073]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0177.00	ACID VAT EXHAUST FAN [222-EXF-069]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	5,000.00	5,000	6,837.88	6,838
220-6-0178.00	PRECIPITATION PLATE & FRAME FILTER Summit Valley Package, 900 x 900 x 16, Included [222-FIL-042]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
220-6-0179.00	DIGEST PRECIPITATE FILTER PRESS, 900 x 900 x 16 [222-FIL-070]
	1.ea	400.00	1.5	580.00	12.68	7,352		0		0	125,000.00	125,000	132,351.50	132,352
220-6-0180.00	PRECIPITATE DRYING OVEN Summit Valley Package, Included [222-FUR-072]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0181.00	SMELTING FURNACE (GAS FIRED) Summit Valley Package, Included [222-FUR-074]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0182.00	FLUX MIXER Summit Valley Package, Included [222-MIX-080]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0183.00	DIGEST FILTER FEED PUMP No.1 [222-PSL-063]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	8,000.00	8,000	8,735.15	8,735
220-6-0184.00	DIGEST FILTER FEED PUMP No.2 [222-PSL-064]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	8,000.00	8,000	8,735.15	8,735
220-6-0185.00	DIGEST FILTRATE FEED PUMP No.1 [222-PSL-083]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	8,000.00	8,000	8,735.15	8,735
220-6-0186.00	DIGEST FILTRATE FEED PUMP No.2 [222-PSL-084]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	8,000.00	8,000	8,735.15	8,735
220-6-0187.00	REFINERY AREA SUMP PUMP [222-PSU-049]
	1.ea	120.00	1.5	174.00	12.68	2,205	20,000.00	20,000		0	13,500.00	13,500	35,705.45	35,705
220-6-0188.00	FURNACE AREA DUST COLLECTION SYSTEM Summit Valley Package, Included [222-SYS-076]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0189.00	ACID VAT, 2000 x 2300 [222-TNK-061]
	1.ea	100.00	1.5	145.00	12.68	1,838	10,000.00	10,000		0		0	11,837.88	11,838
220-6-0190.00	DIGEST FILTRATE TANK, 2000 x 2300 [222-TNK-081]
	1.ea	100.00	1.5	145.00	12.68	1,838	10,000.00	10,000		0		0	11,837.88	11,838
220-6-0191.00	REFINERY SAFE Summit Valley Package, Included [222-VAU-077]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0200.00	BODY FEED TANK AGITATOR Summit Valley Package, Included [223-AGI-302]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
220-6-0201.00	BODY FEED METERING PUMP No.1 Summit Valley Package, 25 x 12, Included [223-PMT-311]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0202.00	BODY FEED METERING PUMP No.2 Summit Valley Package, Included [223-PMT-312]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220-6-0203.00	BODY FEED TANK Summit Valley Package, 1000 x 1200, Included [223-TNK-301]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
220 - Merrill-Crow Circuit Subtotal				22,185.00		281,195		2,794,858		0		358,178		3,434,231
243 - Cyanide Solution System
243-6-0219.00	Cyanide Scrubber
	1.ea	80.00	1.5	116.00	12.68	1,470	15,000.00	19,500		0		0	20,970.30	20,970
243-6-0221.00	Cyanide-Piping
	1.ls	200.00	1.5	290.00	12.68	3,676	10,815.00	14,060		0		0	17,735.25	17,735
243-6-0222.00	CYANIDE MIX TANK AGITATOR [243-AGI-052]
	1.ea	120.00	1.5	174.00	12.68	2,205		0		0	63,000.00	63,000	65,205.45	65,205
243-6-0223.00	CYANIDE BULK BAG HANDLING SYSTEM [243-BBS-050]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	10,000.00	10,000	11,837.88	11,838
243-6-0224.00	CYANIDE VENTILATION FAN [243-FAN-059]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
243-6-0225.00	CYANIDE METERING PUMP No.1, 25 x 15 [243-PMT-071]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
243-6-0226.00	CYANIDE METERING PUMP No.2, 25 x 15 [243-PMT-072]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
243-6-0227.00	CYANIDE METERING PUMP No.3, 25 x 15 [243-PMT-073]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
243-6-0228.00	CYANIDE METERING PUMP No.4, 25 x 15 [243-PMT-074]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
243-6-0229.00	CYANIDE TRANSFER PUMP [243-PSO-076]
	1.ea	200.00	1.5	290.00	12.68	3,676	10,815.00	10,815		0	6,122.00	6,122	20,612.75	20,613

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
243-6-0230.00	CYANIDE AREA SUMP PUMP [243-PSU-099]
	1.ea	200.00	1.5	290.00	12.68	3,676	10,815.00	10,815		0	13,500.00	13,500	27,990.75	27,991
243-6-0231.00	CYANIDE AREA SAFETY SHOWER AND EYE WASH STATION [243-SSW-089]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,500.00	5,500	6,235.15	6,235
243-6-0232.00	CYANIDE MIX TANK, 2500 x 3100 [243-TNK-051]
	1.ea	100.00	1.5	145.00	12.68	1,838	12,000.00	12,000		0		0	13,837.88	13,838
243-6-0233.00	CYANIDE HOLDING TANK, 2500 x 3100 [243-TNK-060]
	1.ea	100.00	1.5	145.00	12.68	1,838	12,000.00	12,000		0		0	13,837.88	13,838
243 - Cyanide Solution System Subtotal				1,943.00		24,628		79,190		0		123,122		226,939
248 - Pre Coat System
248-6-0239.00	Pre Coat Piping
	1.ls	80.00	1.5	116.00	12.68	1,470	5,025.00	6,533		0		0	8,002.80	8,003
248-6-0240.00	PRE-COAT TANK AGITATOR Summit Valley Package, Included [248-AGI-272]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
248-6-0241.00	PRE-COAT BAG HANDLING SYSTEM Summit Valley Package, Included [248-BBS-270]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
248-6-0242.00	PRE-COAT METERING PUMP No.1 Summit Valley Package, 25 x 12, Included [248-PMT-281]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
248-6-0243.00	PRE-COAT METERING PUMP No.2 Summit Valley Package, 25 x 12, Included [248-PMT-282]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
248-6-0244.00	PRE-COAT TANK Summit Valley Package, 1000 x 1200, Included [248-TNK-271]
	1.ea		1.5	0.00	12.68	0		0		0		0	0.00	0
248 - Pre Coat System Subtotal				116.00		1,470		6,533		0		0		8,003
263 - Reagent Area Services
263-6-0248.00	Sump Pump 2
	1.ea	60.00	1.5	87.00	12.68	1,103	4,500.00	5,850		0		0	6,952.73	6,953
263-6-0249.00	Eyewash/Shower Station
	1.ea	20.00	1.5	29.00	12.68	368	2,000.00	2,600		0		0	2,967.58	2,968

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)

263 - Reagent Area Services Subtotal				116.00		1,470		8,450		0		0		9,920
264 - Gland Water Supply
264-6-0251.00	Gland Water Tank 2m x 2m
	1.ea	40.00	1.5	58.00	12.68	735	2,000.00	2,600		0		0	3,335.15	3,335
264-6-0252.00	Gland Water Pumps 38mm x 25mm Incl Motor
	2.ea	60.00	1.5	174.00	12.68	2,205	4,500.00	11,700		0		0	6,952.73	13,905
264-6-0253.00	Gland Water- Piping
	1.ls	40.00	1.5	58.00	12.68	735	2,750.00	3,575		0		0	4,310.15	4,310
264 - Gland Water Supply Subtotal				290.00		3,676		17,875		0		0		21,551
265 - Reagents and Auxiliary Services Civil and Concrete
265-6-0255.00	Reagents and Anciliaries Excavation
	375.cm	0.30	1.5	163.13	12.68	2,068		0		0		0	5.51	2,068
265-6-0256.00	Reagents and Facilities Backfill - Native
	135.cm	0.10	1.5	19.58	12.68	248		0		0		0	1.84	248
265-6-0257.00	Reagents and Facilities Backfill - Granular
	140.cm	0.10	1.5	20.30	12.68	257	5.00	910		0		0	8.34	1,167
265-6-0258.00	Reagents and Facilities Equipment Foundations
	100.cm	22.00	1.5	3,190.00	12.68	40,433	300.00	39,000		0		0	794.33	79,433
265-6-0259.00	Reagents and Facilities Slab on Grade
	50.cm	20.00	1.5	1,450.00	12.68	18,379	250.00	16,250		0		0	692.58	34,629
265-6-0260.00	SODIUM HYDROXIDE TANK AGITATOR [265-AGI-252]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	14,500.00	14,500	15,235.15	15,235
265-6-0261.00	SODIUM HYDROXIDE BAG HANDLING SYSTEM [265-BBS-250]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	10,000.00	10,000	11,837.88	11,838
265-6-0262.00	REAGENT AREA OVERHEAD CRANE, 2 T [265-CRN-199]
	1.ea	100.00	1.5	145.00	12.68	1,838		0		0	30,000.00	30,000	31,837.88	31,838
265-6-0263.00	REAGENT AREA HOIST [265-HOI-198]
	1.ea	60.00	1.5	87.00	12.68	1,103		0		0	25,000.00	25,000	26,102.73	26,103

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
265-6-0264.00	SULPHURIC ACID METERING PUMP No.1, 25 x 12 [265-PMT-161]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
265-6-0265.00	SULPHURIC ACID METERING PUMP No.2, 25 x 12 [265-PMT-162]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
265-6-0266.00	SODIUM HYDROXIDE METERING PUMP No.1, 25 x 12 [265-PMT-261]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
265-6-0267.00	SODIUM HYDROXIDE METERING PUMP No.2 [265-PMT-262]
	1.ea	40.00	1.5	58.00	12.68	735		0		0	5,000.00	5,000	5,735.15	5,735
265-6-0268.00	SODIUM HYDROXIDE TANK, 1200 x 1400 [265-TNK-251]
	1.ea	100.00	1.5	145.00	12.68	1,838	8,000.00	8,000		0		0	9,837.88	9,838
265 - Reagents and Auxiliary Services Civil and Concrete Subtotal				5,655.00		71,677		64,160		0		99,500		235,337
510 - Process Building
510-6-0270.00	Excavation for Building
	1,000.cm	0.30	1.5	435.00	12.68	5,514		0		0		0	5.51	5,514
510-6-0271.00	Backfill - Building Area Native
	700.cm	0.10	1.5	101.50	12.68	1,287		0		0		0	1.84	1,287
510-6-0272.00	Drainage allowance - Building
	1.ls	50.00	1.5	72.50	12.68	919	1,500.00	1,950		0		0	2,868.94	2,869
510-6-0273.00	Backfill - Foundations Granular
	100.cm	0.10	1.5	14.50	12.68	184	6.00	780		0		0	9.64	964
510-6-0274.00	Concrete - Building Foundations and Piers
	100.cm	22.00	1.5	3,190.00	12.68	40,433	300.00	39,000		0		0	794.33	79,433
510-6-0275.00	Concrete - Grade Beams
	100.cm	22.00	1.5	3,190.00	12.68	40,433	300.00	39,000		0		0	794.33	79,433
510-6-0276.00	Concrete - Equipment Foundations
	50.cm	22.00	1.5	1,595.00	12.68	20,217	300.00	19,500		0		0	794.33	39,717
510-6-0277.00	Concrete - Slab/Aprons
	244.cm	20.00	1.5	7,076.00	12.68	89,688	250.00	79,300		0		0	692.57	168,988

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
510-6-0278.00	Misc. Concrete Sumps / Curbs / Pads
	30.cm	24.00	1.5	1,044.00	12.68	13,233	325.00	12,675		0		0	863.59	25,908
510-6-0279.00	Building Shell including columns, beams, purlins, girts, roofing siding and mandoors
	781.sm	0.40	1.5	452.98	12.68	5,742	48.00	48,734		0		0	69.75	54,476
510-6-0280.00	Building O/H Doors
	4.ea	40.00	1.5	232.00	12.68	2,941	8,000.00	41,600		0		0	11,135.15	44,541
510-6-0281.00	Additional Internal Support Steel
	10.ton	20.00	1.5	290.00	12.68	3,676	3,000.00	39,000		0		0	4,267.58	42,676
510-6-0282.00	Additional Platforms
	37.sm	1.60	1.5	85.84	12.68	1,088	152.00	7,311		0		0	227.01	8,399
510-6-0283.00	Stairs c/w HR & KP
	12.m	14.00	1.5	243.60	12.68	3,088	656.00	10,234		0		0	1,110.10	13,321
510-6-0284.00	Building - HVAC/Fume Control
	390.sm	0.40	1.5	226.20	12.68	2,867	54.00	27,378		0		0	77.55	30,245
510-6-0285.00	Building - Fire Protection
	1.ls	200.00	1.5	290.00	12.68	3,676	20,000.00	26,000		0		0	29,675.75	29,676
510-6-0286.00	Building - Cyanide Detection
	1.ls	200.00	1.5	290.00	12.68	3,676	20,000.00	26,000		0		0	29,675.75	29,676
510-6-0287.00	Building - Security
	1.ls	100.00	1.5	145.00	12.68	1,838	13,000.00	16,900		0		0	18,737.88	18,738
510-6-0288.00	Building - Fencing Metal Lockup Area
	37.m	4.00	1.5	214.60	12.68	2,720	60.00	2,886		0		0	151.52	5,606
510-6-0289.00	Building Architectural MCC/Control Room
	1.ls	300.00	1.5	435.00	12.68	5,514	25,000.00	32,500		0		0	38,013.63	38,014
510 - Process Building Subtotal				19,623.72		248,731		470,748		0		0		719,479
530 - Assay Laboratory
530-6-0295.00	Laboratory Equipment
	1.ls	250.00	1.5	362.50	12.68	4,595	120,000.00	156,000		0		0	160,594.69	160,595

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
530-6-0296.00	Office Furniture, Equipment & Computers
	1.Lot	40.00	1.5	58.00	12.68	735	8,000.00	10,400		0		0	11,135.15	11,135
530 - Assay Laboratory Subtotal				420.50		5,330		166,400		0		0		171,730
550 - Accommodation Complex
550-6-0303.00	Refurbish Existing Hotel and Offices
	1.ls	1,200.00	1.5	1,740.00	12.68	22,055	15,000.00	19,500		0		0	41,554.50	41,555
550 - Accommodation Complex Subtotal				1,740.00		22,055		19,500		0		0		41,555
560 - Truck Shop
560-6-0305.00	By Contractor
	1.ls		1.5	0.00	12.68	0		0		0		0	0.00	0
560 - Truck Shop Subtotal				0.00		0		0		0		0		0
120 - Mobile Equipment
###-##-####.00	966 FEL - Tailings Loadout
	1.ea	30.00	1.5	43.50	12.68	551	275,000.00	357,500	0.00	0		0	358,051.36	358,051
###-##-####.00	D6 Dozer Leach Pad
	1.ea	30.00	1.5	43.50	12.68	551	250,000.00	325,000	0.00	0		0	325,551.36	325,551
###-##-####.00	D6 Dozer Tailings Hopper
	1.ea	30.00	1.5	43.50	12.68	551	250,000.00	325,000	0.00	0		0	325,551.36	325,551
###-##-####.00	5 Tonne Hiab
	1.ea	20.00	1.5	29.00	12.68	368	50,000.00	65,000	0.00	0		0	65,367.58	65,368
###-##-####.00	Skid Steer
	1.ea	20.00	1.5	29.00	12.68	368	15,000.00	19,500	0.00	0		0	19,867.58	19,868
###-##-####.00	3/4 Tonne Pick-up New
	1.ea	20.00	1.5	29.00	12.68	368	32,000.00	41,600	0.00	0		0	41,967.58	41,968
###-##-####.00	5 Tonne Forklift
	1.ea	20.00	1.5	29.00	12.68	368	20,000.00	26,000	0.00	0		0	26,367.58	26,368
###-##-####.00	Pick-up Trucks New
	2.ea	20.00	1.5	58.00	12.68	735	30,000.00	78,000	0.00	0		0	39,367.58	78,735

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
###-##-####.00	20 Tonne Dump Truck
	3.ea	20.00	1.5	87.00	12.68	1,103	85,000.00	331,500	0.00	0		0	110,867.58	332,603
120 - Mobile Equipment Subtotal				391.50		4,962		1,569,100		0		0		1,574,062
610 - Site Work
610-9-0312.00	Site Road Upgrades 2.5 km Subcontract
	1.ls	0.00	1.5	0.00	12.68	0	62,500.00	81,250	0.00	0		0	81,250.00	81,250
610-9-0313.00	Water Runoff Diversion Ditches Subcontract
	1.ls	0.00	1.5	0.00	12.68	0	100,000.00	130,000	0.00	0		0	130,000.00	130,000
610-9-0314.00	Site Clearing and Grubbing - Pad, Ponds and Plant
	20.ha	32.00	1.5	928.00	12.68	11,762		0	0.00	0		0	588.12	11,762
610-9-0315.00	Site Stripping
	30,000.cm	0.15	1.5	6,525.00	12.68	82,704		0	0.00	0		0	2.76	82,704
610-9-0316.00	Site Rough Grading - Cut to Fill
	400,000.cm	0.06	1.5	34,800.00	12.68	441,090		0	0.00	0		0	1.10	441,090
610-9-0317.00	Site Fill
	100,000.cm	0.10	1.5	14,500.00	12.68	183,788	2.00	260,000	0.00	0		0	4.44	443,788
610-9-0318.00	Surfacing Plant Areas
	2,500.cm	0.20	1.5	725.00	12.68	9,189	4.00	13,000	0.00	0		0	8.88	22,189
610 - Site Work Subtotal				57,478.00		728,534		484,250		0		0		1,212,784
620 - Leach Pad
620-9-0320.00	Leach Pad Foundation Drain
	300.cm	1.00	1.5	435.00	12.68	5,514	6.00	2,340	0.00	0		0	26.18	7,854
620-9-0321.00	Leach Pad Drain Rock
	200.cm	0.30	1.5	87.00	12.68	1,103	8.00	2,080	0.00	0		0	15.91	3,183
620-9-0322.00	Leach Pad Soil Liner
	62,500.cm	0.30	1.5	27,187.50	12.68	344,602	3.00	243,750	0.00	0		0	9.41	588,352
620-9-0323.00	Leach Pad Geomembrane
	125,000.sm	0.25	1.5	45,312.50	12.68	574,336	5.00	812,500	0.00	0		0	11.09	1,386,836

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour Unit Mhr	Producitivity Factor	Total Labour Manhour	Labour Rate	Labour Cost	Material Unit Cost	Material Cost	Const Eqt Unit Cost	Const Eqt Cost	Process Eqpt Unit Cost	Process Eqpt Cost	Total Unit Cost	Total Cost (USD)
620-9-0324.00	Solution Collection Piping
	43,200.m	0.20	1.5	12,528.00	12.68	158,792	5.00	280,800	0.00	0		0	10.18	439,592
620-9-0325.00	Overliner
	62,500.m	0.30	1.5	27,187.50	12.68	344,602	8.00	650,000	0.00	0		0	15.91	994,602
620-9-0326.00	Leak Detection Pumps
	1.ea	80.00	1.5	116.00	12.68	1,470	4,500.00	5,850	0.00	0		0	7,320.30	7,320
	620 - Leach Pad Subtotal			112,853.50		1,430,418		1,997,320		0		0		3,427,738
631 - Pregnant and Barren Solution Ponds
631-9-0328.00	Pregnant and Barren Solution Pond Cut to Fill
	5,000.cm	0.30	1.5	2,175.00	12.68	27,568		0	0.00	0		0	5.51	27,568
631-9-0329.00	Pregnant and Barren Solution Pond Soil Liner
	625.cm	0.30	1.5	271.88	12.68	3,446	2.00	1,625	0.00	0		0	8.11	5,071
631-9-0330.00	Pregnant and Barren Solution Pond Geomembrane
	2,750.sm	0.25	1.5	996.88	12.68	12,635	5.00	17,875	0.00	0		0	11.09	30,510
631-9-0331.00	Pregnant and Barren Solution Pond Geotextile
	1,375.sm	0.25	1.5	498.44	12.68	6,318	5.00	8,938	0.00	0		0	11.09	15,255
631-9-0333.00	Leak Detection Pumps
	1.ea	80.00	1.5	116.00	12.68	1,470	4,500.00	5,850	0.00	0		0	7,320.30	7,320
631-9-0334.00	PREGNANT SOLUTION POND PUMP No.1 [631-PSO-052]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	36,654.00	36,654	40,329.75	40,330
631-9-0335.00	PREGNANT SOLUTION POND PUMP [631-PSO-053]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	36,654.00	36,654	40,329.75	40,330
631-9-0336.00	BARREN SOLUTION POND PUMP No.1 [631-PSO-054]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	45,648.00	45,648	49,323.75	49,324
631-9-0337.00	BARREN SOLUTION POND PUMP [631-PSO-055]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	45,648.00	45,648	49,323.75	49,324
631 - Pregnant and Barren Solution Ponds Subtotal				5,218.19		66,141		34,288		0		164,604		265,032
632 - Overflow/Stormwater Solution Pond

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
632-9-0339.00	Stormwater Pond Cut and Fill
	2,500.cm	0.30	1.5	1,087.50	12.68	13,784		0	0.00	0		0	5.51	13,784
632-9-0340.00	Stormwater Pond Soil Liner
	613.cm	0.30	1.5	266.66	12.68	3,380	2.00	1,594	0.00	0		0	8.11	4,974
632-9-0341.00	Stormwater Pond Geomembrane
	1,348.sm	0.25	1.5	488.65	12.68	6,194	5.00	8,762	0.00	0		0	11.09	14,956
632-9-0343.00	Leak Detection Pumps
	1.ls	80.00	1.5	116.00	12.68	1,470	4,500.00	5,850	0.00	0		0	7,320.30	7,320
632-9-0344.00	EVENT POND PUMP [632-PSO-056]
	1.ea	200.00	1.5	290.00	12.68	3,676		0		0	34,208.00	34,208	37,883.75	37,884
632 - Overflow/Stormwater Solution Pond Subtotal				2,248.81		28,504		16,206		0		34,208		78,917
640 - Fencing
640-9-0346.00	Perimeter Fencing - 2m high
	2,500.m	1.25	1.5	4,531.25	12.68	57,434	10.00	32,500	0.00	0		0	35.97	89,934
640-9-0347.00	Security Fencing
	500.m	4.00	1.5	2,900.00	12.68	36,758	50.00	32,500	0.00	0		0	138.51	69,258
640-9-0348.00	Gates and Cattle Crossings
	2.ea	200.00	1.5	580.00	12.68	7,352	2,000.00	5,200	0.00	0		0	6,275.75	12,552
640 - Fencing Subtotal				8,011.25		101,543		70,200		0		0		171,743
650 - Site Telephone System
650-9-0350.00	Communication Allowance
	1.ls	200.00	1.5	290.00	12.68	3,676	20,000.00	26,000	0.00	0		0	29,675.75	29,676
650-9-0351.00	Extensions to Lab and Process Plant
	1.ls	50.00	1.5	72.50	12.68	919	4,000.00	5,200	0.00	0		0	6,118.94	6,119

650 - Site Telephone System Subtotal				362.50		4,595		31,200		0		0		35,795
660 - Sewage Disposal
660-9-0353.00	Tile Field Subcontract
	1.ls		1.5	0.00	12.68	0	15,000.00	19,500	0.00	0		0	19,500.00	19,500

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
660-9-0354.00	Holding Tank
	1.ls	200.00	1.5	290.00	12.68	3,676	5,000.00	6,500	0.00	0		0	10,175.75	10,176
	660 - Sewage Disposal Subtotal			290.00		3,676		26,000		0		0		29,676
661 - Upgrade Existing Fresh Water Supply
661-9-0356.00	Install Existing Pumps
	2.ea	200.00	1.5	580.00	12.68	7,352	2,500.00	6,500	0.00	0		0	6,925.75	13,852
661-9-0357.00	Reconnect Piping and Electrical
	1.ls	200.00	1.5	290.00	12.68	3,676	2,500.00	3,250	0.00	0		0	6,925.75	6,926
661-9-0358.00	Reinstall Transformer and Tie in Electrical
	1.ls	300.00	1.5	435.00	12.68	5,514	3,000.00	3,900	0.00	0		0	9,413.63	9,414
661-9-0359.00	Misc Pipeline and Pump Station Repairs
	1.ls	250.00	1.5	362.50	12.68	4,595	5,000.00	6,500	0.00	0		0	11,094.69	11,095
661-9-0360.00	4" Dia. CS Pipeline extension to Plant Reservoir
	1,500.m	0.80	1.5	1,740.00	12.68	22,055	30.00	58,500	0.00	0		0	53.70	80,555
661-9-0361.00	Fresh Water Pond to Barren Pond
	350.m	0.80	1.5	406.00	12.68	5,146	30.00	13,650	0.00	0		0	53.70	18,796
661-9-0362.00	Reservoir Pump
	1.ea	60.00	1.5	87.00	12.68	1,103	6,000.00	7,800	0.00	0		0	8,902.73	8,903
661-9-0364.00	Fire Water Pump House Incl Jockey Pump Fire Pump and Diesel Standby
	1.ea	1,600.00	1.5	2,320.00	12.68	29,406	180,000.00	234,000	0.00	0		0	263,406.00	263,406
661 - Upgrade Existing Fresh Water Supply Subtotal				6,220.50		78,845		334,100		0		0		412,945
662 - Firewater Site Distribution
662-9-0366.00	Pipeline Excavation, Bedding and Backfill
	400.cm	0.30	1.5	174.00	12.68	2,205	15.00	7,800	0.00	0		0	25.01	10,005
662-9-0367.00	Pipeline c/w Fittings
	200.m	4.00	1.5	1,160.00	12.68	14,703	36.00	9,360	0.00	0		0	120.32	24,063
662-9-0368.00	Facilities Hydrants & Hose Reels etc
	1.ls	500.00	1.5	725.00	12.68	9,189	7,500.00	9,750	0.00	0		0	18,939.38	18,939

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
662-9-0369.00	Plant - Fire System
	1.ls	200.00	1.5	290.00	12.68	3,676	3,500.00	4,550	0.00	0		0	8,225.75	8,226
662 - Firewater Site Distribution Subtotal				2,349.00		29,774		31,460		0		0		61,234
663 - Fresh Water Site Distribution
663-9-0371.00	Pipeline Excavation Backfill and Bedding
	100.cm	0.30	1.5	43.50	12.68	551	15.00	1,950	0.00	0		0	25.01	2,501
663-9-0372.00	Pipeline c/w Fittings 100mm HDPE
	100.m	3.00	1.5	435.00	12.68	5,514	40.00	5,200	0.00	0		0	107.14	10,714
663-9-0373.00	Fresh Water Plant Distribution Piping
	1.ls	500.00	1.5	725.00	12.68	9,189	5,000.00	6,500	0.00	0		0	15,689.38	15,689
663 - Fresh Water Site Distribution Subtotal				1,203.50		15,254		13,650		0		0		28,904
664 - Water Treatment System
664-9-0375.00	Chlorination System
	1.ls	250.00	1.5	362.50	12.68	4,595	12,500.00	16,250	0.00	0		0	20,844.69	20,845
664-9-0376.00	Distribution Piping
	1.ls	250.00	1.5	362.50	12.68	4,595	3,000.00	3,900	0.00	0		0	8,494.69	8,495
664 - Water Treatment System Subtotal				725.00		9,189		20,150		0		0		29,339
680 - Fuel Storage Area - Assume Use Existing
680-9-0382.00	Fuel System Testing
	1.ls	60.00	1.5	87.00	12.68	1,103	600.00	780	0.00	0		0	1,882.73	1,883
680-9-0383.00	Misc Improvements and Repairs
	1.ls	1,000.00	1.5	1,450.00	12.68	18,379	10,000.00	13,000	0.00	0		0	31,378.75	31,379
680 - Fuel Storage Area - Assume Use Existing Subtotal				1,537.00		19,481		13,780		0		0		33,261
690 - Equipment - Assume Refurbished at 112 Price UNO
###-##-####.00	Light Plants
	2.ea	20.00	1.5	58.00	12.68	735	10,000.00	26,000	0.00	0		0	13,367.58	26,735
###-##-####.00	Portable Air Compressor
	2.ea	22.00	1.5	63.80	12.68	809	10,000.00	26,000	0.00	0		0	13,404.33	26,809

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
690 - Equipment - Assume Refurbished at 112 Price UNO Subtotal				121.80		1,544		52,000		0		0		53,544
710 - Site Power Distribution
###-##-####.00	Removal and Demolition of Existing Site Power Lines
	1,000.m	1.50	1.5	2,175.00	12.68	27,568		0	0.00	0		0	27.57	27,568
###-##-####.00	Emergency Power Supply Diesel Genset
	1.ea	500.00	1.5	725.00	12.68	9,189	150,000.00	195,000	0.00	0		0	204,189.38	204,189
710 - Site Power Distribution Subtotal				2,900.00		36,758		195,000		0		0		231,758
720 - Tailings Area
###-##-####.00	Utility Switch / Fusible
	1.ls	20.00	1.5	29.00	12.68	368	5,000.00	6,500	0.00	0		0	6,867.58	6,868
###-##-####.00	500kVA 34.5kV to 460V Transformer
	1.ea	30.00	1.5	43.50	12.68	551	20,000.00	26,000	0.00	0		0	26,551.36	26,551
###-##-####.00	Pad For Transformer
	1.ls	10.00	1.5	14.50	12.68	184	500.00	650	0.00	0		0	833.79	834
###-##-####.00	Grounding for Transformer
	1.ls	10.00	1.5	14.50	12.68	184	500.00	650	0.00	0		0	833.79	834
###-##-####.00	800A Secondary Cables
	1.ls	20.00	1.5	29.00	12.68	368	500.00	650	0.00	0		0	1,017.58	1,018
###-##-####.00	Tailings Area MCC 800A Incl.
	1.ea	1.00	1.5	1.45	12.68	18		0	0.00	0		0	18.38	18
###-##-####.00	- 30A 3P Breakers
	2.ea	1.00	1.5	2.90	12.68	37		0	0.00	0		0	18.38	37
###-##-####.00	- Size 5 Starters
	4.ea	4.00	1.5	23.20	12.68	294		0	0.00	0		0	73.52	294
###-##-####.00	- Nema 3 Enclosures
	1.ea		1.5	0.00	12.68	0	5,000.00	6,500	0.00	0		0	6,500.00	6,500
###-##-####.00	460V lighting transformer and Panel
	1.ls	30.00	1.5	43.50	12.68	551	2,000.00	2,600	0.00	0		0	3,151.36	3,151

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	120/208V transformer and Panel
	1.ls	30.00	1.5	43.50	12.68	551	1,500.00	1,950	0.00	0		0	2,501.36	2,501
###-##-####.00	100HP Slushers - Connect (120 FLA)
	3.ea	2.00	1.5	8.70	12.68	110	50.00	195	0.00	0		0	101.76	305
###-##-####.00	Control Start/Stop Stations
	4.ea	2.00	1.5	11.60	12.68	147	150.00	780	0.00	0		0	231.76	927
###-##-####.00	Control Wiring for 4 stations to MCC 4c#10
	1,000.m	0.07	1.5	101.50	12.68	1,287	7.00	9,100	0.00	0		0	10.39	10,387
###-##-####.00	Trenching for above
	1.ls	80.00	1.5	116.00	12.68	1,470	5,000.00	6,500	0.00	0		0	7,970.30	7,970
###-##-####.00	Trailing Cables 3c 2/0 (200m Receptacles to each Slusher)
	600.m	0.07	1.5	60.90	12.68	772	42.64	33,259	0.00	0		0	56.72	34,031
###-##-####.00	Trailing Cables Control (200m to each slusher)
	600.m	0.03	1.5	26.10	12.68	331	6.56	5,117	0.00	0		0	9.08	5,448
###-##-####.00	Instrumentation allowance
	1.ls	50.00	1.5	72.50	12.68	919	2,500.00	3,250	0.00	0		0	4,168.94	4,169
###-##-####.00	Lighting allowance
	1.ls	150.00	1.5	217.50	12.68	2,757	7,500.00	9,750	0.00	0		0	12,506.81	12,507
720 - Tailings Area Subtotal				859.85		10,899		113,451		0		0		124,350
730 - Agglomeration and Pad Loading
###-##-####.00	Utility Switch/Fusible
	1.ls	20.00	1.5	29.00	12.68	368	5,000.00	6,500	0.00	0		0	6,867.58	6,868
###-##-####.00	1500KVA 34.5kV to 460 volt transformer pad mount
	1.ea	30.00	1.5	43.50	12.68	551	40,000.00	52,000	0.00	0		0	52,551.36	52,551
###-##-####.00	Pad for above item
	1.ls	10.00	1.5	14.50	12.68	184	500.00	650	0.00	0		0	833.79	834
###-##-####.00	Grounding for above
	1.ls	10.00	1.5	14.50	12.68	184	500.00	650	0.00	0		0	833.79	834

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	2000A Secondary Cables
	1.ls	20.00	1.5	29.00	12.68	368	5,000.00	6,500	0.00	0		0	6,867.58	6,868
###-##-####.00	Agglomeration Area MCC 2500 A c/w
	1.ea	80.00	1.5	116.00	12.68	1,470	65,000.00	84,500	0.00	0		0	85,970.30	85,970
###-##-####.00	- 30A 3P Breakers
	4.ea	1.00	1.5	5.80	12.68	74		0	0.00	0		0	18.38	74
###-##-####.00	-100A 3P Breakers
	2.ea	1.00	1.5	2.90	12.68	37		0	0.00	0		0	18.38	37
###-##-####.00	- Size 1 Starter
	1.ea	1.00	1.5	1.45	12.68	18		0	0.00	0		0	18.38	18
###-##-####.00	- Size 2 Starter
	2.ea	1.50	1.5	4.35	12.68	55		0	0.00	0		0	27.57	55
###-##-####.00	- Size 3 Starter
	19.ea	2.00	1.5	55.10	12.68	698		0	0.00	0		0	36.76	698
###-##-####.00	- Size 4 Starter
	3.ea	3.00	1.5	13.05	12.68	165		0	0.00	0		0	55.14	165
###-##-####.00	- Size 5 Starter
	1.ea	4.00	1.5	5.80	12.68	74		0	0.00	0		0	73.52	74
###-##-####.00	- Allow for Nema 3
	1.ea		1.5	0.00	12.68	0	5,000.00	6,500	0.00	0		0	6,500.00	6,500
###-##-####.00	460 volt lighting transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	2,000.00	2,600	0.00	0		0	3,151.36	3,151
###-##-####.00	120/208 volt transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	1,500.00	1,950	0.00	0		0	2,501.36	2,501
###-##-####.00	Tailings Transfer Conveyor
	1.ea	2.00	1.5	2.90	12.68	37	200.00	260	0.00	0		0	296.76	297
###-##-####.00	Misc Control Devices on conveyor (Details TBD)
	1.ls	20.00	1.5	29.00	12.68	368	1,500.00	1,950	0.00	0		0	2,317.58	2,318

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Control Station
	1.ea	2.00	1.5	2.90	12.68	37	200.00	260	0.00	0		0	296.76	297
###-##-####.00	Power Cable allowance (3c#1) Standardize
	50.m	0.52	1.5	37.70	12.68	478	25.00	1,625	0.00	0		0	42.06	2,103
###-##-####.00	Control Cable allowance
	150.m	0.07	1.5	15.23	12.68	193	7.00	1,365	0.00	0		0	10.39	1,558
###-##-####.00	Agglomerator Feed Conveyor
	1.ea	2.00	1.5	2.90	12.68	37	200.00	260	0.00	0		0	296.76	297
###-##-####.00	Misc Control Devices on conveyor (Details TBD)
	1.ls	20.00	1.5	29.00	12.68	368	1,500.00	1,950	0.00	0		0	2,317.58	2,318
###-##-####.00	Control Station
	1.ea	2.00	1.5	2.90	12.68	37	200.00	260	0.00	0		0	296.76	297
###-##-####.00	Power Cable allowance (3c#1) Standardize
	50.m	0.52	1.5	37.70	12.68	478	25.00	1,625	0.00	0		0	42.06	2,103
###-##-####.00	Control Cable allowance
	150.m	0.07	1.5	15.23	12.68	193	7.00	1,365	0.00	0		0	10.39	1,558
###-##-####.00	Cement Blower at Silo 100HP
	1.ea	2.00	1.5	2.90	12.68	37	50.00	65	0.00	0		0	101.76	102
###-##-####.00	Cement Screw Feeder
	1.ea	2.00	1.5	2.90	12.68	37	25.00	33	0.00	0		0	69.26	69
###-##-####.00	Misc Valves/Vibrator
	2.ea	2.00	1.5	5.80	12.68	74	25.00	65	0.00	0		0	69.26	139
###-##-####.00	Control Stations
	4.ea	2.00	1.5	11.60	12.68	147	200.00	1,040	0.00	0		0	296.76	1,187
###-##-####.00	Power Cable allowance (2/0)
	50.m	0.30	1.5	21.75	12.68	276	49.00	3,185	0.00	0		0	69.21	3,461
###-##-####.00	Power Cable allowance (#8)
	50.m	0.26	1.5	18.85	12.68	239	10.00	650	0.00	0		0	17.78	889

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Control Cable allowance (4 equipment)
	150.m	0.07	1.5	15.23	12.68	193	7.00	1,365	0.00	0		0	10.39	1,558
###-##-####.00	Lime Blower
	1.ea	2.00	1.5	2.90	12.68	37	50.00	65	0.00	0		0	101.76	102
###-##-####.00	Lime Silo Screw Feeder
	1.ea	1.00	1.5	1.45	12.68	18	25.00	33	0.00	0		0	50.88	51
###-##-####.00	Misc Valves/Vibrator
	2.ea	2.00	1.5	5.80	12.68	74	25.00	65	0.00	0		0	69.26	139
###-##-####.00	Control Stations
	4.ea	2.00	1.5	11.60	12.68	147	200.00	1,040	0.00	0		0	296.76	1,187
###-##-####.00	Power Cable allowance (2/0)
	50.m	0.30	1.5	21.75	12.68	276	49.00	3,185	0.00	0		0	69.21	3,461
###-##-####.00	Power Cable allowance (#10)
	50.m	0.26	1.5	18.85	12.68	239	10.00	650	0.00	0		0	17.78	889
###-##-####.00	Control Cable allowance (4 equipment)
	150.m	0.07	1.5	15.23	12.68	193	7.00	1,365	0.00	0		0	10.39	1,558
###-##-####.00	Cyanide Blower
	1.ea	2.00	1.5	2.90	12.68	37	50.00	65	0.00	0		0	101.76	102
###-##-####.00	Cyanide Vibrator/Valves/Feeder
	1.ea	1.00	1.5	1.45	12.68	18	25.00	33	0.00	0		0	50.88	51
###-##-####.00	Misc Valves/Vibrator
	2.ea	2.00	1.5	5.80	12.68	74	25.00	65	0.00	0		0	69.26	139
###-##-####.00	Control Stations
	4.ea	2.00	1.5	11.60	12.68	147	200.00	1,040	0.00	0		0	296.76	1,187
###-##-####.00	Power Cable allowance (6)
	50.m	0.30	1.5	21.75	12.68	276	49.00	3,185	0.00	0		0	69.21	3,461
###-##-####.00	Power Cable allowance (#10)
	50.m	0.26	1.5	18.85	12.68	239	10.00	650	0.00	0		0	17.78	889

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Control Cable allowance (4 equipment)
	150.m	0.07	1.5	15.23	12.68	193	7.00	1,365	0.00	0		0	10.39	1,558
###-##-####.00	Cable Tray Allowance to silos
	1.ls	40.00	1.5	58.00	12.68	735	5,000.00	6,500	0.00	0		0	7,235.15	7,235
###-##-####.00	Agglomerator
	1.ea	4.00	1.5	5.80	12.68	74	200.00	260	0.00	0		0	333.52	334
###-##-####.00	Misc Controls on machine
	1.ls	8.00	1.5	11.60	12.68	147	100.00	130	0.00	0		0	277.03	277
###-##-####.00	Control Station
	4.ea	2.00	1.5	11.60	12.68	147	200.00	1,040	0.00	0		0	296.76	1,187
###-##-####.00	Power Cable allowance (250MCM)
	25.m	0.30	1.5	10.88	12.68	138	49.00	1,593	0.00	0		0	69.21	1,730
###-##-####.00	Control Cable allowance
	100.m	0.07	1.5	10.15	12.68	129	7.00	910	0.00	0		0	10.39	1,039
###-##-####.00	Agglomerator Discharge Conveyor
	1.ea	2.00	1.5	2.90	12.68	37	200.00	260	0.00	0		0	296.76	297
###-##-####.00	Misc Control Devices on conveyor (Details TBD)
	1.ls	20.00	1.5	29.00	12.68	368	1,500.00	1,950	0.00	0		0	2,317.58	2,318
###-##-####.00	Control Station
	1.ea	2.00	1.5	2.90	12.68	37	200.00	260	0.00	0		0	296.76	297
###-##-####.00	Power Cable allowance (3c#1) Standardize
	50.m	0.52	1.5	37.70	12.68	478	25.00	1,625	0.00	0		0	42.06	2,103
###-##-####.00	Control Cable allowance
	150.m	0.07	1.5	15.23	12.68	193	7.00	1,365	0.00	0		0	10.39	1,558
###-##-####.00	Ore Portable Conveyors 15 @ 37 kW
	15.ea	2.00	1.5	43.50	12.68	551	200.00	3,900	0.00	0		0	296.76	4,451
###-##-####.00	Misc Control Devices on conveyor (Details TBD)
	15.ls	20.00	1.5	435.00	12.68	5,514	1,500.00	29,250	0.00	0		0	2,317.58	34,764

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Control Station
	15.ea	2.00	1.5	43.50	12.68	551	200.00	3,900	0.00	0		0	296.76	4,451
###-##-####.00	Power Cable allowance (3c#1) Standardize
	1,000.m	0.52	1.5	754.00	12.68	9,557	25.00	32,500	0.00	0		0	42.06	42,057
###-##-####.00	Control Cable allowance
	1,000.m	0.07	1.5	101.50	12.68	1,287	7.00	9,100	0.00	0		0	10.39	10,387
###-##-####.00	460 volt lighting transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	2,000.00	2,600	0.00	0		0	3,151.36	3,151
###-##-####.00	120/208 volt transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	1,500.00	1,950	0.00	0		0	2,501.36	2,501
###-##-####.00	I/O Remote Drop
	1.ea	100.00	1.5	145.00	12.68	1,838	15,000.00	19,500	0.00	0		0	21,337.88	21,338
###-##-####.00	Instrumentation
	1.ls	160.00	1.5	232.00	12.68	2,941	10,000.00	13,000	0.00	0		0	15,940.60	15,941
###-##-####.00	Lighting
	1.ls	500.00	1.5	725.00	12.68	9,189	25,000.00	32,500	0.00	0		0	41,689.38	41,689
###-##-####.00	Cable Tray
	1.ls	400.00	1.5	580.00	12.68	7,352	25,000.00	32,500	0.00	0		0	39,851.50	39,852
###-##-####.00	Grounding
	1.ls	100.00	1.5	145.00	12.68	1,838	10,000.00	13,000	0.00	0		0	14,837.88	14,838
730 - Agglomeration and Pad Loading Subtotal				4,318.83		54,741		401,570		0		0		456,311
740 - Plantsite
###-##-####.00	Utility Switch/Fusible
	1.ls	20.00	1.5	29.00	12.68	368	5,000.00	6,500	0.00	0		0	6,867.58	6,868
###-##-####.00	1500KVA 34.5kV to 460 volt transformer pad mount
	1.ea	30.00	1.5	43.50	12.68	551	40,000.00	52,000	0.00	0		0	52,551.36	52,551
###-##-####.00	Pad for above item
	1.ls	10.00	1.5	14.50	12.68	184	500.00	650	0.00	0		0	833.79	834

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Grounding for above
	1.ls	10.00	1.5	14.50	12.68	184	500.00	650	0.00	0		0	833.79	834
###-##-####.00	2000A Secondary Cables
	1.ls	20.00	1.5	29.00	12.68	368	5,000.00	6,500	0.00	0		0	6,867.58	6,868
740 - Plantsite Subtotal				130.50		1,654		66,300		0		0		67,954
750 - Leaching
###-##-####.00	Leaching Area MCC 800 A c/w
	1.ea	80.00	1.5	116.00	12.68	1,470	30,000.00	39,000	0.00	0		0	40,470.30	40,470
###-##-####.00	- 30A 3P Breakers
	4.ea	1.00	1.5	5.80	12.68	74		0	0.00	0		0	18.38	74
###-##-####.00	- 100A 3P Breakers
	2.ea	1.00	1.5	2.90	12.68	37		0	0.00	0		0	18.38	37
###-##-####.00	- Size 4 Starter
	6.ea	3.00	1.5	26.10	12.68	331		0	0.00	0		0	55.14	331
###-##-####.00	Pregnant Solution Pump (submersible)
	1.ea	3.00	1.5	4.35	12.68	55	300.00	390	0.00	0		0	445.14	445
###-##-####.00	Pregnant Solution Pump (submersible) Stby
	1.ea	3.00	1.5	4.35	12.68	55	300.00	390	0.00	0		0	445.14	445
###-##-####.00	Barren Solution Pump
	1.ea	3.00	1.5	4.35	12.68	55	300.00	390	0.00	0		0	445.14	445
###-##-####.00	Barren Solution Pump(standby)
	1.ea	3.00	1.5	4.35	12.68	55	300.00	390	0.00	0		0	445.14	445
###-##-####.00	Overflow/Storm Water Pond Pump (submersible)
	1.ea	3.00	1.5	4.35	12.68	55	300.00	390	0.00	0		0	445.14	445
###-##-####.00	Leak Detection Pump (submersible)
	1.ea	3.00	1.5	4.35	12.68	55	300.00	390	0.00	0		0	445.14	445
###-##-####.00	Control Stations for above pumps
	6.ea	3.00	1.5	26.10	12.68	331	150.00	1,170	0.00	0		0	250.14	1,501

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Power Cable allowance (3c#2/0) Standardize( 500ft each)
	3,000.m	0.30	1.5	1,305.00	12.68	16,541	15.00	58,500	0.00	0		0	25.01	75,041
###-##-####.00	Control Cable allowance
	3,000.m	0.07	1.5	304.50	12.68	3,860	7.00	27,300	0.00	0		0	10.39	31,160
###-##-####.00	460 volt lighting transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	2,000.00	2,600	0.00	0		0	3,151.36	3,151
###-##-####.00	120/208 volt transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	1,500.00	1,950	0.00	0		0	2,501.36	2,501
###-##-####.00	440V Welding Outlet
	1.ea	2.00	1.5	2.90	12.68	37	300.00	390	0.00	0		0	426.76	427
###-##-####.00	I/O Remote Drop
	1.ea	100.00	1.5	145.00	12.68	1,838	15,000.00	19,500	0.00	0		0	21,337.88	21,338
###-##-####.00	Building Lighting
	1.ls	100.00	1.5	145.00	12.68	1,838	10,000.00	13,000	0.00	0		0	14,837.88	14,838
###-##-####.00	Cable Tray
	1.ls	200.00	1.5	290.00	12.68	3,676	10,000.00	13,000	0.00	0		0	16,675.75	16,676
###-##-####.00	Fire Alarm
	1.ls	100.00	1.5	145.00	12.68	1,838	5,000.00	6,500	0.00	0		0	8,337.88	8,338
###-##-####.00	Grounding
	1.ls	30.00	1.5	43.50	12.68	551	1,000.00	1,300	0.00	0		0	1,851.36	1,851
750 - Leaching Subtotal				2,670.90		33,854		186,550		0		0		220,404
760 - Process
###-##-####.00	Process Area MCC 2500 A c/w
	1.ea	80.00	1.5	116.00	12.68	1,470	45,000.00	58,500	0.00	0		0	59,970.30	59,970
###-##-####.00	- Allowance for Merrill Crowe Modules
	1.ea	1.00	1.5	1.45	12.68	18		0	0.00	0		0	18.38	18
###-##-####.00	-100A 3P Breakers
	2.ea	1.00	1.5	2.90	12.68	37		0	0.00	0		0	18.38	37

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	460 volt lighting transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	2,000.00	2,600	0.00	0		0	3,151.36	3,151
###-##-####.00	120/208 volt transformer and panel
	1.ls	30.00	1.5	43.50	12.68	551	1,500.00	1,950	0.00	0		0	2,501.36	2,501
###-##-####.00	Merrill Crowe Modules
	1.ls	1,000.00	1.5	1,450.00	12.68	18,379	20,000.00	26,000	0.00	0		0	44,378.75	44,379
###-##-####.00	Feeder to Process MCC
	1.ls	200.00	1.5	290.00	12.68	3,676	7,500.00	9,750	0.00	0		0	13,425.75	13,426
###-##-####.00	Process Plant Lighting
	1.ls	200.00	1.5	290.00	12.68	3,676	10,000.00	13,000	0.00	0		0	16,675.75	16,676
###-##-####.00	480V Welding Outlet
	3.ea	2.00	1.5	8.70	12.68	110	300.00	1,170	0.00	0		0	426.76	1,280
###-##-####.00	I/O PLC Panel
	1.ea	200.00	1.5	290.00	12.68	3,676	40,000.00	52,000	0.00	0		0	55,675.75	55,676
###-##-####.00	Operator Controls
	1.ea	100.00	1.5	145.00	12.68	1,838	40,000.00	52,000	0.00	0		0	53,837.88	53,838
###-##-####.00	Control Stations and J.boxes
	1.ls	200.00	1.5	290.00	12.68	3,676	3,000.00	3,900	0.00	0		0	7,575.75	7,576
###-##-####.00	Instrumentation
	1.ls	300.00	1.5	435.00	12.68	5,514	20,000.00	26,000	0.00	0		0	31,513.63	31,514
###-##-####.00	Power and Control Cables and Connections
	1.ls	500.00	1.5	725.00	12.68	9,189	20,000.00	26,000	0.00	0		0	35,189.38	35,189
###-##-####.00	Cable Tray
	1.ls	300.00	1.5	435.00	12.68	5,514	10,000.00	13,000	0.00	0		0	18,513.63	18,514
###-##-####.00	Fire Alarm
	1.ls	100.00	1.5	145.00	12.68	1,838	5,000.00	6,500	0.00	0		0	8,337.88	8,338
###-##-####.00	Grounding
	1.ls	100.00	1.5	145.00	12.68	1,838	2,000.00	2,600	0.00	0		0	4,437.88	4,438

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
760 - Process Subtotal				4,856.05		61,550		294,970		0		0		356,520
910 - Engineering and Procurement
###-##-####.00	Engineering - Infrastructure 6% On Direct Cost
	1.lot	0.00	1.5	0.00	12.68	0	729,935.43	729,935	0.00	0	0.00	0	729,935.43	729,935
###-##-####.00	Engineering - Process Facilities 15% On Direct Cost Including Packages
	1.lot	0.00	1.5	0.00	12.68	0	661,091.73	661,092	0.00	0		0	661,091.73	661,092
###-##-####.00	Engineering - Buildings 5% On Buildings
	1.lot	0.00	1.5	0.00	12.68	0	46,638.16	46,638	0.00	0		0	46,638.16	46,638
910 - Engineering and Procurement Subtotal				0.00		0		1,437,665		0		0		1,437,665
920 - Construction Management
###-##-####.00	C. Mgmt - Infrastructure 5% On Direct Cost
	1.lot	0.00	1.5	0.00	12.68	0	608,279.53	608,280	0.00	0	0.00	0	608,279.53	608,280
###-##-####.00	C.Mgmt - Process Facilities 8% On Direct Cost
	1.lot	0.00	1.5	0.00	12.68	0	352,582.26	352,582	0.00	0	0.00	0	352,582.26	352,582
###-##-####.00	C.Mgmt - Buildings 3% On Direct Cost
	1.lot	0.00	1.5	0.00	12.68	0	27,982.90	27,983	0.00	0	0.00	0	27,982.90	27,983
920 - Construction Management Subtotal				0.00		0		988,845		0		0		988,845
930 - Site Consultants
###-##-####.00	QA/QC, Surveying, Geotechnical
	1.lot	0.00	1.5	0.00	12.68	0	100,000.00	100,000	0.00	0	0.00	0	100,000.00	100,000
###-##-####.00	Vendor Support - Equipment 3% On Process Facilities
	1.lot	0.00	1.5	0.00	12.68	0	132,218.35	132,218	0.00	0	0.00	0	132,218.35	132,218
930 - Site Consultants Subtotal				0.00		0		232,218		0		0		232,218
940 - Freight and Spares
###-##-####.00	Freight 3% On Material Cost
	1.lot		1.5	0.00	12.68	0	306,844.07	306,844	0.00	0		0	306,844.07	306,844
###-##-####.00	Spares on Capital Equipment
	1.lot		1.5	0.00	12.68	0	50,000.00	50,000	0.00	0		0	50,000.00	50,000

Avino Tailings Retreatment Scoping Study L5 Detail Estimate
Project No: 1151920100		Report Date: 17-Feb-12
Rev 1
Client: Avino Silver & Gold Mines Ltd		Sorted By Area and Sequence

SubArea-Exp-Seq	Qty	Labour	Producitivity	Total Labour	Labour	Labour	Material	Material	Const Eqt	Const Eqt	Process Eqpt	Process Eqpt	Total	Total Cost
		Unit Mhr	Factor	Manhour	Rate	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	Cost	Unit Cost	(USD)
###-##-####.00	Spares on Electrical
	1.lot		1.5	0.00	12.68	0	10,000.00	10,000	0.00	0		0	10,000.00	10,000
###-##-####.00	Spares on Conveyors
	1.lot		1.5	0.00	12.68	0	10,000.00	10,000	0.00	0		0	10,000.00	10,000
###-##-####.00	Initial Fills
	1.lot		1.5	0.00	12.68	0	20,000.00	20,000	0.00	0		0	20,000.00	20,000
940 - Freight and Spares Subtotal				0.00		0		396,844		0		0		396,844
950 - Construction Indirects
###-##-####.00	Construction Equipment $6.00 Per Manhour
	1.lot		1.5	0.00	12.68	0	1,799,192.62	1,799,193	0.00	0		0	1,799,192.62	1,799,193
###-##-####.00	Contractor General Conditions 5% On Manhour Cost
	1.lot		1.5	0.00	12.68	0	190,039.72	190,040	0.00	0		0	190,039.72	190,040
###-##-####.00	Contractor Overhead 10% On Manhour Cost
	1.lot		1.5	0.00	12.68	0	380,079.44	380,079	0.00	0		0	380,079.44	380,079
###-##-####.00	Contractor Mark Up 10% On Manhour Cost
	1.lot		1.5	0.00	12.68	0	380,079.44	380,079	0.00	0		0	380,079.44	380,079
950 - Construction Indirects Subtotal				0.00		0		2,749,391		0		0		2,749,391
990 - Contingency
###-##-####.00	Contingency 25.0% of Direct and Indirect Costs
	1.lot	0.00	1.5	0.00	12.68	0	5,828,000.00	5,828,000	0.00	0		0	5,828,000.00	5,828,000
990 - Contingency Subtotal				0.00		0		5,828,000		0		0		5,828,000

Scoping Study L5 Detail Estimate Total				299,865.44		3,800,794		21,861,099		0		3,476,702		29,138,596

APPENDIX F

EQUIPMENT AND ELECTRICAL LOAD LISTS

APPENDIX  G

SCOPING  STUDY  FOR  THE  RECOVERING  OF  SILVER  AND  GOLD  FROM
TAILINGS   –  PRELIMINARY    ECONOMIC  EVALUATION

Report to:

Scoping Study for the Recovering of
Silver and Gold from Tailings -
Preliminary Economic Evaluation

Document No. 0551920100-REP-R0002-00

Third Party Disclaimer

This document has been prepared in response to a specific request for service from the client to whom it is addressed. The content of this document is not intended for the use of. nor is it intended to be relied upon, by any person, firm, or corporation, other than the client of Wardrop Engineering Inc. to whom it is addressed. Wardrop Engineering Inc. denies any liability whatsoever to other parties, who may obtain access to this document, for damages or injury suffered by such third parties arising from use of this document by them, without the express prior written authority of Wardrop Engineering Inc. and its client who has commissioned this document.

Confidential

This document is for the confidential use of the addressee only. Any retention, reproduction, distribution or disclosure to parties other than the addressee is prohibited without the express written authorization of Wardrop Engineering Inc.

Report to:

SCOPING STUDY FOR THE
RECOVERING OF SILVER AND GOLD
FROM TAILINGS - PRELIMINARY
ECONOMIC EVALUATION

February 2006

Prepared By		Date
Ken Deter

Reviewed By		Date
Rick Alexander

Authorized by		Date
Ron Hall

905-1130 West Pender Street, Vancouver, British Columbia V6E 4A4
Phone: 604-408-3788 Fax: 608-3722 E-mail: vancouver@wardrop.com

REVISION  HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION

1.1
Introduction

During the meeting between Avino Silver and Gold and Wardrop Engineering, Inc (WEI), a request was made to calculate the potential return for re-treating the oxide tailings based on information in the scoping study. Avino wanted to determine if there was enough potential for producing a pre-feasibility study.

1.2
Evaluation

Two scenarios were produced, processing over a 4 year span versus a 2 year span. The silver price was varied between $7.00 and $9.00 per ounce with the gold price fixed at $500 per ounce, followed by the silver price fixed at $8.00 per ounce with the gold price changing between $450 tO $600 per ounce (USD).

For this comparison, the following was used:

	☐	The Design Criteria silver and gold recovery rates were used to estimate metal recovery;
	☐	The Design Criteria 130-day leaching cycle was used to estimate the rate of recovery;
	☐	One month delay between the time ore was stacked and when leaching began;
	☐	30% of the total recovered metal was recovered in the first month;
	☐	20% of the total recovered metal was estimated for months 2 though 4;
	☐	10% of the total recovered metal was estimated for month 5;
	☐	Leaching continued for 5 months after the ore was exhausted, at half the operating cost;
	☐	The 4 year mine life capital cost was estimated at $16,500,000; the 2 year mine life plant was expanded at only 1.4 times over the smaller plant.

Table 1 summarizes the Net Present Value by processing the tailings re-treatment using heap leaching. The comparison uses updated operating costs received on 10 February 2006, and includes a 1:1 stripping ratio for removing the sulfide tailings. A graph of the Net Present Value is shown in Figure 1.

The earnings shown in the table and graph are before any interest, taxes and royalties, if any.

Avino Silver and Gold Mines Ltd. Scoping Study for the Recovering of Silver and Gold from Tailings - Preliminary Economic Evaluation	1

Table 1    Net Present Value

Avino Silver and Gold Net Present Value
Mine Life	4 Years	2 Years
Estimated Capital	$16,200,000	$22,680,000
Metal Price		Gold price fixed at $500/ounce
Silver
$7.00	$3,722,727	$169,543
$7.50	$5,283,952	$1,879,119
$8.00	$6,845,176	$3,588,695
$8.50	$8,406,401	$5,298,271
$9.00	$9,967,625	$7,007,847
Gold		Silver price fixed at $8.00/ounce
$450	$5,908,710	$2,563,244
$500	$6,845,176	$3,588,695
$550	$7,781,642	$4,614,146
$600	$8,718,108	$5,639,598

The Internal Rate of Return was also calculated for the Avino Project and shown below in Table 2. A graph of the Internal Rate of Return is shown in Figure 2.

Table 2    Internal Rate of Return

Avino Silver and Gold Internal Rate of Return
Mine Life	4 Years	2 Years
Estimated Capital	$16,200,000	$22,680,000
Metal Price		Gold price fixed at $500/ounce
Silver
$7.00	20%	11%
$7.50	24%	16%
$8.00	28%	21%
$8.50	32%	26%
$9.00	35%	31%
Gold		Silver price fixed at $8.00/ounce
$450	26%	18%
$500	28%	21%
$550	30%	24%
$600	32%	27%

No salvage value for either plant was included for this comparison.

Reagent and power costs are fixed based on $/tonne treated. The labour costs were calculated on a cost per month basis. As a result, the overall cost per tonne treated will be lower with a 2 year minelife, but the NPV will be lower due to the high capital costs.

Avino Silver and Gold Mines Ltd. Scoping Study for the Recovering of Silver and Gold from Tailings - Preliminary Economic Evaluation	2

Table 3    Design Criteria

SPECIFIC DESIGN CRITERIA
PRODUCTION - OXIDE TAILINGS
Total Oxide Tailings Tonnage - Actual	t	2091074	2
Total Oxide Tailings Tonnage - Assumed	t	2000000	1
Total Tailings Treatment	t	1460
Period of Treatment	d	4.00
Period of Treatment	y	2.72
Tailings Specific Gravity		2.720	7
Tailings Bulk Density	t/m3	1.605	2
Agglomerated Tailings Bulk Density	t/m3	1.2423	7
Tailings Moisture Content - Primary	%	10.0	4
Tailings Moisture Content - Design	%	12.5	7
Head Grade:
Silver	Ag, g/t	95.5	2
Gold	Au, g/t	0.53	2
P80	microns	225	7
Extraction:
Silver	%	73.0	7
Gold	%	78.9	7
Laboratory Extraction:
Silver	%	67.8	7
Gold	%	81.8	7
HEAP LEACH PAD CONSTRUCTION
Tailings Feed - actual		t/d	1370
Tailings Feed - design		t/d	1522
Reagents to Agglomerator		t/d	25
Daily Processing Rate - Total Feed		t/d	1395
Volume of Daily Production of Heap Leach Feed		m3/d	1123
Height of Pad		m	2.72
Area of Daily Production		m2/d	413
Width of Pad		m	95.5
Length of Daily Advance of Pad		m/d	4.32
Leaching Period - Column Test		d	81
Kinetic Leaching Rate on Heap - slower		1.6
Leaching Period - Assumed		d	130
Volume of Solution to Heap for Leaching		m3/hr	164.87

Avino Silver and Gold Mines Ltd. Scoping Study for the Recovering of Silver and Gold from Tailings - Preliminary Economic Evaluation	3

Table 4    Labour Costs

Avino Silver and Gold Staffing Requirements
	No of Shifts	Persons per shift	Total persons	Monthly Salary Pesos	Monthly Cost
Plant Superintendent	1	1	1	30000	30000
Engineering and Planning Manager	1	1	1	25000	25000
Administration Manager	1	1	1	20000	20000
Shift Foreman	3	1	3	15000	45000
Slusher Operator	3	3	9	15000	135000
Plant Agglomerator Operator	3	2	6	6000	36000
Plant Conveyor Operator	3	1	3	6000	18000
Plant Merrill Crowe Operator	3	2	6	6000	36000
Day Crew Reagents	1	2	2	6000	12000
Day Crew Heap Piping	1	10	10	6000	60000
Maintenance Crew	1	4	4	15000	60000
Assay Supervision	1	1	1	15000	15000
Assayers	3	2	6	6000	36000
First Aid Attendents	1	1	1	15000	15000
Office Clerk	1	1	1	7000	7000
Warehouse staff	1	2	2	10000	20000
Computer Technician	1	1	1	8000	8000
Environmental Supervisor	1	1	1	20000	20000
Purchasing Agent	1	1	1	20000	20000
Security	3	1	3	6000	18000
Total Employees			63		636000
Excange Rate (USD: pesos)					$0.095165
Monthly costs in USD					$60,525
Cost per tonne					$1.45

Avino Silver and Gold Mines Ltd. Scoping Study for the Recovering of Silver and Gold from Tailings - Preliminary Economic Evaluation	4

Table 5    Operating and Shut Down Costs

Avino Silver and Gold Operating Costs
					Operating $ Per Month	Per tonne treated
Operating Expenses				Per tonne treated		Mine life 4 year	Mine life 2 year
Relocation of Tailings to Pad					$42,916.67	$1.03	$1.03
		Conspt.	Reagent Price
Reagent Costs		kg/t	kg/t			$4.21	$4.21
Cement	kg/t	10.900	$0.15	$1.64	$68,125
Lime - Design	kg/t	6.865	$0.08	$0.55	$22,883
Cyanide, solid [NaCN] -	kg/t	0.928	$1.95	$1.81	$75,400
Assume
Zinc Dust - Actual &	kg/t	0.980	$2.05	$0.20	$8,371
Design
Filter Pre-Coat - Design	kg/m3	0.100	$0.79	$0.01	$329
Filter Aid - Design	kg/m3	0.100	$0.79	$0.01	$329
Power	$0.069		Per kwH		$62,500	$1.50	$1.50
Water				$0.04		$0.04	$0.04
Labor					$60,525	$1.45	$0.74
Miscellaneous		5.00% of total				$0.41	$0.38
Total					$341,379.11	$8.64	$7.89

					Operating $ Per Month	Per tonne treated
Shut Down Costs				Per tonne treated		Mine life 4 year	Mine life 2 year
		Conspt.	Reagent Price			$2.39	$2.39
Reagent Costs		kg/t	kg/t
Lime - maintain pH	kg/t	0.50	$0.08	$0.04	$1,667
Cyanide, solid [NaCN] -	kg/t	0.50	$1.95	$0.98	$40,625

Avino Silver and Gold Mines Ltd. Scoping Study for the Recovering of Silver and Gold from Tailings - Preliminary Economic Evaluation	5

Assume
Zinc Dust - Actual & Design	kg/t	0.58	S2.05	$1.19	S4.954
Lead Nitrate - Actual & design	kg/t	0.12	$0.21	$0.03	S105
Filter Pre-Coat - Design	kg/m3	0.10	$0.79	$0.08	S329
Filter Aid - Desiqn	kq/m3	0.10	$0.79	$0.08	S329
Power	$0.069		Per kwH		S41.667	$1.00	$1.00
Water						$0.04	$0. 04
Labor	Labor costs Cut in Half				S30.262	$0.73	$0. 37
Miscellaneous		5.00% of total				$0.21	$0. 19
Total						$4.36	$3.99
Capital costs					S119,938	S16,200,000	$22,680,000

Avino Silver and Gold Mines Ltd. Scoping Study for the Recovering of Silver and Gold from Tailings - Preliminary Economic Evaluation	6

APPENDIX  H

MINESTART  MANAGEMENT  INC.  REPORT  -  A  TAILINGS  RESOURCE,
JULY  2005

— Durango, Mexico

Avino Silver & Gold Mines Ltd

A Tailings Resource

N24°32' W104°38'

July 2005

Bryan Slim, mba PEng

20 July 2005

Avino Silver & Gold Mines Ltd
400,455 Granville Street
Vancouver,
British Columbia
V6C 1T1
Attn: MrD. Wolfin, President

Dear Sirs,

Cia Minera Mexicana de Avino SA de CV
Indicated resource in the oxide tailings Avino mine

It is with much pleasure we forward your study on the above company.

This study, per you requirements and which based on our site inspections and follow-up investigations including detailed sampling, assaying and metallurgical testing of oxidic tailings in 2004/5, has allowed for a sufficiently detailed comparison with the 1990 drill sampling of the tailings that we accept the latter results.

As such it is our professional opinion the combined 1990 and 2004 data has allowed us to estimate an indicated resource of 2M t of 95 g/t silver and 0.5 g/t gold within the oxide tailings.

The Avino property offers choices between tailings development, reserve development to restart the mine and exploration in mineral concessions surrounding the mine. We believe this calls for the development of a strategic plan to examine costs and benefits and to set priorities and budgets for the property development.

We thank you for this opportunity to be of assistance to Avino Silver & Gold Mines Ltd and offer our services for the ongoing development.

Yours sincerely
MineStart Management Inc

Bryan Slim, BSc, MBA, PEng
Consulting Mining Engineer
A9-05070.202
att

1763 Scott Road, North Vancouver, B.C., Canada, V7J3J4	Phone: (604)986-7014 Fax: (604)986-7017 email: minstart@istar.ca

Summary

Avino Silver & Gold Mines Ltd wishes to increase its ownership of Cia Minera Mexicana de Avino, SA de CV of Durango Mexico from its present holding of 49% to 100%. The principle asset of Cia Minera is the Avino mine where from 1976 to 2001 the mine produced about 4971 of silver, 3 t of gold and 11 0001 copper. Avino Silver has held its 49% share of the assets since 1968.

The study has identified an indicated resource of 2M tonne of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings for which a trial 90 day column leach of a composite sample yielded 73% silver and 79% gold recover^'.

The Avino mine is about 82 km northeast of the city of Durango and lies within a core mineral concession block covering about 980 ha. The underground workings of which some parts have a history going back 100 year or more years, have been developed over 1 200 m on strike and some 400 m deep. Continuity of strike was proved by Cia Minera when, by drifting, they connected three of the old mine workings as part of the rehabilitation and sampling programme, and completed about 2 500 m of drifting and cross-cuts as well as 8 000 m of surface and underground diamond drilling.

Until 1992 production was from an open-cut in the oxide zone but because of the then high stripping ratio an underground mine was developed in the deeper, sulphide zone. The presently worked ore bodies occur as silicified fault breccia whose of dip of 60-70° southwards favours trackless, sub-level stoping. Current underground mining extends over 200 m vertically and is serviced from a spiral ramp. A flotation plant on site has a capacity of   1000 t/d and since 1993 has produced a copper concentrate which has been sold, with credits paid for the silver and gold, to a toll smelter. Delays in smelter payments for concentrates and closure of the smelter for toll processing led to the suspension of mine operations at the end of 2001.

The Avino property offers choices between tailings development, reserve development to restart the mine and exploration in mineral concessions surrounding the mine. Recommendations are made for the first instance in securing surface land use agreements and developing a strategic plan to examine costs and benefits to set priorities and budgets for the property development. Part of this strategic planning is the need for detailed prospecting/sampling over the concessions for which we estimate a cost of $C 14 000.

ii

MineStartTM

Table of Contents

SUMMARY					ii

Table of contents					iii

1	INTRODUCTION				1
	1.1	Preamble			1
	1.2	This Study			1
		121	Terms of Reference		1
		122	Purjiose of the Report		1
	1.3	Sources of Information			1
	1.4	Field Activity of the Qualified Person			2
	1.5	Disclaimer			2

2	PROPERTY				4
	2.1	Preamble			4
	2.2	Mineral Property			4
	2.3	Mineral Tenure			4
		231	Mineral Title		4
			.1	Concession Holder	4
			.2	Operator	4
			.3	Issuer	5
		232	leased Concessions		5
		233	Royalties		8
	2.4	Surface Tenure			8
	2.5	Environmental Liabilities			8
	2.6	Permiis			8
		261	Anno Permit		8
		262	Environmental Agencies		9
	2.7	Situation, Access and Physiography			9
	2.8	Infrastructure and Local Resources			10

3	HISTORY				11
	3.1	Preamble			11
	3.2	Discovery			11
	3.3	Ownership			11
	3.4	Issuer Exploration History			12
		341	Issuer Definition		12
		342	Early Exploration		12
		343	Property		13

iii

MineStartTM

		344	Mine	13
		345	Tailings	14
	3.5	Historical Reserves/Resources		17
		351	Open-Cut	17
		352	Underground Mine	17
		353	Mexican Reserve Definitions	17
		354	Tailings	18
	3.6	Mine Production		18
	3.7	Historical Metallurgical Testing of Tailings		20

4	GEOLOGY			21
	4.1	General		21
	4.2	Structural Geology		21
	4.3	Ore Bodies		21
		431	Veins	21
		432	Mineralisation	22
		433	Hydrothcrmal Alteration	22
	4.4	Mine Geology		25
	4.5	Property		25

5	AVINO MINE HISTORICAL OPERATIONS			26
	5.1	Preamble		26
	5.2	Production		26
	5.3	Operations		26
		531	Underground Mining	26
		532	Mineral Processing	27
		533	Concentrates	28
		534	Tailings	28
	5.4	Production Control		28
		541	Mining	28
		542	Metallurgical Balance	29
	5.5	Current Status		29

6	TAILINGS INVESTIGATIONS			31
	6.1	Preamble		31
	6.2	Results and Analysis of 2004 Tailings Sampling		31
		621	Purpose	31
		622	Anomaly characteristics	31
		623	Composite assays by fence	32
		624	Downstream decreases in assays	34
		625	Factors arising from the downstream construction	35
		626	Conclusions	35
	6.3	Exploration, Operators and Uncertainty		35
		631	Operators	35
		632	Data Reliability	36
	6.4	Sample Pits		36

iv

MineStartTM

	6.5	Sampling Methods		36
		651	Sampling Methods ei al	36
		652	Sampling and Recovery factors	39
		653	Sample Quality	39
		654	Geological Controls	39
	6.6	Sample Preparation, Analysis and Security		39
	6.7	Data Verification		40
	6.8	Adjacent Properties		40
	6.9	Metallurgical Investigatioas		40

7	RESOURCE ESTIMATE AND ANALYSIS			41
	7.1	The Argument		41
	7.2	The Opinion		41

8	DISCUSSION AND CONCLUSIONS			42
	8.1	Discussion		42
	8.2	Conclusions		42

9	DEVELOPMENT RECOMMENDATIONS AND BUDGET			44
	9.1	Recommendations		44
	9.2	Preliminary Budget		44

Author's certificate

Table
2-1	Mineral concessions - Avino mine-site
3-1	Historical reserves allocated to production Nov 2001
3-2	Mexican historical ore-mill feed definitions
3-3	1990 Historical estimate of tailings
3-4	Avino Mine Production as concentrate ex underground sulphides ore
3-5	Avino Mine Production as concentrate ex open-cut ore
3-6	Avino mine -Summary of recoveries for various cyanidation leaches of tailings
5-1	Silver and gold recoveries 1987-2001
6-1	Sample assays from 2004 programme
6-2	Fence assay comparison of tailings 2004 pit sampling with 1990 drilling
6-3	Decrease in downstream tailings fence assay values from 1990 drilling results
6-4	Downstream percentage decrease in tailings mass and assays for panicles > 150/jm
7-1	Author's mathematical check of 1990 historical estimate

Figure
2-1	Mean monthly rainfall at Panuco de Coronado 1961-90
2-2	Mean monthly temperatures
6-1	Grouped frequency plot showing normal distribution of 1990 silver assays
6-2	Grouped frequency plot showing normal distribution of 1990 silver assays

v

MineStartTM

Plate
2-1	Map of Mexico showing Avino
2-2	Cia Minera concession map as of July 2005
2-3	Mine-site access map
3-1	Avino minesite in early 1900s
3-2	Exploration holes around the underground mine
3-3	Preliminary area prospecting and mapping
4-1	Avino mine geology
4-2	Open cut at Avino
6-1	Drill hole plot of 1990 tailing sampling
6-2	2004 Sample pit plan on tailings
6-3	Sampling in a 2004 pit
6-4	Some 2004 sample pits on middle bench with excavating underway

vi

MineStartTM

1    Introduction

1.1    PREAMBLE

Avino Silver & Gold Mines Ltd is proposing to increase its ownership of Cia Minera Mexicana de Avino, SA de CV of Durango Mexico from its present holding of 49% to 100%, and has retained MineStart Management Inc to assist by reviewing the company's assets and provide a comprehensive report.

1.2    THIS STUDY

121	Terms of Reference

Avino Silver & Gold Mines has retained MineStart to review the minesite, draw conclusions and make recommendations in support of the companies plans, including an examination of tailings resource potential, in a written report to meet regularity requirements.

122	Purpose of The Report

MineStart was advised this report is intended to document the Avino mine to support a buyout and provide recommendations for work programmes and support a financing if needed.

1.3    SOURCES OF INFORMATION

Sources of information have included site examinations and investigations, various historical engineering, geological and management reports compiled about the project or site. Discussions have been held with management personal from Avino Silver & Gold and Cia Minera Mexicana as well as Ing Pedro Sanchez Mejorada mining engineer and metallurgist.1 Additional information has been derived from the 2004 tailings sampling programme and subsequent assaying and metallurgical characterisation by PRA in Vancouver, Canada in a programme designed and supervised by J Yee PEng. Ad hoc discussions with professional associates have provided further insights. We also acknowledge the assistance and information provided by Sr Bernardo Ysita del Hoyo, general director of Cia Minera Mexicana and Ing Jose Carlos Rodriguez Moreno a former Avino geologist during our visits and inspections and Snr Mercedes Ling, manager of Cia Minera in Durango.

Specific references to persons, reports and other information or data are noted as footnotes to superscript text notations.

___________________________________

1  for 20 years Ing Pedro Sanchez was president of Industries Penoles SA de CV the largest silver producer in the world and now chairmnan of Cía Minera Mexicana

1.4    FIELD ACTIVITY OF THE QUALIFIED PERSON

In June/July 2004 the author designed, implemented and directed a field tailings sampling-programme for material for assaying and metallurgical characterisation testing in Canada. Prior to this the author had carried out a preliminary investigation in 2003, which included surficial tailings sampling and scoping metallurgical testing.2

1.5    DISCLAIMER

For parts of this report the author has relied on third party information, reports and geological information and metallurgical characterisation generated from either various exploration programs or testing and evaluation carried out by companies and individuals. The data reported by these entities is generally presented without comment as judged appropriate unless the author is aware of the situation. Unless otherwise stated the author has not independently confirmed the accuracy of the data.

Any descriptions of the properties provided herein, including concession numbers, areas, locations, etc., are for general orientation only and are not to be construed as legal descriptions. No opinion on ownership is given or implied. It is for Avino Silver & Gold Mines Ltd to investigate and confirm tenure.

___________________________________

2  the operation has been closed since November 2001 and technical staff were not available for discussions or to provide documents

2

MineStartTM

Cia Minera Mexicana
Avino Silver and Gold Mines Ltd

U. S. A.
CALIFORNIA
ARIZONA
NEW MEXICO
TEXAS
SONORA
CHIHUAHUA
COAHUILA
SIERRA MADRE OCCIDENTAL
SINALOA
DURANGO
ZACATECAS
SAN LUIS POTOSI
TAMAULIPAS
NAYARIT
JALISCO
MICHOACAN
HIDALGO
PUEBLA
GUERRERO
AVINO MINE
22°
106°
102°
Km

Location Map

Base		Scale:	scale bar
Region:	Mexico	Rpt Date:	Jul 2005
		Plate	2-1

3

MineStartTM

2    Property

2.1    PREAMBLE

Part 2 Property, describes the Avino mine property and tenure as well as the site and infrastructure and notes the environmental certification and agencies as well as infrastructure.

2.2    MINERAL PROPERTY

The current Avino mine property, which is in the municipality of Panuco de Coronada in the state of Durango, is made up of mineral concessions in three parcels which are held or leased by Cia Minera Mexicana de Avino SA de CV with a total area coverage of 981 ha as listed in Table 2-1 and shown in Plate ●2-2.3 4

Consistent with the mining regulations of Mexico, cadastral surveys will have been carried out for all the listed mineral concessions as part of the field staking prior to recording.

2.3    MINERAL TENURE

231	Mineral Title

.1
Concession Holder

Exploitation concessions, which can be held for 50 years before renewal, are subject to the payment of taxes, for which the rate increases the longer the concessions are held. The mineral concession holder of record is liable for the taxes.5 Table 2-1 lists the concession holder per concessions.

.2	Operator Companie Minera Mexicana de Avino, SA de CV is the operator of the mine.

___________________________________

3	MineStart compiled Table 2-1 and Plate 2-1 from documents supplied by Cia Minera Mexicana de Avino; other possible concessions may exist but their documentation is incomplete

4	mineral concessions in Mexico do not include surface rights, access/use rights have to be obtained from their land owners as agreements or purchases

5	payments are current for the Cia Minera concessions listed Table 2-1 - pers comm Snr Mercedes Ling, manager Cia Minera

4

MineStartTM

.3	Issuer Avino Silver & Gold Mines Ltd, 'the issuer', currently owns 49% of Companie Minera Mexicana de Avino, SAdeCV.

Table 2-1    List of mineral concessions - Avino mine-site

Concession	No	Area ha	from	to	Concession holder

Exploitation
Aranjuez	214612	96.00	2 Oct 2001	1 Oct 2007	Cia Minera
Avino Grande IX	216005	19.56	2 Apr 2002	1 Apr 2008	Cia Minera
Avino Grande VIII	215224	22.88	14 Feb 2002	13 Feb 2008	Cia Minera
El Trompo	164044	81.55	13 Oct 1989	12 Oct 2039	Cia Minera
Exploitation
Aguila Mexicana	215733	36.77	12 Mar 2002	29Jun2044	Cia Minera
El Caracol	215732	102.38	12 Mar 2002	20 Apr 2044	Cia Minera
El Fuerte	216103	100.33	9 Apr 2002	14 Dec 2048	Cia Minera
Fernando	205401	72.13	29 Aug 1997	28 Aug 2047	Cia Minera
Gran Lucero	189477	161.47	5 Dec 1990	4 Dec 2015	Cia Minera
Los Angeles	154410	23.71	25 Mar 1971	24 Mar 2021	Cia Minera
Negro Jose	218252	58.00	17 Oct 2002	16 Oct 2052	Cia Minera
Purisima Chica	155597	136.71	30 Sep 1971	29 Sep 2021	Cia Minera
San Carlos	117411	4.45	11 Dec 1986	10 Dec 2036	Cia Minera
San Jose6	164985	8.00	13 Aug 1979	12 Aug 2004	Cia Minera
San Martin de Porres	222909	30.00	15 Sep 2004	14 Dec 2054	Cia Minera
San Pedro y San Pablo	139615	12.00	22Jun 1959	21Jun2011	Cia Minera
Santa Ana	195678	136.18	14 Sep 1992	13 Sep 2017	Cia Minera
		882.13
Leased Exploitation					Stackpole
Unificacion La Platosa	170585	98.83

232
LEASED CONCESSIONS

Exploitation rights to and for the Unification La Platosa are granted, by a mineral lease agreement, to Companie Minera Mexicana de Avino from Minerales de Avino SA de CV. The two concessions, Primer Rey

___________________________________

6	expiration now 12 Aug 2029 - changes to legislation which allow a full 50 year life for an exploitation concession - Perito Sanchez as cited Snr Mercedes Ling email to MineStart (12 May 2005

5

MineStartTM

Cía Minera Mexicana
N
El Fuerte
Avino Grande VIII
San Pedro y San Pablo
Avino Grande IX
2715 000 N
San Martin de Porres
Santa Ana
Aguila Mexicana
Pánaco de Coronado
Gran Lucero
Los Angeles
Purisima Chica
Negro Jose
El Trompo
San Carlos
San Jose
Fernando
Aranjuez
c 4.5 km apart
El Caracol
La Platosa
San José de Avino
570 000 E
1 km

Must be read in conjunction with §2 of report.

Avino Mine
Avino Silver and Gold Mines Ltd

Mineral Concessions Map

Base:	Cía Minera	Scale:	scale bar
Region:	Durango	Map date:	July 2005
Country:	Mexico	Plate:	2-2

6

MineStartTM

7

MineStartTM

and Avino y Emma, are included in the lease agreement, but being discrete and lying under the town of San Jose de Avino are not considered part of the core concessions per this study. The agreement is valid until 3 lOctober 2010.

233
ROYALTIES

By the agreement per § 232, Companie Minera Mexicana de Avino shall pay to Minerales de Avino the following royalties:

- 3-5% on mineral extracted, processed and sold from Unification La Platosa, concession
- 3-5% on mineral extracted, processed and sold from the San Carlos and San Jose concessions

Such royalty is to be calculated on a base of net sales (net smelter payment less the cost of goods sold) less the process costs at the mine.7

2.4     SURFACE TENURE

Surface rights are separate from the mineral concessions in Mexico and agreements registered with the government are necessary for the use or occupation of surface lands. To-date we have seen no such agreements for the minesite and tailings area.

2.5      ENVIRONMENTAL LIABILITIES

At the time of shutdown in November 2001 the Avino mine was in compliance with regulations.8 A complaint alleging contaminated water coming from the mine property was investigated in 2003 and the water was found to be from a private house and not Cia Minera related.9 No other complaints have been received.10

2.6    PERMITS

261
AVINO PERMIT

As the Avino mine in not in operation the operating permit has been suspended. The permit can be reinstated upon application to validate the Certificate of Industry clean up for a resumption of operations, providing there are no changes to operating methods or practices.11  If changes are planned then revised permits would be needed. This would necessitate submittal of technical reports and plans. The company remains in the National Program for Environmental Audit.

___________________________________

7  per clauses 4 and 5 p 5 and declaration 4 p 4 - pers comm by Bernardo Ysita
8  pers comm, lawyer Paulino Cordova Quinines, Federal Delegate for environmental audit. Durango, Dgo (29tfun*2004)
9  letter: lawyer Paulino Cordova Quinines, Federal Delegate to Bernardo Ysita del Hoy, legal agent for Cia Minera (1 Jul 2004)
10  pers comm, lawyer Paulino Cordova Quinines, op cit
11  pers comm, lawyer Paulino Cordova Quinines, op cit

8

MineStartTM

262
ENVIRONMENTAL AGENCIES

Environmental protection regulations in Mexico are described as similar those in North America. Permits are required for regular mine operations and specifically to operate a concentration plant and for hydraulic discharge of tailings. There are four government departments which deal with and regulate affairs for permits, inspections, water and worker health.

2.7     SITUATION, ACCESS and PHYSIOGRAPHY

The mine, which lies about 82 km to the northeast of the city of Durango, is in the municipality of Panuco de Coronado in the state of Durango at about latitude N 24° 32', longitude W104° 19'.12 Plate 2-3 shows the local and access routes including the relatively new federal route 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the mine are at Franciso I Madero, Ignanacio Zaraoza and San Jose de Avino.

The mine-site, which lies between the towns of Panuco de Coronado and San Jose de Avino, is at an elevation of about 2*200 m at the gatehouse and office. Relief is estimated at about 100 m ranging from the bottom bench of the tailings to the top of the former open-cut. The vegetation is typically sparse. A number of gravelled roads cross the property.

The climate is temperate and area semi-arid. Mean monthly rainfall and min/max temperatures are given in Figures 2-1 and 2-2.

___________________________________

12   per Carta topografica 1: 50 000 Ignacio Ramirez G13D63, Durango (map not dated)
13   Normales Climatological 1951-90, Unidad del Servicio Meteorologico Nacional

9

MineStartTM

2.8    INFRASTRUCTURE AND LOCAL RESOURCES

The 34 years of operation of the Avino mine should be considered as ample evidence of the sufficiency of infrastructure and services. The majority of the employees lived in the two local towns of Panuco de Coronado and San Jose de Avino.

Although water supply in the past was found to be limiting, management has taken the necessary steps to secure an adequate supply. To supplement the 1M m3 dam built by the company in 1989, a well was drilled in 1996 to a depth of 400 m to the west of the mine-site and is reported to have a water level at 40 m below collar; a pipeline connection has been installed to the mine.14 In addition Cia Minera, in co-operation with the government, has repaired a nearby government dam and raised the dam wall by 6 m as well as installing a pipeline to the mine. This dam is shared with the population of Panuco de Coronado for their irrigation needs, as 60 per cent for the mine and 40 per cent for the town, with government setting the annual total take to which the percent sharing applies. Minesite water use was from a combination of underground mine drainage, re-circulation from the tailings, and wells and dam with preference given to the minesite sources for which no water conservation charge was applicable.15 The underground mine needs treatment for acidity if not drawn for some days.16

The Mexican grid supplied electrical power from a line capacity quoted as 4 MW.
___________________________________

14   pers comm B. Ysita
15 a $NM 4/m3 charge applies for water taken from the dam or well
16  pers comm B Ysita

10

MineStartTM

3    History

3.1    PREAMBLE

Section 3 History, describes the pre issuer discovery of mineralisation and continues with the history of ownership. All known exploration is related to the issuer through its partial ownership of the Cia Minera. Operations at the mine were suspended in November 2001 owing to delays in payment for concentrate sold to a toll smelter. Although payments were made eventually, the subsequent closure of the smelter (the only toll copper smelter in Mexico) for toll treatment has delayed the re-opening of Avino.17Plant operations and production and concentrate statistics are given and the tailings are described.

3.2    DISCOVERY

Although silver and gold were discovered at what is now the Avino mine in 1555 by a Juan de Tolosa, a member of the Spanish Army expedition, mining did not started until seven years later. Shares in the mine are reported to have offered to anyone who would build in what is now Durango, and thus provide protection from the Indians. Avino is believed to have been the first operating mine in Nueva Vizcaya, now Durango, and is reported to have contributed much wealth to Spain and the Church, until it was shut down in 1810 at the onset of the War for Independence. Early mining may have been by fire setting to break the ore.18

3.3    OWNERSHIP

From 1810, mining was carried out intermittently as small underground operations until 1880 when the deposits were merged into Avino Mines Ltd and worked on a larger scale with new equipment and technology, financed with British and U.S. capital.

A new company, Las Minas de Avino de Mexico, Cia Ltda was organized in London in the early 1900s, with capital of £1,000,000 and the mine was developed as "the largest open pit in the world, designed to provide feed to the largest leach smelter in the world, with a capacity of 100 tonnes daily".19 Plate 3-1 shows the plant in the early 1900s when there were about 600 employees reported to be living locally with their families.20 Operations were subsequently abandoned in 1912 as the threat of a revolution loomed. Some of the old workings are reported to be still extant.21
___________________________________

 we understand the smelter has been re-opened for toll
18  we acknowledge the work of Royal Bay Gold Corporation for the background and historical descriptions
19  Royal Bay Gold Corporation 'The Avino Silver and Gold Mine, Durango, Mexico (Apr 1994)
20  photo ex Southworth, J. R; 'Las Minas de Mexico' Vol IX (Oct 1905)
21  pers comm, Louis Wolfin

11
MineStartTm

In 1968, the Ysita family of Mexico City, and Avino Mines and Resources Ltd. of Vancouver, Canada formed, jointly, Companie Minera Mexicana de Avino. SA. de C.V., which acquired the mine and surrounding property and implemented an exploration programme.

Limited open-pit mining and flotation concentration was started in 1970. From about 1974 production was continuous until 1993 when, in expectation of reaching the economic depth of the open pit, underground development was started. In mid 1976 the 1974 mill operating agreement with S.C.L. was terminated and from then the mine was operated continuously by the Ysita family, who hold 51% of Cia Minera Mexicana de Avino, and Avino Mines Ltd. of Vancouver, B.C the balance of 49%.

3.4    ISSUER EXPLORATION HISTORY

341        ISSUER DEFINITION

By virtue of the issuer being a shareholder of Cia Minera since 1968 we classify all work carried out since that date as being for the benefit of the issuer.

342        EARLY EXPLORATION

In 1970 a contract was signed with Selco Mining and Development Limited, who spent more than $US*1M in exploration and feasibility studies before returning the property to Cia Minera in 1972, reportedly because of low metal prices. The majority of the documentation seen covered feasibility work and related to investigations of old underground workings probably developed in the late 1800s

12
MineStartTm

343         PROPERTY

The only recorded property exploration, apart from limited prospecting, is that documented in the 1993 report by Servicios Administrates Luismin, SA de CV, the engineering arm of Cia Minera de San Luis Exploration.

The study reported on detailed analysis and sampling of the then known showings on the property with the emphasis on the Avino vein and Potosina/El Fuerte area. Plate 2-2 shows the El Fuerte concession but the Potosina concession appears to have been abandoned. The report made recommendations for follow-up for drilling and underground development for the main Avino vein. Trenching and drilling were recommended for the Potosina/El Fuerte area. As far as we aware these recommendations were not implemented for the prospective areas.

In addition the Luismin report included a property scale geological mapping and lithogeochemical sampling programme which was contoured and coloured for Au, Ag, Cu, Pb, Zn, As, Sb and Hg.

Other notable observations from the Luismin data22

all mineralisation, with the exception of the Nuestra Senora and Potosina/El Fuerte area radiate out in a west to north-west direction from the Cerro San Jose. The latter being a silicified and, in part, a hornsfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most of the property mineralisation;

mineralisation in all radiating structures is described as being strongest 2 to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada where the source of mineralisation is a near surface acid-intrusive but with ore bodies lying one to five km away along high angle faults;

the two strongest and widest structures appear to be the Avino and Aguila Mexicana veins;

the Avino vein has three main ore shoots - San Luis, El Trompo (La Gloria/Hundido) and Chirombo areas - which rake to the west and are open at depth. While silver values decrease with depth, gold appears to increase;

the existence of other mineralisation cutting the Cerro San Jose mineralisation in the Nuestra Senora and Potosina/El Fuerta areas could offer the potential for bulk mineable stockwork zones.

344        MINE

Pre-production exploration carried out by Cia Minera and others, covered 2.500 m of drifting and crosscuts as well as 8000 m of surface and underground diamond drilling.23 Included was extensive rehabilitation including connecting three of the old - possibly pre 1900 - underground mine workings for which Selco was involved.
___________________________________

22  per D. St Clair Dunn, Pgeo (May 2004)
23  Hicks, Brodie H.; 'Report on the Durango, Mexico properties of Avino Mines and Resources Ltd.' (8 Jun 1978)

13
MineStartTm

A contract was signed in October 1973 with S.C.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d plant was completed in May 1974.

At least 25 diamond-drill holes are reported as having been drilled from the surface to intersect the Avino vein in the past 25 years. Plate 3-2 shows some of the drill holes in the area of the main underground workings. The shortest hole at 132.20 m and the longest at 575.20 m were part of 10 holes drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling.

The extensive underground sampling programme carried out by Luismin provided later direction for underground mining.

Since 1992 exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed24 In the late 1990s it appears that development was not kept up as monthly reports seen showed decreasing historical reserve allocations for production and mill feed.

345        TAILINGS

In 1990 Cia Minera carried out a sampling programme across the then exposed surface of the tailings. The company drilled 34 vertical holes in seven fences on the tailings - Plate 6-1.25 A total of 461 samples were, for the most part, cut at 1 m vertical increments and assayed for silver and gold at the mine assay lab; occasional moisture contents were reported26 However, no associated reports of the day have been seen on follow-up metallurgical characterisation.

In 2004 a focused sampling programme was implemented on the tailings to qualify the 1990 work. This testing, analysis and significance is covered in Section 6.

___________________________________

24  pers comm Bernardo Ysita
25  plate plotted by MineStart from estimated co-ordinates scaled from minesite records
26  the records show the occasional 1.5 to 2 m increments for which no reason is recorded or apparent

14
MineStartTm

Cía Minera Mexicana
Avino Silver and Gold Mines Ltd

PRESA DE JALES
N
1 km

Cía Minera Mexicana
Avino Silver and Gold Mines Ltd

Avino mine: main vein and some DD holes

Base	Cía Minera Mex	Scale:	scale bar
Region:	Mexico	Rpt Date:	Jul 2005
		Plate	3-2

15
MineStartTm

16
MineStartTm

3.5    HISTORICAL RESERVES/RESOURCES

351         OPEN-CUT

We have not seen any documented historical resource or reserves for the open-cut.

352        UNDERGROUND MINE

As of November 2001 the historical reserves, described at the mine as the planned production available and allocated as mill feed for the next few months for Avino are given in Table 3-1.27 This is not a statement of the life of the mine but rather what development was then current.

Table 3-1  Historical Reserves allocated for production at Nov 2001

	Mass t	Ag g/t	Au g/t	Cu %
Avino hanging and foot-wall	93 420	182	0.71	0.88
Foot-wall breccia	68 637	123	0.58	0.48
Total and means	162 057	157	0.65	0.71

We have not checked these estimates and do not know if they include allowances for either mine losses or dilution or mine/mill recovery and cannot be relied upon.28

353         MEXICAN RESERVE DEFINITIONS

For the record Mexico has a standard definitions used for mine-sites for describing ore allocated for mill feed and these were as used by Avino.29

Table 3-2 Mexican historical reserve definitions for production and mill feed

Proved-prepared	- sampled top and bottom, block undercut and the stope is ready for production
Proved-not prepared	- sampled top and bottom but not undercut
probable	- projection of assay values more than 30 m

However, for NI43-101 practice, reserves have to be stated as proven or probable per CIM definitions.30
___________________________________

27  per Seccion Longitudinal de la Veta Avino - Viendo al NW (22 Nov 2001)
28  notwithstanding the NI 43-101 classifications and although having reasonnable assay values indicated the economics would be inadequate for a start up in the present situation.
29  per use Avino mine and standard Mexican practice, as advised, Bernardo Ysita
30  such definitions would need qualifying as to the inclusions of allowances for losses, mine or mill dilution and cut-off

17
MineStartTm

354         TAILINGS

A1990 historical estimate of oxide volume and aggregate assay - Table 3-3 - derived from the drilling program and associated sampling was carried out by Cia Minera by a simplified block model centred at each drill hole, apparently as a proxy for polygonal estimates and were recorded by fence section on longitudinal section plates. Blocks were bounded transversely by drill holes and longitudinally by drill fences, and based on the arithmetic mean of the cross-sectional areas at the bounding drill fence-lines for which the section plates record cross-sectional areas per fence.31 While technically using a block as a proxy for a polygon is invalid, in this case the drilling was near normal patterned such that an almost regular block would result from polygonal description.32

From the summation tables an overall 'dry' bulk density of 1.605 was used to estimate the 'dry' tonnage from the volume calculation.33

Table 3-3: 1990 Historical estimate of tailings34

estimate	tonnage -t	silver g/t	gold g/t	source	RD
Cia Minera 1990	2 092 178	93	0.50	Cia Minera plates	1.605

The significance of these results are dealt with in Section 6.

3.6    MINE PRODUCTION

The total mine historical production since 1976 is usually quoted as 2M t of oxides and 3M t of sulphides.35

While post-1986 minesite-records were deemed sufficiently complete to provide a production base, those such as were found for pre-1987 were sometimes incomplete and operations metallurgical balances, where examined, appeared to rely only on the silver.36 A change in the accounting year sometime in the 1980s, which straddled two calendar years, confounded the situation for a time in the 12 month summation to a calendar year base and, for those seen, appeared to focus on the costs and revenues as a proxy measure for reporting the tonnage throughput.

Table 3-4 provides a summary of annual run-of-mine tonnage from underground and associated concentrate shipments from 1993 to 2001 and Table 3-5 a summary of the concentrate shipments ex open cut oxides.
___________________________________

31  the sections also show area and grades for three layers but the relationship or basis of division is neither explained nor understood; with the mine now closed staff are not available to answer questions
32 the block was derived from 'half distance to the next sample' for all its boundaries
33
bulk densities are dimensionless as are relative densities. Some fence sections gave moisture contents others did not; the values, for which no units were given, ranged typically from 20 to 28%. However, if the drilling was wet then the moisture measurements would have no merit. For the record, samples MineStart's June 2004 field work gave moisture contents from 7 to 25% ODW; PRA had recorded estimate of moistures as'% as received' an invalid measurement

34   these figures are given here as part of an invcestigation and are not intended to represent resource or reserve estimates at this stage
35  for which no assay grades were quoted, pers comm Bernardo Ysita
36  we had unlimited access to the minesite offices

18
MineStartTm

Table 3-4  Avino Mine Production as concentrate shipped ex sulphides ore37

	mined t	Con shipped t	Silver g/t	Gold g/t	Copper %
U/g sulphides
1993	217276	3 659	5 719.8	57.2	8
1994	287662	5 571	5 091.8	53.7	12.3
1995	325 236	6 643	5 031.7	43.4	19.1
1996	304 420	5 413	4438.4	35.1	20.6
1997	363 937	6 260	4 648.3	38	24.8
1998	364319	6 603	4129.3	41	19.4
1999	383 739	6 514	4715.5	36.4	21.3
2000	351216	6 477	4382.9	38.2	23.9
2001	338 628	7 430	3 571.6	21.3	22.3

Table 3-5  Avino Mine Production as concentrate shipped ex open-cut ore38

	mined t	Con shipped t	Silver g/t	Gold g/t
Open-cut oxides
1976		1332	5343.8	20.5
1977		1059	7773.9	17.1
1978		1014	8941.8	21.9
1979		1337	6653.4	16.1
1980		1635	5175.4	20.1
1981		1645	7770.8	24.2
1982		1661	7845.7	29.0
1983		1277	10239.8	43.8
1984		1306	9837.2	28.6
1985		1570	9383.0	33.2
1986		749	9261.5	48.6
1987	138 112	1096	13177.0	62.2
1988	153 254	1139	15184.4	67.0
1989	259 836	2040	13258.5	60.4
1990	235 129	3041	9587.6	40.0
1991	176 340	1082	21261.6	100.5
1992	180 744	2034	10795.5	50.0

___________________________________

37  decimal points rounded for clarity
38  decimal points rounded for clarity

19
MineStartTm

3.7           HISTORICAL METALLURGICAL TESTING OF TAILINGS

There have been several metallurgical tests of the tailings for cyanidation and Table 3-6 provides a summary of results.39

Table 3-6  Avino mine -Summary of precious metal recoveries for various cyanidation testing of tailings

Author	Ag%	Au%	Time - hr	Grind - mesh
Denver Equipment 1982	69.3	66.7	24	33.4% +100
Maja 1990	85.9	80.9	24	< 140
Penoles 1987	78.3	88.9	24	87% < 200
Chryssoulis 1990	85.9	80.9	24
Rosales 1996	83.9	76.9	23	75% < 200
MineStart 2003	77.1	71.4	24	86% <200
MineStart 2003	88.8	88.4	48	86% <200

The Denver 1982 testing was without re-grind; the Rosales work was with added oxidation by peroxide.40 Rosales also carried out flotation, which gave recoveries of 69.4% silver and 66.9% gold from a head assay of 87 g/t silver and 0.52 g/t gold. A cyanide leach of the flotation concentrate gave 92.5% silver recovery and 88.4% gold from the concentrate41 Penoles also reported on flotation recoveries as silver 60.2% and gold 47.1%.42 The MineStart sample were a composite of eight samples with four taken on the middle and four on the lower bench.

In all cases no notes were seen which qualified the samples as to when or where taken or assay types, etc
___________________________________

39  we are indebted to Ing Pedro Sanches Mejores for a summary of some older test reports which were not to hand
40  use of peroxide is an expensive method when straight aeration could have been carried out.
41  Eusebio Alvaarez Rosales; Investigation Metalurgicajalesde Avino. (Agosto 1996)
42  Davila, Roberta; 'Minera Mexicana de Avino, Flotacion y Cianuracion de Jales. Servicios Industrials Penoles, SA de CV. (15 enero 1987)

20
MineStartTm

4   Geology

4.1    GENERAL

The Avino mine lies in the Sierra de Gamon, on the east flank of the geological province of the Sierra Madre Occidental. The area represents a geological window, with outcrops of andesite, rhyolites and trachytes of the Lower Volcanic series, which consists mainly of volcanic flows and sills, and tuffaceous layers, from 300 to 800 m thick. The andesites outcrop over most of the window with the other rocks occurring more sparsely to the north.

Various evidence of the intrusion of a large monzonitic body into the pre-existing rock outcrop in different areas of the window exists in the form of dykes and small stocks, which appear to be linked to the origin of the Avino vein mineralisation. Other, post-mineral, andesitic and rhyolitic dykes outcrop in various areas, causing minor structural displacements; a number of thin basalt sills found in various parts of the window, demonstrate recent vulcanism.

Higher areas of the Sierra Madre, which surround the zone, are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1 500 m.

4.2    STRUCTURAL GEOLOGY

The Avino district has been affected by a number of tectonic events, some possibly related to the Laramide Revolution, while others appear to be associated with subsequent events, both extrusive and intrusive, causing the formation of various systems of pre-mineral faulting. These fault systems usually displace the pre-existing rocks normally, and generally strike NW-SE. Additional tensional forces produced other normal fault systems, striking NE-SW, and dipping toward the south.

Faulting subsequent to mineralisation has produced displacements of the various window blocks, leading to the present rough topography. One of the most significant regional features of the district is the Avino Fault which strikes NW 20° SE and dips SE and appears to cut off the mineralisation, and places in contact the Upper and Lower Volcanic series within the geological window.

4.3    ORE BODIES

431         VEINS

The Avino ore-body is epithermal and made up of veins and dependent stock-work structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described which, in decreasing order of importance, are:

21
MineStartTm

-	system striking E-W, dipping southward at 60-70°. This includes the Avino Vein, the most important regional structure, including its possible extension in the Cerro de San Jose.
-	system striking N 60-70° W, dipping 60-80° SW, comprising the following important veins: El Trompo, Sanjuventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo.
-
system striking N 20-30° W, dipping between 60-80°, either SW or NE, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina, and the Stockwork El Fuerte.

-	systems striking N 60-80° E, dipping 60-80° SE, comprising the: Santiago, Retana, Nuestra Senora, and San Pedro & San Pablo veins.

432         MINERALISATION

The Avino vein is the most striking and important example of the epithermal mineralisation of the district whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide band the common minerals encountered are hematite, limonite, anglesite and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. The most frequent gangue minerals are quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite and specularite.

The mine economics of the ore have been focused on the combined grade of silver, gold and copper. The higher silver values, which appear to be found at or near the surface are reported to decrease generally with depth, except at vein intersections, where higher values are more persistent. The same can be said for gold, although the higher values start just below the onset of silver mineralisation, at or near the surface. In contrast, while higher copper values also coincide with the vein intersections they may increase with depth and as a consequence contribute to the mill concentrate produced from the underground mine ore.43

433         HYDROTHERMAL ALTERATION

Alteration has been reported in three forms. The Propylitic form is the most common in the andesites to which it imparts a greenish tint to the andesite whereas the Argillaceous appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock from the alunite and montmorillonite whitish clays. Silicification, chloritization, and pyritization alterations are seen in the hanging and foot-wall, being more prominent closer to the vein.
___________________________________

43  pers comm, Ingjose Carlos Rodriguez Moreno

22
MineStartTm

E-9,600
E-10,000
E-10,400
N-5,400
N-5,000
Qal
Mzo
Tiv
Tsv
La
SOC. AVINO
SOC. SN JOSE
TIRO PRINCIPAL
TIRO SN. LUIS
OFIC. MINAS
PLANTA
OFIC. GENERALES
SECCION TRANSVERSAL DEL TAJO
ELEVACION (M.S.N.M.)
2380
2340
2300
2260
2220
TIRO PROYECTADO
CUERPO MINERALIZADO

EXPLICACION

ALUVION	Qal	CONTACTO GEOLOGICO	
RIOLITA	Tsv	BRECHA MINERALIZADA	
ANDESITA	Tiv	AVANCE DEL TAJO	
MONZONITA	Mzo	BOCAMINA Y TIRO	
LATITA	La	CAMINO	
DIQUE DE DIORITA		TERRERO	

0 0.1 0.2 0.3 0.4

Cia Minera Mexicana
Avino Silver and Gold Mines Ltd

Avino mine, geology

Base Consejo Recursos Minerales		Scale:	scale bar
Region:	Mexico	Rpt Date:	July 2005
		Plate	4-1

23
MineStartTm

Plate 3-2 The former Tolosa open-cut at Avino mine – source of the oxide tailings. The present tailings are just visible to the right. The peak to the right of the cut is Cerro San José

24
MineStartTm

4.4    MINE GEOLOGY

The Avino vein has been followed longitudinally for more than 1 300 m and 600 m vertically; it strikes E-W and N 66° E, dipping to the S and SE 60-70°. Ore shoots in the vein and stock-work zones are found frequently in the upper part of the vein, as well as at its intersections with a number of lateral veins, particularly Ramal del Alto (at San Luis), El Trompo (Hundido area), and very probably at the intersection zone with San Juventino on the east -Plate 3-1. An example of the rich and large area of mineralization encountered with major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the foot-wall at San Luis and at El Hundido, and assumed to persist with depth.44

The hanging wall of the Avino vein is andesite, while the foot-wall is a monzonite intrusive with andesite sections. Plate 4-1 shows a cross-section and typical geological detail.

A post-mineral fault parallel with the vein occurs in the hanging wall, at a distance of several metres in the area of San Luis, while in the central part of El Hundido, this fault is located virtually at the contact with the vein, remaining in this position for a length of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos to the face exposed at the underground ramp. The fault then enters the foot-wall where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50-100 m. At Chirumbo, the fault virtually replaces the vein due to strong washing away and leaching resulting from the action of circulating water on the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone the vein is composed of branches and stockwork and to the east criss-crosses from side to side.

4.5    PROPERTY

The Luismin work of 1993 showed some prospecting and limited exploration has been carried out in the general vicinity of the mine-site and Plate 4-2 indicates projected veins to the east and north east of the mining area. Of note is the apparent orientation of the surface mapped veins towards the San Jose hill - just visible in Plate 4-2.45 Assay values from outcrop sampling range from lows of 2 g/t silver and trace gold over a true thicknesses from 0.1 to 2.3 m up to a high of 755 g/t Ag with a corresponding 1.5 g/t Au over 0.45 m.46The thickness does not appear to be related to the assay values.47We are not aware of any systematic sampling, trenching or drilling on either the outcrops or veins.

___________________________________

44  pers comm lng Jose Rodriguez
45  outcrops seen in the field seem to support this orientation
46  per 'Piano Geologico Regional yMuestro de Orientation,' Cia Minera Mexican de Avino SA de CV. (Oct 1990)
 idem

25
MineStartTm

5   Avino Mine Historical Operations

5.1    PREAMBLE

Section 5 Avino mine presents a summary description of the mine operations prior to suspension of operations in late 2001.

5.2    PRODUCTION

Initial mining was by open-cut - Plate 4-2 - in the oxide material from 1976 until 1992 when the stripping ratio was becoming excessive and sulphide content increasing at which date the production was transferred to underground. This necessitated a mill change from the prior lead concentrate production to one of copper carrying silver and gold. In the 1990s a larger ball mill was installed, with the intent to increase throughput to lOOOOt/d.48

In November 2001, delays in payments and closure of the toll smelter led to the suspension of mine operations.

5.3    OPERATIONS

531         UNDERGROUND MINING

Trackless mining was adopted, with all underground development headings sized at 4 x 4 m. Mine access from surface was by a spiral ramp from a portal on the south side of the hill and there is a secondary ramp - Rampo El Trompo - to the north side, close to the maintenance shop. The former mine shaft is now limited to the water pipe for supply to mill.

Production was by sub-level stoping with a sub-vertical increment restricted from 11 to 15 m to counter mine dilution arising from an occasional, semi-incompetent hanging-wall. Stopes were started by raising, and then slashing to the designated width - §5.4 Production Control.49 Blasting was by parallel holes drilled with a traditional drill wagon. Rib and sill pillars have been left but are generally considered as non-recoverable.50

Standard mine development was by using boom jumbo with waste being dumped where possible into old stopes.51 Ore mucking and haulage was by scoop tram and dumped on surface at the main portal. Theore was then picked up and transferred to the plant ROM hopper about 300 m away. The mine equipment is reported to have been old and requiring heavy maintenance.52 Two 'six yard' scoop trams, which bore the brunt of production, were leased.

___________________________________

48   see §532
49  raising was reported to be the most effective with the traditional use of miners 'in the raise'
50  pers comm Bernardo Ysita
51  a practice which may, at times, have restricted pillar recovery
52  pers comm Bernardo Ysita

26
MineStartTm

The main ventilation was natural, with forced mechanical ventilation for development headings. There are two ventilation raises to the west-side of the mine and the old vertical shaft. A surface sited compressor provided drill air.

The mine was operated six days per week, three shifts per day - a summary is given in Tables 3-4, - 5 of concentrate shipments.

532          MINERAL PROCESSING

Silver and gold concentration was by flotation in a base metal concentrate; the circuit and controls were adjusted from a lead con when the ore feed was changed from the surface oxides to copper con for the underground sulphides in about 1993.53 We note that with the oxide material, a report of sulphidizing carried out in the scavenger circuit - at least in the early 1980s.54 A larger ball mill was installed in the early 1990s. We have seen neither a flow-sheet nor test/design criteria for the plant nor overall operating procedures.53 Silver and gold recoveries are summarised in Table 5-1 for the period 1987-2001 - see also §542

Table 5-1  Avino silver and gold recoveries 1987-200156

years	Ag con kg	Ag tails kg	% Ag recovery	Au con kg	Au tails kg	% Au recovery
oxides
1987-92	132 906	83 888	61	600	501	55
sulphides
1993-01	248 756	82 846	75	2138	733	74

Fractional analysis of tailings samples from the 2004 sampling programme showed the bulk of the concentrations of the precious metals in the tails > 150 mesh fractions which implies production emphasis was on mill tonnage throughput rather than optimum grinding designed for maximising profit.

Increased grinding although reducing the ROM throughput could have increased the silver and gold shipment for less daily throughput which would have meant, in effect, increasing the profitability. The precious metals lost to the tails in former years are the subject of Section 6.

___________________________________

53  idem
54  Metallurgical Review, Avino Mines and Resources Ltd, Kilborn Engineering (BC) Ltd (Jun 1980)
55  a plan, dated March 2001, is confusing in being only a partial general arrangement and does not give the standard feed parameters, slurry solids percentages and other criteria
56  summary by MineStart, recovery numbers rounded for clarity

27
MineStartTm

533         CONCENTRATES

The lead concentrate was sold to the Penoles' smelter at Torreon for credits for silver and gold. With change to the sulphides from underground mining, a copper concentrate was produced which was shipped to Asarco's San Luis Potosi copper smelter, who also paid for silver and gold credits.57This concentrate resulted in a reduced ratio of concentration in the plant although silver and gold recoveries are recorded as increasing - Table 5-1.

534          TAILINGS

A surface-stacked, downstream tailings-system was adopted with cyclones on the tails discharge line to provide coarse wall-material. Decant water was recovered by a back-slope gradient and pumping, for mill re-circulation. A second, stepped-back bench was created, possibly about 1986 or 7. A third bench was started, apparently in 1990, with about two years placement of final oxide material then continued with the sulphide tails.58 Plate 3-5 and the cover show the current tailings.

From the many plugs on the discharge line seen on the sulphide tail wall it appears that the line was operated at too high a pulp density, which necessitated frequent snaking. It also appears that there may not have been a night-wall system as evidenced by the major rupture seen on the sulphide wall about two thirds of the way to the south west.59 Large erosion gullies were created and a drainage line made of oil drums was installed on the top of the middle bench at the south-west end. We suspect some of the water from this major break infiltrated the top of the middle bench and could have been the cause of the apparent static failure, which led to the back-hoe sinking in 2004. We note the sample pits dug in the vicinity of the break were all wetter than those further to the north-east.

5.4    PRODUCTION CONTROL

541          MINING

Production decisions for a new stope and feed for the mill were governed by assays of underground sampling. Sub-levels were drifted longitudinally within block boundaries and sampled in transverse increments at longitudinal intervals. Assaying was carried out in the mine-site lab where gold was assayed by traditional fire assay and silver and copper by acid digestion and measured by Atomic Absorption.60-61

___________________________________

57  for a haulage distance of 550 km
58  evidence for this comes from minesite plans dated 1993 showing the front portion of the second bench at the same elevation as when the 1990 tailings drilling and sampling programme was carried out.
59  the major gullying shows the ruptured line ran for many hours before detection suggesting a night failure and no operators on duty
60  the AA unit was subject to a sixth month maintenance and re-calibration by the manufacturer

28
MineStartTm

Examination of some records found in the assay lab did not appear to show quality control using blanks and repeat assays. However, we note examples of general agreement shown between the mine and smelter assays of the concentrate shipments which indicates a degree of confidence for the mine-site sampling and assay lab procedures.62

Simple spreadsheet modelling of mine sampling allowed for selective analysis based on assay and thickness and this was then tested by application of current metal-prices.63 Where economic and control criteria were met the tonnage and grade estimate could be designated into one of several mine-site categories to designate readiness and value potential as mill-feed - § 353.

542         METALLURGICAL BALANCE

The start of a metallurgical balance, the tonnage measurement of ROM ore, was by weigh-bridge for the ore-truck from portal to ROM hopper at the mill.64 Within the mill several places were noted, by drill holes, where samplers and scales could have been installed on conveyers or otherwise but no such units were seen.65 Documents in the assay office showed a daily metallurgical balance was kept although based on only silver control.

Integral with metallurgical balance should be the flow control at the mill. One major area of weakness was spillage; all of which it appears being washed to the tailings line resulting in the estimated grade from the metallurgical balance of the tailings being less than reality whereas the tailings would actually have been higher than indicated. Such an imbalance should have been picked up in the management of the metallurgical balance.

Based on documents seen it does not appear that there was feed-back between the measured mill-feed and the underground grade-control. As such the metallurgical balance system appears to have been incomplete in management and record keeping, particularly with regard to the expected mass of concentrate shipments.

5.5    CURRENT STATUS

Since the suspension of operation at the mine-site there have been losses and deterioration. An inspection of the mill in June 2004 showed electric motors, cable and switchgear missing. Grinding balls and mill charge do not appear to have been dumped before shut down, which suggests lines and equipment were not drained.

61  as there was no operator the author's control sample could not be run on the AA
62  examination of several smelter reports vs corresponding mine-site assay reports
63  pers comm, Ingjose Carlos Rodriguez
64  tally slips at the weigh-bridge were current to the last day of operation in November 2001. Tare was established at the weigh-bridge when the ore truck was on the return to the portal for a new load
65  presumably the head sampler or belt weightometers

29
MineStartTm

The mine air compressors, which were installed nearby, are missing from their foundations. Access roads on the property need re-grading to control run-off, which is creating bad channelling and erosion. Water diversion ditches above the tailings need attention.

30
MineStartTm

6    TAILINGS INVESTIGATIONS

6.1    PREAMBLE

Section 6 Tailings Investigations describes, interprets and analyses the 2004 field work and by necessity the 1990 assay results. The associated quality control and other factors are reviewed

6.2    RESULTS AND ANALYSIS OF 2004 TAILINGS SAMPLING

621         PURPOSE

The 1990 tailings sampling offered the potential to provide a data-base but needed independent validation. Hence the 2004 programme was designed to provide samples for such independent examination of the tailings assay potential, and additionally, metallurgical characteristics. The 2004 sample assays are given in Table 6-1. Plate 6-1, 6-2 shows the 1990 and 2004 sampling points.66

Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by fence, examination of downstream decrease in assays and factors arising from the downstream construction.

622         ANOMALY CHARACTERISTICS

Anomalies in sample populations can arise from various causes — sampling without replacement as in classification or the distribution of a single metal assay in a mix of minerals for that metal.

A grouped frequency analysis of the 1990 silver and gold assays show good normal curves without anomalies, thus indicating a representative sampling of a total population which conforms to a stockpile model — Figures 6-1, -2. Grouped frequency analysis of fence assays from the 1990 and 2004 sampling show anomalies indicative of incomplete populations, as would be expected when that sampling did not cover the total bench by area.67

___________________________________

66   the grids were scaled from a minesite plate and while relative within themselves are not UTM. The relative 2004 pit positions were derived by string traverse
67   provided the sample depth was reasonable and consistent for the area, the anomaly constraint is areal for unconstrained hydraulic deposition — the layer at the front is part of the population of the same layer downstream

31
MineStartTm

Table 6-1,  Sample assays from 2004 programme

sample	Au g/t	Ag ppm	sample	Au g/t	Ag ppm	sample	Au g/t	Ag ppm
	FA	Mult/ICP		FA	Mult/ICP		FA	Mult/ICP
Si	0.34	31.5	S29	0.20	109.2	S53	0.34	93.7
S 2	0.32	46.7	S30	0.29	88.1	S54	7.00	109.7
S3	0.38	46.5	531	0.38	95.3	S55	0.60	104.3
S 4	0.27	36.4	S32	0.42	107.2	S56	0.57	119.5
S5	0.16	15.3	S33	0.35	96.4	S57	0.50	78.7
S6	0.19	17.6	S34	0.38	125.0	S58	0.50	69.4
S7	0.39	94.2	S35	0.33	112.0	S59	0.36	63.3
S 8	0.30	69.1	S36	0.26	90.8	S60	0.38	70.5
S9	0.34	82.8	S37	0.36	93.3	S61	0.35	87.0
S10	0.36	91.8	S38	0.29	87.5	S62	0.62	77.4
S11	0.42	111.2	S39	0.30	83.8	S63	0.67	84.1
S12	0.30	97.6	S40	0.23	78.8	S64	0.53	71.6
S13	0.25	98.6	S41	0.21	100.8	S68	0.33	60.6
S18	1.22	178.6	S42	0.62	74.6	S69	0.44	100.3
S19	0.34	107.7	S43	0.46	71.1	S70	0.54	71.0
S20	0.26	147.8	S44	0.50	71.0	S71	0.41	59.4
S21	0.31	102.2	S45	0.34	116.9	S72	0.55	75.0
S22	0.29	183.6	S46	0.68	110.5	S73	0.44	62.9
S23	0.18	100.5	S47	0.65	115.6	S74	0.54	75.3
S24	0.30	96.7	S48	0.49	100.3	S75	0.37	69.1
S25	0.33	107.9	S49	0.53	94.9	S76	0.26	55.5
S26	0.36	100.4	S50	0.50	68.6	S77	0.45	101.1
S27	0.40	98.3	S51	0.45	66.4
S28	0.29	107.6	S52	0.37	86.6

623        COMPOSITE ASSAYS BY FENCE

Since hydraulic deposition was from multi-points along a discharge line, single point sample comparison is invalid. The sampling must be by fences parallel with the line of discharge for composites of the samples in the fence. Good assay comparisons are shown in Table 6-2 between the 2004 pit samples and the 1990 drill samples with silver appearing to show less sensitivity owing to a higher concentration. This comparison is limited to samples from the top 4 m from the drilling to match the 4 m depth limitation of back-hoe sampling.

32
MineStartTm

frequency
mean 95.5 g/t
str dev 27.9 g/t
silver - g/t
0
50
100
150
200
250
160
140
120
100
80
60
40
20
0

Figure 6-1 Grouped frequency plot of 1990 silver tailings assays showing normal distribution frequency
mean 0.53 g/t
str dev 0.17 g/t
gold - g/t
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
200
180
160
140
120
100
80
60
40
20
0

Figure 6-2 Grouped frequency plot of 1990 gold tailings assays showing normal distribution

33
MineStartTm

Table 6-2  Fence assay comparison of tailings 2004 pit sampling with 1990 drilling

	top 4m of 1976-9068		2004 sampling of top 4 m
	Ag g/t	Au g/t	Ag g/t	Au g/t
Lower bench	110.59		125.59
Middle bench69 c 5 m	100.51		104.59
c 50 m	77.72		83.48
c 100 m	78.63		78.61

624         DOWNSTREAM DECREASES IN ASSAYS

Composite assays by fence should show decreases as the downstream distance increases from the wall, and this is shown in Table 6-3 within the 1990 drilling data as a comparison of assays for the total depth and the top 4 m and also between those two data sets.

Table 6-1  also shows this decrease for the 2004 sampling for the limited portion of the exposed middle bench.

Table 6-3 Decrease in downstream tailings fence assay values shown in 1990 drilling samples

	1976-90		top 4 m of 1976-9070
distance from wall toe - m	Ag g/t	Au g/t	Ag g/t	Au g/t
42	111.57		110.59
86	120.51		100.51
135	92.72		77.72
185	77.63		78.63
235	100.50		82.51
285	83.51		81.52
360	77.43		77.55

___________________________________

68  taken from the 1990 data
69  these distances represent fence lines
70  taken from the 1990 data

34
MineStartTm

625          FACTORS ARISING FROM THE DOWNSTREAM CONSTRUCTION

The use of cyclones for wall construction should be expected to result in accentuated higher assays close to the wall and lower assay gradients downstream. Given the coarseness of the production grind there should also be a decreasing downstream gradient of coarser particles (> 150 gm). Table 6-4 shows the downstream gradients for the precious metal content and mass of the coarser particles, as a percentage of total sample.

Figures for the upper (sulphide) benches are included for reference only.71

Table 6-4:  Downstream percentage decrease in tailings mass and assays for particles > 150 i.tm

	lwr bench		middle bench		upper bench
	front	rear	front	rear	front	rear
mass %	79.2	60.4	61.9	50.4	82.7	55.1
silver %	80.1	57.9	68.7	57.8	76.7	53.7
gold %	79.9	58.1	62.7	56.6	71.4	49.6

* nb the use of the terms front and rear are relative to the amount for that bench exposed for sampling — Plates 6-1 and 6-2 illustrate these dimensions.

The figures in Table 6-4 confirm the early deposition of the coarser fractions at the front of the benches, as would be expected by use of hydro cyclones for wall formation. The high precious metal contents and their downstream decay parallel with decrease in mass percentage of the coarse particles is consistent with the hydraulic disposal and indicate the source as the insufficiently ground mill-feed.

626         CONCLUSIONS

Collectively, analysis of the assays and other laboratory examinations of samples from the 2004 programme and their comparison with assays of 1990 in showing assay consistency with those measured in 1990 and supporting characteristics of cyclone assisted, hydraulic disposal of coarse ground ore feed indicate confidence in the 1990 sampling and assaying programme.

6.3    EXPLORATION, OPERATORS and UNCERTAINTY

631         OPERATORS

The 2004 tailings field-work was under the direction of the author, for the issuer. Excavation of the sample pits was under contract to Desarrollos Rod Construcciones a major Mexican company in civil and environmental engineering and construction. The company is based in the city of Durango. We are not  aware of any links of this company with Cia Minera. In addition the author hired and paid local casual labour as needed.
___________________________________

71  the figures for the sulphides also show the underginding

35
MineStartTm

632         DATA RELIABILITY

The weakness of the 2004 programme could be viewed as the restriction to sampling exposed areas of the oxide tailings and to a depth limited by the reach of the boom. By examining only samples and results for the corresponding depth for the 1990 drilling this did not matter for the comparison. That the overall grouped frequency analysis of the 1990 showed an anomaly free population and a good comparison with albeit limited fence assays and could confirm hydraulic deposition characteristics we believe showed the sampling was reasonable and achieved its aim.

Any uncertainty concerns must rest with the lack metallurgical characterisation for those areas not sampled.

6.4    SAMPLE PITS

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterisation, the latter requiring large samples.

In deciding on test pitting, the costs, timing and sample size were important. Back hoes were available locally and could be mobilized within a few days whereas drills would have to be brought in from up to 500 km away and for minimum contracts of in excess of the needs and with availability waits of then eight or more weeks. Back-hoe sampling was chosen as the most suitable and expedient.

Relevant sample composite assays have been given in the above tables. The reference to or correction to true widths is not applicable.

6.5    SAMPLING METHODS

651         SAMPLING METHODS et al

In 2004 as part of the investigations, 14 sample pits were excavated by back-hoe on the exposed portions of the oxide tailings benches to a boom limited 4 m deep and sampled at 1 m vertical increments; The hand sampling required two sample taken at each 1 m vertical increment on each sidewall to give a nominal 3 -4 kg, four sample composite per metre — Plate 6-3.72 73

Plate 6-2 shows the pit sample-sites and 6-4 a view of the middle bench with back-hoe excavation underway.

___________________________________

72  constant volume maintained by using the same can scraped upwards
73  back-hoe excavating to such depth creates trenches which in effect restrict sampling to the two 'vertical side-walls

36
MineStartTm

A1 – 1990 drill fence
1990 drill hole
Eastings - m
Northings - m
F
E
D
C
B
A1
A'
9300
9400
9500
9600
9700
9800
9900
4400
4450
4500
4550
4600
4650
4700
4750
4800
4850
4900

N

A1 – 1990 drill fence
X1 - 2004 pitmiddle bench
x1 - 2004 pit lwr bench
Eastings - m
Northings - m
F
E
D
C
B
A1
A'
9300
9400
9500
9600
9700
9800
9900
4400
4450
4500
4550
4600
4650
4700
4750
4800
4850
4900

nb. grid is a local mine grid, not UTM

			Avino mine
			Avino Silver and Gold Mines Ltd
			Tails Sampling
Base	Cía Minera	Scale	grid
Region	Mexico	Rpt Date	Jul 2005
M.D.	Durango	Plate	Plates 6-1, 2

37
MineStartTm

Groove from 1st sample

Plate 6-3

Sampling in a 2004 pit

Plate 6-4

Some pits excavated on middle bench

Avino tailings
Avino Silver and Gold Mines Ltd

Tails Sampling

Base	MineStart	Scale	-
Region	Mexico	Rpt Date	Jul 2005
M.D.	Durango	Plates	6-3, 4

38
MineStartTm

On the top (sulphide) bench, two pits were hand dug and sampled and a large surface sample collected from the discharge points of a cyclone. A further six oxide pits were dug by hand and sampled but these samples were not tested when it was found later the sites lay outside the 1990 test area.

652          SAMPLING AND RECOVERY FACTORS

We have not identified any pitting, sampling or sample recovers factors which could affect the reliability of the results.

653          SAMPLE QUALITY

The systematic and volume-controlled, four equal increment sampling, two per trench side in the tailings to give one composite per 1 m vertical increment per pit should not have resulted in any sample bias especially as the resulting four assays per pit where then combined to give a single composite value per pit.

654          GEOLOGICAL CONTROLS

The only recognition of the need for geological type controls was to eliminate a bias potential from localised abnormal high or low tailings assay values arising from mill function or localised mill feed.

The bias control for this was the compositing of four samples per each vertical increment sample and subsequent composite value per pit for the 4 m cut for 1990 comparison.

6.6    SAMPLE PREPARATION, ANALYSIS AND SECURITY

All field sampling and handling was under the control or direction of the author and handled or taken by those casual labourers hired for the programme. No sample preparation was carried out in the field or before submission to the testing labs in Vancouver, Canada. Sealed sample bags were delivered to Cia Minera offices in Durango for air-freight pick up for delivery to PRA laboratories in Vancouver, Canada.

Samples when delivered to the PRA lab were checked by the author for any signs of apparent tampering and renumbered on the PRA receiving report to a straight numerical sequence without reference to sample position or type, etc. All samples were then submitted for drying before assays or any testing. After drying, spot checks were made of select samples.

Following preliminary assay tests, gold assaying was set for fire assay and AA finish and silver by four-acid digestion and ICP finish also multi-element ICP. IPL labs ran assays on the instructions of and split samples, ex metallurgical trials, submitted by PRA. IPL are ISO 9001:2000 registered but PRA is not.

Overall the adequacy of sampling, sample prep, security and analytical procedures, are believed to have been satisfactory as they relate to this study of the tailings.

39
MineStartTm

6.7     DATA VERIFICATION

With reference to the assay values of the field samples the author carried out initial data verification on silver sample assays which showed discrepancies in FA vs ICP results and requested re assay by ICP with adjustment for reporting ICP > 100 ppm. Samples were also submitted to a third party assayer and discussions followed. Silver assaying procedure was adopted as multi-acid digestion with ICP measurement.

With reference to the analysis of the coarse samples for mass and metal contents, a check was made in fractional analysis of the head composite to back calculation and a new fractional analysis requested because of silver discrepancies between head composite and back calculation.74 Initial validation of the field samples showed moistures had been estimated on 'an received basis' and the author re estimated the moistures to the standard ODW.75 A spot check on low recoveries in the electro winning investigations led to are set up of the equipment in the PRA lab. Generally the metallurgical characterisation work is self-validating by a check of composite head versus the back-calculation. We advise for the metallurgical test work that checks and validation of transcription are still needed.

6.8    ADJACENT PROPERTIES

There are no relevant adjacent properties.

6.9    METALLURGICAL INVESTIGATIONS

A metallurgical testing programme was developed for samples from the 2004 field-work with the main focus on the oxide material for silver and gold recovery. Composites were made up and tested per field bench from the various samples. Table 6-4 gives a summary of the recoveries for the various concentration tests carried out. Such results should be treated as preliminary as the figures need metallurgical review, transcription checking ex assay reports and validation.76 The column leach, based on the encouraging results, was stopped before completion. Other testing covered sample densities, bond work index, settling and filtration and some preliminary investigations were made with electro winning.

Table 6-4  Silver and gold recoveries for oxide tailings by various tests and benches

test	recovery lower bench		recovery middle bench
	Au %	Ag %	Au %	Ag %
gravity	42.1	27.2	51.5	30.7
flotation	38.6	22.6	32.7	32.5
cyanidation	85.5	89.7	86.4	79.5
	overall recovery %
column leach	78.9	73.0

___________________________________

74  comparison of head to back calculation of the 'sum of the parts is always judgmental
75  oven dried basis for which two successive massings show no change
76  J Yee PEng resigned from the programme in May before the metallurgical review was completed

40
MineStartTm

7    RESOURCE ESTIMATE AND ANALYSIS

7.1    THE ARGUMENT

The 2004 sampling of the Avino tailings, as described in §6 of this study, allowed for various analyses, which confirmed hydraulic deposition and distribution of tailings occurring as a stack of anisotropic planes with expected downstream decreases in coarse particle mass and related assays of silver and gold.

■	Comparison of assays of 2004 composite fence samples with those of 1990 for the top 4 m of the 1990 drilling showed a good match.

■	The normal statistical means of the 1990 sample populations for silver and gold were estimated at 95.5 g/t and 0.53 g/t respectively.

■	In addition we note the closeness of the author's mathematical check of 1990 historical estimate by Cia Minera.

Table 7-1:   Author's mathematical check vs 1990 historical estimate

Item	estimate	tonnage -t	silver g/t	gold g/t	source	RD77
1	Cia Minera 1990	2 092 178	93	0.50	Cia Minera plates	1.605
2	MineStart check of 1	2 091 074	96	0.53	author's estimates	1.605

7.2     THE OPINION

Thus in the professional opinion of the author, these confirmations are sufficient to accept the 1990 Avino sampling to describe an indicated resource for which he assigns an estimated dimension of 2M t at 95 g/t silver and 0.5 g/t gold for the combined middle and lower benches.

The estimate excludes the oxide material lying coincident with and at the bottom of the upper bench.

___________________________________

77  the use of an RD of 1.605 is reasonable and the figure is supported by test work carried out by PRA in 2004

41
MineStartTm

8    DISCUSSION AND CONCLUSIONS

8.1          DISCUSSION

This study has shown that selective sampling of the tailings in 2004 provided sufficient data for the author's confirmation of criteria and assays carried out on tailings sampling 14 years before, thus allowing for an opinion to be given for an indicated tailings resource.

However, for this project to be advanced caution is needed. Further sampling is essential for metallurgical confirmation of oxide material characteristics below the 'top 4 m' and in those areas inaccessible in 2004.

Two important factors emerge for this study

the lack of exploration in the 1990s either in prospective areas away from the minesite or in the mine by way of mine development which led in time to the cessation of mine operations;

apparent high costs of operations related in part to the loss of precious metals to tails which in turn meant faster drawn down of production tonnage than was necessary, i.e. accelerated depletion and wasting of mine reserves.

Yet in both these cases there was clear evidence: the Luismin report recommending surface exploration on other concessions within the holdings where there was encouraging outcrop, and metallurgical test reports, one of which was co-authored by a then mine manager in the mid 1990s, pointing out the precious metal losses from insufficient grinding.

Now it appears that at least one concession flagged in the 1993 Luismin study has been dropped and only recently.

There are two levels of management essential in mining. The strategic one which leads to the finding and development of ore and the shorter term, which organizes the extraction and metal recovery at a cost less than the revenue.

8.2          CONCLUSIONS

Based on the evidence presented here, discussions with those noted and contributions, secondary data sources, experience and professional engineering and marketing judgement, all as contained in this study, it is our professional opinion that:

42
MineStartTm

■	the estimation of an indicated resource in the oxide tailings is but a start in the rehabilitation of the Avino mine and minesite;

■	negotiations and agreements on surface land use with the relevant landowners is essential and must be implemented without delay;

■
further tailings sampling is essential to confirm metallurgical characteristics in those areas either not in the 'top 4 m' or were inaccessible in 2004 being below the sulphide top bench or middle oxide bench;

■
there is a need for a strategic plan which must address and set priorities within and between surface exploration including merits of current mineral concessions and adjoing lands and those concessions recently dropped — all with reference to the Luismin study; exploration for mine reserves and/and or extensions and tailings development.

43
MineStartTm

9    DEVELOPMENT RECOMMENDATIONS AND BUDGET

9.1    RECOMMENDATIONS

Two conclusions demand first attention. Underlying this are the options of mine development, exploration in other parts of the property or development of the tailings.

First and foremost is the essential need for asset protection, for existing facilities and areas of mining activity, by securing agreements on surface land and access to and use. With this underway a strategic analysis should be commissioned to examine the relative merits and potential costs and benefits of three separate facets of the Avino property.

☐	merits of current mineral concessions and those recently dropped all with reference to the Luismin study and exploration thereof;
☐	exploration for mine reserves and extensions; and
☐	tailings development.

All components of the strategic plan will require large budgets. For example just the sampling and metallurgical characterisation of those tailings areas not sampled in 2004 could well costs $C 100 000.

9.2    PRELIMINARY BUDGET

For the above we believe a preliminary budget as follow is reasonable and from which rational plans and budgets can be set for the next stage of property development:

1	investigate, negotiate and prepare surface land use agreements — $C 35 000 (which excludes payments under the agreements)

2
investigate and prepare a strategic plan. An essential prelude to this is a prospecting programme over the mineral concessions. Sample sites should be clearly marked and logged for mapping by GPS — $C 30 000 of which $C 14 000 is believed to be a reasonable estimate for the prospecting and elementary mapping.

44
MineStartTm

45
MineStartTm

20 July 2005

Certificate of Author

I, Bryan A. Slim PEng do hereby certify that:

1	I am an independent consulting mining engineer and principal of MineStart Management Inc

2	My academic qualifications are:

—	Bachelor of Science in Mining from University of London, England - 1963 Associate of the Royal School of Mines, Imperial College of Science and Technology in London, England - 1963

—	Master in Business Administration from Simon Fraser University, Vancouver - 1990

3	My professional associations are:

—
member of the Association of Professional Engineers and Geoscientists in the Province of British
Columbia, Canada
Chartered Engineer in England
member of the Institution of Mining and Metallurgy, England
Mine Managers Certificate of Competency, Republic of South Africa
member of the Canadian Institute of Mining and Metallurgy

4	I have been professionally active in the mining industry for 42 years since initial graduation from university.

5
I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 -101.

6
I am responsible for the preparation of all sections of the technical report entitledA Tailings Resource and dated 20 July 2005 relating to the Avino mine and tailings whose Mexican mine-site and offices I last visited between 27 June and 8 July 2004.

7	I had prior involvement with the property in 2003 in carrying out some preliminary investigations, asa a preliminary to this technical report.

8
I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission of which makes the technical report misleading.

9	I am independent of the issuer, applying all of the tests in section 1.5 of National Instrument 43-101.

1763 Scott Road, North Vancouver, B.C., Canada, V7J3J4	Phone: (604) 986-7014 Fax: (604) 986-7017 email: minstart@istar.ca

10	I have read National Instrument 43-101 and Form 43-101FI, and the technical report has been prepared in compliance with that instrument and form.

11
Subject to agreement by Avino Silver & Gold Mines Ltd., I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their web-sites accessible by the public, of the Technical Report, for reading only.

12	This report supersedes all other reports on the Avino property by MineStartTM Management Inc and this author.

13
This report is for use by Avino Silver & Gold Mines Ltd., subject to the terms and conditions of its contract with MineStartTM Management Inc. That contract permits Avino Silver & Gold Mines Ltd to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party are at that party's sole risk. All rights reserved

Signed and sealed as of 20th day of July 2005 in North Vancouver

Bryan Slim, ARSM, BSc, MBA, MIMM, CEng, PEng

2
MineStartTm

APPENDIX I

PROCESS RESEARCH ASSOCIATES LTD. REPORT - METALLURGICAL TEST WORK ON AVINO TAILINGS DURANGO, MEXICO, MARCH 2005

METALLURGICAL TEST WORK ON AVINO TAILINGS DURANGO, MEXICO

Prepared for:	MINESTART MANAGEMENT INC. 1763 Scott Road North Vancouver, B.C. V7J 3J4

Attention:	Mr. Bryan Slim

Prepared by:
9145 Shaughnessy Street Vancouver, B.C. V6P 6R9 Canada

PRA Project No.:	0406407

Reviewed by:	Report by:

John Huang Senior Metallurgist	Gie Tan, Ph.D. Senior Metallurgist

March 28, 2005

MineStart Management Inc	1

MineStart Management Inc	2

4.3 BATCH CYANIDE LEACHING	33
4.3.1 Baseline Cyanidation Results - Composites A, B	34
4.3.2 Baseline Leach Kinetics - Composite A, B	35
4.3.3 Effect of NaCN Dosages - Composites A, B, C	36
4.3.3.1 NaCN Level Confirmation Tests - Composites A, B	37
4.3.3.2 Comparison of Leach Kinetics - Composites A, B, C	38
4.3.3.3 Leaching at 45% solids - Composites A, B	40
4.4 VACCUM FILTRATION TESTS	41
4.4.1 Settling Tests	41
4.4.2 Scoping Tests (VF 1,2)	41
4.4.3 Scoping Filter Areas (VF3.4)	42
4.4.4 Flocculated Pulp Results (VF5.6)	42
4.5 COLUMN LEACHING	43
4.5.1 Column Start Up	43
4.5.2 Column Operation	44
4.5.3 Column Ending	46
4.5.4 Column Residue Analyses	47
4.5.5 Column Residue Leaching	48
4.5.6 Agglomeration Tests	49
4.6 ELECTROWINNING (EMEW)	49

5 CONCLUSIONS AND RECOMMENDATIONS	52

APPENDIX I - SAMPLE CHARACTERISTICS: SR1-5, SG1, BI1, TG1-7, S(A)-S(C)

APPENDIX II - HEAD ASSAYS: Certificates, Reports, SA1-SA6®, SA9-10, Procedures

APPENDIX III - PRE-CONCENTRATION TESTS: F1-F11, SA7-8, Float Heads, GSB1-6

APPENDIX IV - BOTTLE ROLLS: C1-C18, Composite Head Summary

APPENDIX V-COLUMN LEACH DATA: Heads, Summary & Logs, SA11-13, C19-20

APPENDIX VI - MISCELLANEOUS DATA: ST1, VF1-6, ABA, DWE, E1-3

MineStart Management Inc	3

1   SUMMARY

Metallurgical tests were conducted on three composites, which were generated from individual Avino tailing samples. The initial objectives of the work were to explore the amenability of these composites to flotation, cyanidation and gravity concentration, for the recovery of precious metal values. The test program also included material characterization, leaching and environmental impact studies.

Head assay results show that Composites A and B contain higher silver values at 105g/t Ag and 88g/t Ag, as compared to Composite C with 40g/t Ag (designated as incidental to the program). Gold grades vary from 0.36g/t in Composite A to 0.51 g/t in Composite B. The assay data also suggest that the tailing samples have been oxidized due to weathering.

Size assay analysis indicated that the metal distributions were variable. For main Composites A and B, elevated gold and silver distributions were detected in both the finest and the coarsest fractions, but the Ag grade was depressed relative to the mass distribution in the Composite B slimes. The solids specific gravity (SG) on a few selected samples ranged from 2.62 to 2.76, and relative bulk densities were between 1.57 and 1.73 for these samples. Other material characterizations and incidental test results are discussed in the body of this report.

Scoping flotation tests were conducted on Composites A and B using various reagent schemes to optimize gold and silver recoveries. The data showed that the samples did not respond well to the flotation conditions tested. The highest recoveries obtained were 42% Ag and 48% Au, with a mass pull of 8.8% from Composite A after grinding to 80% passing 200 mesh. Gravity concentration did not recover more than 40% of the Ag and 65% of the Au either. The results suggested that the degree of oxidation or lack of liberation of the mineral constituents did not allow adequate pre-concentration of the tailings, and detailed systematic testing is required to establish this route as a process option.

MineStart Management Inc	4

Batch cyanidation tests on the three composites produced encouraging results, including the dewatering behavior of the P80 ~74µm residues. Flocculation of a reconstituted A+B residue blend pulped to 25% solids with 25g/t Magnafloc 156 at pH 12, produced a 55% solids thickener underflow with a unit area of 0.14m2 per tonne of solids per day. The standard filtration test on flocculated leach pulps yielded calculated unit filtration areas of 0.49m2/t/d for Composite A and 0.19m2/t/d for Composite B, respectively.

Gold responded better to the process than silver: 82% of the gold along with approximately 68% of the silver were extracted from relatively coarse as-received Composites A and B. The results improved to approximately 78% silver and 87% gold recoveries by grinding the samples to 80% passing 150 mesh. These baseline 72-hour bottle roll tests were conducted at pH 11 with 1g/L NaCN, and average consumptions of 2kg/t NaCN and 1.7kg/t of lime were obtained.

The data indicated that an increase in cyanide dosage from 0.5 to 2.0 g/L NaCN did not materially affect gold leaching from Composites A and B. Silver dissolution was more sensitive to cyanide concentration in comparison with gold. Conversely, both gold and silver recoveries from Composite C were significantly influenced by the cyanide dosage. Extractions achieved for this material were 74% Ag and 77% Au at 1g/L NaCN, and 87% Ag and 85% Au at 2g/L NaCN. In general the cyanide consumption increased with cyanide dosage, while the lime requirement went down slightly.

An exploratory column cyanide-leaching test yielded encouraging results after agglomeration of the feed using lime and cement. Approximately 73% of the silver and 79% of the gold was extracted from a 31kg blend of Composite A and B material by column leaching for 81 days. Two initial agglomerations with combined dosages of 11 kg/t cement and 3.9kg/t lime and 3 days of curing time, were followed by a third stage with another 10.8kg/t cement and 2.6kg/t lime and 5 days of curing before the target flow rate of ~0.05ml_/s could be maintained. The resulting non-optimized reagent consumptions were 7.13kg/t lime, 21.8kg/t cement and 2.32kg/t NaCN, maintained at pH 11 and 2g/l NaCN. Further testing is needed to optimize this processing option for detailed economical evaluations.

MineStart Management Inc	5

Exploratory EMEW (Electrometals Electrowinning) tests on various generated pregnant solutions suggest that this technology may selectively deplete the silver tenor from ~60mg/L to approximately 3mg/L Ag without destroying the cyanide

Other test results showed that the crushed oxide ore had a Bond ball-mill work index of 12.3kWh/tonne of feed at a closing screen size of 74µm. The as-received tailings samples were found to have some acid generation potential, and processing for the recovery of gold and silver could alleviate many of the possible environmental concerns.

MineStart Management Inc	6

2   INTRODUCTION

MineStart Management Inc. commissioned Process Research Associates Ltd. (PRA) to undertake metallurgical testing on various tailings samples taken from the Avino property in Durango, Mexico. The main objectives addressed the recovery of gold and silver by flotation, gravity separation and cyanidation. Various sample characteristics were also to be determined.

A preliminary study on similar materials from Avino had been conducted under Project 0302303, and further design parameters were needed to advance the project.

At the end of the program, a column leach test was performed to investigate the response of the samples to heap leaching. The deposition of gold and silver from pregnant solutions by electrolysis was also explored.

MineStart Management Inc	7

3   PROCEDURES

3.1   SAMPLE PREPARATION AND CHARACTERIZATION

Four boxes arrived on July 30th, 2004, containing 87 plastic bags of naturally wet tailings. Each sample weight was logged in and the client then renumbered the samples for ease of reference. The contents were poured into individual pans and air-dried for several days, finishing in a low-temperature oven. Sample S74, which was identified as cyclone underflow, was kept isolated from the others. Moisture contents were determined, and selected sub-samples were riffled out for shipment for mineralogical work, as per client instructions.

Duplicate head samples were split out from homogenized dried samples during riffling into halves (H) and quarter (Q) portions, to be pulverized and submitted for independent assays. Three composites were then prepared from client-selected samples based on their location in the field. Composite A consisted of one quarter of available Samples S7 to S13 and S18 to S41. Composite B was prepared by blending one quarter of Samples S42 to S64, S68 to S73, and S75 to S77. Composite C, designated by the client as incidental to the main program, was similarly made up from Samples S1 to S6. The individual composites were thoroughly blended before splitting into a head sample for chemical analysis and 1 kg test charges.

Another two samples, labeled as oxide ore for Bond work index and sulphide tailings for environmental testing, were received on Nov. 08, 2004. The oxide ore sample was crushed to - 6 mesh for the Bond ball-mill work index determination. The sulphide tailings were subjected to water leaching after thorough blending, and for acid-base accounting.

3.1.1   Grinding and Screening

Test grinds were performed in a stainless steel laboratory rod mill, by wet grinding pre-crushed batches of materials at a 65% by weight solids content.

The 80% passing size (Pso) was plotted against the measured grinding time at a fixed tumbling rate.

MineStart Management Inc	8

Particle size analysis was performed in a Rotap™, equipped with 20 cm (8") diameter test sieves stacked in consecutive mesh sizes. The sample was initially wet screened at 37 microns (400 Tyler™ mesh). The +37 micron fraction was then dry screened through stacked sieves. Each sieved fraction was collected and weighed for calculating the individual and cumulative percent retained.

3.1.2   Analytical Determinations

Gold and silver analyses were done by standard fire assay procedures using an atomic adsorption spectro-photometric (AA) finish at the International Plasma Laboratories (iPL). Silver was also determined by inductively coupled plasma spectroscopy (ICP) and this method was preceded by total digestion of the solids in a suite of mineral acids. In addition, the head silver analysis was performed at Chem Met Consultants Inc. using acid digestion followed by AA finish.

Other elements of interest were determined by commonly accepted procedures as well, either by titration, ICP or AA. Total sulfur was measured using a Leco furnace, and sulfide sulfur assays were based on a wet chemical gravimetric procedure.

3.1.3   Density

Specific gravity relative to water was measured on dry pulverized solids using a standard pycnometric method (see Appendix II). Pulverized dry solids were weighed into volumetric flasks, water was added and degassed (boiled) prior to cooling and filling to the mark. The displacement volume of the solids was calculated from the amount of water added.

The relative bulk density was also determined by measuring the volume of dry samples in a measuring cylinder.

MineStart Management Inc	9

3.1.4   Ball Mill Bond Index

The Bond ball-mill work index was determined using standard procedures at the recommended loading rate and feed size distribution. The test was performed in a Bico-Braun laboratory mill with six cycles to stabilize the circulating loads. The work index was calculated based on a closing screen size of 74 microns.

3.1.5   Acid Base Accounting

The acid potential (AP) of samples was calculated from the sulfide analysis, and the neutralization potential (NP) was determined using the modified EPA (Sobek) method. Paste pH and fizz tests completed the analysis, and the NP/AP ratios and the NNP = NP - AP values were calculated. ABA predicts the overall acid generating potential of sulphidic materials on site.

3.1.6   Settling and Filtration

Screening of various dosages of flocculants was conducted in small beakers, and the most suitable conditions were applied to standard settling tests in raked 2L measuring cylinders. The rate of descent of the solids and liquid interface was measured over a 24-hour period, and the required thickener unit area to achieve the target underflow pulp density was calculated using the Oltman technique according to a modified Coe and Clevenger method.

The filtration test used a standard vacuum leaf filter. During the test, the slurry maintained at a target pulp density was thoroughly stirred. The vacuum system was then turned on with the filter disc immersed approximately 2 inches below the pulp surface, using a selected membrane, for a predetermined period. Washing, drying and evaluation of the filter cake and filtrate followed Dorr-Oliver-Long standard procedures. The data collected during the test was used for calculation of the solids and solution unit filtration rates.

MineStart Management Inc	10

3.2   METALLURGICAL TEST PROCEDURES

3.2.1   Flotation

Baseline batch tests are conducted using a Denver D12 laboratory flotation machine, with appropriately selected cell sizes to yield a typical pulp density of -30 to 35% solids by weight. The solids were prepared with Vancouver municipal water at an ambient temperature of ~18ffiC. The impeller speed was set at the required rate according to cell size and the airflow was controlled manually to maintain the froth level with DF250 additions, as required. The pH was adjusted with soda ash and froths were skimmed into well-labeled stainless steel pans for measured lengths of time.

3.2.2   Batch Cyanidation

The cyanidation bottle roll leaching tests were conducted at pre-selected pulp densities and retention times, regularly maintaining the target pH and sodium cyanide (NaCN) concentration throughout the entire test period. During the cyanidation, intermediate solution samples were removed to determine the kinetics of extraction at various retention times. Filtration and washing of the residues and collection of the pregnant leach solution (PLS) terminated each bottle roll test.

At the end of leaching, the solid residue was washed with hot cyanide solution, followed by two hot water displacement washes. The leachate and residue were submitted for chemical analysis.

Reagent concentrations were determined using standard titration methods. The free sodium cyanide concentration was determined by titrating with silver nitrate, using para-dimethylamino rhodanine as an indicator. Lime concentration was determined by titrating with oxalic acid with phenolphthalein as the indicator. The reducing power of the final leachate was determined as an indication of potential solution fouling characteristics.

MineStart Management Inc	11

3.2.3   Electrowinning

Standard EMEW (Electrometals Electrowinning) metal recovery tests were carried out on filtered cyanide-leach solutions using a 1" cylindrical cell with standard stainless steel electrode arrangements. Instrument settings were adjusted to provide an appropriate current density for depositing the metals. Cell voltage and current are monitored, along with the solution temperature and conductivity. Interval solution samples were assayed by ICP, and the cathode deposit was rinsed with acetone, dried and weighed prior to ICPM analysis.

3.2.4   Agglomeration

Agglomeration to increase the particle size was done by mixing a sample with powdered lime and cement, followed by rotating the mixture under a fine spray of water. The agglomeration was continued until the mean particle size increased to around 1/4" to 1/2", and the product was cured for several days before use.

3.2.5   Column Cyanide Leach Testing

A baseline column cyanidation leach test on agglomerated Composite A+B was performed in a transparent plastic pipe, 4" in diameter and 10' in height. A perforated support plate was located 1" above the base. The top of the column was covered with glass fiber to distribute cyanide solution evenly. Containers situated under the suspended column were used as alternating pregnant and barren reservoirs from which the solution was returned to the top of the column at a fixed rate.

The filled column was first saturated with a solution of hydrated lime. Sodium cyanide (NaCN) was added only when pH >10 was consistently achieved in the outflow. The cyanide and alkalinity levels were monitored and maintained on a daily basis. The pregnant solution was stripped with activated carbon and then pumped back to column after the addition of cyanide to the preset level. The loaded carbon was analyzed for gold and silver at intervals dependent on the expected loading of the carbon. Initially, it was done on a daily basis, later once in every two days, then twice a week and finally once a week. In addition, two barren solution samples were checked for residual silver contents at the initial leaching stage.

MineStart Management Inc	12

On termination of the test, the column was rinsed four times with pH 10.5 lime solution. The barren solution, washing solutions and final residues were assayed to establish the final material balance. Reagent concentrations were determined using the standard titration methods described in Section 3.3.

MineStart Management Inc	13

4   RESULTS AND DISCUSSION

4.1   SAMPLE CHARACTERISTICS

Eighty-seven samples arrived at Process Research Associates on July 30th, 2004, in plastic bags that were 2.2kg to 8.5kg in weight. The moisture content of each bag was determined (see Appendix I). Based on detailed assay results, three composites were prepared according to client instructions. Composite A consisted of Samples S7 to S13 and S18 to S41; Composite B was prepared from Samples S42 to S64, S68 to S73, and S75 to S77; and Composite C was made up from Samples S1 to S6. Sample S74 was kept apart for specialized testwork, and 17 Samples, including S14 to S17, S65 to S67, and non-relabeled specimens were left unused.

Another two samples were received later, comprising oxide ore for ball mill Bond work index testing and sulphide tailings for environmental studies. Results of these sample characterization tests are provided in Appendix I and VI, respectively.

4.1.1 Head Assay

Duplicate head samples were split from seventy client-selected samples, for gold, silver and ICP assay respectively. The silver values from fire assay and ICPM, as plotted in Figure 4.1, show a distinct shift between the results of the two methods. An improved fit with ICPM was obtained by independent determinations using acid digestion finished by AA, also shown in Figure 4.1 (see also Appendix II). The ICPM method was then used for all Ag assays.

The importance of total digestion was shown by a brief series on samples S5, S20, S22, S30, S50 and S72. The fire assays and 20% HN03 digestion results were frequently lower, and ICPM data generally lower but fairly close to the AA scans on the completely dissolved materials (AAM, see Figure 4.2). The Au fire assay followed by AA finish by standard methods was found to be reliable.

MineStart Management Inc	14

Head assay results are listed in Table 4.1 to 4.3, and additional details are provided in Appendix II. The tables also show the arithmetic averages in bold print. for those samples selected for assay checks and for the total composites. As well, samples S2, S10, S22, S45, S50 and S74 were taken for size assay analyses, but these may serve as reliability checks only.

MineStart Management Inc	15

Table 4.1 - Individual Head Assays (Samples for Composite A)

Sample ID	S7	S8	S9	S10	S11	S12	S13	S18	S19
Au, g/t	0.39	0.30	0.34	0.41	0.42	0.30	0.25	1.22	0.34
Ag, g/t	94.2	69.1	82.8	85.9	111.2	97.6	98.6	178.6	107.7
Sample ID	S20	S21	S22	S23	S24	S25	S26	S27	S28
Au, g/t	0.26	0.31	0.29	0.18	0.30	0.33	0.36	0.40	0.29
Ag, g/t	147.8	102.2	150.1	100.5	96.7	107.9	100.4	98.3	107.6
Sample ID	S29	S30	S31	S32	S33	S34	S35	S36	S37
Au, g/t	0.20	0.29	0.38	0.42	0.35	0.38	0.33	0.26	0.36
Ag, g/t	109.2	88.1	95.3	107.2	96.4	125.0	112.0	90.8	93.3
Sample ID	S38	S39	S40	S41	Average
Au, g/t	0.29	0.30	0.23	0.21	0.34
Ag, g/t	87.5	83.8	78.8	100.8	103.4

Table 4.2 - Individual Head Assays (Samples for Composite B)

Sample ID	S42	S43	S44	S45	S46	S47	S48	S49	S50
Au, g/t	0.62	0.46	0.50	0.39	0.68	0.65	0.49	0.53	0.57
Ag, g/t	74.6	71.1	71.0	105.1	110.5	115.6	100.3	94.9	62.9
Sample ID	S51	S52	S53	S54	S55	S56	S57	S58	S59
Au, g/t	0.45	0.37	0.34	7.00	0.60	0.57	0.50	0.50	0.36
Ag, g/t	66.4	86.6	93.7	109.7	104.3	119.5	78.7	69.4	63.3
Sample ID	S60	S61	S62	S63	S64	S68	S69	S70	S71
Au, g/t	0.38	0.35	0.62	0.67	0.53	0.33	0.44	0.54	0.41
Ag, g/t	70.5	87.0	77.4	84.1	71.6	60.6	100.3	71.0	59.4
Sample ID	S72	S73	06C.S1*	S75	S76	S77	Average
Au, g/t	0.55	0.44	0.48	0.37	0.26	0.45	0.68
Ag, g/t	75.0	62.9	65.2	69.1	55.5	101.1	82.6
* not included for the average calculation and the original label was retained for S74

Table 4.3 - Individual Head Assays (Samples for Composite C)

Sample ID	S1	S2	S3	S4	S5	S6	Average
Au, g/t	0.34	0.37	0.38	0.27	0.16	0.19	0.29
Ag, g/t	31.5	43.1	46.5	36.4	15.3	17.6	31.7
Pb, %	0.15	0.29	0.30	0.14	0.08	0.12	0.18

Head assays of Composites A, B and C in Table 4.4, confirmed the trends in average individual grades, as shown above. Composites A and B had much higher silver grades at 105 and 88g/t Ag respectively, in comparison with Composite C. Gold grades varied from 0.36 to 0.51 g/t Au.

MineStart Management Inc	16

Table 4.4 - Head Assays of Composites

Sample	Au*	Ag*	Pb	S(T)	S(S04)
ID	g/t	g/t	%	%	%
Composite A	0.36	105.3	1.13	0.14	0.07
Composite B	0.51	88.4	0.67	0.20	0.12
Composite C	0.39	39.8	n.a.	1.65	0.23
* Average head assays

The lead content of Composites A and B reflect those observed for the individual samples, and the grade for Composite C would be on the order of 0.18% Pb (Table 4.3). Composites A and B contained appreciable levels of sulphate, and Composite C was higher in sulphide. All materials averaged out at -6% Fe, 0.1% Zn, and 0.1% Cu. These flotation tailings had been stored between 3 and 28 years in different sections of a stack, and would have been oxidized to various degrees. Composite A samples likely contained less silica then Composite B, judging from consistent differences in gangue and heavy metal levels.

Sample S74, similar in grade as Composite B and noticeably devoid of fines, was sent out for outside testing along with Samples S22 and S45. The client also selected this batch plus Samples S2, S10 and S50, for mineralogical examination and size assay determinations.

4.1.2   Size-Assay Analysis

Duplicate precious metals distributions in various size fractions of samples S2, S10, S22, S45, S50 and S74 (P80 averages of 226, 326, 367, 254, 201 and 301 µm, respectively) were quite variable at sizes coarser than 65 mesh. Top size fractionation was expanded in the second set and the results are summarized in Figures 4.3 to 4.8, with complete details on both sets given in Appendix I.

MineStart Management Inc	17

It can be observed that the distribution for S2 (member of Composite C) was largely bi-nodal with 19% of the mass in the slimes. The silver and gold were uniformly found in all the size fractions, with elevated levels in the slimes and the -100 +200 mesh materials mainly. The coarser samples S10 and S22 (members of Composite A) contained slightly depressed Ag grades in the -65 +400 mesh sizes. This liberation size appears to be shifted to the -100 +400 mesh fraction of the finer members S45 and S50 of Composite B (Figures 4.6 and 4.7).

MineStart Management Inc	18

Elevated silver generally occurred in the undersize slimes, but the gold grade patterns in these samples did not match those of the silver. In cyclone underflow sample S74 (Figure 4.8), the Au and Ag were slightly concentrated into the -100 mesh material as might be expected from sorting by density and particle size. All other sample size distributions would likely reflect their mode of deposition onto the tailings pile and their historical operating parameters.

MineStart Management Inc	19

The observations suggest the following relationships that could be verified from the actual field data: Sample S2 representing Composite C is comparatively finer sized, depleted in Ag and Pb, contains more sulphide and is less oxidized. Elevated Au distributions to the -100 mesh fractions, could reflect attrition and physical sorting during deposition, the lack of liberation or a complex mineralogy of this material.

MineStart Management Inc	20

By comparison, Composite A would be coarser, containing more values but with lower sulphides and a higher degree of oxidation. Composite B with more gold and a high degree of oxidation would appear to be of an intermediate nature, otherwise. A subtle enrichment of heavy metals in many of the slimes of the samples tested is noteworthy.

As displayed in Figures 4.9 and 4.10, Composites A and B reflect similar types of gold and silver distributions as encountered for their members. Thus, elevated Ag grades were detected in the +65 mesh fraction and the slimes for Composite A, as predicted by Figures 4.3 and 4.4. Similar enrichment of Ag in the +100 mesh portion of finer Composite B (Figure 4.10) was also noted for its members in Figures 4.6 and 4.7. The test data appears to be quite consistent, overall.

MineStart Management Inc	21

4.1.3   Relative Bulk Density and Specific Gravity

Bulk density and specific gravity on selected dry solids relative to the density of water were measured as listed in Table 4.5 and provided in Appendix I. The bulk density varied from 1.57 for Sample S74 (devoid of fines) to 1.73 for Samples S10 and S22 (coarse members of Composite A). The specific gravity of the samples was between 2.72 to 2.76, except for Sample S10 with a relative specific gravity of 2.62. The data seems to suggest that the slimes penetrated interstitial voids of coarser materials mainly, to increase the tapped bulk density.

Table 4.5 - Relative Bulk Density and Specific Gravity Results

Sample ID	Component of	Average P80 µm	Bulk Density Relative to H20	Specific Gravity Relative to H20
S2	Comp. C	226	1.66	2.74
S10	Comp. A	326	1.73	2.62
S22	Comp. A	367	1.73	2.76
S45	Comp. B	254	1.60	2.76
S50	Comp. B	201	1.63	2.74
S74	Cyclone U/F	301	1.57	2.72

MineStart Management Inc	22

4.1.4   Bond ball mill work index

The Bond ball-mill work index (Wl) was determined on -6 mesh oxide ore at a closing screen size of 74 microns (200 mesh). The work index for the sample was 12.3 kWh/tonne of feed under simulated steady state conditions. The detailed test data are provided in Appendix I, also indicating that the sample used to assess the grindability of oxidic tailings had a bulk density of 1.92 at a feed size of 80% passing 1628 pm. The specific energy input (i.e., grams of product per revolution) converged after 5 Bond mill cycles.

4.1.5   Acid Base Accounting and Deionized Water Extractions

Acid base accounting (ABA) results, as presented in Table 4.6, indicated a lack of buffering capacity in the tailings, with less than 5kg/t of CaCO3 equivalent overall as neutralization potential (NP), mainly present in Composite A. This may constitute an environmental concern, since Composite C and the sulfide tailings are potential net acid producers. The mildly acidic paste pH values suggest that some acid generation could already have started.

Table 4.6 - Acid Base Accounting Results

Item	Sample	S(T)	S(SO4)	Paste	Acid	Neutralization Potential (NP)
	ID	%	%	pH	Potential	Actual	Ratio	Net
1	Composite A	0.14	0.07	6.0	2.03	13.6	6.68	11.5
2	Composite B	0.20	0.12	5.7	2.50	4.1	1.63	1.6
3	Composite C	1.65	0.23	4.4	44.38	8.2	0.19	-36.1
1	Sulphide Tailings	1.25	0.38	4.0	27.2	- 0.1	0.00	-27.3
DUP	Composite B	0.20	0.12	5.7	2.50	4.0	1.60	1.5
DUP	Sulphide Tailings	1.26	0.39	4.0	27.2	0.2	0.01	-27.0

A water extraction test was performed on the Sulphide Tailings sample to further assess the environmental impact. The chemical analysis data on the extracted water are presented in Table 4.7 and appreciable levels of heavy metals such as Cu, Zn, Mn, Cd and Se are of concern. These levels are expected to rise with the continuing acidification of the tailings pile. Processing of the materials for precious metals recovery could mitigate such concerns.

MineStart Management Inc	23

Table 4.7 - Deionized Water Extraction Test Results

Elements	Unit	DWE	Detection Limits		Analytical
		Filtrate	Min.	Max.	Method
Al	mg/L	200.86	0.05	9999	EPA200.7
Sb	mg/L	0.22	0.05	9999	EPA200.7
As	mg/L	<0.03	0.03	9999	EPA200.7
Ba	mg/L	<0.005	0.005	9999	EPA200.7
Be	mg/L	0.013	0.001	999	EPA200.7
Bi	mg/L	<0.1	0.1	9999	EPA200.7
B	mg/L	3.26	0.01	9999	EPA200.7
Cd	mg/L	0.525	0.005	999	EPA200.7
Ca	mg/L	574.35	0.05	9999	EPA200.7
Cr	mg/L	0.01	0.01	9999	EPA200.7
Co	mg/L	0.32	0.01	9999	EPA200.7
Cu	mg/L	51.12	0.01	9999	EPA200.7
Fe	mg/L	7.87	0.01	9999	EPA200.7
Pb	mg/L	1.07	0.05	9999	EPA200.7
Li	mg/L	0.62	0.02	9999	EPA200.7
Mg	mg/L	109.8	0.1	9999	EPA200.7
Mn	mg/L	49.184	0.005	9999	EPA200.7
Hg	mg/L	<0.02	0.02	999	EPA200.7
Mo	mg/L	<0.01	0.01	9999	EPA200.7
Ni	mg/L	0.22	0.01	9999	EPA200.7
P	mg/L	<0.1	0.1	9999	EPA200.7
K	mg/L	<2	2	9999	EPA200.7
Se	mg/L	0.18	0.05	9999	EPA200.7
Si	mg/L	13.93	0.05	9999	EPA200.7
Ag	mg/L	0.03	0.02	999	EPA200.7
Na	mg/L	6.3	0.2	50000	EPA200.7
Sr	mg/L	0.139	0.005	999	EPA200.7
Tl	mg/L	<0.2	0.2	999	EPA200.7
Sn	mg/L	<0.1	0.1	9999	EPA200.7
Ti	mg/L	0.06	0.01	999	EPA200.7
W	mg/L	<0.1	0.1	9999	EPA200.7
V	mg/L	0.05	0.01	999	EPA200.7
Zn	mg/L	53.574	0.005	9999	EPA200.7

MineStart Management Inc	24

4.1.6   Test Grinds

For metallurgical testing, the time to achieve a target P80 value of ~74 µm was estimated by grinding 1kg batches of each composite under standard conditions in a laboratory rod mill. Typical results of grinding are summarized in Table 4.8 to indicate the relative hardness of these materials. It should be noted that Composite B contained less than 15% of particles coarser than 65 mesh, whereas Composite A was especially lacking in the -150 +400 mesh category.

Table 4.8 - Test Grind Summary for Composites A, B and C

Sample ID	Finer		Coarser
	Grind time	P80, µm	Grind time	P80, µm
Composite A	10 minutes	72	6.0 minutes	103
Composite B	7 minutes	73	4.4 minutes	92
Composite C	11 minutes	79	10.0 minutes	83

4.2   PRE-CONCENTRATION TESTS

Pre-concentration of precious metals prior to leaching was expected to benefit overall process economics. The test materials were tailings produced by flotation at relatively coarse primary grind sizes, and fine grinding might recover additional values. Exposure to weathering after deposition, however, would have to be contended with. Hence, several variables were examined to optimize the flotation recoveries for Composites A and B. The parameters tested included primary grind size, reagent types and dosages, as prescribed by the client. The pre-concentration of precious metals by gravity separation was also explored.

4.2.1   Baseline Flotation Tests - Composites A, B

Baseline rougher flotation tests were conducted at ~32% solids pulp density with addition of Na2CO3 to adjust the pulp to a slightly alkaline pH. Reagent A404 and potassium amyl xanthate (PAX) were employed as collectors for gold, silver, and their carrier minerals; D250 was used as a frother. The addition of NaCN to the

MineStart Management Inc	25

grind was intended to expose fresh mineral surfaces. The head assay results are summarized in Table 4.9, generally with slightly higher grades than those reported in Table 4.4.

Table 4.9 - Assays of Baseline Flotation Heads

Comp.A	Au	Ox.Pb	Pb	S04	Cu	Fe	Ag
	g/mt	%	%	%	ppm	ppm	ppm
F1 Head	0.36	0.59	1.13	0.06	1320	73247	135.7
F3 Head	0.39	0.75	1.23	0.06	1484	81730	131.5
F4 Head	0.40	0.76	1.20	0.05	1164	76770	114.3
avg.	0.38	0.70	1.19	0.06	1323	77249	127.2

Comp.B	Au	Ox.Pb	Pb	S04	Cu	Fe	Ag
	g/mt	%	%	%	ppm	ppm	ppm
F2 Head	0.51	0.34	0.67	0.11	992	85609	88.4
F5 Head	0.56	0.35	0.70	0.09	1213	91029	87.8
F6 Head	0.51	0.35	0.67	0.08	948	81042	92.0
avg.	0.53	0.35	0.68	0.09	1051	85893	89.4

4.2.1.1  Effect of Grinding on Composite A Flotation

Grinding of 1kg test batches was initially conducted without additions of NaCN and Na2CO3 to ascertain the precise requirements to achieve pH 8 for safety reasons. The feed pulp was then assayed for Au, Ag, Pb(total), Pb(oxide), S(total), S(sulphate) and ICPM; a separate cut from the feed pulp was for measurement of the PSD (particle size distribution). Conditioning with 1.36kg/t Na2CO3 and 0.05kg/t NaCN preceded the addition of 0.025kg/t of A404 for the first 2 minutes of roughing, 0.05kg/t PAX was added for 3 more minutes of roughing, and half the above dosages of PAX and A404 tested further flotation in 3 minutes of scavenging.

MineStart Management Inc	26

In subsequent tests, the conditioning reagents were added to the grind, while the pH was maintained at 8 throughout the primary circuit and minor variations in conditioning and flotation times ensued. A final scavenging stage with 0.02kg/t of pine oil was introduced to ensure exhaustive flotation. The largely comparable rougher only concentrates of Tests F1, F3 and F4 on Composite A are shown in Table 4.10 to assess the effect of finer grinding mainly. While Au rougher grades improved with finer grinding, the corresponding Ag and Pb grades decreased, with comparable recoveries at the intermediate and finer grind size.

Table 4.10 - Effect of Grind Size on Flotation of Composite A

Test No	Grind Size	Product		Grade		Recovery
(Comp)	P80		Au	Ag	Pb(T)	Mass	Au	Ag	Pb(T)
	µm		g/t	g/t	%	%	%	%	%
F1		Ro. Cone 1+2	4.30	1158.4	2.52	1.4	16.6	15.1	2.8
(Comp A)	238	Total Cone	3.17	908.7	2.46	2.1	18.4	17.8	4.1
		Tails	0.30	89.5	1.23	97.9	81.6	82.2	95.9
		Calc. Head	0.36	106.6	1.26	100.0	100.0	100.0	100.0
F3		Ro. Cone 1+2	5.59	934.8	1.8	1.6	26.6	16.2	2.4
(Comp A)	103	Total Cone	3.88	734.6	1.74	2.6	30.4	21.0	3.8
		Tails	0.24	74.8	1.18	97.4	69.6	79.0	96.2
		Calc. Head	0.34	92.2	1.19	100.0	100.0	100.0	100.0
F4		Ro. Cone 1+2	6.27	964.0	1.67	1.7	32.1	15.4	2.3
(Comp A)	72	Total Cone	3.36	630.9	1.60	3.8	38.6	22.6	4.9
		Tails	0.21	84.9	1.22	96.2	61.4	77.4	95.1
		Calc. Head	0.33	105.5	1.23	100.0	100.0	100.0	100.0

The head pulps were of consistently higher precious metals grade than the back-calculated heads, by comparison of Tables 4.9 and 4.10, indicating that some dissolution may have occurred, especially when grinding with NaCN (Tests F3, F4). Finer grinding with soda ash may also have increased the Pb(oxide) from -52% in Test F1 to -63% in proportion to Pb(total) in Test F4. The sulphate sulphur contents (-0.06% in Table 4.9) were marginally lower in the feed pulps than was reported in Table 4.4 (0.07%).

Silver was upgraded by a factor of at least 9 by rougher flotation and gold even more effectively at the finest grind, while Pb hardly responded. The additional scavenging and finer grinding clearly improved the ultimate recoveries, which disappointingly remained below the 25% level for Ag with mass pulls of less than 4% only. It seemed that weathering was detrimental for flotation of this material.

MineStart Management Inc	27

The F4 flotation tailings were screen assayed, and the P80 remained at ~72 µrn measured for the feed. Examination of the individual size fractions revealed that most of the Ag is in the slimes, while elevated Au levels still remain in the +150 mesh oversize (see Figure 4.11). The results suggest that the degree of Ag liberation is adequate, whereas the Ag and Au in the slimes were not recovered.

4.2.1.2  Effect of Grinding on Composite B Flotation

The largely identical series of baseline flotation tests conducted on Composite B is summarized in Table 4.11 for comparison to Composite A results. The effects of finer grinding with NaCN and Na2CO3 on the heads persisted, but to a lesser extent with the oxidic Pb portion rising from ~48% in F2 to ~51 % of total Pb in F6. The calculated Ag heads again appear deficient, while Au and Pb values are more in line with data in Tables 4.4 and 4.9.

MineStart Management Inc	28

Table 4.11 - Effect of Grind Size on Flotation of Composite B

Test No	Grind Size	Product		Grade			Recovery
(Comp)	P80		Au	Ag	Pb(T)	Mass	Au	Ag	Pb(T)
	µm		g/t	g/t	%	%	%	%	%
F2		Ro. Cone 1+2	3.35	893.5	1.21	1.7	10.1	18.5	2.8
(Comp B)	173	Total Ro. Cone	2.65	695.4	1.24	2.6	12.2	22.0	4.5
		Tails	0.50	64.9	0.70	97.4	87.8	78.0	95.5
		Calc. Head	0.56	81.1	0.71	100.0	100.0	100.0	100.0
F5		Ro. Cone 1+2	6.27	1219.5	1.02	1.6	20.4	22.7	2.4
(Comp B)	92	Total Ro. Cone	4.18	806.1	1.05	2.9	24.6	27.0	4.4
		Tails	0.38	64.5	0.68	97.1	75.4	73.0	95.6
		Calc. Head	0.49	85.8	0.69	100.0	100.0	100.0	100.0
F6		Ro. Cone 1+2	7.18	1121.9	1.01	1.9	27.5	27.3	2.8
(Comp B)	74	Total Ro. Cone	5.45	867.1	1.06	2.9	32.1	32.5	4.6
		Tails	0.35	54.7	0.67	97.1	67.9	67.5	95.4
		Calc. Head	0.50	78.6	0.68	100.0	100.0	100.0	100.0

Finer grinding benefited the overall precious metal grades and recoveries, with Ag upgraded by a minimum factor of 11, but less effective for Au despite the good head grade, compared to Composite A. While the best Ag recovery rose to exceed the 30% level, weathering still seemed to be detrimental to flotation of this material as well.

MineStart Management Inc	29

4.2.2   Diagnostic Flotation Tests - Composite A

As demonstrated in Figure 4.12, both silver and gold recoveries improved with finer grinding. However, the Ag response in Composite B is better than for Composite A. Different degrees of oxidation or mineralogical characteristics in these materials could cause such behavior. The recoveries achieved were not yet satisfactory and additional test conditions were then explored at the finest grind, on Composite A only.

4.2.2.1  Bulk vs. Selective Flotation

The initial baseline flotation was essentially a selective lead recovery attempt with NaCN, and Na2CO3 additions. Tests were subsequently performed at similar conditions as Test F4, on Composite A at a P80 of ~75 µm . Test F7 was a bulk Pb flotation, without the addition of NaCN to depress other sulphides. While the flotation of Zn and Cu did improve (see Appendix III), the Ag and Pb recoveries deteriorated slightly (Table 4.12). Test F8 was also conducted at near neutral pH, omitting A404 but using a high PAX dosage of 150g/t in a single 3-minute rougher stage. Although the first rougher concentrate grades improved for Au and Pb, the Ag response was very disappointing. Further tests were conducted near the natural pH; i.e., without any additions of soda ash or at lower dosages.

Table 4.11 - Bulk Flotation of Composite A

Test	Reagent	Product	Grade			Recovery
No			Au	Ag	Pb	Mass	Au	Ag	Pb
			g/t	g/t	%	%	%	%	%
F4	Grind with	Ro. Cone 1+2	6.27	964.0	1.67	1.7	32.1	15.4	2.3
	Na2CO3 +	Total Ro. Cone	3.36	630.9	1.60	3.8	38.6	22.6	4.9
	NaCN	Tails	0.21	84.9	1.22	96.2	61.4	77.4	95.1
	PAX+A404	Calc. Head	0.33	105.5	1.23	100.0	100.0	100.0	100.0
F7	no NaCN	Total Ro. Cone	5.56	654.6	1.76	2.3	34.9	16.3	3.1
	low Na2CO3	Tails	0.25	80.8	1.30	97.7	65.1	83.7	96.9
	PAX+A404	Calc. Head	0.37	94.3	1.31	100.0	100.0	100.0	100.0
F8	no NaCN	First Ro. Cone	11.91	887.2	3.6	0.9	30.7	7.8	2.4
	low Na2CO3	Tails	0.24	93.6	1.3	99.1	69.3	92.2	97.6
	high PAX	Calc. Head	0.343	100.61	1.32	100.0	100.0	100.0	100.0

MineStart Management Inc	30

Based on the kinetic flotation results summarized in Figure 4.13, the addition of NaCN to the grind shows a net beneficial effect, where Test F7 without NaCN is considered the new baseline case for Composite A at P80 ~74 µm.

4.2.2.2  Sulphidization and Activation

In Test F9, three-stage conditioning with Na2S to sulphidize oxidized minerals and flotation with PAX, improved the Pb recovery to 22% but the mass pull remained low at 2.7% (Table 4.13). Flotation with soda ash but without any NaCN or Na2S in Test F10, with liberal use of CuSO4 as an activator for sulfide minerals improved flotation of pyrite and sphalerite, and increased the mass floated. In Test F11, the promoter A208 was employed in conjunction with PAX, and CuSo4 was added in the 3rd stage only. This scheme attained the best overall results, recovering 48% Au, 42% Ag and 13% of the Pb in 8.8% of the mass. Further improvements in the recovery of Ag are needed for a viable pre-concentration option.

MineStart Management Inc	31

Table 4.13 - Activated Bulk Flotation of Composite A

Test	Reagent	Product		Grade			Recovery
No			Au	Ag	Pb	Mass	Au	Ag	Pb
			g/t	g/t	%	%	%	%	%
F9	no Na2CO3	Total Ro. Cone	5.86	723.9	8.02	2.7	45.0	20.8	22.2
	Na2S	Tails	0.20	77.0	0.79	97.3	55.0	79.2	77.8
	PAX	Calc. Head	0.35	94.6	0.98	100.0	100.0	100.0	100.0
F10	Na2CO3	Total Ro. Cone	1.62	401.3	1.51	8.9	39.8	34.6	11.0
	CuSO4	Tails	0.24	74.5	1.20	91.1	60.2	65.4	89.0
	PAX	Calc. Head	0.36	103.7	1.23	100.0	100.0	100.0	100.0
F11	no Na2CO3	Total Ro. Cone	1.83	484.8	1.92	8.8	48.3	42.2	13.4
	PAX+A208	Tails	0.19	64.2	1.20	91.2	51.7	57.8	86.6
	CuSO4	Calc. Head	0.34	101.3	1.26	100.0	100.0	100.0	100.0

The P80 of 83 µm on F9 tailings slightly exceeded the feed size, indicating that flotation of the slimes had occurred. Scrutiny of metal grades in the individual size fractions in Figure 4.13 suggested that much of the residual Au and Ag is still unliberated. Losses in the tailings might be reduced further by addition of a Au promoter, with activation of the sphalerite and pyrite, as explored inTest F11. In general, however, the Ag recovery was deemed unsatisfactory, and the focus of the work was shifted to other processing alternatives.

MineStart Management Inc	32

4.2.3  Gravity Separation - Composites A, B, C

Gravity separation in three passes through a Falcon concentrator was conducted on Composites A, B and C to explore another alternative of recovering precious metal bearing minerals. Coarse as-received materials and others ground to a P80 of ~75 microns were tested for each composite. Conditions recommended by the manufacturer included the application of a centrifugal force of 100G with a back-flush (fluidization) water pressure of 1.5psig. All products were assayed for Au and Ag only. The test results are tabulated in Table 4.13 and details are also provided in Appendix III.

Table 4.13 - Gravity Separation Test Results

Test	Comp ID	Product	Grade		Recovery
No	(Particle Size, P80) conditions		Au g/t	Ag g/t	mass %	Au %	Ag %
GSB 1	Comp A (269 µm) 100G, 1.5psig	Total Concentrates Calculated Head	0.52 0.35	124.7 93.8	24.1 100.0	36.5 100.0	32.1 100.0
GSB4	Comp A (76 µm) 150G, 1psig	Total Concentrates Calculated Head	0.71 0.33	126.1 91.2	19.7 100.0	42.1 100.0	27.2 100.0
GSB 2	Comp B (180 µm) 100G, 1.5psig	Total Concentrates Calculated Head	0.71 0.50	96.9 70.3	23.6 100.0	33.3 100.0	32.5 100.0
GSB 5	Comp B (77 µm) 150G, 1psig	Total Concentrates Calculated Head	1.29 0.56	96.5 70.5	22.4 100.0	51.5 100.0	30.7 100.0
GSB 3	Comp C (254 µm) 100G, 1.5psig	Total Concentrates Calculated Head	0.65 0.33	58.0 39.7	24.1 100.0	47.0 100.0	35.2 100.0
GSB 6	Comp C (79 µm) 150G, 1psig	Total Concentrates Calculated Head	0.98 0.38	65.5 40.7	24.8 100.0	64.3 100.0	39.9 100.0

Tests GSB1 to GSB3 on the as-received (un-ground) materials yielded upgrading factors < 2 in all cases, with recoveries generally on the order of 35% only. Finer grinding in Tests GSB4 to GSB6 and testing at 150G and Ipsig water backpressure, as recommended by the manufacturer, improved the results only marginally. This could indicate that much of the Au and Ag is liberated and of a fine-grained nature to start with. The coarser yet lighter minerals would tend to dilute the concentrate grades and the resulting high mass pulls might not benefit further processing, in an economical sense. The best results were obtained with ground sulphide Composite C, which yielded 64% Au and 40% Ag recoveries in 25% of the mass. Doubling of the Ag recoveries would be difficult to achieve and direct cyanidation might offer a more viable processing option.

MineStart Management Inc	33

4.3   BATCH CYANIDE LEACHING

Exploratory bottle roll cyanidation tests were conducted on as-received and ground samples on Composites A and B. The tests were undertaken at 1 g/L NaCN in solution and pH ~ 10.5 for a period of 72 hours with dO2 monitoring.

Feed samples, intermediate solutions, and final leach products were assayed for Au and Ag, occasionally by different methods for the latter element. Calculated head assays were generally very consistent with measured head values of the samples split out from the individual feed batches. No size assay analyses were conducted, but product solutions were ICP-scanned and the free NaCN levels were regularly monitored, along with the pH and dissolved oxygen (dO2). The data is summarized in Table 4.14 and more detailed results are provided in Appendix IV. Separate cuts for head assays were taken from the freshly ground feed of each test, matched closely by the back-calculated values shown below.

Table 4.14 - Effect of Particle Size on Extractions

Test No	Comp ID	Particle Size	Calc'd Head		Extraction		Residue		Consumption, kg/t
		P80, µm	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C1	Comp. A	269	0.32	100	81.5	66.4	0.06	33.8	1.76	1.35
C2	Comp. A	103	0.35	95	85.7	79.3	0.05	19.8	1.63	1.84
C3	Comp. A	78	0.45	96	89.1	80.4	0.05	18.9	2.61	1.58
C4	Comp. B	180	0.50	76	82.0	69.1	0.09	23.7	2.59	1.82
C5	Comp. B	100	0.51	73	88.3	77.1	0.06	16.8	1.74	1.81
C6	Comp. B	84	0.53	74	86.9	77.3	0.07	16.9	1.74	1.92

MineStart Management Inc	34

4.3.1 Baseline Cyanidation Results - Composites A, B

Test C1 on as-received Composite A showed moderate free NaCN consumption levels throughout the whole 72-hour leach period, indicative of active leaching at a relatively coarse size of P80 ~270 µm Encouraging extractions of 81.5% Au and 66.4% Ag were indeed achieved, still on the rise after 72 hours of leaching. Figure 4.15 compares the leach results for Composites A and B at various grind sizes (as percentage passing 150 mesh).

The simultaneous tests showed that Ag extractions were optimal at P80 ~100 µm. Proportionally, more of the gold was soluble than the associated silver, which could indicate the presence of refractory minerals. The final sodium cyanide consumption increased from 1.6 to 2.6kg/t with finer grinds for Composite A, but decreased from 2.6 to 1.7 kg/t for Composite B, again with an optimum near P80 ~100 µm for both materials and correlating with the dissolved Cu and Zn levels, which were on the order of 75-85mg/L and 12-15mg/L. Composites A and B also consumed 1.4 to 1.8 kg/t and 1.8 to 1.9 kg/t of lime, respectively.

MineStart Management Inc	35

4.3.2 Baseline Leach Kinetics - Composite A, B

Leaching kinetics of as-received Composites A and B (P80 269 and 180 µm) are seen to be respectable, in Figures 4.16 and 4.17. The Ag extractions are still on the rise at the 72-hour mark, but not much is gained after 24 hours of leaching for the finer grinds.

For Composite A (solid lines), finer grinding continued to improve the Ag kinetics, while leaching seemed slightly better at the intermediate grind for Composite B. A 24-hour leach period was adequate for gold extraction as well, with two notable exceptions for Composite A, as shown in Figure 4.17.

For Composite B (broken lines), the intermediate grind was again optimal for Au leaching, while Au leached well from the as-received material already when compared to the coarser as-received Composite A. Fine grinding on Composite A (Test C3) now displayed a strikingly different Au leach pattern, inhibited at first but surpassing all other extractions and still on the rise at the 72-hour mark. The noted Au and Ag leach responses might suggest that tarnishing may have occurred during weathering and finer grinding. Once these surface layers are penetrated, the cyanide will quickly attack until the residual, more refractory minerals further slow down the leaching.

MineStart Management Inc	36

4.3.3   Effect of NaCN Dosages - Composites A, B, C

Further cyanidation tests were performed to investigate the influence of cyanide dosage on the extractions at P80 ~74 µm and pH 10.5. Initial test results for Composite A as summarized in Table 4.15, show that increasing the free NaCN concentration from 0.5 to 2.0 g/L improved Ag extraction from 79 to 90% at the expense of a 124% rise in free NaCN consumption. The NaCN consumption was seen to increase monotonously with retention time in all of the tests.

Table 4.15 - Effect of NaCN Dosage on Composite A

Test No	NaCN	Calc'd Head		Extraction		Residue		Consumption, kg/t
	g/L	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C7	0.5	0.34	92.0	82.7	78.6	0.06	19.8	2.27	1.83
C3	1.0	0.45	95.7	89.1	80.4	0.05	18.9	2.61	1.58
C8	2.0	0.34	91.3	85.5	89.7	0.05	9.5	5.08	0.75

MineStart Management Inc	37

Increasing NaCN levels for Composite B also improved Ag extractions from 73% to 80% at the expense of a 73% rise in NaCN consumption, as shown in Table 4.16. The Au extractions were steady between 86 and 87%. Doubling the 1 g/L NaCN level seemed to have a greater effect on Ag and Au extractions from the sulphidic Composite C (Table 4.17).

Table 4.16 - Effect of NaCN Dosage on Composite B

Test No	NaCN	Calc'd Head		Extraction		Residue		Consumption, kg/t
	g/L	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C9	0.5	0.57	73.1	86.0	73.2	0.08	19.8	2.62	1.24
C6	1.0	0.53	74.1	86.9	77.3	0.07	16.9	1.74	1.92
C10	2.0	0.51	76.3	86.4	79.5	0.07	15.9	4.54	0.97

Table 4.17 - Effect of NaCN Dosage on Composite C

Test No	NaCN	Calc'd Head		Extraction		Residue		Consumption, kg/t
	g/L	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C11	1.0	0.35	41.5	77.3	73.8	0.08	10.9	3.99	2.83
C12	2.0	0.39	44.7	85.0	86.6	0.06	6.1	7.33	2.55

Most of the dissolved metals remained on the order noted in the baseline tests for Composites A and B, but the Cu and Zn averages for Composite C rose to 457 and 51.3 mg/L, respectively, while its mean weight loss came in around 1%. For this Composite C, the free NaCN consumption levels rose from 4 kg/t at 1 g/L NaCN to 7.3 kg/t at 2 g/L NaCN, while the lime requirements were 2.8 kg/t and 2.6 kg/t, respectively.

4.3.3.1  NaCN Level Confirmation Tests - Composites A, B

Since the measured and back-calculated head assays in previous test series were lower than expected, tests were repeated at tow NaCN levels for Composites A and B (Tables 4.18 and 4.19). Non-systematic variations in the assays and calculated results likely reflect the subtle variations in mineralogy, fineness of grind and daily temperature profiles.

MineStart Management Inc	38

Table 4.18 - Check of NaCN Dosage on Composite A

Test No	NaCN	Calc'd	Head	Extraction		Residue		Consumption, kg/t
	g/L	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C7	0.5	0.34	92.0	82.7	78.6	0.06	19.8	2.27	1.83
C13	0.5	0.38	104.7	86.8	79.7	0.05	21.3	1.54	1.25
C8	2.0	0.34	91.3	85.5	89.7	0.05	9.5	5.08	0.75
C14	2.0	0.42	104.9	82.1	83.1	0.08	17.8	3.73	0.84

Table 4.19 - Check of NaCN Dosage on Composite B

Test No	NaCN	Calc'd Head		Extraction		Residue		Consumption, kg/t
	g/L	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C9	0.5	0.57	73.1	86.0	73.2	0.08	19.8	2.62	1.24
C15	0.5	0.51	81.3	82.6	72.9	0.09	22.1	1.55	2.03
C10	2.0	0.51	76.3	86.4	79.5	0.07	15.9	4.54	0.97
C16	2.0	0.54	84.5	83.4	75.4	0.09	20.9	3.81	1.01

4.3.3.2  Comparison of Leach Kinetics - Composites A, B, C

The Au kinetics seem to be most sensitive to variations in grind size and in mineralogy, The duplicated results at 0.5 and 2 g/L NaCN and P80 ~74 µm, are compared in Figure 4.18 for Composite A. The traces from the duplicate tests (broken lines) seem of similar character as those from the original tests, but variably offset towards lower and higher values. Thus the traces at 2 g/L NaCN have leveled off at the 72 hour mark, while those with 0.5 g/L NaCN are still on the rise. The Ag traces are similar, but do not show such a clear distinction.

Different behavior can be noted for Au leach kinetics on Composite B, as shown in Figure 4.19, also for duplicated results at 0.5 and 2 g/L NaCN and P80 ~74 µm. The original run at 2 g/L NaCN (Test C10) was still leaching at the 72-hour mark, while the duplicate (Test C16) had leveled off at a lower degree of Au extraction.

MineStart Management Inc	39

The Ag and Au results for Composite C at 1 and 2 g/L NaCN confirm the different shape of the Au leaching curves at those levels, in Figure 4.20 A slight drop in d02 levels at 2 g/L NaCN was noticeable on this sulphidic material only.

MineStart Management Inc	40

4.3.3.3   Leaching at 45% solids - Composites A, B

Two additional 24-hour leach tests were conducted on Composites A and B at a pulp density of 45% solids, with 1 g/L NaCN and P80 ~74 µm, to complement the pulps for settling and filtration tests. The results of these Tests C17 and C18 are compared in Table 4.20 to baseline results C3 and C4 at 40% solids, on the 24-hour mark. Non-systematic variations of the leach data shown again ensued.

Table 4.20 - Effect of Pulp Density on 24-h Leaching of Composites A, B

Test No	PD	Calc'd Head		24-h Extraction		Final Residue		Consumption, kg/t
	%solids	Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C3	40	0.45	95.7	72.3	78.0	0.05	18.9	1.37	2.02
C17	45	0.33	99.1	90.9	79.4	0.03	20.4	0.97	1.18
C4	40	0.52	74.1	85.9	73.0	0.06	16.9	0.82	2.01
C18	45	0.42	78.7	78.6	67.7	0.09	25.4	0.91	1.34

From these results and the foregoing discussions on duplicate tests at different periods, it would seem that temperature profile and assay differences are likely responsible for different 24-hour extractions, which tend to affect the ultimate 72-hour results. Simultaneous bottle roll results only can be used to derive specific trends, while averages over duplicate leach tests will likely predict the overall responses more accurately.

MineStart Management Inc	41

4.4    VACUUM FILTRATION TESTS

Settling and filtration requirements of the cyanide leach residues were investigated in an extended series of tests, using a standard 0.1 ft2 circular leaf of coarse-weave polypropylene (Envirotech POPR-901F). An abbreviated summary of the tests is provided in this section, and further details are listed in Appendix VI.

4.4.1   Settling Tests

A simple flocculant-screening test on combined dry cyanide leach residues from Tests C2, C5, C7 to C10, yielded slow settling without the use of flocculants at pH 10.5 to 12. Poor supernatant clarity was obtained at pH 10.5 with 50g/t dosages of Magnafloc reagents 156, 351 and 368. Fast settling and superior clarity resulted when 25g/t Magnafloc 156 at pH 12 was used. A single settling test (ST1) confirmed the settling characteristics as follows. The feed was at 25% solids, and a target underflow of 55% solids would require 0.14 m2 of thickener area per tonne/day of solids (see Appendix VI).

4.4.2   Scoping Tests (VF1,2)

Two equal portions of the 50%-solids underflow of the settling test were used to scope out the filtration and wash cycle efficiencies. In Test VF1, a 1mm cake was formed in 60 seconds, and an equal drying time was allowed prior to washing with 0.5g/L NaCN for 120 seconds and drying for 60 seconds. A water wash then followed under the same conditions, and all of the filtrates were analyzed. The filtrate of the feed (ST1 underflow) contained only 1.6 mg/L Ag and both wash filtrates were measured to contain 1.4 mg/L Ag. In Test VF2, the filtration cycle times were prolonged, which resulted in an increase of the final moisture content, from 26% in VF1 to 32% in VF2. Filtrates were no longer assayed in the second test.

MineStart Management Inc	42

4.4.3   Scoping Filter Areas (VF3,4)

Larger amounts of pulp at 45% solids were prepared from dry Composite A residues C2 and C13 (Test VF3), as well as dry Composite B residues C5 and C15 (Test VF4). For Composite A residues, filtration with a form time of 60 seconds and a dry time of 120 seconds produced an 8mm cake with 17% residual moisture, and the unit filter areas were calculated at -255 kg/m2/h on a dry solids basis, and -360 U m2/h of solution. For Composite B residues the test yielded an 11mm cake with 17% moisture, a cake capacity of -455 kg/m2/h and a filtrate capacity of -605 U m2/h. The filtrate appeared to be slightly clouded by entrained fines.

4.4.4   Flocculated Pulp Results (VF5,6)

The 24-hour leach pulps at 45% solids of Composite A (C17) and Composite B (C18) were flocculated at pH 10.5 with 25g/t Magnafloc 156, and subjected to filtration with 30 seconds form time and 60 seconds dry time. The cake was washed with 1g/L NaCN with 30 seconds of form time and 60 seconds of dry time, followed by a final water wash. The pregnant filtrate was a bit turbid, but the barren filtrate and the wash water cleared up progressively.

For composite A pulp (VF5), a 2mm washed cake was obtained containing 24% moisture and the calculated unit filter areas were -85 kg/m2/h and -105 U m2/h, respectively. The sequential filtrates (61, 15, 24 mL) were progressively depleted in Ag (51, 37, 10 mg/L), Au (0.24, 0.21, 0.06 mg/L) and Cu (0.58, 0.26, 0.17 mg/L).

For composite B pulp (VF6), a 3mm washed cake was obtained containing 18% moisture and the calculated unit filter areas were -215 kg/m2/h and -120 L/ m2/h, respectively. The sequential filtrates (87, 27, 28 mL) were progressively depleted in Ag (38, 29, 7 mg/L), Au (0.29, 0.25, 0.08 mg/L); other metals were generally below their detection limits.

MineStart Management Inc	43

4.5    COLUMN LEACHING

Encouraging results with cyanide leaching of the as-received materials prompted an exploratory investigation of the heap leaching potential for the oxidic tailings. A transparent column 4" in diameter with a perforated base plate was set up to simulate heap leaching of agglomerated Composite A + B material with recycled barren cyanide solution.

4.5.1 Column Start Up

Composite A+B was prepared by blending approximately equal residual weights of archived as-received materials, and a triplicate head assay yielded average values of 0.4g/t Au, 90 g/t Ag, 0.13% Cu, 0.96% Pb and 0.15% Zn. Around 31kg of the composite was initially loaded into the column after agglomeration. However, percolation of the fine materials during the pH adjustment period reduced both the solution flowrate and the pH. Therefore, the column contents were emptied and re-agglomerated by mixing with 5kg/t cement and water to bind the fines. The column was reloaded and then conditioned by circulating a pH 10.5 hydrated lime solution at a flowrate of approximately 0.05mL/sec.

After the column attained a pH of higher than 10, the feed solution was spiked with cyanide to a concentration of 0.5g/L NaCN, on day 14 after set up. However, the solution flowrate continued to decrease due to percolation of fines. Further agglomeration was conducted on the sample with cement and lime and the re-agglomerated sample was allowed additional curing time. In order to ensure intensive leaching, the cyanide level was increased to 2.0g/L after 26 days of leaching. The column leach test lasted for 81 days excluding the pH adjustment and agglomeration periods. The ICP head assay data of the feed composite is summarized in Table 4.21 below.

MineStart Management Inc	44

Table 4.21 - Comparison of ICP Data on Composites A + B

Sample Name		AVG.A*	AVG.B*	AVG.A+B	AVG.A+B	Detection
Element	Unit	F1,F3,F4,A	F2,F5,F6,B	Calculated	Measured	Minimum	Maximum	Method
Al	ppm	40,446.8	30,473.5	35,460.1	32,037.3	100.0	50,000	ICPM
Sb	ppm	181.5	128.5	155.0	163.7	5.0	2,000	ICPM
As	ppm	0.0	47.3	23.6	10.3	5.0	10,000	ICPM
Ba	ppm	697.3	561.0	629.1	601.3	2.0	10,000	ICPM
Bi	ppm	241.3	349.8	295.5	283.7	2.0	2,000	ICPM
Cd	ppm	0.0	0.0	0.0	0.0	0.2	2,000	ICPM
Ca	ppm	16,669.5	2,448.5	9,559.0	12,334.7	100.0	100,000	ICPM
Cr	ppm	199.3	173.3	186.3	108.0	1.0	10,000	ICPM
Co	ppm	10.8	7.5	9.1	9.3	1.0	10,000	ICPM
Cu	ppm	1,321.8	1,059.5	1,190.6	1,283.0	1.0	20,000	ICPM
Fe	ppm	75,626.8	83,417.8	79,522.3	73,123.7	100.0	50,000	ICPM
La	ppm	11.5	8.8	10.1	9.3	2.0	10,000	ICPM
Pb	ppm	11,242.3	6,326.0	8,784.1	9,583.0	2.0	10,000	ICPM
Mg	ppm	3,760.3	2,158.3	2,959.3	2,941.7	100.0	100,000	ICPM
Mn	ppm	2,941.0	1,806.5	2,373.8	2,190.3	1.0	10,000	ICPM
Hg	ppm	0.0	0.0	0.0	0.0	3.0	10,000	ICPM
Mo	ppm	33.3	33.0	33.1	17.0	1.0	1,000	ICPM
Ni	ppm	101.3	70.8	86.0	0.0	1.0	10,000	ICPM
P	ppm	277.3	198.3	237.8	217.7	100.0	50,000	ICPM
K	ppm	22,436.8	13,170.3	17,803.5	19,500.7	100.0	100,000	ICPM
Sc	ppm	3.0	2.0	2.5	3.0	1.0	10,000	ICPM
Ag	ppm	120.3	89.1	104.7	89.6	0.1	100	ICPM
Na	ppm	2,503.5	1,888.0	2,195.8	1,153.3	100.0	100,000	ICPM
Sr	ppm	52.3	29.3	40.8	49.0	1.0	10,000	ICPM
Tl	ppm	0.0	0.0	0.0	0.0	2.0	1,000	ICPM
Ti	ppm	791.8	497.8	644.8	1,008.3	100.0	100,000	ICPM
W	ppm	10.3	21.3	15.8	18.0	5.0	1,000	ICPM
V	ppm	41.5	32.3	36.9	38.3	2.0	10,000	ICPM
Zn	ppm	2,264.5	864.8	1,564.6	1,455.0	1.0	10,000	ICPM
Zr	ppm	28.8	24.5	26.6	27.0	1.0	10,000	ICPM
*averages including measured heads of indicated flotation tests

4.5.2 Column Operation

Pregnant solution was collected and stripped with carbon at regular intervals. The carbon was screened out, washed, dried, weighed and assayed for Au and Ag. The barren solution was adjusted to the target free NaCN and pH levels and recycled to the top of the column at approximately 0.05ml_/s. All reagent additions and measurements were recorded on log sheets, and the on-going performance of the column was evaluated based on the initial head assays. The data was reported to the client, noting that the final evaluation would be based on the calculated material balance at the end of the campaign. The overall performance of the column is shown in Figure 4.21 and leach conditions are listed in Table 4.22 below.

MineStart Management Inc	45

Table 4.22 - Column Leach Test Conditions

pH:	~11	Cyanide Concentration	0.5 g/L (Set-up Day 15-40)
Time consumption:	7.13 kg/t		2.0 g/L (Set-up Day 40-100)
*Cement consumption:	21.8 kg/t	*NaCN Consumption:	2.32 kg/t
*Agglomeration Lime:	6.6 kg/t	Flowrate:	~ 0.05 mL/sec
®Agglomerated Particle Sze (P80):	2614 mm	Column Size:	φ 0.102 m x 3.048 m (φ4" x 10')
*Non-optimzed amounts totaled over separate test segments;  @Average parlide size of cdumn leach residue

In the first 41 days, the extraction kinetics were vigorous, and about 67% of the gold and 61% of the silver were recovered on the carbon. These relatively slow extraction rates, as compared to Figures 4.13 and 4.14 are typical of column leaching of porous agglomerates. Increasing the NaCN level from 0.5g/L to 2.0g/L after Day 26 did not significantly benefit the extraction kinetics. The cyanide consumption was 2.32kg/t, which could be reduced substantially if the free cyanide concentration were kept below 0.5g/L NaCN. Lime and cement consumption were 7.1 kg/t and 21.8kg/t respectively. These consumption levels, especially those for the cement, can be decreased by further optimization. Therefore, agglomeration tests were performed as discussed below.

MineStart Management Inc	46

4.5.3 Column Ending

The column test was ended by 4 displacement washes with pH 10.5 hydrated lime solution. Carefully discharged contents of the column were then separated into sections representing various parts of the column. The wash solutions and residues were assayed separately for Au and Ag, and the overall metallurgical balance was calculated (Table 4.23).

Table 4.23 - Column Leach Metallurgical Balance

	Volume	Weight	NaCN	Grade, mg/L, g/t		Recovery, %
	L	kg	g/L	Au	Ag	Au	Ag
Final Barren Sol'n	4.0		1.30	0.02	0.2	0.6	0.0
1st Wash Solution	4.6		1.10	0.05	11.0	1.7	2.1
2nd Wash Solution	3.7		0.50	0.03	5.7	0.8	0.9
3rd Wash Solution	5.4		0.05	0.01	0.9	0.4	0.2
4th Wash Solution	4.4		0.02	<0.01	0.3	0.4	0.1
Total Carbon						74.8	69.7
Total Extraction						78.9	73.0
Residue		30.94		0.09	21.0	21.1	27.0
Calculated Head				0.43	77.9	100.0	100.0
Measured Head				0.41	83.0

The test results indicate that the composite responded well to the heap leach process. About 79% of the gold and 73% of the silver were leached out after exposure to cyanide for 81 days. The extractions should be compared to the 72-hour bottle roll leach data for as-received Composites A and B (on average 81.8% Au and 67.8% Ag, see Table 4.14).

MineStart Management Inc	47

4.5.4 Column Residue Analyses

The residues representing the top and bottom parts of the column returned similar grades of 0.08 to 0.10 g/t Au and 21.0 to 21.1 g/t Ag, respectively. Size-assay analyses on these residues, de-agglomerated by rolling, are shown in Figures 4.22 and 4.23 to indicate that most of the Ag is lost in the coarse fractions, suggesting inadequate liberation. Elevated gold levels, however, were also encountered in the undersize, likely associated with refractory clay minerals.

MineStart Management Inc	48

4.5.5 Column Residue Leaching

Two bottle-roll cyanidation tests on de-agglomerated top- and bottom-column residues (Pso ~215um), were conducted in 1.0g/L NaCN solution at pH -10.5 for 48 hours. The results as shown in Appendix V and summarized in Table 4.24 confirm that most of the gold and silver were leached in the column. The residual cyanide-leachable gold and silver could account for up to 12% of the Au and 2% of the Ag in Composite A+B. However, the gold concentration in solutions was consistently below the detection limit.

Table 4.24 - Cyanidation Leach on De-Agglomerated Column Residues

Test No	Sample ID	Calc'd Head		Extraction		Residue
		Au, g/t	Ag, g/t	Au, %	Ag, %	Au, g/t	Ag, g/t
C19	Col. Residue-Top	<0.11	21.5	<14.6	2.6	0.09	21.0
C20	Col. Residue-Bottom	<0.10	22.3	<14.4	2.1	0.09	21.9

MineStart Management Inc	49

4.5.6   Agglomeration Tests

Three agglomeration campaigns were needed using the procedure as described in Section 3.5, to produce stable column performance. This resulted in down time and exaggerated lime and cement consumption levels. The effect of cement dosage and cure time on agglomeration on Composite B was then investigated. The results obtained are presented in Figure 4.24 to suggest that the fine fraction percent (-20mesh) decreased considerably with increasing cement dosage, until the cement addition reached the 7kg/t level. Prolonged curing times further reduced the fines fraction to the 15% mark. Further tests are recommended to study the influence of cement dosage and methods of agglomeration on mechanical strength after prolonged wetting.

4.6   ELECTROWINNING (EMEW)

The EMEW (Electrometals Electrowinning) technology relies on the creation of suitable hydro-dynamic conditions for efficient deposition of metals from solutions that are considered too dilute for conventional electrolysis.   Test E1 was performed on pregnant solution generated from cyanidation tests C13 and C14, using a 5L/min solution flow and a current density of 55 A/m2. Depletion of Ag in solution from 58mg/L to 3mg/L was accomplished in 90 minutes. In Test E2, aluminum sulphate (0.5g/L) and sodium hydroxide were added to increase the solution conductivity, but the cathode passivated at 50A/m2 current density. The Ag deposition resumed at 100A/m2 and depletion was halted after 60 minutes, at ~17 mg/L Ag.

MineStart Management Inc	50

Test E3 was run at 15L/min flow and 100 A/m2 of current density and achieved depletion to ~3mg/L Ag in a shorter time than E1. The results, as described in Figure 4.25 and Table 4.25, suggest that the EMEW system will selectively deposit silver and gold from the pregnant solutions. The results from Tests E1 and E3 indicate that the silver tenor depletes reliably to 3mg/L Ag, but further optimization of plant size vs. current efficiency will be required. At the conditions tested, the deposition was very selective against co-deposition of the base metals. More detailed test data and feed solution identifications are provided in Appendix VI. The NaCN levels were followed in Test E2 only and were found to drop slightly from 0.66mg/L at the start to 0.54mg/L NaCN at the end of the test.

Table 4.25 - EMEW Test Results

Test No	Silver Tenor, mg/L		Time	Current Density	Flowrate
and Feed	Start	End	min	Aim2	L/min
E1 on C13+C14 PLS	57.6	3.0	90	55	~5
E2 on C5+C6 PLS	43.1	16.8	60	100	~5
E3 onC1+C16PLS	41.4	3.3	60	100	~15

MineStart Management Inc	51

MineStart Management Inc	52

5    CONCLUSIONS AND RECOMMENDATIONS
      ________________________________________________________________________

Cyanidation provided the best option for treatment of the materials tested, including acceptable settling and filtration rates even at the finest grinds. Batch 72-hour bottle roll cyanidation tests extracted approximately 68% of the silver and 82% of the gold from oxidic Composites A and B. Better recoveries of 78% Ag and 87% Au were achieved with grinding to 80% passing around 150 mesh. The sulphidic Composite C yielded extractions of -87% Ag and 85% Au at a finer grind of 80% passing 200 mesh.

Column cyanide leach data on agglomerated Composite A+B was encouraging with 73% of the silver and 79% of the gold extracted over 81 days. Further optimization of the agglomeration method is recommended to prevent percolation of the fines and to reduce lime and cement consumption.

Brief exploration of the EMEW recovery system showed some promise and would benefit from higher solution tenors than were tested.

Bulk flotation recovered less than 50% of the precious metals from the oxidic tailings, even at a fine grind. This disappointing response is probably due to the extensive degree of mineral oxidation present. Using modifiers such as Na2S, NaCN and CUSO4, yielded some improvements but not significant enough for implementation. The primary gravity separation tests (at conditions specified by the manufacturer) fell short of the desired upgrading effect. More detailed work would be required if further pursuit of these pre-concentration methods are to be contemplated.

SAMPLE  RECEIVING  LOG

Receiving Date:	30-Jul-04	Project No:	0406407
Carrier:	ISAAC Freight Ltd.	Company:	MineStart Management Inc.
Receiver:	Junpool/Julia/Li Cheng	Page:	1 of 5

Count	Sample Label	New ID	Container Type	Color	Type	Wet	Dry	Top Size	Fine Size	Dry Weight (grams)	Wet Weight (grams)	Moisture Content (%)
1	S1. S1	S-1	Plastic Bag	Brown		X				2,520	2,700	7.14
2	S1. S2	S-2	Plastic Bag	Brown		X				2,305	2,485	7.81
3	S1S3	S-3	Plastic Bag	Brown		X				2,495	2,675	7.21
4	S2S1	S-4	Plastic Bag	Brown		X				2,540	2,845	12.01
5	S2S2	S-5	Plastic Bag	Brown		X				1,995	2,220	11.28
6	S2S3	S-6	Plastic Bag	Brown		X				2,750	3,100	12.73
7	OL1. S1	S-7	Plastic Bag	Brown		X				4,710	5,305	12.63
8	OL1/S2	S-8	Plastic Bag	Brown		X				3,705	4,185	12.96
9	OL1. S3	S-9	Plastic Bag	Brown		X				3,090	3,455	11.81
10	O3LS. S1	S-10	Plastic Bag	Brown		X				3,520	3,805	8.10
11	O3LS. S2	S-11	Plastic Bag	Brown		X				3,770	4,355	15.52
12	O3LS. S3	S-12	Plastic Bag	Brown		X				3,915	4,380	11.88
13	O3LS. S4	S-13	Plastic Bag	Brown		X				3,960	4,405	11.24
14	OLS5. S1	S-18	Plastic Bag	Brown		X				3,925	4,245	8.15
15	OLS5. S2	S-19	Plastic Bag	Brown		X				4,030	4,330	7.44
16	OLS5. S3	S-20	Plastic Bag	Brown		X				4,090	4,590	12.22
17	OLS5. S4	S-21	Plastic Bag	Brown		X				4,165	5,030	20.77
18	OLS6. S1	S-22	Plastic Bag	Brown		X				3,500	3,725	6.43
19	OLS6. S2	S-23	Plastic Bag	Brown		X				3,680	4,105	11.55
20	OLS6. S3	S-24	Plastic Bag	Brown		X				3,950	4,550	15.19
Note :									Total	68,615	76,490	based on wet wt

SAMPLE  RECEIVING  LOG

Receiving Date:	30-Jul-04	Project No:	0406407
Carrier:	ISAAC Freight Ltd.	Company:	MineStart Management Inc.
Receiver:	Junpool/Julia/Li Cheng	Page:	2 of 5

Count	Sample Label	New ID	Container Type	Color	Type	Wet	Dry	Top Size	Fine Size	Dry Weight (grams)	Wet Weight (grams)	Moisture Content (%)
1	OLS6. S4	S-25	Plastic Bag	Brown		X				4,100	4,930	20.24
2	OLS7. S1	S-26	Plastic Bag	Brown		X				3,745	4,320	15.35
3	OLS7. S2	S-27	Plastic Bag	Brown		X				3,780	4,635	22.62
4	OLS7. S3	S-28	Plastic Bag	Brown		X				3,160	3,820	20.89
5	OLS7. S4	S-29	Plastic Bag	Brown		X				5,150	6,605	28.25
6	OLS8. S1	S-30	Plastic Bag	Brown		X				3,355	6,685	9.84
7	OLS8. S2	S-31	Plastic Bag	Brown		X				3,430	3,710	8.16
8	OLS8. S3	S-32	Plastic Bag	Brown		X				3,295	3,675	11.53
9	OLSS. S4	S-33	Plastic Bag	Brown		X				3,560	3,985	11.94
10	OLS9. S1	S-34	Plastic Bag	Brown		X				3,075	3,470	12.85
11	OLS9. S2	S-35	Plastic Bag	Brown		X				2,965	3,620	22.09
12	OLS9. S3	S-36	Plastic Bag	Brown		X				3,455	4,190	21.27
13	OLS9. S4	S-37	Plastic Bag	Brown		X				4,445	5,360	20.58
14	OLS10. S1	S-38	Plastic Bag	Brown		X				3,650	3,980	9.04
15	OLS10. S2	S-39	Plastic Bag	Brown		X				3,115	3,440	10.43
16	OLS10. S3	S-40	Plastic Bag	Brown		X				3,095	3,775	21.97
17	OLS10. S4	S-41	Plastic Bag	Brown		X				3,040	3,695	21.55
18	OM1. S1	S-42	Plastic Bag	Brown		X				3,605	3,980	1040
19	OM1. S2	S-43	Plastic Bag	Brown		X				3,475	3,835	10.36
20	OM1. S3	S-44	Plastic Bag	Brown		X				2,920	3,290	12.67
Note :									Total	70,415	82,000	based on wet wt

SAMPLE  RECEIVING  LOG

Receiving Date:	30-Jul-04	Project No:	0406407
Carrier:	ISAAC Freight Ltd.	Company:	MineStart Management Inc.
Receiver:	Junpool/Julia/Li Cheng	Page:	3 of 5

Count	Sample Label	New ID	Container Type	Color	Type	Wet	Dryl	Top Size	Fine Size	Dry Weight (grams)	Wet Weight (grams)	Moisture Content (%)
1	OM1. S4	S-45	Plastic Bag	Brown		X				3,255	3,635	11.67
2	OM2. S1	S-46	Plastic Bag	Brown		X				3,590	4,220	17.55
3	OM2. S2	S-47	Plastic Bag	Brown		X				2,860	3,210	12.24
4	OM2. S3	S-48	Plastic Bag	Brown		X				2,880	3,305	14.76
5	OM2. S4	S-49	Plastic Bag	Brown		X				3,140	3,570	13.69
6	OM3. S1	S-50	Plastic Bag	Brown		X				3,055	3,225	5.56
7	OM3. S2	S-51	Plastic Bag	Brown		X				2,880	3,140	9.03
8	OM3. S3	S-52	Plastic Bag	Brown		X				3,185	3,485	9.42
9	OM3. S4	S-53	Plastic Bag	Brown		X				2,930	3,180	8.53
10	OM4. S1	S-54	Plastic Bag	Brown		X				3,375	3,870	14.67
11	OM4. S2	S-55	Plastic Bag	Brown		X				3,080	3,780	22.73
12	OM4. S3	S-56	Plastic Bag	Brown		X				2,995	3,630	21.20
13	OM4. S4	S-57	Plastic Bag	Brown		X				2,975	3,695	24.20
14	OM5. S1	S-58	Plastic Bag	Brown		X				3,485	3,825	9.76
15	OM5. S2	S-59	Plastic Bag	Brown		X				2,975	3,625	21.85
16	OM5. S3	S-60	Plastic Bag	Brown		X				2,750	3,410	24.00
17	OM5. S4	S-61	Plastic Bag	Brown		X				3,085	3,580	16.05
18	OM6. S1	S-62	Plastic Bag	Brown		X				3,580	4,185	16.90
19	OM6. S2	S-63	Plastic Bag	Brown		X				3,445	4,180	21.34
20	OM6. S3	S-64	Plastic Bag	Brown		X				3,260	3,985	22.24
Note :									Total	62,780	72,735	based on wet wt

SAMPLE  RECEIVING  LOG

Receiving Date:	30-Jul-04	Project No:	0406407
Carrier:	ISAAC Freight Ltd.	Company:	MineStart Management Inc.
Receiver:	Junpool/Julia/Li Cheng	Page:	4 of 5

Count	Sample Label	New ID	Container Type	Color	Type	Wet	Dry	Top Size	Fine Size	Dry Weight (grams)	Wet Weight (grams)	Moisture Content (%)
1	OM8. S1	S-68	Plastic Bag	Brown		X				3,770	4,440	17.77
2	OM8. S2	S-69	Plastic Bag	Brown		X				3,915	4,375	11.75
3	OM8. S3	S-70	Plastic Bag	Brown		X				3,845	4,745	23.41
4	OM 9. S1	S-71	Plastic Bag	Brown		X				5,390	5,935	10.11
5	OM 9. S2	S-72	Plastic Bag	Brown		X				3,840	4,125	7.42
6	OM 9. S3	S-73	Plastic Bag	Brown		X				4,140	4,570	10.39
7	O5A/S1	S-75	Plastic Bag	Brown		X				4,325	4,640	7.28
8	O5A. S2	S-76	Plastic Bag	Brown		X				8,760	4,260	13.30
9	O5A. S3	S-77	Plastic Bag	Brown		X				4,045	4,615	14.09
10	O1 S2		Plastic Bag	Brown		X				1,970	2,210	12.18
11	O1 S1		Plastic Bag	Brown		X				2,615	2,985	14.15
12	6OC. S1		Plastic Bag	Brown		X				3,745	4,260	13.75
13	O1 S3		Plastic Bag	Brown		X				1,075	2,370	14.22
14	O2 S3		Plastic Bag	Brown		X				4,510	4,985	10.53
15	O2 S1. S4		Plastic Bag	Brown		X				3,465	3,925	13.28
16	O2 S1		Plastic Bag	Brown		X				3,690	4,190	13.55
17	O3. S3		Plastic Bag	Brown		X				2,755	3,010	9.26
18	O3. S1		Plastic Bag	Brown		X				2,465	2,605	5.68
19	O3. S2		Plastic Bag	Brown		X				2,895	3,115	7.60
20	O4. S3		Plastic Bag	Brown		X				3,880	4,650	19.85
Note :									Total	71,095	30,010	based on wet wt

SAMPLE  RECEIVING  LOG

Receiving Date:	30-Jul-04	Project No:	0406407
Carrier:	ISAAC Freight Ltd.	Company:	MineStart Management Inc.
Receiver:	Junpool/Julia/Li Cheng	Page:	5 of 5

Count	Sample Label	New ID	Container Type	Color	Type	Wet	Dry	Top Size	Fine Size	Dry Weight (grams)	Wet Weight (grams)	Moisture Content (%)
1	O4. S1		Plastic Bag	Brown		X				3,895	4,305	10.53
2	OL2. S1		Plastic Bag	Brown		X				2,945	3,220	9.34
3	O4. S2		Plastic Bag	Brown		X				3,890	4,575	17.61
4	O2. S2		Plastic Bag	Brown		X				4,275	5,070	18.60
5	O2 S1. S2		Plastic Bag	Brown		X				3,320	3,490	5.12
6	O2 S1. S3		Plastic Bag	Brown		X				3,125	3,580	14.56
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Note :									Total	21,450	24,240	Based on wet wt

SAMPLE  RECEIVING  LOG

Receiving Date:	08-Nov-04	Project No:	0406407
Carrier:	Bryan Slim	Company:	MineStart Management Inc.
Receiver:	Boja	Page:	1 of 1

Count	Sample Label	New ID	Container Type	Color	Type	Wet	Dry	Top Size	Fine Size	Dry Weight (grams)	Wet Weight (grams)	Moisture Content (%)
1	Oxide Ore		Plastic Bag		Rock		X	~5 cm			8,100
2	Sulphide Tailings		4 Plastic Bags		Solids	X		< 1mm			7,600
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Nole :									Total	0	15,700	based on wet wt

BULK DENSITY AND SPECIFIC GRAVITY MEASUREMENT REPORT

Client:	MineStart Management Inc.	Date:	19-Aug-04
Sample:	as specified	Project:	0406407

Sample ID	Compact Bulk Density g/cm3	Specific Gravity
S2	1.66	2.738
S10	1.73	2.623
S22	1.73	2.760
S45	1.60	2.757
S50	1.63	2.737
S74	1.57	2.717

BOND MILL GRINDABILITY TEST REPORT

Client:	MineStart Management Inc.	Date:	16-Dec-04
Test:	BI-1	Project:	0406407
Sample:	Oxide Ore Composite

TEST CONDITIONS

Cycle	Oversize Wt.	Product Wt.	Feed Undersize	Net Product	Product per Rev.	Required Rev.
	grams	grams	grams	grams	grams/rev.	rev.
1		473	369	104	1.04	100
2	949	393	130	263	1.09	242
3	942	400	108	292	1.15	253
4	952	390	110	280	1.18	237
5	892	449	107	342	1.47	233
6	958	383	123	260	1.48	176

	SIZE ANALYSIS			TEST RESULTS
Sieve Size		% Passing		Material Charge Wt.-700 mL(g) =	1,342
Tyler mesh	µm	Feed	Product	Test Screen (urn) =	74
8	3,360	90.3		Undersize in Feed (%)=	27.5
10	1,680	81.0		Circulating Load (%) =	250
14	1,190	70.9		Gbp (ave.) =	1.47
20	841	64.5		Product P80 (urn) =	57.1
28	595	56.6		Feed F80 (urn) =	1,628
35	420	49.8		W (kWh/ton) =	11.2
48	297	44.0		W (kWh/tonne) =	12.3
65	210	38.7
100	149	34.6
150	105	30.0
200	74	26.8	100.0
270	53	23.1	75.0
325	44	21.7	67.5
400	37	20.7	61.9

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG1	Project:	0406407
Sample:	Comp A head
Grind:	1kg for 10 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.0	100.0
150	105	3.1	96.9
200	74	14.7	82.2
270	53	21.9	60.4
325	44	6.2	54.1
400	37	6.6	47.6
Undersize	-37	47.6	-
TOTAL:		100.0

80 % Passing Size (µm) =   72

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG2	Project:	0406407
Sample:	Comp A head
Grind:	1kg for 7.3 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.5	99.5
150	105	9.1	90.3
200	74	20.7	69.7
270	53	17.0	52.6
325	44	5.2	47.4
400	37	4.1	43.3
Undersize	-37	43.3	-
TOTAL:		100.0

70 % Passing Size (µm) =    75

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG3	Project:	0406407
Sample:	Comp B head
Grind:	1kg for 8 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.9
150	105	1.9	98.0
200	74	12.5	85.6
270	53	22.4	63.1
325	44	7.6	55.6
400	37	6.1	49.5
Undersize	-37	49.5	-
TOTAL:		100.0

80 % Passing Size (µm) =    69

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG4	Project:	0406407
Sample:	Comp B head
Grind:	1kg for 5.5 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.8
150	105	6.1	93.7
200	74	19.2	74.5
270	53	18.7	55.7
325	44	5.9	49.9
400	37	4.1	45.8
Undersize	-37	45.8	-
TOTAL:		100.0

80 % Passing Size (µm) =   83

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG5	Project:	0406407
Sample:	Comp B head
Grind:	1kg for 6.75 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.8
150	105	3.3	96.5
200	74	15.2	81.3
270	53	19.4	61.8
325	44	7.7	54.1
400	37	4.9	49.2
Undersize	-37	49.2	-
TOTAL:		100.0

80 % Passing Size (µm) =    73

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG6	Project:	0406407
Sample:	Comp C head
Grind:	1kg for 10 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.9	99.1
150	105	5.0	94.1
200	74	20.4	73.6
270	53	21.7	51.9
325	44	6.6	45.3
400	37	5.9	39.4
Undersize	-37	39.4	-
TOTAL:		100.0

80 % Passing Size (µm) =    83

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	TG7	Project:	0406407
Sample:	Comp C head
Grind:	1kg for 11 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	0.3	99.7
150	105	5.9	93.8
200	74	16.5	77.3
270	53	16.4	60.8
325	44	9.3	51.6
400	37	6.5	45.1
Undersize	-37	45.1	-
TOTAL:		100.0

80 % Passing Size (µm) =    79

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	18-Aug-04
Test:	S1	Project:	0406407
Sample:	S10
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
35	420	1.8	98.2
48	297	22.9	75.3
65	210	11.2	64.1
100	149	14.0	50.1
150	105	13.9	36.2
200	74	8.9	27.3
270	53	7.3	20.0
325	44	2.5	17.5
400	37	2.3	15.2
Undersize	-37	15.2	-
TOTAL:		100.0

80 % Passing Size (µm) =    321

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	18-Aug-04
Test:	S2	Project:	0406407
Sample:	S2
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
35	420	1.0	99.0
48	297	9.0	90.0
65	210	12.9	77.1
100	149	16.3	60.8
150	105	16.9	44.0
200	74	11.9	32.0
270	53	10.7	21.3
325	44	2.8	18.5
400	37	2.4	16.1
Undersize	-37	16.1	-
TOTAL:		100.0

80 % Passing Size (µm) =    228

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	18-Aug-04
Test:	S3	Project:	0406407
Sample:	S45
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
35	420	0.3	99.7
48	297	13.4	86.3
65	210	14.6	71.7
100	149	18.0	53.8
150	105	17.9	35.9
200	74	11.0	24.9
270	53	8.4	16.5
325	44	2.7	13.8
400	37	2.0	11.8
Undersize	-37	11.8	-
TOTAL:		100.0

80 % Passing Size (µm) =           258

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	18-Aug-04
Test:	S4	Project:	0406407
Sample:	S22
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
35	420	1.8	98.2
48	297	32.6	65.7
65	210	20.3	45.4
100	149	14.9	30.5
150	105	10.4	20.1
200	74	5.5	14.6
270	53	3.8	10.8
325	44	1.6	9.1
400	37	1.0	8.2
Undersize	-37	8.2	-
TOTAL:		100.0

80 % Passing Size (µm) =       352

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	18-Aug-04
Test:	S5	Project:	0406407
Sample:	S50
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
35	420	1.6	98.4
48	297	7.9	90.5
65	210	9.1	81.4
100	149	13.8	67.6
150	105	18.9	48.7
200	74	14.3	34.4
270	53	12.7	21.8
325	44	3.4	18.4
400	37	2.8	15.6
Undersize	-37	15.6	-
TOTAL:		100.0

80 % Passing Size (µm) =          203

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	18-Aug-04
Test:	S6	Project:	0406407
Sample:	S74
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
35	420	1.0	99.0
48	297	20.0	79.0
65	210	25.9	53.2
100	149	23.1	30.0
150	105	15.5	14.5
200	74	6.7	7.8
270	53	3.5	4.2
325	44	1.2	3.1
400	37	0.5	2.6
Undersize	-37	2.6	-
TOTAL:		100.0

80 % Passing Size (µm) =        303

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	SA	Project:	0106407
Sample:	Comp A head
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	2.4	97.6
48	297	13.9	83.7
65	210	12.1	71.6
100	149	14.9	56.7
150	105	13.6	43.2
200	74	9.6	33.6
270	53	7.4	26.2
325	44	2.7	23.4
400	37	1.4	22.0
Undersize	-37	22.0	-
TOTAL:		100.0

80 % Passing Size (µm) =               269

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	SB	Project:	0106407
Sample:	Comp B head
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	2.0	98.0
48	297	3.8	94.3
65	210	8.0	86.3
100	149	12.9	73.4
150	105	16.5	56.8
200	74	13.2	43.7
270	53	10.8	32.9
325	44	3.8	29.0
400	37	3.4	25.7
Undersize	-37	25.7	-
TOTAL:		100.0

80 % Passing Size (µm) =          179

Size Distribution

Particle Size, µm

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	14-Sep-04
Test:	SC	Project:	0106407
Sample:	Comp C head
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	4.1	95.9
48	297	9.0	86.9
65	210	14.6	72.3
100	149	17.6	54.7
150	105	15.4	39.2
200	74	9.6	29.6
270	53	7.7	21.9
325	44	2.7	19.2
400	37	1.8	17.4
Undersize	-37	17.4	-
TOTAL:		100.0

80 % Passing Size (µm) =              254

Size Distribution

Particle Size, µm

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	10-Aug-04
Sample:	as specified	Project:	0406407

	Fire Assays		AA	ICPM		Fire Assays		AA	ICPM
Sample id	Au	Ag	Ag	Ag	Sample id	Au	Ag	Ag	Ag
	g/t	g/t	ppm	ppm		g/t	g/t	ppm	ppm
S1	0.34	29	40	31.5	S42	0.62	87.4	80	74.6
S2	0.32	37.9	50	46.7	S43	0.46	79.6	70	71.1
S3	0.38	38.7	50	46.5	S44	0.5	68.9	70	71
S4	0.27	23	30	36.4	S45	0.34	86	110	116.9
S5	0.16	7.9	20	15.3	S46	0.68	79.4	100	110.5
S6	0.19	19	20	17.6	S47	0.65	85.1	100	115.6
S7	0.39	74.2	90	94.2	S48	0.49	71	90	100.3
S8	0.3	53.9	60	69.1	S49	0.53	61.2	90	94.9
S9	0.34	67.6	80	82.8	S50	0.5	43	70	68.6
S10	0.36	76.1	95	91.8	S51	0.45	50.7	60	66.4
S11	0.42	82.1	110	111.2	S52	0.37	68.7	80	86.6
S12	0.3	100.2	100	97.6	S53	0.34	81.9	90	93.7
S13	0.25	100.3	90	98.6	S54	7	97.2	120	109.7
S18	1.22	127.8	150	178.6	S55	0.6	85	120	104.3
S19	0.34	111.9	110	107.7	S56	0.57	81.1	90	119.5
S20	0.26	132.9	150	147.8	S57	0.5	62.1	70	78.7
S21	0.31	95.7	90	102.2	S58	0.5	52.9	80	69.4
S22	0.29	145	150	183.6	S59	0.36	51.3	70	63.3
S23	0.18	78.8	110	100.5	S60	0.38	54	70	70.5
S24	0.3	88.5	90	96.7	S61	0.35	73.2	80	87
S25	0.33	83.4	100	107.9	S62	0.62	68.6	70	77.4
S26	0.36	93.5	90	100.4	S63	0.67	73.8	90	84.1
S27	0.4	89.1	110	98.3	S64	0.53	60	70	71.6
S28	0.29	88.4	110	107.6	S68	0.33	41.4	60	60.6
S29	0.2	100.9	100	109.2	S69	0.44	83.5	100	100.3
S30	0.29	74.8	100	88.1	S70	0.54	61.4	70	71
S31	0.38	81.5	90	95.3	S71	0.41	42.3	50	59.4
S32	0.42	97.2	100	107.2	S72	0.55	59.5	80	75
S33	0.35	84.9	100	96.4	S73	0.44	43.9	60	62.9
S34	0.38	114	120	125	06C.S1	0.54	57.1	70	75.3
S35	0.33	118.8	110	112	S75	0.37	47.2	80	69.1
S36	0.26	93.3	90	90.8	S76	0.26	40.6	60	55.5
S37	0.36	92.1	90	93.3	S77	0.45	69.8	90	101.1
S38	0.29	69.7	90	87.5
S39	0.3	79.5	80	83.8	FA = fire assay
S40	0.23	81.1	80	78.8	AA = 20% HN03 digestion and AA finish
S41	0.21	102.3	100	100.8	ICPM = multi acid digestion and ICP finish

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	10-Aug-04
Sample:	as specified	Project:	0406407

Comparative Silver Analyses, ppm

Sample ID	Fire Assay	Standard AA		Total digestion A
	Original, g/t	Original	Repeat	AM	ICPM
S5	7.9	20	20	20	15
S20	132.9	150	130	150	148
S22	145.0	150	140	150	150
S30	74.8	100	80	100	88
S50	43.0	70	50	70	63
S72	59.5	80	60	80	75

Duplicate Au Assays, g/t

Sample			Fire Assay Results
ID	Original	R1	R2	R3	R4	R5
S2	0.32	0.37	0.35	0.37	0.39	0.39
S10	0.36	0.38	0.39	0.46
S22	0.29	0.43	0.34	0.34
S45	0.34	0.40	0.38	0.41
S50	0.50	0.66	0.59	0.61
S74	0.54	0.49	0.43	0.51	0.50	0.54

Duplicate Ag Assays, ppm

Sample			Multi Acid ICP Results
ID	Original	R1	R2	R3	R4	R5
S2	46.7	41.1	39.8	40.2	48.2	42.8
S10	91.8	83.0	84.2	84.4
S22	183.6	139.0	141.9	136.0
S45	116.9	105.2	98.0	106.5
S50	68.6	59.5	60.8	62.5
S74	75.3	70.4	67.8	63.0	63.5	61.3

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Individual Head ICP	Project:	0406407
Sample:	S1-S18	Page:	1 of 5

Elements	Units	S1 Head	S2 Head	S3 Head	S4 Head	S5 Head	S6 Head	S7 Head	S8 Head	S9 Head	S10 Head	S11 Head	S12 Head	S13 Head	S18 Head
Al	ppm	20260	30410	31148	21339	27063	26464	18654	24723	28938	31137	35538	35129	32572	29351
Sb	ppm	116	102	107	102	86	106	245	216	212	179	184	209	194	196
As	ppm	69	41	34	81	<5	<5	67	27	88	35	21	40	30	85
Ba	ppm	260	585	557	431	507	449	364	423	485	609	791	730	617	702
Bi	ppm	192	201	202	184	108	155	333	224	232	259	290	262	190	368
Cd	ppm	<0.2	<0.2	<0.2	<0.2	1.7	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2
Ca	ppm	3680	4778	5526	1566	3490	3651	2201	1239	2761	7596	9289	15174	15389	10202
Cr	ppm	110	151	127	140	112	74	50	112	107	58	57	69	71	101
Co	ppm	9	10	10	10	10	9	5	5	7	8	13	11	9	11
Cu	ppm	1168	1633	1575	2099	1470	1127	1665	1170	1427	1294	1513	1051	1339	1188
Fe	ppm	6.2	6.5	6.5	6.1	5.5	5.9	4.3	4.7	5.9	5.7	6.3	6.3	5.7	7.3
La	ppm	6	9	10	6	9	8	7	9	10	12	12	13	12	10
Pb	ppm	1489	2892	3001	1433	831	1188	6810	6790	6972	7911	0.012	0.013	0.01	0.013
Mg	ppm	4657	5761	5894	4954	6228	5765	1783	2011	2029	2573	3161	3185	3234	2816
Mn	ppm	1309	1718	1885	1176	1534	1499	627	637	853	1875	2414	3134	2001	2844
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3
Mo	ppm	17	18	17	14	12	14	23	22	22	16	14	15	14	17
Ni	ppm	<1	<1	<1	<1	<1	<1	1	1	3	<1	2	3	<1	<1
P	ppm	<100	235	207	127	189	175	125	178	244	230	274	285	216	237
K	ppm	8558	17316	17307	10006	14140	12333	9335	14988	16096	17845	19559	23237	20336	18330
Sc	ppm	2	3	2	2	2	2	2	2	3	3	3	3	3	3
Ag	ppm	31.5	46.7	46.5	36.4	15.3	17.6	94.2	69.1	82.8	91.8	111.2	97.6	98.6	178.6
Na	ppm	491	1147	1003	461	666	610	733	686	955	1077	666	658	712	612
Sr	ppm	21	44	42	25	29	27	26	32	39	41	45	53	45	40
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2
Ti	ppm	531	1117	907	653	948	719	545	590	797	685	833	1006	839	780
W	ppm	40	23	32	16	24	33	16	16	20	16	18	12	15	18
V	ppm	24	35	35	26	31	30	24	30	40	38	42	44	40	42
Zn	ppm	1012	1279	1396	955	1245	1218	760	661	1067	1321	1554	2048	1619	1560
Zr	ppm	21	38	34	26	36	31	21	34	37	33	30	37	31	32

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Individual Head ICP	Project:	0406407
Sample:	S1-S18	Page:	2 of 5

Elements	Units	S19 Head	S20 Head	S21 Head	S22 Head	S23 Head	S24 Head	S25 Head	S26 Head	S27 Head	S28 Head	S29 Head	S30 Head	S31 Head	S32 Head
Al	ppm	30932	35157	36938	33983	37186	35525	37928	35094	32087	34599	40628	36599	38386	34436
Sb	ppm	220	213	214	191	198	199	198	216	180	196	199	202	201	217
As	ppm	36	16	18	20	12	24	26	36	<5	15	<5	38	<5	38
Ba	ppm	732	785	780	809	831	682	720	825	775	765	797	814	771	672
Bi	ppm	245	201	156	236	128	240	246	259	262	242	194	182	159	267
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2
Ca	ppm	12293	13993	14446	15605	13189	15105	14834	14007	9678	12094	14753	13655	16060	15087
Cr	ppm	77	117	70	135	51	97	46	59	69	37	86	79	69	46
Co	ppm	11	13	11	15	11	10	10	10	11	11	10	10	11	10
Cu	ppm	1055	1294	1013	1422	931	1052	1135	1096	1439	1160	1116	856	1067	1231
Fe	ppm	6.3	6.5	6	6.7	5.9	6.3	6.1	5.8	5.6	5.9	5.8	6.2	6.6	6.1
La	ppm	11	12	13	12	15	12	13	13	12	13	14	14	14	12
Pb	ppm	0.014	0.015	0.013	0.017	0.013	9977	9703	0.011	9258	9378	9924	0.01	0.014	0.011
Mg	ppm	2771	2930	3370	2936	3027	3215	3571	3121	3101	2692	3058	2952	3631	3341
Mn	ppm	2971	3857	2800	4157	2856	2451	2360	2515	2338	2906	2560	2469	2538	2166
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3
Mo	ppm	17	13	15	14	13	14	15	15	12	12	13	14	15	16
Ni	ppm	2	2	7	<1	<1	<1	<1	<1	<1	<1	3	2	<1	<1
P	ppm	286	270	274	282	268	249	280	268	243	287	312	282	285	248
K	ppm	20031	22007	25474	21074	26879	22108	24362	24072	19486	21950	24178	25831	25157	22363
Sc	ppm	3	3	4	2	3	4	3	3	3	2	4	3	4	3
Ag	ppm	107.7	147.8	102.2	183.6	100.5	96.7	107.9	100.4	98.3	107.6	109.2	88.1	95.3	107.2
Na	ppm	647	648	746	627	718	730	779	730	683	658	782	723	772	713
Sr	ppm	46	54	60	49	59	51	57	52	46	50	57	59	57	51
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2
Ti	ppm	750	970	1036	921	939	965	989	925	776	784	1015	943	981	841
W	ppm	14	13	13	16	15	13	14	10	15	10	7	9	15	16
V	ppm	47	45	44	45	44	42	44	41	36	41	45	45	48	43
Zn	ppm	1689	1850	2040	1704	1998	1820	2033	1728	1308	1778	2285	1918	2125	1862
Zr	ppm	33	37	44	31	41	36	36	35	33	33	40	35	46	39

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Individual Head ICP	Project:	0406407
Sample:	S1-S18	Page:	3 of 5

Elements	Units	S33 Head	S34 Head	S35 Head	S36 Head	S37 Head	S38 Head	S39 Head	S40 Head	S41 Head	S42 Head	S43 Head	S44 Head	S45 Head	S46 Head
Al	ppm	37679	35172	33391	37011	35470	38450	36691	36312	36713	21022	24400	24856	28293	25450
Sb	ppm	206	202	231	200	218	197	206	187	225	126	135	141	183	159
As	ppm	20	24	37	9	21	20	8	12	11	82	73	99	66	105
Ba	ppm	753	749	707	765	670	766	798	753	673	452	560	630	673	462
Bi	ppm	225	283	271	204	248	152	140	121	146	348	290	295	265	832
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2
Ca	ppm	14328	11787	14915	13607	15831	12050	15738	16050	17444	4042	2050	2400	6070	2409
Cr	ppm	62	97	44	70	61	65	75	69	63	54	73	115	37	50
Co	ppm	9	11	10	9	9	11	10	9	9	6	6	6	10	7
Cu	ppm	1136	1210	1052	978	1185	938	943	993	1223	1078	966	976	945	1311
Fe	ppm	6.1	6	5.7	5.7	5.6	5.9	6.2	5.3	5.7	6.9	6.4	6.9	5.8	6.3
La	ppm	13	12	12	13	13	15	13	13	13	7	9	9	10	8
Pb	ppm	0.011	8786	0.01	9904	8854	0.012	0.015	8855	0.011	4044	4481	4676	0.011	7654
Mg	ppm	3439	2943	3039	3276	3776	3092	2886	3180	3395	2614	1889	1827	2266	1846
Mn	ppm	2173	3028	3313	2369	1989	2774	2657	1953	1958	1377	1150	1341	2260	1465
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3
Mo	ppm	15	14	15	14	15	13	18	12	14	17	16	21	21	17
Ni	ppm	3	<1	<1	4	2	<1	<1	<1	<1	<1	<1	<1	<1	4
P	ppm	280	268	242	270	273	282	291	258	266	139	171	184	223	154
K	ppm	25059	23164	22188	25312	22220	25575	24914	26013	22115	9754	12551	13918	17887	12260
Sc	ppm	3	4	3	4	3	4	3	3	3	2	2	3	2	2
Ag	ppm	96.4	125	112	90.8	93.3	87.5	83.8	78.8	100.8	74.6	71.1	71	116.9	110.5
Na	ppm	198	689	657	755	711	897	762	983	943	568	528	184	223	154
Sr	ppm	59	56	53	58	51	56	54	60	48	26	28	31	38	28
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2
Ti	ppm	914	962	856	992	932	914	870	1032	993	433	559	571	562	495
W	ppm	14	14	15	14	20	7	8	14	11	33	26	29	11	17
V	ppm	45	42	39	43	41	46	44	40	42	28	30	33	35	30
Zn	ppm	1899	1720	1657	1805	1752	1878	1912	1674	1651	738	777	807	1508	918
Zr	ppm	38	34	37	42	38	44	40	43	38	22	25	26	29	28

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Individual Head ICP	Project:	0406407
Sample:	S1-S18	Page:	4 of 5

Elements	Units	S47 Head	S48 Head	S49 Head	S50 Head	S51 Head	S52 Head	S53 Head	S54 Head	S55 Head	S56 Head	S57 Head	S58 Head	S59 Head	S60 Head
Al	ppm	19325	26080	24350	22557	21351	26685	35601	26559	24074	25550	29866	40127	35105	34352
Sb	ppm	181	160	147	133	147	165	163	125	156	169	137	102	124	127
As	ppm	111	86	94	121	138	80	28	76	136	100	83	92	105	105
Ba	ppm	369	457	527	575	517	700	800	522	482	488	583	671	750	747
Bi	ppm	666	449	328	241	212	261	246	473	665	560	284	378	296	288
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2
Ca	ppm	2558	1684	1270	1063	1044	3946	5374	4687	2594	3380	1409	1381	1273	1532
Cr	ppm	47	132	44	62	93	164	102	39	35	56	36	95	104	45
Co	ppm	7	7	7	6	6	8	10	7	8	6	7	8	8	8
Cu	ppm	1167	1275	1130	844	564	697	1012	1551	1047	1318	1161	1398	864	807
Fe	ppm	6.7	6.8	7.5	7.6	6.6	5.9	6.1	6.7	6.9	6.7	7.6	8.5	7.1	6.9
La	ppm	6	10	8	8	8	9	12	11	8	9	9	12	12	11
Pb	ppm	7663	6122	5752	4778	5595	7818	8368	6705	7332	7843	5219	6128	6051	6517
Mg	ppm	1314	1551	1829	1351	982	1876	3267	2629	1528	1837	1943	3024	1966	1807
Mn	ppm	1778	1511	1327	946	1220	1416	2187	1583	1926	1572	1247	1296	1798	1760
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3
Mo	ppm	17	17	18	14	22	27	19	16	21	19	19	19	25	25
Ni	ppm	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1
P	ppm	148	148	163	203	150	213	248	167	160	166	183	285	272	258
K	ppm	8325	10582	10161	9677	10436	17610	24486	13888	10914	11456	11816	13542	17092	17651
Sc	ppm	1	2	2	2	3	2	4	2	2	1	3	3	3	2
Ag	ppm	115.6	100.3	94.9	68.6	66.4	86.6	93.7	109.7	104.3	119.5	78.7	69.4	63.3	70.5
Na	ppm	148	148	163	203	150	213	248	167	160	166	183	285	272	258
Sr	ppm	21	24	24	23	23	37	48	34	25	27	27	31	35	36
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2
Ti	ppm	371	554	482	593	539	830	883	472	377	435	536	791	698	604
W	ppm	18	22	33	28	19	16	18	25	17	22	33	35	21	17
V	ppm	26	29	32	35	29	34	42	31	31	30	34	48	40	40
Zn	ppm	821	878	730	599	629	1034	1467	836	907	905	822	975	971	953
Zr	ppm	21	36	28	27	31	30	34	31	24	28	32	43	40	39

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Individual Head ICP	Project:	0406407
Sample:	S1-S18	Page:	5 of 5

Elements	Units	S61 Head	S62 Head	S63 Head	S64 Head	S68 Head	S69 Head	S70 Head	S71 Head	S72 Head	S73 Head	S74 Head	S75 Head	S76 Head	S77 Head
Al	ppm	26610	19716	24345	22189	32372	19233	31110	31325	26884	26378	23726	24304	26686	29027
Sb	ppm	166	143	153	158	125	202	119	122	135	126	136	129	122	148
As	ppm	78	100	128	124	110	92	99	120	80	91	106	88	122	95
Ba	ppm	608	400	433	448	733	406	541	616	537	595	438	580	708	726
Bi	ppm	258	350	601	494	396	521	263	264	419	244	421	277	196	356
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2
Ca	ppm	3292	4133	3075	3626	1549	2173	954	871	1306	922	5469	1250	1367	2104
Cr	ppm	107	56	128	124	37	123	112	63	86	457	105	88	59	49
Co	ppm	8	7	8	7	9	8	7	6	6	8	7	7	6	7
Cu	ppm	678	1157	1200	1012	1053	1163	902	748	1020	735	1347	993	594	934
Fe	ppm	5.8	6.4	6.7	6.4	6.2	6.4	8.2	7.5	6.6	6.9	6.7	6.8	6.6	6.1
La	ppm	10	7	8	8	13	7	10	9	9	9	8	9	10	11
Pb	ppm	8768	5515	6756	6163	5505	7273	4605	4841	6043	4866	5515	4598	4218	7905
Mg	ppm	1572	1863	1729	1580	2104	1212	1690	1393	1796	1464	2313	1676	1128	1570
Mn	ppm	1575	1579	1641	1470	2592	2115	1161	1101	1365	1629	1387	1499	1530	1270
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3
Mo	ppm	22	20	18	19	24	20	20	22	17	23	19	17	32	18
Ni	ppm	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1
P	ppm	198	140	150	150	191	113	233	225	181	178	165	187	218	211
K	ppm	16414	9289	9467	9759	19123	8167	8432	11995	13284	13234	10516	12061	15868	16532
Sc	ppm	4	2	2	2	4	2	2	1	2	2	3	2	2	4
Ag	ppm	87	77.4	84.1	71.6	60.6	100.3	71	59.4	75	62.9	75.3	69.1	55.5	101.1
Na	ppm	198	140	150	150	191	113	233	225	181	178	165	187	218	211
Sr	ppm	34	26	24	25	38	19	21	26	29	28	30	27	30	34
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2	<2
Ti	ppm	702	443	558	531	564	479	692	547	613	675	556	669	605	615
W	ppm	13	31	23	22	15	19	41	26	27	19	25	22	10	19
V	ppm	34	27	31	28	33	25	36	36	32	35	31	33	34	33
Zn	ppm	1115	744	886	816	888	878	702	684	791	658	875	756	713	956
Zr	ppm	38	25	25	27	42	21	36	36	30	32	28	32	40	38

SIZE ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	20-Aug-04
Test:	SA1	Project:	0406407
Sample:	S2

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 48	+297	23.6	9.1	0.32	39.9	7.8	5.8
-48 + 65	-297+210	33.7	13.0	0.39	41.8	13.9	8.7
-65 + 100	-210+149	42.5	16.4	0.29	149.8	13.0	39.2
- 100+ 150	-149+105	44.1	17.0	0.48	47.5	22.3	12.9
- 150 + 200	-105+74	31.2	12.1	0.40	49.0	13.2	9.4
- 200 + 270	-74+53	27.9	10.8	0.36	41.2	10.6	7.1
- 270 + 325	-53+44	7.4	2.9	0.36	41.1	2.8	1.9
-325 + 400	-44+37	6.3	2.4	0.39	41.2	2.6	1.6
-400	-37	42.1	16.3	0.31	52.2	13.8	13.5
Calculated		258.8	100.0	0.37	62.8	100.0	100.0
Average measured				0.37	45.9

SIZE ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	20-Aug-04
Test:	SA2	Project:	0406407
Sample:	S10

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 48	+297	57.3	23.3	0.23	69.7	12.2	20.2
-48 + 65	-297+210	28.2	11.4	0.46	90.3	12.0	12.9
-65 + 100	-210+149	35.0	14.2	0.49	80.0	15.9	14.1
- 100+ 150	-149+105	34.8	14.1	0.57	72.2	18.4	12.7
- 150 + 200	-105+74	22.3	9.1	0.59	76.4	12.2	8.6
- 200 + 270	-74+53	18.4	7.5	0.37	71.7	6.3	6.7
- 270 + 325	-53+44	6.3	2.6	0.36	73.9	2.1	2.4
-325 + 400	-44+37	5.8	2.3	0.60	75.2	3.2	2.2
-400	-37	38.1	15.5	0.50	105.5	17.7	20.3
Calculated		246.3	100.0	0.44	80.4	100.0	100.0
Average measured				0.41	84.8

SIZE ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	20-Aug-04
Test:	SA3	Project:	0406407
Sample:	S22

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 48	+297	67.8	33.2	0.37	38.1	33.2	12.7
-48 + 65	-297+210	42.3	20.7	0.40	130.9	22.4	27.2
-65 + 100	-210+149	31.0	15.2	0.32	129.1	13.2	19.7
- 100+ 150	-149+105	21.6	10.6	0.42	117.9	12.0	12.5
- 150 + 200	-105+74	11.4	5.6	0.35	110.8	5.3	6.2
- 200 + 270	-74+53	8.0	3.9	0.34	106.1	3.6	4.2
- 270 + 325	-53+44	3.4	1.7	0.32	102.6	1.4	1.7
-325 + 400	-44+37	2.0	1.0	0.28	103.2	0.7	1.0
-400	-37	17.0	8.3	0.36	175.9	8.1	14.7
Calculated Average measured		204.4	100.0	0.37 0.35	99.4 140.0	100.0	100.0

SIZE ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	20-Aug-04
Test:	SA4	Project:	0406407
Sample:	S45

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 48	+297	25.9	13.5	0.50	146.1	15.9	19.1
-48 + 65	-297+210	28.1	14.6	0.48	131.4	16.5	18.6
-65 + 100	-210+149	34.6	18.0	0.41	105.5	17.4	18.4
- 100+ 150	-149+105	34.4	17.9	0.56	86.2	23.7	15.0
- 150 + 200	-105+74	21.2	11.0	0.35	72.5	9.1	7.8
- 200 + 270	-74+53	16.3	8.5	0.36	68.2	7.2	5.6
- 270 + 325	-53+44	5.1	2.7	0.42	74.1	2.6	1.9
-325 + 400	-44+37	3.8	2.0	0.40	83.8	1.9	1.6
-400	-37	22.8	11.9	0.20	103.9	5.6	12.0
Calculated		192.1	100.0	0.42	103.0	100.0	100.0
Average measured				0.39	104.6

SIZE ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	20-Aug-04
Test:	SA4	Project:	0406407
Sample:	S50

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 48	+297	19.7	8.0	0.38	94.3	6.5	12.2
-48 + 65	-297+210	22.7	9.2	0.38	78.1	7.5	11.7
-65 + 100	-210+149	34.5	14.0	0.32	68.0	9.6	15.5
- 100+ 150	-149+105	47.2	19.2	0.58	63.5	23.7	19.7
- 150 + 200	-105+74	35.6	14.5	0.54	49.2	16.8	11.5
- 200 + 270	-74+53	31.7	12.9	0.51	43.8	14.1	9.1
- 270 + 325	-53+44	8.4	3.4	0.45	42.1	3.3	2.3
-325 + 400	-44+37	7.0	2.8	0.47	43.2	2.8	2.0
-400	-37	38.9	15.9	0.46	62.2	15.6	16.0
Calculated		245.7	100.0	0.47	61.8	100.0	100.0
Average measured				0.57	62.6

SIZE ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	20-Aug-04
Test:	SA6	Project:	0406407
Sample:	S74

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 48	+297	44.8	20.2	0.32	57.2	19.1	18.7
-48 + 65	-297+210	58.0	26.1	0.24	52.0	18.5	22.0
-65 + 100	-210+149	51.9	23.4	0.26	54.9	17.9	20.8
- 100+ 150	-149+105	34.8	15.7	0.44	70.8	20.4	18.0
- 150 + 200	-105+74	15.1	6.8	0.50	77.6	10.1	8.6
- 200 + 270	-74+53	7.9	3.5	0.56	74.9	5.9	4.3
- 270 + 325	-53+44	2.7	1.2	1.23	82.6	4.4	1.6
-325 + 400	-44+37	1.0	0.5	0.38	83.2	0.5	0.6
-400	-37	5.9	2.6	0.43	126.0	3.3	5.4
Calculated		222.0	100.0	0.34	61.7	100.0	100.0
Average measured				0.48	64.6

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA1-R	Project:	0406407
Sample:	S2

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+35	+420	5.5	2.8	0.40	36.0	2.2	2.4
-35+48	-420+297	12.6	6.4	0.52	33.4	6.7	5.1
-48+65	-297+210	25.8	13.2	0.36	36.5	9.6	11.4
-65+100	-210+149	31.4	16.0	0.42	39.0	13.6	14.8
-100+150	-149+105	32.7	16.7	0.52	49.1	17.5	19.4
-150+200	-105+74	23.4	11.9	0.64	41.7	15.4	11.8
-200+270	-74+53	20.7	10.6	0.49	41.5	10.5	10.4
-270+325	-53+44	6.0	3.1	0.58	40.0	3.6	2.9
-325+400	-44+37	4.8	2.5	0.67	39.6	3.3	2.3
Undersize	-37	33.0	16.8	0.52	48.5	17.7	19.4
	Total	196.0	100.0	0.50	42.1	100.0	100.0
Average measured				0.37	45.9

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA2-R	Project:	0406407
Sample:	S10

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+20	+841	19.9	9.1	0.22	33.8	4.2	4.0
-20+28	-841+595	4.6	2.1	0.47	72.9	2.1	2.0
-28+35	-595+420	8.9	4.1	0.56	91.8	4.7	4.9
-35+48	-420+297	14.7	6.7	0.49	92.7	6.8	8.2
-48+65	-297+210	24.3	11.1	0.46	88.4	10.6	12.9
-65+100	-210+149	29.7	13.6	0.63	74.8	17.8	13.3
-100+150	-149+105	29.9	13.7	0.42	66.6	11.9	11.9
-150+200	-105+74	19.4	8.9	0.44	64.6	8.1	7.5
-200+270	-74+53	16.5	7.6	0.41	63.0	6.4	6.2
-270+325	-53+44	4.8	2.2	0.89	65.4	4.1	1.9
-325+400	-44+37	4.2	1.9	0.61	66.6	2.4	1.7
Undersize	-37	41.6	19.0	0.53	102.1	20.9	25.5
Total		218.5	100.0	0.48	76.3	100.0	100.0
Average measured				0.41	84.8

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA3-R	Project:	0406407
Sample:	S22

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+28	+595	11.0	5.0	0.41	164.5	4.8	6.4
-28+35	-595+420	21.1	9.7	0.52	141.7	11.7	10.6
-35+48	-420+297	38.8	17.7	0.41	133.0	16.9	18.3
-48+65	-297+210	45.5	20.8	0.44	126.9	21.2	20.5
-65+100	-210+149	33.3	15.2	0.35	120.9	12.4	14.3
-100+150	-149+105	23.5	10.8	0.52	116.6	13.0	9.7
-150+200	-105+74	12.7	5.8	0.37	100.6	5.0	4.5
-200+270	-74+53	9.6	4.4	0.36	96.9	3.7	3.3
-270+325	-53+44	2.9	1.3	0.61	87.6	1.9	0.9
-325+400	-44+37	1.9	0.9	0.86	94.0	1.8	0.6
Undersize	-37	18.4	8.4	0.40	162.5	7.8	10.6
Total		218.6	100.0	0.43	128.6	100.0	100.0
Average measured				0.35	140.0

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA4-R	Project:	0406407
Sample:	S45

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+35	+420	8.7	4.7	0.84	150.8	8.4	7.1
-35+48	-420+297	14.4	7.8	0.45	134.9	7.5	10.6
-48+65	-297+210	26.2	14.2	0.50	119.7	15.0	17.1
-65+100	-210+149	32.2	17.4	0.42	103.4	15.5	18.1
-100+150	-149+105	33.1	17.9	0.43	83.4	16.3	15.0
-150+200	-105+74	21.0	11.3	0.44	71.1	10.6	8.1
-200+270	-74+53	16.0	8.6	0.47	73.1	8.6	6.3
-270+325	-53+44	4.8	2.6	0.46	73.7	2.5	1.9
-325+400	-44+37	3.2	1.7	0.94	84.1	3.5	1.5
Undersize	-37	25.6	13.8	0.41	102.8	12.1	14.3
Total		185.1	100.0	0.47	99.3	100.0	100.0
Average measured				0.39	104.6

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA5-R	Project:	0406407
Sample:	S50

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+35	+420	6.0	2.8	0.75	85.5	3.2	4.1
-35+48	-420+297	11.4	5.3	0.93	84.4	7.5	7.5
-48+65	-297+210	20.1	9.3	0.72	75.6	10.2	11.9
-65+100	-210+149	29.9	13.9	0.62	69.0	13.1	16.2
-100+150	-149+105	41.1	19.1	0.79	56.8	22.9	18.3
-150+200	-105+74	30.6	14.2	0.60	48.5	13.0	11.6
-200+270	-74+53	26.9	12.5	0.53	43.2	10.1	9.1
-270+325	-53+44	7.3	3.4	0.68	41.6	3.5	2.4
-325+400	-44+37	6.1	2.8	0.69	42.2	3.0	2.0
Undersize	-37	35.8	16.6	0.54	60.0	13.6	16.8
Total		215.3	100.0	0.66	59.2	100.0	100.0
Average measured				0.57	62.6

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA6-R	Project:	0406407
Sample:	S74

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+35	+420	12.5	5.8	0.41	62.0	4.0	5.7
-35+48	-420+297	30.7	14.3	0.43	55.7	10.3	12.7
-48+65	-297+210	53.7	25.1	0.37	56.0	15.5	22.3
-65+100	-210+149	47.7	22.3	0.56	54.9	20.8	19.4
-100+150	-149+105	32.6	15.2	0.82	68.9	20.9	16.6
-150+200	-105+74	15.5	7.2	0.84	75.3	10.2	8.7
-200+270	-74+53	9.1	4.2	1.16	80.5	8.2	5.4
-270+325	-53+44	4.3	2.0	0.86	77.2	2.9	2.5
-325+400	-44+37	2.9	1.3	2.12	85.5	4.7	1.8
Undersize	-37	5.3	2.5	0.62	126.9	2.5	4.9
Total		214.3	100.0	0.60	63.0	100.0	100.0
Average measured				0.48	64.6

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	30-Aug-04
Test:	SA 9	Project:	0406407
Sample:	Composite A Head

Size Fraction		Weight		Assay		Distribution
Tyler Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 65	+210	53.8	28.1	0.37	108.1	29.6	30.4
- 65 +100	-210+149	30.0	15.6	0.38	87.9	16.9	13.8
- 100 +150	-149+105	29.3	15.3	0.35	84.4	15.2	12.9
- 150 + 200	-105+74	18.4	9.6	0.33	87.9	9.2	8.5
- 200 + 270	-74+53	16.9	8.8	0.30	74.1	7.5	6.6
- 270 + 325	-53+44	5.6	2.9	0.28	73.9	2.3	2.2
-325 + 400	-44+37	3.6	1.9	0.38	79.3	2.0	1.5
Undersize	-37	34.2	17.8	0.34	135.5	17.2	24.2
Total		191.7	100.0	0.35	99.7	100.0	100.0
Measured				0.37	99.8

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	17-Nov-04
Test:	SA 9	Project:	0406407
Sample:	Screen Fractions of Composite A Head

Elements	Units	Sample ID									Detection Limits		Analytical
		+210 µm	-210+149 µm	-149+105 µm	-105+74 µm	74+53 µm	-53+44 µm	-44+37 µm	-37 µm	Head	Minimum	Maximum	Method
Au	g/mt	0.37	0.38	0.35	0.33	0.30	0.28	0.38	0.34	0.37	0.01	5000	FA/AAS
Al	ppm	39175	37701	31294	32770	33633	31436	31601	53619	36594	100	50000	ICPM
Sb	ppm	188	214	213	213	195	200	203	200	203	5	2000	ICPM
As	ppm	0	11	12	49	84	113	131	40	<5	5	10000	ICPM
Ba	ppm	633	592	596	639	636	669	733	791	650	2	10000	ICPM
Bi	ppm	135.5	154	175	200	230	230	289	367	221	2	2000	ICPM
Cd	ppm	0	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	8477	16593	16516	19599	20598	20969	22100	19686	15510	100	100000	ICPM
Cr	ppm	110	148	166	13	13	15	16	26	161	1	10000	ICPM
Co	ppm	8	9	12	10	10	10	11	12	10	1	10000	ICPM
Cu	ppm	919.5	957	1152	1212	986	998	1204	2165	1319	1	20000	ICPM
Fe	ppm	67024.5	73407	67078	71775	72329	69244	73857	98352	70760	100	50000	ICPM
La	ppm	11.5	10	10	10	10	11	11	15	11	2	10000	ICPM
Pb	ppm	8119	10887	12668	18252	19964	18601	23435	20824	12956	2	10000	ICPM
Mg	ppm	3593	3588	2837	2923	2888	2629	2647	5348	3473	100	100000	ICPM
Mn	ppm	2167.5	3132	3275	3674	3507	3203	3587	3338	2804	1	10000	ICPM
Hg	ppm	0	<3	<3	<3	<3	<3	<3	<3	<3	3	10000	ICPM
Mo	ppm	10	11	12	12	13	14	16	18	13	1	1000	ICPM
Ni	ppm	5	3	6	1	4	8	36	71	31	1	10000	ICPM
P	ppm	239.5	240	223	255	267	287	313	422	290	100	50000	ICPM
K	ppm	24360.5	21731	20237	20339	19959	19851	19812	21992	21774	100	100000	ICPM
Sc	ppm	3	3	3	3	3	3	3	4	3	1	10000	ICPM
Ag	ppm	108.05	87.9	84.4	87.9	74.1	73.9	79.3	135.5	99.8	0.1	1000	ICPM
Na	ppm	1589	1404	1254	1417	1298	1311	1382	2121	1495	100	100000	ICPM
Sr	ppm	54	48	45	46	46	45	46	52	49	1	10000	ICPM
Tl	ppm	0	<2	<2	<2	<2	<2	<2	<2	<2	2	1000	ICPM
Ti	ppm	973.5	1011	1047	837	846	1002	1125	1196	1129	100	100000	ICPM
W	ppm	8.5	11	<5	14	<5	<5	<5	<5	8	5	1000	ICPM
V	ppm	37.5	38	38	38	37	40	44	59	42	1	10000	ICPM
Zn	ppm	2063.5	2224	1849	1979	2014	1952	2017	3541	2169	1	10000	ICPM
Zr	ppm	30.5	29	26	27	28	25	27	37	29	1	10000	ICPM

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	S9	Project:	0406407
Sample:	Composite A
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
65	210	28.1	71.9
100	149	15.6	56.3
150	105	15.3	41.0
200	74	9.6	31.4
270	53	8.8	22.6
325	44	2.9	19.7
400	37	1.9	17.8
Undersize	-37	17.8	-
TOTAL:		100.0

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Nov-04
Test:	SA 10	Project:	0406407
Sample:	Composite B Head

Size Fraction		Weight		Assay		Distribution
Tyler Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 65	+210	23.5	13.6	0.57	133.7	15.2	23.8
- 65 +100	-210+149	20.5	11.8	0.55	109.4	12.7	17.0
- 100 +150	-149+105	28.1	16.2	0.50	72.9	16.0	15.5
- 150 + 200	-105+74	20.3	11.7	0.51	64.9	11.7	10.0
- 200 + 270	-74+53	20.7	12.0	0.52	55.0	12.3	8.6
- 270 + 325	-53+44	7.2	4.1	0.41	53.5	3.3	2.9
-325 + 400	-44+37	3.9	2.2	0.40	51.6	1.7	1.5
Undersize	-37	49.1	28.3	0.49	55.2	27.1	20.6
Total		173.3	100.0	0.51	76.1	100.0	100.0
Measured				0.55	88.3

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	17-Nov-04
Test:	SA 10	Project:	0406407
Sample:	Screen Fractions of Composite B Head

Elements	Units	Sample ID									Detection Limits		Analytical
		+210 µm	-210+149 µm	-149+105 µm	-105+74 µm	-74+53 µm	-53+44 µm	-44+37 µm	-37 µm	Head	Minimum	Maximum	Method
Au	g/mt	0.57	0.55	0.50	0.51	0.52	0.41	0.40	0.49	0.55	0.01	5000	FA/AAS
Al	ppm	24313	21958	22070	21522	21572	22673	23061	21150	25970	100	50000	ICPM
Sb	ppm	150	155	142	147	146	143	148	140	150	5	2000	ICPM
As	ppm	12	22	40	63	89	92	103	111	56	5	10000	ICPM
Ba	ppm	453	442	430	488	554	598	632	647	515	2	10000	ICPM
Bi	ppm	202	188	226	292	388	448	445	490	379	2	2000	ICPM
Cd	ppm	<0.2	5.5	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	1705	1990	2269	2442	2686	2761	2800	3080	2435	100	100000	ICPM
Cr	ppm	151	208	94	10	11	11	12	14	210	1	10000	ICPM
Co	ppm	12	5	7	6	7	8	8	8	7	1	10000	ICPM
Cu	ppm	955	829	785	823	882	889	889	919	1085	1	20000	ICPM
Fe	ppm	54607	54554	66654	78999	91771	100343	99485	91952	75991	100	50000	ICPM
La	ppm	7	6	6	7	7	7	8	9	8	2	10000	ICPM
Pb	ppm	4965	5225	5327	6648	8316	9126	8815	8653	7065	2	10000	ICPM
Mg	ppm	1972	1658	1619	1537	1500	1520	1488	1375	1906	100	100000	ICPM
Mn	ppm	872	961	1461	1882	2290	2565	2564	2306	1664	1	10000	ICPM
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	3	10000	ICPM
Mo	ppm	13	12	14	18	19	23	21	24	18	1	1000	ICPM
Ni	ppm	9	3	7	<1	1	4	<1	1	12	1	10000	ICPM
P	ppm	132	131	140	171	197	191	224	240	194	100	50000	ICPM
K	ppm	13711	13094	12376	12191	11878	11626	11850	12064	12499	100	100000	ICPM
Sc	ppm	2	2	2	2	2	2	2	2	2	1	10000	ICPM
Ag	ppm	133.7	109.4	72.9	64.9	55	53.5	51.6	55.2	88.3	0.1	1000	ICPM
Na	ppm	974	948	843	824	899	815	852	796	1022	100	100000	ICPM
Sr	ppm	30	29	27	26	26	26	26	28	28	1	10000	ICPM
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2	<2	2	1000	ICPM
Ti	ppm	530	540	578	501	569	615	680	678	753	100	100000	ICPM
W	ppm	21	16	16	17	17	20	19	21	15	5	1000	ICPM
V	ppm	24	24	25	28	32	33	34	35	33	1	10000	ICPM
Zn	ppm	692	968	730	768	812	819	820	832	860	1	10000	ICPM
Zr	ppm	22	21	20	19	20	20	20	21	25	1	10000	ICPM

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	S10	Project:	0406407
Sample:	Composite B
Grind:	as received, dry

Sieve Size		Individual	Cumulative
Tyler Mesh	Micrometers	% Retained	% Passing
65	210	13.6	86.4
100	149	11.8	74.6
150	105	16.2	58.4
200	74	11.7	46.7
270	53	12.0	34.7
325	44	4.1	30.6
400	37	2.2	28.3
Undersize	-37	28.3	-
TOTAL:		100.0

Method of Gold And Silver Analysis By Fire Assav/AAS

(a)
20 to 30 grams of samples is weighed into a fusion pot with fluxes such as lead oxide, sodium carbonate, borax, silica flour, baking flour or potassium nitrate. After the sample and fluxes have been mixed thoroughly, some silver in quart and a thin layer of borax is added on top.

(b)
The sample is then charged into a fire assay furnace at 2000 F for one hour, at this stage, lead oxide would be reduced to elemental lead and slowly sink down to the bottom of the fusion pot and collected the gold and silver along the way.

(c)
After one hour of fusion, the sample is taken out and pour into a conical cast iron mould. The elemental lead which contains precious metals would stay at the bottom of the mould and any unwanted materials called slag would float on top and be removed by hammering, a "lead button" is formed.

(d)
The lead button is then put back in the furnace onto a preheated cupel for a second stage of separation, at 1650 F, the lead button become liquefied and absorbed by the cupel, but gold and silver which have higher melting points would stay on top of the cupel.

(e)
After 45 minutes of cupellation, the cupel is then taken out and cooled, the dore bead which contains precious metals is then weighed and transferred into a test tube and dissolved in hot Aqua Regia solution heated by a hot water bath.

(f)	The gold in solution is determined with an Atomic Absorption Spectrometer. The gold value, in parts-per-billion, or grams-per-tonne is calculated by comparison with a set of known gold standards.

(g)	The silver result is determined by subtracting the gold value from the dore bead, and then reported in ppm or g/mt.

Quality Control

Every fusion of 24 pots contains 22 samples, one internal standard or blank, and a random reweigh of one of the samples. Samples with anomalous gold values greater than 500 ppb are automatically checked by Fire Assay/AA methods. Samples with gold values greater than 10000 ppb are automatically checked by Fire Assay/Gravimetric methods.

CHEM MET: Muti-Acid Digestion Assay Method for Aq

(a)	Weigh O.5.... g sample in teflon beaker.
(b)	Add 5 ml cone HCI, then add 5 ml cone HN03, then add 8 ml 1:1 H2S04
(c)	Heat on hot plate.
(d)	When the reaction subsides, add 5 - 10 ml cone HF.
(e)	Heat on hot plate.
(f)	Evaporate to dryness.
(g)	Add 25 ml 50% HCI.
(h)	Heat up to dissolve all salts.
(i)	Transfer to 50 ml volumetric flask.
(J)	Make up to volume with distilled water.
(k)	Read on AA.

Accuracy: limits of accuracy (x ±5) g/t

Method of Ore Grade Elements By Multi-Acid Diqestion/ICP

(a)     0.25 to 1.0 grams of sample is weighed accurately and transferred into a 250 ml beaker, HCI, HNO3, HCLO4 and HF acid solutions are added and digested on a hot plate to dryness then re-boiled with 80 ml of 5% HCI for 10 minutes and let cooled, bulked up to a fixed volume wide mineralized water, and thoroughly mixed.

(b)    The specifc elements are determined using an Inductively Coupled Plasma spectrophotmeter. All elements are corrected for inter-element interference. All data is subsequently stored onto a computer diskkette.

Quality Control

The machne is frst calibrated using three known standards and a blank.  The test samples are then run in batches.

A sample batch consists of 38 or less samples. Two tubes are placed before each set, then are an in-buse standard and an acid blanket with are both digested with the sample set. A known standard with characteristics best matching the samples is chosen and placed after every fifteenth sample. After every 38 sample (not including standards) two samples, chosen at random, are re-weighed and analyzed. At the end of a batch the standard and blanks used at the beginning is re-run for a check. The results are compared with pre-rack knowns,to determine if there is any calibration drif.

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F1	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag without grind at P80=238 µm

STAGE	TIME	pH	ADDITION		COMMENTS
	min		Reagent	g/tonne

Rougher Flotation		5.6
Condition	5	8.0	Na2C03	1360
			NaCN	50
			A404	25
Rougher float 1	2	7.8	DF250	12	some black in the
					corner of the cell.
					Problem with impeller,
					piece of rock stuck in,
					impeller changed.
Condition	2	8.0	Na2CO3	500
			PAX	50
Rougher float 2	3	9.4	DF250	7	some black in the
					corner of the cell
Condition	2	9.6	Na2CO3	-
		9.8	PAX	25
			A404	12
Rougher float 3	3	9.0	DF250	-	nothing visible

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F1	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag without grind at P80=238 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%
Rougher Concentrate 1	12.1	0.6	3.20	997.5	2.00	5.7	6.0	1.0
Rougher Concentrate 2	14.4	0.8	5.22	1294.1	2.96	10.9	9.2	1.8
Rougher Concentrate 1+2	26.5	1.4	4.30	1158.4	2.52	16.6	15.1	2.8
Rougher Concentrate 3	13.4	0.7	0.93	413.3	2.34	1.8	2.7	1.3
Total Flotation Concentrate	39.9	2.1	3.17	908.7	2.46	18.4	17.8	4.1
Final Tails	1865.5	97.9	0.30	89.5	1.23	81.6	82.2	95.9
Calculated Head	1905.4	100.0	0.36	106.6	1.26	100.0	100.0	100.0
Measured Head			0.35	112.2	1.13

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F1	Project:	0406407
Sample:	Flotation Head
Grind:	n/a

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	29.5	70.5
100	149	13.2	57.4
150	105	13.8	43.6
200	74	8.9	34.7
270	53	7.9	26.8
325	44	1.3	25.5
400	37	2.8	22.7
Undersize	-37	22.7	-
TOTAL:		100.0

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F2	Project:	0406407
Sample:	Composite B

Objective: Scoping flotation test to recover Au and Ag without grind at P80 = 173

STAGE	TIME	pH	ADDITION		COMMENTS
	min		Reagent	g/tonne

Rougher Flotation		5.3

Condition	5	8.1	Na2C03	1100
			NaCN	50
			A404	25
Rougher float 1	2	8.1	DF250	9	nothing visible

Condition	2	8.0	Na2CO3
			PAX	50
Rougher float 2	3	8.1	DF250	2

Condition	2	8.0	Na2CO3	-
			PAX	25
			A404	12
Rougher float 3	3	8.1	DF250	2

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F2	Project:	0406407
Sample:	Composite B

Objective: Scoping flotation test to recover Au and Ag without grind at P80 = 173

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%
Rougher Concentrate 1	19.6	1.0	3.46	995.1	1.08	6.2	12.1	1.5
Rougher Concentrate 2	13.6	0.7	3.20	747.4	1.39	4.0	6.3	1.3
Rougher Concentrate 1+2	33.1	1.7	3.35	893.5	1.21	10.1	18.5	2.8
Rougher Concentrate 3	17.7	0.9	1.32	324.6	1.30	2.1	3.6	1.6
Total Flotation Concentrate	50.9	2.6	2.65	695.4	1.24	12.2	22.0	4.5
Final Tails	1928.0	97.4	0.50	64.9	0.70	87.8	78.0	95.5
Calculated Head	1978.9	100.0	0.56	81.1	0.71	100.0	100.0	100.0
Measured Head			0.42	88.4	0.67

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F2	Project:	0406407
Sample:	Composite B
Grind:	n/a

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	13.6	86.4
100	149	10.9	75.4
150	105	15.6	59.9
200	74	11.8	48.1
270	53	11.3	36.8
325	44	3.6	33.2
400	37	2.4	30.8
Undersize	-37	30.8	-
TOTAL:		100.0

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F3	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag without grind at P60 = 71µm

STAGE	TIME	pH	ADDITION		COMMENTS
	min		Reagent	g/tonne

Grind (2x1kg)	6	7.7	Na2CO3	1360
			NaCN	50
Rougher Flotation

Condition	2	8.0	Na2CO3	80
			A404	25
Rougher float 1	3	8.0	DF250	9	black visible in cell corners

Condition	2	8.1	Na2CO3	15
			PAX	50
Rougher float 2	3	8.1	DF250	5	not much visible

Condition	2	8.0	Na2CO3	-
			PAX	25
			A404	12

Rougher float 3	2	8.1	DF250	-

			Pine oil	2d
Rougher float 4	2	8.1	DF250

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F3	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag without grind at P60 = 71 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
		%	g/t	g/t	%	%	%	%

Rougher Concentrate 1	13.7	0.7	9.76	1150.0	1.87	21.7	9.3	1.2
Rougher Concentrate 2	15.6	0.9	1.94	746.1	1.67	4.9	6.9	1.2
Rougher Concentrate 1+2	29.4	1.6	5.59	934.8	1.76	26.6	16.2	2.4
Rougher Concentrate 3	9.4	0.5	1.54	547.4	1.73	2.3	3.0	0.7
Rougher Concentrate 1+2+3	38.8	2.1	4.61	841.0	1.76	29.0	19.3	3.1
Rougher Concentrate 4	9.6	0.5	0.94	304.2	1.67	1.5	1.7	0.7
Total Flotation Concentrate	48.3	2.6	3.88	734.6	1.74	30.4	21.0	3.8
Final Tails	1786.7	97.4	0.24	74.8	1.18	69.6	79.0	96.2
Calculated Head	1835.0	100.0	0.34	92.2	1.19	100.0	100.0	100.0
Measured Head			0.39	119.2	1.23

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F3	Project:	0406407
Sample:	Composite A
Grind:	2x1 kg sample ground for 6 minutes in Mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	2.4	97.5
150	105	16.3	81.2
200	74	18.8	62.4
270	53	15.9	46.5
325	44	4.6	41.9
400	37	3.4	38.5
Undersize	-37	38.5	-
TOTAL:		100.0

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F4	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag at P60 = 72 µm

STAGE	TIME	pH	ADDITION		COMMENTS
	min		Reagent	g/tonne

Grind (2x1kg)	9.5	7.7	Na2CO3	1100
			NaCN	50
Rougher Flotation

Condition	2	8.1	Na2CO3	120
			A404	25

Rougher foat 1	3	8.0	DF250	9	some black visible
Condition	2	8.1	Na2CO3	-
			PAX	50

Rougher foat 2	2	8.1	DF250	5	slightly in the corner
Condition	2	8.1	Na2CO3	-
			PAX	25
			A404	12

Rougher foat 3	3	8.1	DF250	5
			Pine oil	2d

Rougher foat 4	2	8.1	DF250	-

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F4	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag at P80 = 72 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
		%	g/t	g/t	%	%	%	%

Rougher Concentrate 1	18.3	1.0	9.16	1048.1	1.75	27.1	9.7	1.4
Rougher Concentrate 2	13.3	0.7	2.30	848.1	1.56	4.9	5.7	0.9
Rougher Concentrate 1+2	31.6	1.7	6.27	964.0	1.67	32.1	15.4	2.3
Rougher Concentrate 3	21.6	1.1	1.15	383.0	1.55	4.0	4.2	1.4
Rougher Concentrate 1+2+3	53.1	2.8	4.19	728.1	1.62	36.1	19.5	3.7
Rougher Concentrate 4	17.7	0.9	0.88	339.4	1.55	2.5	3.0	1.2
Total Flotation Concentrate	70.8	3.8	3.36	630.9	1.60	38.6	22.6	4.9
Final Tails	1805.2	96.2	0.21	84.9	1.22	61.4	77.4	95.1
Calculated Head	1876.0	100.0	0.33	105.5	1.23	100.0	100.0	100.0
Measured Head			0.40	104.6	1.20

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F4	Project:	0406407
Sample:	Composite A
Grind:	2x1 kg sample ground for 9.5 minutes in Mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.9
150	105	3.4	96.5
200	74	14.9	81.6
270	53	21.0	60.7
325	44	6.9	53.7
400	37	4.3	49.4
Undersize	-37	49.4	-
TOTAL:		100.0

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	03-Nov-04
Test:	SA7	Project:	0406407
Sample:	F4 Tails

Size Fraction		Weight		Assay		Distribution
Tyler Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+ 150	+105	6.8	4.0	0.94	59.9	14.5	3.4
-150 +200	-105+74	25.6	15.3	0.24	69.1	14.0	14.8
-200 + 270	-74+53	38.7	23.1	0.23	61.4	20.3	19.9
-270 +325	-53+44	11.8	7.1	0.20	52.0	5.4	5.1
-325 +400	-44+37	6.8	4.1	0.20	51.1	3.1	2.9
-400	-37	77.6	46.4	0.24	82.7	42.6	53.8
Total		167.2	100.0	0.26	71.3	100.0	100.0
Measured				0.21	84.9

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	03-Nov-04
Test:	SA7	Project:	0406407
Sample:	F4 Tails

Elements	Units	Fractions Sample ID						Detection Limits		Analytical
		-65+150	-150+200	-200+270	-270+325	-325+400	-400	Minimum	Maximum	Method
Au	g/mt	0.94	0.24	0.23	0.2	0.2	0.24	0.01	5000	FA/AAS
Al	ppm	32443	32526	28735	25357	26589	45365	100	50000	ICPM
Sb	ppm	220	209	226	231	242	221	5	2000	ICPM
As	ppm	10	131	76	219	17	56	5	10000	ICPM
Ba	ppm	593	623	619	540	560	755	2	10000	ICPM
Bi	ppm	96	112	141	138	150	303	2	2000	ICPM
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	7614	14374	17382	15314	15935	17218	100	100000	ICPM
Cr	ppm	156	43	30	56	77	705	1	10000	ICPM
Co	ppm	11	9	8	7	7	15	1	10000	ICPM
Cu	ppm	815	748	689	638	660	1723	1	20000	ICPM
Fe	ppm	73608	69783	61017	54861	57664	95125	100	50000	ICPM
La	ppm	10	10	9	8	8	14	2	10000	ICPM
Pb	ppm	9498	11090	12404	12669	14152	17054	2	10000	ICPM
Mg	ppm	3002	2715	2269	2055	2156	4847	100	100000	ICPM
Mn	ppm	3504	3306	2827	2490	2600	3234	1	10000	ICPM
Hg	ppm	<3	23	5	<3	<3	<3	3	10000	ICPM
Mo	ppm	16	13	15	16	20	97	1	1000	ICPM
Ni	ppm	23	8	18	37	44	417	1	10000	ICPM
P	ppm	209	213	205	205	202	363	100	50000	ICPM
K	ppm	22598	22593	20729	17955	17974	22687	100	100000	ICPM
Sc	ppm	3	3	2	2	2	4	1	10000	ICPM
Ag	ppm	59.9	69.1	61.4	52	51.1	82.7	0.1	1000	ICPM
Na	ppm	1893	1638	1442	1337	1222	2765	100	100000	ICPM
Sr	ppm	54	53	48	42	42	54	1	10000	ICPM
TI	ppm	<2	<2	<2	<2	<2	<2	2	1000	ICPM
Ti	ppm	866	927	869	743	754	1068	100	100000	ICPM
W	ppm	9	12	16	14	11	17	5	1000	ICPM
V	ppm	37	34	31	29	30	56	1	10000	ICPM
Zn	ppm	2220	1946	1533	1361	1428	2976	1	10000	ICPM
Zr	ppm	29	30	27	23	22	39	1	10000	ICPM

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F5	Project:	0406407
Sample:	Composite B

Objective: Scoping flotation test to recover Au and Ag at P60 = 62 µm

STAGE	TIME min	pH	ADDITION		COMMENTS
			Reagent	g/tonne

Grind (2x1kg)	4.4	7.3	Na2CO3	1100
			NaCN	50
Rougher Flotation

Condition	2	8.1	Na2CO3	280
			A404	25

Rougher float 1	3	8.0	DF250	9	not much visible
Condition	2	8.0	Na2CO3	-
			PAX	50

Rougher float 2	2	8.0	DF250	5
Condition	2		Na2CO3	10
			PAX	25
			A404	12

Rougher float 3	2	8.1	DF250	5
			Pine oil	2d

Rougher float 4	2	8.1	DF250	-

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F5	Project:	0406407
Sample:	Composite B

Objective: Scoping flotation test to recover Au and Ag at P60 = 62 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%

Rougher Concentrate 1	17.6	0.9	8.04	1591.4	0.99	15.4	17.4	1.3
Rougher Concentrate 2	12.4	0.7	3.74	689.1	1.07	5.0	5.3	1.0
Rougher Concentrate 1+2	30.0	1.6	6.27	1219.5	1.02	20.4	22.7	2.4
Rougher Concentrate 3	15.2	0.8	1.68	289.5	1.08	2.8	2.7	1.3
Rougher Concentrate 1+2+3	45.2	2.4	4.73	907.1	1.04	23.2	25.4	3.6
Rougher Concentrate 4	8.9	0.5	1.41	294.1	1.10	1.4	1.6	0.8
Total Flotation Concentrate	54.1	2.9	4.18	806.1	1.05	24.6	27.0	4.4
Final Tails	1825.2	97.1	0.38	64.5	0.68	75.4	73.0	95.6
Calculated Head	1879.3	100.0	0.49	85.8	0.69	100.0	100.0	100.0
Measured Head			0.47	89.7	0.70

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F5	Project:	0406407
Sample:	Composite B
Grind:	2x1 kg sample ground for 4.42 minutes in Mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	1.0	99.0
150	105	11.9	87.1
200	74	17.8	69.3
270	53	17.1	52.2
325	44	5.5	46.6
400	37	3.1	43.5
Undersize	-37	43.5	-
TOTAL:		100.0

EOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F6	Project:	0406407
Sample:	Composite B

Objective: Scoping flotation test to recover Au and Ag at P80 = 74 µm

STAGE	TIME	pH	ADDITION		COMMENTS
	min		Reagent	g/tonne

Grind (§)	6.6	7.3	Na2CO3	1100
			NaCN	50
Rougher Flotation

Condition	2	8.1	Na2CO3	280
			A404	25

Rougher float 1	3	8.0	DF250	9	not much visible
Condition	2	8.0	Na2CO3	-
			PAX	50

Rougher float 1	3	8.0	DF250	5
Condition	2		Na2CO3	-
			PAX	25
			A404	12

Rougher float 1	3	8.1	DF250
			Pine oil	2d

Rougher float 1	2	8.1	DF250	-

EOTATION TEST METALLEIGICAL ILANCE

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F6	Project:	0406407
Sample:	Composite B

Objective: Scoping flotation test to recover Au and Ag at P80 = 74 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
	g	%	gt	gt	%	%	%	%

Rougher Concentrate 1	19.8	1.1	10.10	1547.8	1.02	21.3	20.8	1.6
Rougher Concentrate 2	16.1	0.9	3.58	597.0	1.00	6.1	6.5	1.3
Rougher Concentrate 1+2	9	2	01	3	3
Rougher Concentrate 3	12.7	0.7	2.48	435.0	1.16	3.4	3.7	1.2
Rougher Concentrate 1+2+3	9	II	05	08	0
Rougher Concentrate 4	6.6	0.4	1.79	314.4	1.15	1.3	1.4	0.6
Total Flotation Concentrate	5	5	35	2	5
Final Tails	1824.0	97.1	0.35	54.7	0.67	67.9	67.5	95.4
Calculated Head	39	100	86	06		100
Measured Head			0.51	89.9	0.67

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	15-Oct-04
Test:	F6	Project:	0406407
Sample:	Composite B
Grind:	2x1 kg sample ground for 6.63 minutes in Mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.2	99.8
150	105	4.3	95.5
200	74	15.3	80.2
270	53	20.2	60.0
325	44	6.6	53.4
400	37	3.9	49.5
Undersize	- 37	49.5	-
TOTAL:		100.0

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F7	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag at P80 = 75 µm

STAGE	TIME	pH	ADDITION		COMMENTS
	min		Reagent	g/tonne

Grind (2x1kg)	9.5	7.2	Na2CO3	450

Rougher Flotation
Condition	2		Na2CO3	190
			A404	25

Rougher float 1	3	8.0	DF250	9	some black in the corner of the cell.
Condition	2	8.0	Na2CO3	20
			PAX	50

Rougher float 2	3	8.0	DF250	5	not much visible
Condition	2		Na2CO3	-
			PAX	25
			A404	12

Rougher float 3	3	8.0	DF250	-
			Pine oil	2d

Rougher float 4	2	8.0	DF250	-

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F7	Project:	0406407
Sample:	Composite A

Objective: Scoping flotation test to recover Au and Ag at P80 = 75 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T)	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%

Rougher Concentrate 1	16.3	0.9	11.29	742.7	1.80	26.2	6.8	1.2
Rougher Concentrate 2	12.8	0.7	2.89	701.1	1.70	5.2	5.0	0.9
Rougher Concentrate 1+2	29.1	1.5	7.61	724.5	1.76	31.4	11.9	2.1
Rougher Concentrate 3	8.2	0.4	1.90	603.1	1.80	2.2	2.8	0.6
Rougher Concentrate 1+2+3	37.3	2.0	6.35	697.7	1.77	33.6	14.7	2.7
Rougher Concentrate 4	6.9	0.4	1.27	420.2	1.70	1.2	1.6	0.5
Total Flotation Concentrate	44.2	2.3	5.56	654.6	1.76	34.9	16.3	3.1
Final Tails	1835.0	97.7	0.25	80.8	1.30	65.1	83.7	96.9
Calculated Head	1879.1	100.0	0.37	94.3	1.31	100.0	100.0	100.0
Measured Head*			1.39	111.9	1.30

* pulp cut from ground flotation feed consisting of fresh composite;re-checked Au,seggregation is evident!

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F7	Project:	0406407
Sample:	Flotation Head
Grind:	2x1 kg sample ground for 9.5 minutes in Mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.9
150	105	4.3	95.6
200	74	16.3	79.3
270	53	21.7	57.6
325	44	6.8	50.8
400	37	4.1	46.7
Undersize	-37	46.7	-
TOTAL:		100.0

EOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F8	Project:	0406407
Sample:	Compsite A

Objective:	Scoping flotation test to recover Au and Ag at P80 = 74 µm

STAGE	TIME min	pH	ADDITION		COMMENTS
			Reagent	g/tonne
Grind ( )	9.5	7.3	Na2CO3	450
Rougher Rytation
Condition	2		PAX	150
Rougher float 1	3	8.0	B250	9	more grey on surface, initially thicker froth

EOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F8	Project:	0406407
Sample:	Compsite A

Objective:	Scoping flotation test to recover Au and Ag at P80 = 74 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T,	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%
Rougher Concentrate 1	16.6	0.9	11.91	887.2	3.60	30.7	7.8	2.4
Total Fotation Concentrate	16	0.9	19	887.2	3.6	30.7	7.8	2.4
Final Tails	1863.3	99.1	0.24	93.6	1.30	69.3	92.2	97.6
Calculated Head		100.0		100.6		100.0	100.0	100.0
Measured Head*			2.38	108.5	1.30

* pulp cut from ground flotation feed consisting of fresh composite;re-checked Au,seggregation is evident!

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F8	Project:	0406407
Sample:	Compsite A
Grind:	2×1 kg sample ground for 9.5 minutes in Mill # 1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.2	99.8
150	105	3.7	96.1
200	74	15.5	80.6
270	53	22.2	58.4
325	44	7.3	51.1
400	37	4.3	46.8
Undersize	- 37	46.8	-
TOTAL:		100.0

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F9	Project:	0406407
Sample:	Compsite A

Objective:	Scoping flotation test to recover Au and Ag at P80 = 74 µm

STAGE	TIME min	pH	ADDITION		COMMENTS
			Reagent	g/tonne
Grind (2kg)	2×9'30"	7.1	Na2CO3

Rougher Flotation

Condition	5	9.0	Na2S	250
	2	8.9	PAX	50
Rougher float 1	5	8.7	ED250	9	all surface greyish, froth look the best so far

Condition	5	9.4	Na2S	125
	2	9.4	PAX	50
Rougher float 2	4	9.3	ED250	7	brownish froth surface

Condition	5	9.9	Na2S	125
	2	9.9	PAX	50
Rougher float 3	4	9.7	ED250	7

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F9	Project:	0406407
Sample:	Compsite A

Objective:	Scoping flotation test to recover Au and Ag at P80 = 74 µm

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T,	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%
Rougher Concentrate 1	15.7	0.8	14.47	837.8	8.40	34.1	7.4	7.1
Rougher Concentrate 2	21.1	1.1	2.57	721.1	8.30	8.1	8.5	9.4
Rougher Concentrate 1+2	36.8	2.0	7.65	770.9	8.34	42.2	15.9	16.5
Rougher Concentrate 3	14.6	0.8	1.32	604.9	7.20	2.9	4.9	5.6
Total Flotation Concentrate	51.4	2.7	5.86	723.9	8.02	45.0	20.8	22.2
Final Tails	1836.9	97.3	0.20	77.0	0.79	55.0	79.2	77.8
Calculated Head	1888.3	100.0	0.35	94.6	0.98	100.0	100.0	100.0
Measured Head*			1.67	114.5	1.30

* pulp cut from ground flotation feed consisting of fresh composite;re-checked Au,seggregation is evident!

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Oct-04
Test:	F9	Project:	0406407
Sample:	Compsite A
Grind:	2×1 kg sample ground for 9.5 minutes in Mill # 1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.9
150	105	4.0	95.8
200	74	15.8	80.1
270	53	22.2	57.8
325	44	7.0	50.8
400	37	4.1	46.7
Undersize	- 37	46.7	-
TOTAL:		100.0

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	3-Nov-04
Test:	SA8	Project:	0406407
Sample:	F9 Tails

Size Fraction		Weight		Assay		Distribution
Tyler Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+150	+105	7.2	5.7	0.24	88.1	6.2	7.2
- 150 +200	-105 +74	26.2	20.8	0.25	54.2	23.4	16.2
- 200 +270	-74 +53	36.7	29.1	0.25	50.3	32.8	21.0
- 270 +325	-53 +44	11.8	9.3	0.20	128.8	8.4	17.3
-325 +400	-44 +37	5.8	4.6	0.21	48.8	4.4	3.2
-400	-37	38.5	30.5	0.18	80.0	24.8	35.1
Total		126.1	100.0	0.22	69.6	100.0	100.0
Measured				0.20	77.0

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	3-Nov-04
Test:	SA8	Project:	0406407
Sample:	F9 Tails

Elements	Units	Fractions Sample ID						Detection Limits		Analytical
		-65+150	-150+200	-200+270	-270+325	-325+400	-400	Minimum	Maximum	Method
Au	g/mt	0.24	0.25	0.25	0.2	0.21	0.18	0.01	5000	FA/AAS
Al	ppm	31719	29215	26759	26421	26134	48677	100	50000	ICPM
Sb	ppm	221	218	228	226	230	219	5	2000	ICPM
As	ppm	33	25	84	8	34	39	5	10000	ICPM
Ba	ppm	593	605	590	567	635	762	2	10000	ICPM
Bi	ppm	88	112	137	130	141	244	2	2000	ICPM
Cd	ppm	47.7	6.9	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	7438	9683	15809	19047	20073	18162	100	100000	ICPM
Cr	ppm	187	52	29	56	72	664	1	10000	ICPM
Co	ppm	11	9	8	7	8	15	1	10000	ICPM
Cu	ppm	1683	880	670	626	676	1905	1	20000	ICPM
Fe	ppm	73137	62451	57574	54353	57421	100374	100	50000	ICPM
La	ppm	10	9	9	8	8	14	2	10000	ICPM
Pb	ppm	10130	7874	7160	6421	7026	11871	2	10000	ICPM
Mg	ppm	2917	2397	2089	2015	2061	5344	100	100000	ICPM
Mn	ppm	3577	3033	2889	2429	2656	3377	1	10000	ICPM
Hg	ppm	<3	<3	<3	<3	<3	<3	3	10000	ICPM
Mo	ppm	15	13	15	16	18	89	1	1000	ICPM
Ni	ppm	26	10	14	30	42	402	1	10000	ICPM
P	ppm	209	209	197	186	211	376	100	50000	ICPM
K	ppm	22262	21969	20132	19156	19277	23274	100	100000	ICPM
Sc	ppm	3	3	2	2	2	4	1	10000	ICPM
Ag	ppm	88.1	54.2	50.3	128.8	48.8	80	0.1	1000	ICPM
Na	ppm	1719	1534	1469	1422	1426	2851	100	100000	ICPM
Sr	ppm	54	51	47	45	45	55	1	10000	ICPM
Tl	ppm	<2	<2	<2	<2	<2	<2	2	1000	ICPM
Ti	ppm	931	842	703	711	843	1025	100	100000	ICPM
W	ppm	8	12	10	12	15	14	5	1000	ICPM
V	ppm	37	33	31	28	31	55	1	10000	ICPM
Zn	ppm	3978	2247	1419	1327	1368	3235	1	10000	ICPM
Zr	ppm	28	27	24	23	23	38	1	10000	ICPM

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	27-Oct-04
Test:	F10	Project:	0406407
Sample:	CompsiteA

Objective:	Scoping flotation test to recover Au and Ag at P80 = 74 µm using sodium carbonate to adjust pH and CuS04 to activate sulphide minerals

STAGE	TIME min	pH	ADDITION		COMMENTS
			Reagent	g/tonne

Grind (2kg)	2×9'30"	7.3	Na2CO3	450

Rougher Flotation

Condition	5	7.0	CuS04.5H20	250
	2	7.1	PAX	50
Rougher float 1	4	7.3	ED 250	9	slightly grey in corners

Condition	5	6.8	CuS04.5H20	125
	2	7.0	PAX	50
Rougher float 2	4	7.3	ED 250	7	thick froth, not mineralized

Condition	5	6.6	CuS04.5H20	125
	2	6.6	PAX	50
		6.9	Na2C03	70
Rougher float 3	5	7.1	ED 250	7	as RO2

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	27-Oct-04
Test:	F10	Project:	0406407
Sample:	CompsiteA

Objective:	Scoping flotation test to recover Au and Ag at P80 = 74 µm using sodium carbonate to adjust pH and CuS04 to activate sulphide minerals

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T,	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%
Rougher Concentrate 1	25.0	1.3	6.30	1200.0	1.60	22.9	15.3	1.7
Rougher Concentrate 2	60.7	3.2	1.20	337.8	1.50	10.6	10.5	3.9
Rougher Concentrate 1+2	85.7	4.5	2.68	588.8	1.53	33.5	25.8	5.6
Rougher Concentrate 3	83.2	4.4	0.52	208.3	1.50	6.3	8.8	5.4
Total Flotation Concentrate	168.9	8.9	1.62	401.3	1.51	39.8	34.6	11.0
Final Tails	1720.2	91.1	0.24	74.5	1.20	60.2	65.4	89.0
Calculated Head	1889.1	100.0	0.36	103.7	1.23	100.0	100.0	100.0
Measured Head			0.58	103.5	1.20

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	27-Oct-04
Test:	F10	Project:	0406407
Sample:	Compsite A
Grind:	2×1 kg sample ground for 9.5 minutes in Mill # 1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.3	99.7
150	105	4.0	95.7
200	74	15.2	80.5
270	53	22.1	58.4
325	44	6.8	51.6
400	37	4.2	47.4
Undersize	-37	47.4	-
TOTAL:		100.0

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	28-Oct-04
Test:	F10	Project:	0406407
Sample:	As per id

		Sample ID					Detection Limits		Analytical
Elements	Units	Ro Cone 1	Ro Cone 2	Ro Cone 3	Tails	Head	Minimum	Maximum	Method
Au	g/mt	6.3	1.2	0.52	0.24	0.36	0.01	5000	FA/AAS
Al	PPm	47668	48431	49409	32045	33204	100	50000	ICPM
Sb	PPm	194	188	201	209	201	5	2000	ICPM
As	PPm	40	<5	<5	<5	<5	5	10000	ICPM
Ba	PPm	702	742	757	665	661	2	10000	ICPM
Bi	PPm	637	466	415	210	223	2	2000	ICPM
Cd	PPm	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	PPm	13125	13927	14834	14752	14530	100	100000	ICPM
Cr	PPm	767	826	846	281	329	1	10000	ICPM
Co	PPm	22	18	17	11	11	1	10000	ICPM
Cu	PPm	4255	2638	2699	1304	1237	1	20000	ICPM
Fe	ppm	110000	98000	99000	69000	71000	100	50000	ICPM
La	ppm	16	15	17	11	11	2	10000	ICPM
Pb	ppm	16000	15000	15000	12000	12000	2	10000	ICPM
Mg	ppm	5690	5811	5880	3108	3371	100	100000	ICPM
Mn	ppm	2871	2948	3052	2805	2744	1	10000	ICPM
Hg	ppm	<3	<3	<3	<3	<3	3	10000	ICPM
Mo	ppm	106	113	114	46	53	1	1000	ICPM
Ni	ppm	464	502	513	166	195	1	10000	ICPM
P	ppm	352	378	356	262	247	100	50000	ICPM
K	ppm	25267	26848	26848	25013	25549	100	100000	ICPM
Sc	ppm	4	5	5	3	3	1	10000	ICPM
Ag	ppm	1200	208.3	208.3	74.5	103.5	0.1	1000	ICPM
Na	ppm	2882	2819	2819	1505	1594	100	100000	ICPM
Sr	ppm	52	56	56	51	50	1	10000	ICPM
Tl	ppm	<2	<2	<2	<2	<2	2	1000	ICPM
Ti	ppm	1069	1090	1081	888	906	100	100000	ICPM
W	ppm	8	11	9	17	16	5	1000	ICPM
V	ppm	61	63	63	41	41	1	10000	ICPM
Zn	ppm	4732	3437	3446	1925	2063	1	10000	ICPM
Zr	ppm	48	42	42	27	26	1	10000	ICPM

FLOTATION TEST PROCEDURE

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	F11	Project:	0406407
Sample:	CompsiteA

Objective:	Scoping flotation test to recover Au and Ag at P80 = 75 µm using pocedure from 2003 project # 0302303

STAGE	TIME min	pH	ADDITION		COMMENTS
			Reagent	g/tonne

Grind (2kg)	2×9'30"	6.1

Rougher Flotation

Condition	3	6.3	PAX	50
			A208	25
Rougher float 1	7	6.6	MIBC	17	thicker froth, initially slightly grey

Condition	3	6.6	PAX	25
			A208	10
Rougher float 2	5	6.6	MIBC	5	thick froth, not mineralized

Condition	3	6.4	CuS04.5H20	100
	2	6.5	PAX	25
		6.9	A208	10
Rougher float 3	5	7.1	MIBC	3	as Ro2

FLOTATION TEST METALLURGICAL BALANCE

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	F11	Project:	0406407
Sample:	CompsiteA

Objective:	Scoping flotation test to recover Au and Ag at P80 = 75 µm using pocedure from 2003 project # 0302303

Product	Weight		Assay			Distribution
			Au	Ag	Pb(T,	Au	Ag	Pb(T)
	g	%	g/t	g/t	%	%	%	%
Rougher Concentrate 1	94.0	5.0	2.72	623.2	1.90	40.8	30.9	7.6
Rougher Concentrate 2	43.6	2.3	0.64	279.5	1.90	4.4	6.4	3.5
Rougher Concentrate 1+2	137.6	7.3	2.06	514.3	1.90	45.2	37.3	11.1
Rougher Concentrate 3	27.6	1.5	0.70	337.7	2.00	3.1	4.9	2.3
Total Flotation Concentrate	165.2	8.8	1.83	484.8	1.92	48.3	42.2	13.4
Final Tails	1707.3	91.2	0.19	64.2	1.20	51.7	57.8	86.6
Calculated Head	1872.5	100.0	0.34	101.3	1.26	100.0	100.0	100.0
Measured Head			0.34	99.6	1.40

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	F11	Project:	0406407
Sample:	Compsite A
Grind:	2×1 kg sample ground for 9.5 minutes in Mill # 1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.0	100.0
150	105	5.0	95.0
200	74	15.3	79.7
270	53	22.1	57.7
325	44	7.3	50.4
400	37	4.2	46.2
Undersize	-37	46.2	-
TOTAL:		100.0

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	F11	Project:	0406407
Sample:	As per id

		Sample ID					Detection Limits		Analytical
Elements	Units	Ro Cone 1	Ro Cone 2	Ro Cone 3	Tails	Head	Minimum	Maximum	Method
Au	g/mt	2.72	0.64	0.7	0.19	0.34	0.01	5000	FA/AAS
Al	ppm	58167	66603	69243	31747	37434	100	50000	ICPM
Sb	ppm	197	193	180	206	219	5	2000	ICPM
As	ppm	<5	<5	<5	<5	<5	5	10000	ICPM
Ba	ppm	825	783	790	646	670	2	10000	ICPM
Bi	ppm	812	571	552	167	218	2	2000	ICPM
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	13446	14820	13876	14795	16131	100	100000	ICPM
Cr	ppm	943	1500	971	260	340	1	10000	ICPM
Co	ppm	22	21	21	10	11	1	10000	ICPM
Cu	ppm	3346	3120	3370	961	1376	1	20000	ICPM
Fe	ppm	119206	131873	132862	68021	79716	100	50000	ICPM
La	ppm	18	18	20	11	11	2	10000	ICPM
Pb	ppm	18830	19424	19827	11881	13669	2	10000	ICPM
Mg	ppm	6979	8095	8572	3025	3645	100	100000	ICPM
Mn	ppm	3419	3912	3966	2741	3041	1	10000	ICPM
Hg	ppm	<3	<3	<3	<3	<3	3	10000	ICPM
Mo	ppm	138	153	136	43	50	1	1000	ICPM
Ni	ppm	575	681	590	160	198	1	10000	ICPM
P	ppm	447	460	539	264	252	100	50000	ICPM
K	ppm	25490	28887	26749	24371	26498	100	100000	ICPM
Sc	ppm	5	5	6	3	3	1	10000	ICPM
Ag	ppm	623.2	279.5	337.7	64.2	99.6	0.1	1000	ICPM
Na	ppm	2024	2453	2306	1229	1397	100	100000	ICPM
Sr	ppm	56	56	56	50	50	1	10000	ICPM
Tl	ppm	<2	<2	<2	<2	<2	2	1000	ICPM
Ti	ppm	1202	1110	1190	784	879	100	100000	ICPM
W	ppm	8	13	8	10	9	5	1000	ICPM
V	ppm	76	77	84	39	43	1	10000	ICPM
Zn	ppm	4590	4730	5024	1891	2262	1	10000	ICPM
Zr	ppm	49	50	53	25	28	1	10000	ICPM

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Flotation Head Assays	Project:	0406407
Sample:	Composite A	Page:	1 of 2

Elements	Units	F1	F3	F4	F7	F8	F9	F10	F11
		Head	Head	Head	Head	Head	Head	Head	Head
Al	ppm	40730	43415	41048	34406	36795	35128	33204	37434
Sb	ppm	164	180	179	183	200	197	201	219
As	ppm	<5	<5	<5	<5	<5	<5	<5	<5
Ba	ppm	714	725	700	737	721	706	661	670
Bi	ppm	298	226	220	238	238	234	223	218
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2
Ca	ppm	16080	18006	17082	14845	15450	15086	14530	16131
Cr	ppm	20	234	382	373	408	353	329	340
Co	ppm	10	11	12	13	15	13	11	11
Cu	ppm	1320	1484	1164	1233	1224	1217	1237	1376
Fe	ppm	73247	81730	76770	71000	75000	71000	71000	79716
La	ppm	11	12	12	12	13	12	11	11
Pb	ppm	9984	11090	10939	13000	13000	13000	12000	13669
Mg	ppm	3714	4028	3826	3530	3630	3524	3371	3645
Mn	ppm	2736	3228	2996	2736	2932	2783	2744	3041
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3
Mo	ppm	19	43	58	60	62	56	53	50
Ni	ppm	3	138	233	232	246	217	195	198
P	ppm	272	280	267	282	278	306	247	252
K	ppm	22831	22609	22533	23093	23412	22973	25549	26498
Sc	ppm	3	3	3	3	4	3	3	3
Ag	ppm	135.7	131.5	114.3	111.9	108.5	114.5	103.5	99.6
Na	ppm	2643	3011	2865	814	827	805	1594	1397
Sr	ppm	54	53	53	53	53	53	50	50
Tl	ppm	<2	<2	<2	<2	<2	<2	<2	<2
Ti	ppm	683	723	632	1025	1029	1018	906	879
W	ppm	13	9	11	12	12	17	16	9
V	ppm	40	42	42	45	46	45	41	43
Zn	ppm	2194	2407	2288	2119	2223	2140	2063	2262
Zr	ppm	28	30	28	31	35	36	26	28

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	Flotation Head Assays	Project:	0406407
Sample:	Composite B vs. A	Page:	2 of 2

Elements	Units	F2-B	F5-B	F6-B	Measured Heads		Analytical
		Head	Head	Head	Comp.B	Comp.A	Method
Al	ppm	32579	33322	30023	25970	36594	ICPM
Sb	ppm	122	122	120	150	203	ICPM
As	ppm	47	40	46	56	<5	ICPM
Ba	ppm	585	564	580	515	650	ICPM
Bi	ppm	342	332	346	379	221	ICPM
Cd	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	ICPM
Ca	ppm	2561	2472	2326	2435	15510	ICPM
Cr	ppm	12	196	275	210	161	ICPM
Co	ppm	6	8	9	7	10	ICPM
Cu	ppm	992	1213	948	1085	1319	ICPM
Fe	ppm	85609	91029	81042	75991	70760	ICPM
La	ppm	9	9	9	8	11	ICPM
Pb	ppm	6212	5986	6041	7065	12956	ICPM
Mg	ppm	2251	2380	2096	1906	3473	ICPM
Mn	ppm	1855	1953	1754	1664	2804	ICPM
Hg	ppm	<3	<3	<3	<3	<3	ICPM
Mo	ppm	21	42	51	18	13	ICPM
Ni	ppm	<1	112	159	12	31	ICPM
P	ppm	213	182	204	194	290	ICPM
K	ppm	13725	13206	13251	12499	21774	ICPM
Sc	ppm	2	2	2	2	3	ICPM
Ag	ppm	88.4	87.8	92	88.3	99.8	ICPM
Na	ppm	2065	2296	2169	1022	1495	ICPM
Sr	ppm	31	29	29	28	49	ICPM
Tl	ppm	<2	<2	<2	<2	<2	ICPM
Ti	ppm	378	420	440	753	1129	ICPM
W	ppm	23	25	22	15	8	ICPM
V	ppm	32	32	32	33	42	ICPM
Zn	ppm	880	859	860	860	2169	ICPM
Zr	ppm	25	24	24	25	29	ICPM

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C16	Project:	0406407
Sample:	C16 Residue (Comp B)
Grind:	1.0kg for 4.6 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.2	99.8
100	149	0.6	99.2
150	105	10.7	88.5
200	74	18.5	70.0
270	53	18.9	51.1
325	44	6.2	44.9
400	37	3.4	41.5
Undersize	-37	41.5	-
TOTAL:		100.0

GRAVITY CONCENTRATION TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB1	Project:	0406407
Sample:	Comp A

Objective:	To determine the precious metal recoveries using Falcon SB40 Concentrator without grinding

Products	Weight		Assay, g/t		Distribution, %
	g	%	Au	Ag	Au	Ag
Concentrate 1	87.8	8.8	0.63	141.4	15.9	13.3
Concentrate 2	76.6	7.7	0.49	123.9	10.9	10.2
Concentrate 1+2	164.4	16.5	0.56	133.2	26.8	23.4
Concentrate 3	76.0	7.6	0.44	106.2	9.7	8.6
Total Concentrate	240.4	24.1	0.52	124.7	36.5	32.1
Final Tail	756.0	75.9	0.29	84.0	63.5	67.9
Calculated Head	996.4	100.0	0.35	93.8	100.0	100.0
Measured Head			0.37	89.7

Three-pass Falcon SB40 Test Flowchart
Test Conditions
Pulp density	Bowl	Back water pressure	Speed
20%	28°	1.5 psi	~50Hz	100 G

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB1	Project:	0406407
Sample:	GSB1 Feed
Grind:	n/a (as received)

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	2.4	97.6
48	297	13.9	83.7
65	210	12.1	71.6
100	149	14.9	56.7
150	105	13.6	43.2
200	74	9.6	33.6
270	53	7.4	26.2
325	44	2.7	23.4
400	37	1.4	22.0
Undersize	-37	22.0	-
TOTAL:		100.0

GRAVITY CONCENTRATION TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB2	Project:	0406407
Sample:	Comp B

Objective:	To determine the precious metal recoveries using Falcon SB40 Concentrator without grinding

Products	Weight		Assay, g/t		Distribution, %
	g	%	Au	Ag	Au	Ag
Concentrate 1	83.8	8.4	0.76	121.0	12.7	14.5
Concentrate 2	73.9	7.4	0.69	87.5	10.2	9.3
Concentrate 1+2	157.7	15.9	0.73	105.3	22.9	23.8
Concentrate 3	76.4	7.7	0.68	79.5	10.4	8.7
Total Concentrate	234.2	23.6	0.71	96.9	33.3	32.5
Final Tail	759.4	76.4	0.44	62.1	66.7	67.5
Calculated Head	993.6	100.0	0.50	70.3	100.0	100.0
Measured Head			0.51	69.5

Three-pass Falcon SB40 Test Flowchart

Test Conditions
Pulp density	Bowl	Back water pressure	Speed
20%	28°	1.5 psi	~50Hz	100 G

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB2	Project:	0406407
Sample:	GSB2 Feed
Grind:	n/a (as received)

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	2.1	97.9
48	297	3.8	94.1
65	210	8.0	86.1
100	149	12.9	73.2
150	105	16.5	56.7
200	74	13.2	43.6
270	53	10.8	32.7
325	44	3.8	28.9
400	37	3.4	25.6
Undersize	-37	25.6	-
TOTAL:		100.0

GRAVITY CONCENTRATION TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB3	Project:	0406407
Sample:	Comp C

Objective:	To determine the precious metal recoveries using Falcon SB40 Concentrator without grinding

Products	Weight		Assay, g/t		Distribution, %
	g	%	Au	Ag	Au	Ag
Concentrate 1	84.5	8.5	0.89	65.1	22.9	13.9
Concentrate 2	73.5	7.4	0.59	59.4	13.2	11.1
Concentrate 1+2	158.0	15.9	0.75	62.4	36.2	25.0
Concentrate 3	81.2	8.2	0.44	49.4	10.9	10.2
Total Concentrate	239.2	24.1	0.65	58.0	47.0	35.2
Final Tail	755.0	75.9	0.23	33.9	53.0	64.8
Calculated Head	994.2	100.0	0.33	39.7	100.0	100.0
Measured Head			0.39	39.8

Three-pass Falcon SB40 Test Flowchart

Test Conditions
Pulp density	Bowl	Back water pressure	Speed
20%	28°	1.5 psi	~50Hz	100 G

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB3	Project:	0406407
Sample:	GSB3 Feed
Grind:	n/a (as received)

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	4.1	95.9
48	297	9.0	86.9
65	210	14.6	72.3
100	149	17.6	54.7
150	105	15.4	39.2
200	74	10.2	29.1
270	53	7.7	21.3
325	44	2.7	18.7
400	37	1.8	16.8
Undersize	-37	16.8	-
TOTAL:		100.0

GRAVITY CONCENTRATION TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB4	Project:	0406407
Sample:	Comp A

Objective:	To determine the precious metal recoveries using Falcon SB40 Concentrator at a target grind size of P80-75 microns

Products	g	%	Assay, g/t		Distribution, %
	(g)	(%)	Au	Ag	Au	Ag
Concentrate 1	61.2	6.2	1.35	166.9	25.0	11.3
Concentrate 2	72.7	7.3	0.50	127.7	11.0	10.3
Concentrate 1+2	133.8	13.5	0.89	145.6	36.0	21.6
Concentrate 3	61.5	6.2	0.33	83.6	6.1	5.7
Total Concentrate	195.3	19.7	0.71	126.1	42.1	27.2
Final Tail	796.6	80.3	0.24	82.6	57.9	72.8
Calculated Head	991.9	100.0	0.33	91.2	100.0	100.0
Measured Head			0.34	86.4

Three-pass Falcon SB40 Test Flowchart

Test Conditions
Pulp density	Bowl	Back water pressure	Speed
20%	28°	1.0 psi	~59Hz	150 G

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB4	Project:	0406407
Sample:	GSB4 Feed
Grind:	1.0kg for 10 minutes @65% solids in stainless steel mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.2	99.8
150	105	4.4	95.3
200	74	16.4	78.9
270	53	17.8	61.1
325	44	7.3	53.9
400	37	4.5	49.4
Undersize	-37	49.4	-
TOTAL:		100.0

GRAVITY CONCENTRATION TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB5	Project:	0406407
Sample:	Comp B

Objective:	To determine the precious metal recoveries using Falcon SB40 Concentrator at a target grind size of P80-75 microns

Products	g	%	Assay, g/t		Distribution, %
	(g)	(%)	Au	Ag	Au	Ag
Concentrate 1	81.9	8.2	2.48	133.3	36.4	15.5
Concentrate 2	69.5	7.0	0.68	88.5	8.5	8.8
Concentrate 1+2	151.3	15.2	1.65	112.7	44.9	24.3
Concentrate 3	71.6	7.2	0.52	62.2	6.7	6.3
Total Concentrate	223.0	22.4	1.29	96.5	51.5	30.7
Final Tail	772.7	77.6	0.35	63.0	48.5	69.3
Calculated Head	995.7	100.0	0.56	70.5	100.0	100.0
Measured Head			0.54	68.6

Three-pass Falcon SB40 Test Flowchart

Test Conditions
Pulpdensity	Bol/v	Bactei/ter pessure	Sped
20%	28 0	1.0 psi	~59Hz	150 G

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB5	Project:	0406407
Sample:	GSB5 Feed
Grind:	1.0kg for 7.5 minutes @65% solids in stainless steel mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.4	99.6
150	105	4.6	95.0
200	74	16.7	78.3
270	53	20.8	57.5
325	44	7.2	50.3
400	37	5.0	45.4
Undersize	-37	45.4	-
TOTAL:		100.0

GRAVITY CONCENTRATION TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB6	Project:	0406407
Sample:	Comp C

Objective:	To determine the precious metal recoveries using Falcon SB40 Concentrator at a target grind size of P80-75 microns

Products	g	%	Assay, g/t		Distribution, %
	(g)	(%)	Au	Ag	Au	Ag
Concentrate 1	78.3	7.9	2.16	110.5	44.9	21.4
Concentrate 2	107.0	10.8	0.49	51.3	13.9	13.6
Concentrate 1+2	185.3	18.6	1.20	76.3	58.8	35.0
Concentrate 3	61.2	6.2	0.34	32.7	5.5	4.9
Total Concentrate	246.5	24.8	0.98	65.5	64.3	39.9
Final Tail	748.2	75.2	0.18	32.5	35.7	60.1
Calculated Head	994.7	100.0	0.38	40.7	100.0	100.0
Measured Head			0.38	38.9

Three-pass Falcon SB40 Test Flowchart

Test Conditions
Pulp density	Bowl	Back water pressure	Speed
20%	28°	1.0 psi	~59Hz	150 G

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	17-Sep-04
Test:	GSB6	Project:	0406407
Sample:	GSB6 Feed
Grind:	1.0kg for 11 minutes @65% solids in stainless steel mill #1

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	0.3	99.7
150	105	5.9	93.8
200	74	16.5	77.3
270	53	16.4	60.8
325	44	9.3	51.6
400	37	6.5	45.1
Undersize	-37	45.1	-
TOTAL:		100.0

CYANIDATION TEST SUMMARY

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C1-C6	Project:	0406407
Sample:	as specified

		% Passing	Measured Head		Calculated Head		Extraction		Residue		Consumption, kg/t
Test No	Sample ID	105 µm	g/t Au	g/t Ag	g/t Au	g/t Ag	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C1	Comp A	43.2	0.35	95	0.32	100	81.5	66.4	0.06	33.8	1.76	1.35
C2	Comp A	81.7	0.35	94	0.35	95	85.7	79.3	0.05	19.8	1.63	1.84
C3	Comp A	95.7	0.36	94	0.45	96	89.1	80.4	0.05	18.9	2.61	1.58
C4	Comp B	56.7	0.52	76	0.50	76	82.0	69.1	0.09	23.7	2.59	1.82
C5	Comp B	83.6	0.49	71	0.51	73	88.3	77.1	0.06	16.8	1.74	1.81
C6	Comp B	90.2	0.50	71	0.53	74	86.9	77.3	0.07	16.9	1.74	1.92

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C1	Project:	0406407
Sample:	Comp A

Objective:	To determine Au and Ag extraction by direct cyanidation on as received sample

TEST CONDITIONS			TEST DESCRIPTION

Solids:	950	g	-	repulped to 40% solids
Solution:	1,425	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P80:	269	µm	-	sampled at 24,48 hours
Initial NaCN:	1.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.32 g/t	100.3 g/t
Measured Total:	0.35 g/t	95.2 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.43	0.65	6.4	10.6		2,375	1,429
1	1.00			10.6					5
3	0.60	0.57	0.20	10.1	10.7				5
5	1.00			10.6					5
7	1.00		0.13	10.5	10.8				5
24	0.58	0.59	0.18	10.3	11.0	8.4	2,344	1,398	30	0.16	0.23	38.0	53.9
31	0.80	0.28		10.5					5
48	0.96	0.06	0.13	10.2	11.0	9.3	2,319	1,373	30	0.17	0.24	42.0	59.8
72	0.90				10.3	9.2	2,339	1,393		0.17	0.25	43.0	63.3
Total		2.93	1.29

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	946.0	0.06	0.06	33.8	32.0

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	73.8	56.6	1.25
48	78.8	62.8	1.63
72	81.5	66.4	1.76	1.35	20
Residue	18.5	33.6
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C1	Project:	0406407
Sample:	C1 Head (Comp A)
Grind:	n/a

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	2.4	97.6
48	297	13.9	83.7
65	210	12.1	71.6
100	149	14.9	56.7
150	105	13.6	43.2
200	74	9.6	33.6
270	53	7.4	26.2
325	44	2.7	23.4
400	37	1.4	22.0
Undersize	-37	22.0	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C2	Project:	0406407
Sample:	Comp A

Objective:	To determine Au and Ag extraction by direct cyanidation at a target grind size of P60=74 microns

TEST CONDITIONS			TEST DESCRIPTION

Solids:	951	g	-	repulped to 40% solids
Solution:	1,427	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P60:	103	µm	-	sampled at 24,48 hours
Initial NaCN:	1.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.35 g/t	95.3 g/t
Measured Total:	0.35 g/t	94.2 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.43	0.65	6.4	10.7		2,378	1,430
1	1.00		0.26	10.1	10.7				5
3	0.70	0.43	0.20	10.2	10.7				5
5	1.00		0.13	10.4	10.8				5
7	1.00		0.07	10.4	10.8				5
24	0.74	0.36	0.23	10.2	10.7	8.0	2,386	1,438	30	0.19	0.28	47.0	69
31	0.84	0.23	0.03	10.5	10.7				5
48	0.90	0.15	0.20	10.4	10.6	9.0	2,356	1,408	30	0.19	0.3	49.0	72
72	0.74			10.2		9.4	2,361	1,413		0.19	0.3	48.0	72
Total		2.60	1.76

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	948.2	0.05	0.05	19.8	18.8

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	83.4	75.6	0.84
48	83.7	79.0	1.24
72	85.7	79.3	1.63	1.84	20
Residue	14.3	20.7
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C2	Project:	0406407
Sample:	C2 Residue (CompA)
Grind:	1.0kg for 7.3 minutes @65% solids in Mill # 1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	3.4	96.6
150	105	14.9	81.7
200	74	21.8	59.8
270	53	15.2	44.6
325	44	10.5	34.1
400	37	7.5	26.7
Undersize	-37	26.7	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C3	Project:	0406407
Sample:	Comp A

Objective:	To determine Au and Ag extraction by direct cyanidation at a target grind size of P75=74 microns

TEST CONDITIONS			TEST DESCRIPTION

Solids:	952	g	-	repulped to 40% solids
Solution:	1,428	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P75:	78	µm	-	sampled at 24,48 hours
Initial NaCN:	1.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.45 g/t	95.7 g/t
Measured Total:	0.36 g/t	94.1 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.43	0.65	6.4	10.8		2,380	1,434
1	1.00		0.26	10.1	10.8				5
3	0.66	0.49	0.20	10.2	10.7				5
5	1.00			10.6					5
7	1.00		0.07	10.5	10.8				5
24	0.44	0.78	0.21	10.2	11.0	7.6	2,348	1,402	30	0.22	0.31	50.0	71.1
31	0.78	0.31		10.6					5
48	0.90	0.15	0.13	10.4	11.0	9.0	2,313	1,367	30	0.26	0.37	51.0	72.5
72	0.50				10.2	9.5	2,298	1,352		0.27	0.39	51.0	73.2
Total		3.16	1.51

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	945.8	0.05	0.05	18.9	17.9

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	72.3	78.0	1.37
48	85.0	79.5	1.87
72	89.1	80.4	2.61	1.58	20
Residue	10.9	19.6
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C3	Project:	0406407
Sample:	C3 Residue (CompA)
Grind:	1.0kg for 9 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.0	99.9
150	105	4.2	95.7
200	74	18.1	77.7
270	53	19.2	58.4
325	44	5.9	52.5
400	37	5.0	47.5
Undersize	-37	47.5	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C4	Project:	0406407
Sample:	Comp B

Objective: To determine Au and Ag extraction by direct cyanidation on as received sample

TEST CONDITIONS			TEST DESCRIPTION

Solids:	950	g	-	repulped to 40% solids
Solution:	1,425	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P 80:	180	µrn	-	sampled at 24,48 hours
Initial NaCN:	2.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag

Calculated Total:	0.50 g/t	76.2 g/t
Measured Total:	0.52 g/t	76.3 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.43	0.65	7.2	10.7		2,375	1,431
1	1.00		0.26	10.2					5
3	0.56	0.63	0.26	10.1	10.6				5
5	1.00		0.13	10.1	10.6				5
7	1.00		0.10	10.4	10.7				5
24	0.54	0.64	0.16	10.4	10.7	8.1	2,350	1,406	30	0.27	0.38	30.0	42.8
31	0.82	0.26	0.10	10.6					5
48	0.88	0.18	0.07	10.4	10.6	9.2	2,305	1,361	30	0.27	0.38	35.0	49.3
72	0.50				10.5	9.3	2,295	1,351		0.27	0.39	35.0	50.0
Total		3.14	1.73

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	944.0	0.09	0.08	23.7	22.4

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	81.5	59.1	1.37
48	80.9	68.1	1.86
72	82.0	69.1	2.59	1.82	20
Residue	18.0	30.9
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C4	Project:	0406407
Sample:	C4 Head (Comp B)
Grind:	n/a

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
35	420	2.1	97.9
48	297	3.8	94.1
65	210	8.0	86.1
100	149	12.9	73.2
150	105	16.5	56.7
200	74	13.2	43.6
270	53	10.8	32.7
325	44	3.8	28.9
400	37	3.4	25.6
Undersize	-37	25.6	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C5	Project:	0406407
Sample:	Comp B

Objective: To determine Au and Ag extraction by direct cyanidation at a target grind size of P60=74 microns

TEST CONDITIONS			TEST DESCRIPTION

Solids:	955	g	-	repulped to 40% solids
Solution:	1,433	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P 60:	100	µrn	-	sampled at 24,48 hours
Initial NaCN:	1.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag

Calculated Total:	0.50 g/t	72.9 g/t
Measured Total:	0.49 g/t	70.6 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.43	0.78	5.8	10.7		2,388	1,438
1	1.00		0.26	9.8	10.7				5
3	0.60	0.57	0.26	10.1	10.8				5
5	1.00			10.5					5
7	1.00		0.13	10.3	10.8				5
24	0.88	0.17	0.18	10.2	10.8	7.8	2,392	1,441	30	0.29	0.4	36.0	53
31	0.80	0.28	0.05	10.5	10.8				5
48	0.96	0.06	0.07	10.5	10.9	8.2	2,377	1,426	30	0.29	0.4	36.0	53
72	0.60				10.4	9.0	2,357	1,406		0.29	0.4	36.0	54
Total		2.51	1.73

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	950.8	0.06	0.06	16.8	16.0

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	86.6	75.5	0.77
48	87.8	76.5	1.13
72	88.3	77.1	1.74	1.81	20
Residue	11.7	22.9
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C5	Project:	0406407
Sample:	C5 Residue (Comp B)
Grind:	1.0kg for 5.0 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	6.3	93.7
150	105	10.1	83.6
200	74	24.3	59.3
270	53	19.8	39.5
325	44	7.4	32.0
400	37	7.1	24.9
Undersize	-37	24.9	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C6	Project:	0406407
Sample:	Comp B

Objective: To determine Au and Ag enaction by direct cyanidation at a target grind sie of P75?4 microns

TEST CONDITIONS			TEST DESCRIPTION

Solids:	955	g	-	repulped to 40% solids
Solution:	1,434	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P 75:	84	µrn	-	sampled at 24,48 hours
Initial NaCN:	1.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag

Calculated Total:	0.50 g/t	72.9 g/t
Measured Total:	0.49 g/t	70.6 g/t

LEACH TEST DATA

Time	NaCN		Lime	pH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.43	0.78	5.9	10.7		2389	1438
1	1.00		0.26	9.8	10.8				5
3	0.66	0.49	0.26	10.1	10.6				5
5	1.00			10.5					5
7	1.00		0.13	10.4	11.0				5
24	0.78	0.32	0.21	10.1	11.0	8.2	2408	1457	30	0.29	0.43	35.0	51.7
31	0.80	0.28	0.13	10.4	10.9				5
48	0.90	0.15	0.07	10.5	10.9	9.4	2383	1432	30	0.29	0.43	36.0	53.5
72	0.70				10.3	9.2	2388	1437		0.29	0.44	36.0	54.7
Total	2.67		1.83

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	951.2	0.07	0.07	16.9	16.1

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMnO4/L
hours	%	%	kg/t	kg/t	mL
24	84.3	73.0	0.82
48	84.9	75.5	1.28
72	86.9	77.3	1.74	1.92	20
Rsidue	13.1	22.7
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	23-Sep-04
Test:	C6	Project:	0406407
Sample:	C6 Residue (Comp B)
Grind:	1.0kg for 6.75 minutes @65% solids in Mill #2 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	3.2	96.8
150	105	6.6	90.2
200	74	15.4	74.8
270	53	17.4	57.5
325	44	6.9	50.6
400	37	9.5	41.1
Undersize	-37	41.1	-
TOTAL:		100.0

CYANIDE LEACH FINAL SOLUTION ASSAY REPORT

Client:	MineStart Management Inc.	Date:	30-Sep-04
Test:	C1-C6	Project:	0406407
Sample:	Cyanide leach final PLS

		Sample ID						Analytical
Elements	Units	C-1 PLS	C-2 PLS	C-3 PLS	C-4 PLS	C-5 PLS	C-6 PLS	Method
Al	mg/L	0.3	0.4	0.3	<0.2	0.3	0.6	ICPH20
Sb	mg/L	<0.1	0.2	<0.1	<0.1	0.1	0.3	ICPH20
As	mg/L	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	ICPH20
Ba	mg/L	<0.01	<0.01	0.03	0.03	<0.01	<0.01	ICPH20
Bi	mg/L	0.2	<0.1	<0.1	<0.1	<0.1	0.1	ICPH20
Cd	mg/L	0.41	0.32	0.36	0.31	0.22	0.18	ICPH20
Ca	mg/L	14.5	8.6	5.5	33	73.6	54.3	ICPH20
Cr	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH20
Co	mg/L	0.15	0.15	0.18	0.3	0.24	0.26	ICPH20
Cu	mg/L	75.23	77.45	85.29	87.66	78.56	80.73	ICPH20
Fe	mg/L	0.72	0.72	1.71	<0.03	0.48	0.48	ICPH20
La	mg/L	0.21	0.21	0.21	0.21	0.15	0.23	ICPH20
Pb	mg/L	0.56	0.5	0.47	0.15	0.24	0.3	ICPH20
Mg	mg/L	1.5	1.3	1.4	1.4	1.6	1.5	ICPH20
Mn	mg/L	2.77	0.66	0.03	0.01	0.59	1.91	ICPH20
Hg	mg/L	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05	ICPH20
Mo	mg/L	0.49	0.61	0.87	0.64	0.89	1.07	ICPH20
Ni	mg/L	<0.02	0.98	1.23	0.13	1.15	1.22	ICPH20
P	mg/L	0.3	0.5	0.6	0.5	<0.1	0.6	ICPH20
K	mg/L	27	29	28	26	27	29	ICPH20
Sc	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH20
Ag	mg/L	48.99	56.78	61.13	38.05	41.64	41.29	ICPH20
Na	mg/L	758	608	664	956	773	777	ICPH20
Sr	mg/L	0.14	0.04	0.04	0.17	0.31	0.27	ICPH20
Tl	mg/L	0.6	<0.2	1	0.4	<0.2	0.7	ICPH20
Ti	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	ICPH20
W	mg/L	0.1	<0.1	<0.1	0.1	0.2	<0.1	ICPH20
V	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH20
Zn	mg/L	12.98	13.26	14.79	15.32	12.89	11.77	ICPH20
Zr	mg/L	<0.01	<0.01	0.02	<0.01	<0.01	<0.01	ICPH20

CYANIDATION TEST SUMMARY

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C7-C12	Project:	0406407
Sample:	as spcified

Test No	Sample ID	70% Passing µm	NaCN g/L	Measured Head		Calculated Head		Extraction		Residue		Consumption, kg/t
				g/t Au	g/t Ag	g/t Au	g/t Ag	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C7	ComjA	74	0.5	0.36	89	0.34	92	82.7	78.6	0.06	19.8	2.27	1.83
C8	ComjA	73	2.0	0.36	89	0.34	91	85.5	89.7	0.05	9.5	5.08	0.75
C9	CompB	75	0.5	0.52	70	0.57	73	86.0	73.2	0.08	19.8	2.62	1.24
C10	CompB	73	2.0	0.52	70	0.51	76	86.4	79.5	0.07	15.9	4.54	0.97
C11	CompC	69	1.0	0.34	40	0.35	42	77.3	73.8	0.08	10.9	3.99	2.83
C12	CompC	67	2.0	0.34	40	0.39	45	85.0	86.6	0.06	6.1	7.33	2.55

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C7	Project:	0406407
Sample:	Comp A

Objective: To determine Au and Ag extraction by direct cyanidation at 0.5g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	483	g	-	repulped to 40% solids
Solution:	723	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 0.5g/L NaCN
Grind Size - P 70:	74	µrn	-	sampled at 24,48 hours
Initial NaCN:	0.5	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag

Calculated Total:	0.50 g/t	72.9 g/t
Measured Total:	0.49 g/t	70.6 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	0.50	0.36	0.36	5.7	10.6		1,206	725
1	0.26	0.17	0.08	10.1	10.9				5
3	0.34	0.11	0.05	10.3	10.9				5
7	0.44	0.06	0.05	10.2	11.0				5
24	0.12	0.27	0.08	10.0	10.9	9.1	1,240	759	30	0.16	0.12	41.0	31.7
30	0.32	0.13	0.13	10.0	11.0				5
48	0.26	0.18	0.13	10.4	11.6	9.2	1,305	824	30	0.15	0.13	39.0	34.2
54	0.50								5
72	0.22				10.8	9.0	1,315	834		0.15	0.14	38.0	34.9
Total		1.28	0.88

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	481	0.06	0.03	19.8	9.53

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	74.4	71.5	1.26
48	79.1	76.9	1.83
72	82.7	78.6	2.27	1.83	16
Residue	17.3	21.4
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C7	Project:	0406407
Sample:	C7 Residue (Comp A)
Grind:	1.0 kg for 7.3 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.6	99.4
150	105	10.1	89.3
200	74	19.4	69.9
270	53	18.0	51.9
325	44	6.1	45.8
400	37	3.0	42.8
Undersize	-37	42.8	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C8	Project:	0406407
Sample:	Comp A

Objective: To determine Au and Ag extraction by direct cyanidation at 2g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	484	g	-	repulped to 40% solids
Solution:	730	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 2.0g/L NaCN
Grind Size - P 70:	73	µrn	-	sampled at 24,48 hours
Initial NaCN:	2.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag

Calculated Total:	0.34 g/t	91.3 g/t
Measured Total:	0.36 g/t	88.7 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.		Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	2.00	1.46	0.36	5.8	10.8		1,214	737
1	0.94	0.77		10.8	10.8				5
3	2.00			11.0	11.0				5
7	1.94	0.04		11.2	11.2				5
24	1.18	0.60		11.2	11.2	9.3	1,208	732	30	0.18	0.13	49.0	37
30	1.70	0.22		11.0	11.0				5
48	1.36	0.47		11.0	11.0	9.4	1,245	768	30	0.17	0.1	47.0	39
54	1.84	0.12							5
72	1.48				11.3	9.2	1,221	745		0.17	0.1	48.0	40
Total		3.68	0.36

SOLIDS

Time	Residue
	Weight	Au			Ag
hours	g	g/t	mg	g/t	mg
72	477	0.05	0.02	9.5	4.54

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	81.7	82.9	2.91
48	84.8	87.3	4.23
72	85.5	89.7	5.08	0.75	16
Residue	14.5	10.3
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C8	Project:	0406407
Sample:	C8 Residue (Comp A)
Grind:	1.0kg for 7.3 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.6	99.4
150	105	8.9	90.6
200	74	19.8	70.7
270	53	17.3	53.5
325	44	5.3	48.1
400	37	4.6	43.5
Undersize	-37	43.5	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C9	Project:	0406407
Sample:	Comp B

Objective:	To determine Au and Ag extraction by direct cyanidation at 0.5g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	482	g	-	repulped to 40% solids
Solution:	767	g	-	adjusted to and maintained pH 10.5
Solids:	39%		-	adjusted to and maintained at 0.5g/L NaCN
Grind Size - P80:	75	µm	-	sampled at 24,48 hours
Initial NaCN:	0.5	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.57 g/t	73.1 g/t
Measured Total:	0.52 g/t	70.3 g/t

LEACH TEST DATA

Time	NaCN		Lime	pH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	9	ml	mL	mg/L	mg	mg/L	mg
0	0.50	0.38	0.47	5.2	10.9		1,249	772
1	0.24	0.20	0.08	10.1	11.0				5
3	0.46	0.03		10.7	10.7				5
7	0.34	0.12		10.6	10.6				5
24	0.14	0.28		10.5	10.5	9.1	1,228	750	30	0.27	0.21	29.0	22.2
30	0.26	0.18	0.05	10.4	10.9				5
48	0.20	0.23		10.5	10.5	9.3	1,244	767	30	0.28	0.23	31.0	25.2
54	0.40	0.08		10.6	10.6				5
72	0.22				10.6	9.2	1,187	709		0.30	0.23	33.0	25.8
Total		1.50	0.60

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	478	0.08	0.04	19.8	9.45

 CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	75.7	63.0	1.30
48	83.6	71.6	2.15
72	86.0	73.2	2.62	1.24	16
Residue	14.0	26.8
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C9	Project:	0406407
Sample:	C9 Residue (Comp B)
Grind:	1.0 kg for 4.6 minutes @65% solids in Mill # 1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.6	99.4
150	105	9.8	89.7
200	74	20.0	69.7
270	53	17.0	52.7
325	44	6.6	46.1
400	37	3.9	42.2
Undersize	-37	42.2	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C10	Project:	0406407
Sample:	Comp B

Objective:	To determine Au and Ag extraction by direct cyanidation at 2g/L NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	482	g	-	repulped to 40% solids
Solution:	723	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 2.0g/L NaCN
Grind Size - P70:	73	µm	-	sampled at 24,48 hours
Initial NaCN:	2.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.51 g/t	76.3 g/t
Measured Total:	0.52 g/t	70.3 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	2.00	1.45	0.47	5.2	10.7		1205	731
1	1.30	0.51		10.8	10.8				5
3	1.92	0.06		11.1	11.1				5
7	1.74	0.19		11.2	11.2				5
24	1.46	0.39		11.6	11.6	9.1	1,179	705	30	0.28	0.20	37.0	26.6
31	1.62	0.27		11.2	11.2				5
48	1.60	0.29		11.4	11.4	9.3	1205	731	30	0.26	0.20	36.0	28.1
54	1.90	0.07		11.5	11.5				5
72	1.44				11.6	9.1	1,149	675		0.28	0.21	39.0	29.2
Total		3.23	0.47

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	474	0.07	0.03	15.9	7.54

CYANIDATION RESUTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(O)H 2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	82.7	72.4	2.45
48	83.6	76.5	3.53
72	86.4	79.5	4.54	0.97	16
Residue	13.6	20.5
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C10	Project:	0406407
Sample:	C10 Residue (Comp B)
Grind:	1.0 kg for 4.6 minutes @65% solids in Mill # 1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.6	99.4
150	105	9.4	90.0
200	74	18.9	71.1
270	53	16.8	54.3
325	44	5.4	48.9
400	37	5.6	43.3
Undersize	-37	43.3	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C11	Project:	0406407
Sample:	Comp C

Objective:	To determine Au and Ag extraction by direct cyanidation at 1g/L NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	459	g	-	repulped to 40% solids
Solution:	688	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P70:	69	µm	-	sampled at 24,48 hours
Initial NaCN:	1.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.35 g/t	41.5 g/t
Measured Total:	0.34 g/t	39.8 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	0.69	1.30	3.5	11.0		1,147	689
1	0.46	0.37		10.9	10.9				5
3	0.58	0.29		11.1	11.1				5
7	0.84	0.11		11.1	11.1				5
24	0.62	0.26		11.0	11.0	9.1	1,117	659	30	0.18	0.12	14.0	9.44
30	0.68	0.22		10.7	10.7				5
48	0.60	0.27		10.8	10.8	9.1	1,129	671	30	0.17	0.12	16.0	11.5
54	1.00			10.9	10.9				5
72	0.62				11.0	9.1	1p71	613		0.18	0.12	21.0	14.1
Total		2.21	1.30

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	458	0.08	0.04	10.9	4.99

CYANIDATION RESUTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(O)H 2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	75.3	49.5	2.29
48	76.4	60.1	3.35
72	77.3	73.8	3.99	2.83	96
Residue	22.7	26.2
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C11	Project:	0406407
Sample:	C11 Residue (Comp C)
Grind:	1.0 kg for 9.5 minutes @65% solids in Mill # 1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	0.2	99.7
150	105	5.1	94.6
200	74	19.7	74.9
270	53	20.6	54.3
325	44	7.9	46.4
400	37	5.2	41.2
Undersie	-37	41.2	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C12	Project:	0406407
Sample:	Comp C

Objective:	To determine Au and Ag extraction by direct cyanidation at 2g/L NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	459	g	-	repulped to 40% solids
Solution:	689	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 2.0g/L NaCN
Grind Size - P70:	67	µm	-	sampled at 24,48 hours
Initial NaCN:	2.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.39 g/t	44.7 g/t
Measured Total:	0.34 g/t	39.8 g/t

LEACFTEST

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	2.00	1.38	1.17	3.4	11.0		1,148	697
1	1.08	0.63		10.7	10.7				5
3	1.44	0.39		11.1	11.1				5
7	1.66	0.23		11.2	11.2				5
24	1.20	0.55		11.1	11.1	8.9	1,140	689	30	0.18	0.13	23.0	16.2
30	1.42	0.40		10.8	10.8				5
48	1.46	0.37		10.8	10.8	8.7	1,195	744	30	0.19	0.15	22.0	17.5
54	1.70	0.21		10.8	10.8				5
72	0.80				10.8	8.7	1,177	727		0.19	0.15	22.0	17.8
Total		4.16	1.17

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	gt	mg	gt	mg
72	451	0.06	0.03	6.10	2.75

CYANIDATION RESUTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(O)H 2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	70.5	78.9	3.92
48	83.7	85.3	5.43
72	85.0	86.6	7.33	2.55	134
Residue	15.0	13.4
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C12	Project:	0406407
Sample:	C12 Residue (Comp C)
Grind:	1.0 kg for 9.5 minutes @65% solids in Mill # 1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.1	99.9
150	105	4.9	95.0
200	74	17.8	77.2
270	53	22.1	55.1
325	44	7.7	47.4
400	37	3.4	44.0
Undersize	-37	44.0	-
TOTAL:		100.0

CYANIDE LEACH FINAL SOLUTION ASSAY REPORT

Client:	MineStart Management Inc.	Date:	14-Oct-04
Test:	C7-C12	Project:	0406407
Sample:	Cyanide leach final PLS

		Sample ID						Analytical
Elements	Units	C-7 PLS	C-8 PLS	C-9 PLS	C-10 PLS	C-11 PLS	C-12 PLS	Method
Al	mg/L	1.2	4.6	2.1	15.2	14	10	ICPH20
Sb	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	ICPH20
As	mg/L	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	ICPH20
Ba	mg/L	<0.01	0.04	0.02	<0.01	<0.01	<0.01	ICPH20
Bi	mg/L	<0.1	0.6	0.2	0.4	0.5	1	ICPH20
Cd	mg/L	0.19	0.45	0.1	0.32	0.19	0.77	ICPH20
Ca	mg/L	6.2	0.7	3.2	1.1	31.4	1.7	ICPH20
Cr	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH20
Co	mg/L	0.13	0.11	0.16	0.28	0.25	0.37	ICPH20
Cu	mg/L	47.7	80.22	56.19	78.08	471.88	442.4	ICPH20
Fe	mg/L	1.43	14.55	0.54	12.7	1.43	24.77	ICPH20
La	mg/L	0.21	0.11	0.2	0.25	0.15	0.11	ICPH20
Pb	mg/L	0.24	0.64	0.17	1.37	0.54	0.63	ICPH20
Mg	mg/L	1.7	0.7	1.3	1.6	1.2	1.4	ICPH20
Mn	mg/L	<0.01	4.95	0.09	0.84	0.04	0.18	ICPH20
Hg	mg/L	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05	ICPH20
Mo	mg/L	0.6	2.57	0.75	3.25	0.68	1.83	ICPH20
Ni	mg/L	0.44	0.75	0.5	0.95	0.94	1.37	ICPH20
P	mg/L	0.4	<0.1	<0.1	0.3	<0.1	<0.1	ICPH20
K	mg/L	27	16	22	30	23	22	ICPH20
Sc	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH20
Ag	mg/L	38.9	47.71	35.71	39.86	20.86	22.9	ICPH20
Na	mg/L	449	2067	790	2280	1585	2740	ICPH20
Sr	mg/L	0.03	<0.01	0.03	0.02	0.28	0.02	ICPH20
Tl	mg/L	<0.2	0.3	<0.2	<0.2	<0.2	<0.2	ICPH20
Ti	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	ICPH20
W	mg/L	<0.1	1.2	<0.1	0.7	<0.1	<0.1	ICPH20
V	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH20
Zn	mg/L	10.09	12.61	9.48	11.39	44.07	58.54	ICPH20
Zr	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	ICPH2Q

CYANIDATION TEST SUMMARY

Client:	MineStart Management Inc.	Date:	6-Oct-04
Test:	C13-C16	Project:	0406407
Sample:	as specified

Test No	Sample ID	70% Passing	NaCN	Measured Head		Calculated Head		Extraction		Residue		Consumption, kg/t
		µm	g/L	g/t Au	g/t Ag	g/t Au	g/t Ag	Au, %	Ag, %	Au, g/t	Ag, g/t	NaCN	Lime
C13	Comp A	77	0.5	0.28	96	0.38	105	86.8	79.7	0.05	21.3	1.54	1.25
C14	Comp A	78	2.0	0.37	99	0.42	105	82.1	83.1	0.08	17.8	3.73	0.84
C15	Comp B	72	0.5	0.49	77	0.51	81	82.6	72.9	0.09	22.1	1.55	2.03
C16	Comp B	74	2.0	0.52	78	0.54	85	83.4	75.4	0.09	20.9	3.81	1.01

CYAN ID ATI ON TEST REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C13	Project:	0406407
Sample:	Comp A

Objective:	To determine Au and Ag extraction by direct cyanidation at 0.5g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	958	g	-	repulped to 40% solids
Solution:	1,435	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 0.5g/L NaCN
Grind Size - P70:	77	µm	-	sampled at 24,48 hours
Initial NaCN:	0.5	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.38 g/t	104.7 g/t
Measured Total:	0.28 g/t	95.9 g/t

LEACFTEST

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	0.50	0.72	0.55	5.8			2,393	1,436
1	0.34	0.23	0.10	9.9	10.5				5
3	0.40	0.14	0.08	10.3	10.7				5
7	0.48	0.03	0.08	10.4	10.8				5
24	0.22	0.40	0.10	10.0	10.7	9.1	2,410	1,453	30	0.20	0.29	46.0	67.5
30	0.48	0.03	0.13	9.9	10.8				5
48	0.26	0.34	0.16	9.7	10.8	9.2	2,375	1,418	30	0.21	0.31	53.0	77.5
54	0.38	0.17		9.8	10.9				5
72	0.30				10.0	9.0	2,350	1,393		0.22	0.32	54.6	79.9
Total		2.06	1.20

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	958	0.05	0.05	21.3	20.4

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	80.7	67.3	0.84
48	84.6	77.2	1.23
72	86.8	79.7	1.54	1.25	20
Residue	13.2	20.3
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C13	Project:	0406407
Sample:	C13 Residue (Comp A)
Grind:	1.0kg for 7.3 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.8	99.2
150	105	11.6	87.5
200	74	19.3	68.3
270	53	18.9	49.4
325	44	5.9	43.5
400	37	3.1	40.4
Undersize	-37	40.4	-
TOTAL:		100.0

CYAN ID ATI ON TEST REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C14	Project:	0406407
Sample:	Comp A

Objective:	To determine Au and Ag extraction by direct cyanidation at 2g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	956	g	-	repulped to 40% solids
Solution:	1,435	g	-	adjusted to and maintained pH 10.5
Solids:	40%		-	adjusted to and maintained at 2.0g/L NaCN
Grind Size - P70:	78	µm	-	sampled at 24,48 hours
Initial NaCN:	2.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.42 g/t	104.9 g/t
Measured Total:	0.37 g/t	98.9 g/t

LEACH TEST DATA

Time	NaCN		Lime	pH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	2.00	2.87	0.65	5.8			2,391	1,436
1	1.58	0.60		10.7	10.7				5
3	1.80	0.29	0.03	10.4	10.7				5
7	1.80	0.29		10.7	10.7				5
24	1.60	0.57		10.6	10.6	9.1	2,410	1,455	30	0.22	0.32	54.0	79
30	1.74	0.37	0.03	10.4	10.7				5
48	1.52	0.69	0.05	10.3	10.7	9.2	2,385	1,430	30	0.22	0.3	55.0	81
54	1.84	0.23	0.05	10.4	10.8				5
72	1.50				10.4	9.2	2,365	1,410		0.22	0.3	56.0	83
Total		5.91	0.81

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	955	0.08	0.07	17.8	17.0

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	81.0	79.1	1.80
48	81.5	81.1	2.95
72	82.1	83.1	3.73	0.84	20
Residue	17.9	16.9
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C14	Project:	0406407
Sample:	C14 Residue (Comp A)
Grind:	1.0kg for 7.3 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.2	99.8
100	149	0.8	99.0
150	105	11.9	87.1
200	74	19.3	67.8
270	53	18.2	49.6
325	44	5.7	43.9
400	37	3.2	40.7
Undersize	-37	40.7	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C15	Project:	0406407
Sample:	Comp B

Objective:	To determine Au and Ag extraction by direct cyanidation at 0.5g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	962	g	-	repulped to 40% solids
Solution:	1,557	g	-	adjusted to and maintained pH 10.5
Solids:	38%		-	adjusted to and maintained at 0.5g/L NaCN
Grind Size - P70:	72	µm	-	sampled at 24,48 hours
Initial NaCN:	0.5	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.51 g/t	81.3 g/t
Measured Total:	0.49 g/t	77.2 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	0.50	0.78	0.81	5.4			2,519	1,559
1	0.36	0.22	0.16	10.0	10.6				5
3	0.42	0.12	0.18	10.1	10.6				5
7	0.44	0.09	0.10	10.4	10.7				5
24	0.24	0.40	0.13	10.1	10.8	9.0	2,540	1,580	30	0.25	0.40	27.9	44.4
30	0.42	0.12	0.18	9.9	10.7				5
48	0.32	0.28	0.21	9.7	10.8	9.1	2,515	1,555	30	0.25	0.40	34.7	55.4
54	0.48	0.03	0.18	10.0	10.9				5
72	0.34				10.0	9.2	2,485	1,525		0.26	0.41	35.8	57.0
Total		2.04	1.95

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	960	0.09	0.09	22.1	21.2

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	80.5	56.8	0.86
48	81.0	70.8	1.28
72	82.6	72.9	1.55	2.03	18
Residue	17.4	27.1
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C15	Project:	0406407
Sample:	C15 Residue (Comp B)
Grind:	1.0kg for 4.6 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	0.6	99.3
150	105	10.3	89.0
200	74	17.5	71.5
270	53	18.8	52.7
325	44	6.2	46.5
400	37	3.3	43.2
Undersize	-37	43.2	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C16	Project:	0406407
Sample:	Comp B

Objective:	To determine Au and Ag extraction by direct cyanidation at 2g/l NaCN

TEST CONDITIONS			TEST DESCRIPTION

Solids:	957	g	-	repulped to 40% solids
Solution:	1,370	g	-	adjusted to and maintained pH 10.5
Solids:	41%		-	adjusted to and maintained at 2.0g/L NaCN
Grind Size - P70:	74	µm	-	sampled at 24,48 hours
Initial NaCN:	2.0	g/L	-	test ended after 72 hours
Target pH:	10.5		-	filtered and displacement washed with hot cyanide solution followed by two hot water displacement washes
Test Duration:	72	hours	-	solution and solids assayed for Au and Ag content

HEAD GRADE

	Au	Ag
Calculated Total:	0.54 g/t	84.5 g/t
Measured Total:	0.52 g/t	78.3 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	2.00	2.74	0.81	5.4			2,327	1,376
1	1.58	0.58		10.6	10.6				5
3	1.86	0.19	0.03	10.5	10.6				5
7	1.78	0.30		10.7	10.7				5
24	1.56	0.60		10.6	10.6	9.0	2,310	1,359	30	0.30	0.41	42.0	57.7
31	1.72	0.38	0.03	10.4	10.7				5
48	1.38	0.85	0.05	10.3	10.8	9.0	2,285	1,334	30	0.31	0.43	43.0	59.5
54	1.86	0.19	0.05	10.4	10.8				5
72	1.52				10.5	9.1	2,260	1,309		0.31	0.43	44.0	61.0
Total		5.83	0.96

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	951	0.09	0.09	20.9	19.9

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	79.9	71.4	1.77
48	83.1	73.5	3.08
72	83.4	75.4	3.81	1.01	18
Residue	16.6	24.6
Total	100.0	100.0

CYANIDE LEACH FINAL SOLUTION ASSAY REPORT

Client:	MineStart Management Inc.	Date:	10-Nov-04
Test:	C13-C16	Project:	0406407
Sample:	Cyanide leach final PLS

		Sample ID				Analytical
Elements	Units	C-13 PLS	C-14PLS	C-15 PLS	C-16 PLS	Method
Al	mg/L	1.3	3	0.4	2.4	ICPH20
Sb	mg/L	<0.1	<0.1	<0.1	<0.1	ICPH20
As	mg/L	<0.2	<0.2	<0.2	<0.2	ICPH20
Ba	mg/L	<0.01	0.05	0.05	<0.01	ICPH20
Bi	mg/L	<0.1	0.9	0.3	<0.1	ICPH20
Cd	mg/L	0.22	0.55	0.13	0.27	ICPH20
Ca	mg/L	10.5	1.9	98	2	ICPH20
Cr	mg/L	<0.01	<0.01	<0.01	<0.01	ICPH20
Co	mg/L	0.14	0.14	0.22	0.21	ICPH20
Cu	mg/L	67.03	80.79	65.16	92.4	ICPH20
Fe	mg/L	2.34	24.72	<0.03	14.42	ICPH20
La	mg/L	0.18	0.14	0.23	0.13	ICPH20
Pb	mg/L	0.21	0.61	0.3	0.47	ICPH20
Mg	mg/L	1.7	1.2	2.9	0.9	ICPH20
Mn	mg/L	0.1	15.15	0.13	39.43	ICPH20
Hg	mg/L	<0.05	<0.05	<0.05	<0.05	ICPH20
Mo	mg/L	0.34	1.5	0.19	1.38	ICPH20
Ni	mg/L	0.98	1.07	0.57	1.09	ICPH20
P	mg/L	<0.1	0.3	0.3	<0.1	ICPH20
K	mg/L	23	25	36	17	ICPH20
Sc	mg/L	<0.01	<0.01	<0.01	<0.01	ICPH20
Ag	mg/L	54.57	56	35.78	44	ICPH20
Na	mg/L	486	1412	571	1758	ICPH20
Sr	mg/L	0.03	0.03	0.36	0.03	ICPH20
Tl	mg/L	0.9	0.5	0.5	<0.2	ICPH20
Ti	mg/L	<0.1	<0.1	<0.1	<0.1	ICPH20
W	mg/L	<0.1	0.2	<0.1	<0.1	ICPH20
V	mg/L	<0.01	0.01	<0.01	<0.01	ICPH20
Zn	mg/L	12.78	16.14	14.82	15.16	ICPH20
Zr	mg/L	<0.01	<0.01	<0.01	<0.01	ICPH20

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	12-Dec-04
Test:	C17	Project:	0406407
Sample:	Comp A

Objective:	To produce slurry for filtration test

TEST CONDITIONS			TEST DESCRIPTION

Solids:	1,000	g	-	repulped to 45% solids
Solution:	1,217	g	-	adjusted to and maintained pH 10.5
Solids:	45%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P70:	77	µm	-	test ended after 24 hours
Initial NaCN:	1.0	g/L	-	slurry used for filtration test
Target pH:	10.5
Test Duration:	24	hours

HEAD GRADE

	Au	Ag
Calculated Total:	0.33 g/t	84.1 g/t
Measured Total:	0.35 g/t	95.2 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		d02	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.21	0.53	6.1	10.6		2,217	1,217
2	0.74	0.32	0.38	9.7	11.0				5
5	0.80	0.24	0.13	10.1	10.8				5
19	0.80	0.24	0.14	10.0	10.9				5
24	0.84				10.5	9.2	2,234	1,234		0.24	0.30	51.0	63.7
Total		2.01	1.18

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	1,000.0	0.03	0.03	20.4	20.4

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	90.9	75.7	0.97	1.18
Residue	9.1	24.3
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	12-Dec-04
Test:	C17	Project:	0406407
Sample:	Comp A
Grind:	1.0kg for 7.3 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.0	100.0
100	149	0.8	99.2
150	105	11.6	87.5
200	74	19.3	68.3
270	53	18.9	49.4
325	44	5.9	43.5
400	37	3.1	40.4
Undersize	-37	40.4	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	12-Dec-04
Test:	C18	Project:	0406407
Sample:	Comp B

Objective:	To produce slurry for filtration test

TEST CONDITIONS			TEST DESCRIPTION

Solids:	1,000	g	-	repulped to 45% solids
Solution:	1,200	g	-	adjusted to and maintained pH 10.5
Solids:	45%		-	adjusted to and maintained at 1.0g/L NaCN
Grind Size - P70:	72	µm	-	test ended after 24 hours
Initial NaCN:	1.0	g/L	-	slurry used for filtration test
Target pH:	10.5
Test Duration:	24	hours

HEAD GRADE

	Au	Ag
Calculated Total:	0.42 g/t	70.4 g/t
Measured Total:	0.49 g/t	77.2 g/t

LEACH TEST DATA

Time	NaCN		Lime	PH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	1.15	0.69	6.1	10.6		2,200	1,200
2	0.62	0.44	0.34	9.7	11.0				5
5	0.82	0.21	0.19	10.1	10.8				5
19	0.90	0.12	0.13	10.0	10.9				5
24	0.86				10.5	9.2	2,169	1,169		0.28	0.33	38.0	45.0
Total		1.92	1.34

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
72	1,000.0	0.09	0.09	25.4	25.4

CYANIDATION RESULTS

Time	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMn04/L
hours	%	%	kg/t	kg/t	mL
24	78.6	63.9	0.91	1.34
Residue	21.4	36.1
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	12-Dec-04
Test:	C18	Project:	0406407
Sample:	Comp B
Grind:	1.0kg for 4.6 minutes @65% solids in Mill #1 stainless steel mill

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	0.1	99.9
100	149	0.6	99.3
150	105	10.3	89.0
200	74	17.5	71.5
270	53	18.8	52.7
325	44	6.2	46.5
400	37	3.3	43.2
Undersize	-37	43.2	-
TOTAL:		100.0

SOLUTION ASSAY REPORT

Client:	MineStart Management Inc.	Date:	20-Dec-04
Test:	C17, C18	Project:	0406407
Sample:	Cyanide leach final PLS

		Sample ID		Detection Limits		Analytical
Elements	Units	C17 PLS	C18 PLS	Minimum	Maximum	Method
Au	mg/L	0.24	0.285	0.01	5000.00	FA/AAS
Ag	mg/L	51.00	38.00	0.01	20000.00	AA/ICP
Al	mg/L	<0.2	<0.2	0.2	9999	ICPH20
Sb	mg/L	<0.1	<0.1	0.1	9999	ICPH20
As	mg/L	<0.2	<0.2	0.2	9999	ICPH20
Ba	mg/L	<0.01	<0.01	0.01	999	ICPH20
Bi	mg/L	<0.1	<0.1	0.1	9999	ICPH20
Cd	mg/L	<0.01	<0.01	0.01	999	ICPH20
Ca	mg/L	0.5	<0.1	0.1	9999	ICPH20
Cr	mg/L	<0.01	<0.01	0.01	9999	ICPH20
Co	mg/L	0.07	0.05	0.01	9999	ICPH20
Cu	mg/L	0.58	<0.01	0.01	9999	ICPH20
Fe	mg/L	<0.03	<0.03	0.03	9999	ICPH20
La	mg/L	0.09	0.06	0.05	999	ICPH20
Pb	mg/L	<0.05	<0.05	0.05	9999	ICPH20
Mg	mg/L	<0.1	<0.1	0.1	9999	ICPH20
Mn	mg/L	0.06	<0.01	0.01	999	ICPH20
Hg	mg/L	<0.05	<0.05	0.05	9999	ICPH20
Mo	mg/L	<0.02	<0.02	0.02	9999	ICPH20
Ni	mg/L	<0.02	<0.02	0.02	9999	ICPH20
P	mg/L	<0.1	0.4	0.1	9999	ICPH20
K	mg/L	<2	<2	2	9999	ICPH20
Sc	mg/L	<0.01	<0.01	0.01	100	ICPH20
Na	mg/L	4	3	1	9999	ICPH20
Sr	mg/L	<0.01	<0.01	0.01	999	ICPH20
Tl	mg/L	<0.2	0.6	0.2	999	ICPH20
Ti	mg/L	<0.1	<0.1	0.1	999	ICPH20
W	mg/L	<0.1	0.3	0.1	9999	ICPH20
V	mg/L	<0.01	<0.01	0.01	999	ICPH20
Zn	mg/L	0.1	<0.01	0.01	9999	ICPH20
Zr	mg/L	<0.01	<0.01	0.01	999	ICPH20

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	20-Nov-04
Test:	Cyanidation etc. Head Comparison	Project:	0406407
Sample:	Composite A	Page:	1 of 2

	Fire Assays		ICPM	Leach	Wet Ch.	Wet Ch.	Leco
Sample	Au	Ag	Ag	Ox.Pb	Pb	S"S04	S-Total
ID	g/t	g/t	ppm	%	%	%	%
C1	0.35	86.1	95.2
C2	0.35	96.5	94.9
C3	0.36	94.6	94.1
Comp.A	0.36		88.7			0.07	0.14
GSB-1	0.37		89.7
GSB-4	0.35		88.3
F1	0.35		112.2	0.59	1.13	0.06	0.12
F3	0.39		119.2	0.75	1.23	0.06	0.11
F4	0.40		104.6	0.76	1.20	0.05	0.18
F7*	0.37		94.3
F8*	0.34		100.6
F9*	0.35		94.6
F10	0.58		103.5
F11	0.34		99.6
* back-calculated head assays; pulp cut grade was much higher

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	20-Nov-04
Test:	Cyanidation etc. Head Comparison	Project:	0406407
Sample:	Composite B, C	Page:	2 of 2

	Fire Assays		ICPM	Leach	Wet Ch.	Wet Ch.	Leco
Sample	Au	Ag	Ag	Ox.Pb	Pb	S"S04	S-Total
ID	g/t	g/t	ppm	%	%	%	%
C4	0.52	68.8	76.3
C5	0.49	69.7	70.6
C6	0.50	64.8	71.4
Comp.B	0.52		70.3			0.12	0.20
GSB-2	0.51		69.5
GSB-5	0.54		68.6
F2	0.42		79.8	0.34	0.67	0.11	0.21
F5	0.47		89.7	0.35	0.7	0.09	0.19
F6	0.51		89.9	0.35	0.67	0.08	0.19
Comp.C	0.34		39.8			0.23	1.65
GSB-3	0.39		39.8
GSB-6	0.38		38.9

HEAD ASSAY REPORT

Client:	MineStart Management Inc.	Date:	10-Oct-04
Sample:	Composite B, C	Project:	0406407

		Sample ID			Detection Limits		Analytical
Elements	Units	Comp A+B	Comp A+B	Comp A+B (repeat)	Minimum	Maximum	Method
Au	g/mt	0.42	0.4	0.42	0.01	5000	FA/AAS
Ag	g/mt	84	81	84	0.3	9999	FAGrav
Al	ppm	31476	32046	32590	100	50000	ICPM
Sb	ppm	158	167	166	5	2000	ICPM
As	ppm	7	16	8	5	10000	ICPM
Ba	ppm	602	597	605	2	10000	ICPM
Bi	ppm	267	298	286	2	2000	ICPM
Cd	ppm	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	12407	12056	12541	100	100000	ICPM
Cr	ppm	117	90	117	1	10000	ICPM
Co	ppm	9	10	9	1	10000	ICPM
Cu	ppm	1210	1305	1334	1	20000	ICPM
Fe	ppm	71184	74402	73785	100	50000	ICPM
La	ppm	9	10	9	2	10000	ICPM
Pb	ppm	9529	9524	9696	2	10000	ICPM
Mg	ppm	2957	2946	2922	100	100000	ICPM
Mn	ppm	2149	2208	2214	1	10000	ICPM
Hg	ppm	<3	<3	<3	3	10000	ICPM
Mo	ppm	16	17	18	1	1000	ICPM
Ni	ppm	<1	<1	<1	1	10000	ICPM
P	ppm	216	216	221	100	50000	ICPM
K	ppm	19660	19512	19330	100	100000	ICPM
Sc	ppm	3	3	3	1	10000	ICPM
Ag	ppm	87.4	90.1	91.4	0.1	1000	ICPM
Na	ppm	1194	1174	1092	100	100000	ICPM
Sr	ppm	49	49	49	1	10000	ICPM
Tl	ppm	<2	<2	<2	2	1000	ICPM
Ti	ppm	1025	969	1031	100	100000	ICPM
W	ppm	18	19	17	5	1000	ICPM
V	ppm	38	38	39	1	10000	ICPM
Zn	ppm	1444	1435	1486	1	10000	ICPM
Zr	ppm	27	27	27	1	10000	ICPM

AGGLOMERATION REPORT

Client:	MineStart Management Inc.	Date:	2-Nov-04
Test:	AG 1-9	Project:	0406407
Sample:	Composite B

Lime (Ca(OH)2) kg/t	Cement kg/t	Moisture %	Curing Time days	Weight		Fines %-20 mesh
				Start	End
18	3	10	3	183.75	50.27	72.64
18	5	10	3	191.32	95.88	49.89
18	7	10	3	192.88	130.37	32.41
18	10	10	3	192.88	140.43	27.19
18	15	10	3	188.47	143.65	23.78
18	20	10	3	193.86	158.15	18.42
18	25	10	3	196.49	177.58	9.62
18	10	10	5	185.24	156.05	15.76
18	15	10	5	184.71	151.08	18.21

Test Description:
Riffle Comp B into approximately 200g.portions
Add Lime and Cement to the sample as indicated in the table above.
Mix for 15 minutes to homogenize components.
Spray water to the mixture while tumbling in a reactor as fines clump into spheres.
Allow to cure for the time specified in the table.
Place agglomerates on a 20 mesh screen, gently immerse into water 10 times.
Dry +20 mesh and obtain dried weight.
Calculate fines dissolved and pass through 20 mesh.

COLUMN LEACH TEST SUMMARY

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Composite A+B	Page:	1 of 9

Objective:	Determine Au and Ag extraction by column leaching, with barren solution recycle

Summary of Leach Conditions
pH:	~11	Cyanide Concentration	0.5 g/L (Set-up Day 15-40)
*Lime consumption:	7.13 kg/t		2.0 g/L (Set-up Day 40-100)
*Cement consumption:	21.8 kg/t	*NaCN Consumption:	2.32 kg/t
*Agglomeration Lime:	6.6 kg/t	Flowrate:	~ 0.05 mL/sec
@Agglomerated Particle Size (P80):	2.614 mm	Column Size:	Ø0.102 m × 3.048 m (Ø4" × 10')
*Non-optimized amounts totaled over separate test segments; @Average particle size of column leach residue

Recovery on Carbon
Set up	Cyanide Leach	Carbon			Recovery, %
Day	Day	g	Au, g/t	Ag, g/t	Au	Ag
15	1	48.3	2.42	0.3	0.9	0.0
16	2	46.0	3.64	0.6	2.2	0.0
18	4	74.9	7.38	199.5	6.4	0.6
19	5	28.1	21.35	1287.8	10.9	2.1
21	7	50.5	19.14	1436.9	18.3	5.1
28	9	64.4	7.15	1776.2	21.8	9.9
29	10	74.7	20.17	4400.0	33.3	23.6
32	13	42.6	15.13	2743.1	38.2	28.4
34	15	48.9	16.85	3541.2	44.4	35.6
36	17	62.5	5.60	1117.5	47.1	38.5
39	20	48.9	7.67	1604.2	50.0	41.8
43	24	40.4	11.43	2259.6	53.5	45.6
46	27	38.7	12.73	2446.2	57.2	49.5
50	31	35.1	8.05	1783.7	59.4	52.2
53	34	48.5	8.32	1826.8	62.5	55.8
56	37	58.6	6.20	1263.2	65.2	58.9
60	41	49.9	5.39	1084.6	67.3	61.2
68	49	48.4	4.90	1098.5	69.1	63.4
74	55	38.2	6.40	1344.1	70.9	65.5
78	59	48.8	1.48	290.8	71.5	66.1
85	66	48.5	2.01	351.3	72.2	66.8
92	73	66.4	1.85	355.5	73.2	67.8
100	81	77.6	2.84	603.8	74.8	69.7

Summary of Leach Results
	Volume	Mass	NaCN	Grade, mg/L, g/t		#Distribution, %
	L	kg	q/L	Au	Ag	Au	Ag
Final Barren Solution	3.98		1.30	0.02	0.2	0.6	0.03
1st Wash Solution	4.60		1.10	0.05	11.0	1.7	2.1
2nd Wash Solution	3.70		0.50	0.03	5.7	0.8	0.9
3rd Wash Solution	5.40		0.05	0.01	0.9	0.4	0.2
4th Wash Solution	4.40		0.02	<0.01	0.3	0.4	0.05
Total Recovery on Carbon						74.8	69.7
Total Extraction						78.9	73.0
Residue/Column Top				0.08	21.0
Residue/Column Middle				0.09	21.0
Residue/Column Bottom				0.10	21.1
Residue/Average		30.94		0.09	21.0	21.1	27.0
Back-calculated Head				0.43	77.9	100.0	100.0
Measured Head				0.41	83.0
#The recoveries on carbon are based on data in above table, and back-calculated head.

COLUMN LEACH TEST SUMMARY

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Composite A+B	Page:	2 of 9

Objective:	Determine Au and Ag column leach kinetics

COLUMN LEACH WORK SHEET (1)

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Composite A+B	Page:	3 of 9

Objective:	Determine Au and Ag column leach kinetics

Column Diameter:	0.102 m	Sample Mass:	30.9 kg
Charge Height:	2.730 m	Agglomeration Lime (Ca(OH)2):	6.6 kg/t
Bulk Density:	1398 kg/m3	Cement:	21.8 kg/t

Date	3et-up Day	Feed Solution						Pregnant Solution			Strip Solution			Carbon Mass	Cumulative Reagent Consumption		Comments
		VoL	PH	NaCN	NaCN	Ca(OH)2	Flow	Vol.	pH*	NaCN	Vol.	PH	NaCN		NaCN kg/t	Ca(OH)2 kg/t
		L		g/L	g	g	mL/sec	L		g/L	L		g/L	g
10/28/04	0	8.00	11.0			52.96	0.050									1.71	Agglomeration:
10/29/04	1															1.71	Cement:180g
10/30/04	2															1.71	+Lime 52.8g
10/31/04	3															1.71
11/01/04	4	2.30	9.7			0.08	0.050									1.71
11/02/04	5		12.0			0.16	0.050		9.6							1.72
11/03/04	6		12.5			1.60	0.050									1.77
11/04/04	7		12.2			70.80	0.050		9.6							4.06	Agglomeration:
11/05/04	8															4.06	Cement:160g
11/06/04	9															4.06	+Lime 70g
11/07/04	10															4.06
11/08/04	11	5.00	12.0			1.60	0.050		9.8							4.11
11/09/04	12	2.00	12.1			0.80	0.043		10.1							4.14
11/10/04	13	2.50	12.1			0.80	0.035		10.2							4.16
11/11/04	14	4.00	12.1	0.50	2.00	1.20	0.035		10.3						0.06	4.20
11/12/04	15	3.90	12.1	0.50	1.40	1.28	0.0333	2.92	9.6	0.03	2.96	9.1	0.03	48.3	0.11	4.24
11/13/04	16	3.68	12.2	0.50	0.89	2.00	0.033	1.90	10.4	0.04	1.90	9.3	0.03	46.0	0.14	4.31
11/14/04	17														0.14	4.31
11/15/04	18	3.80	12.2	0.50	1.61	0.64		3.80	10.8	0.08	3.80	10.8	0.08	74.9	0.19	4.33
11/16/04	19	3.03	12.0	0.50	0.50	0.24	0.020	1.26	10.3	0.10	1.26	9.7	0.10	28.1	0.21	4.34
11/17/04	20														0.21	4.34
11/18/04	21					80.00	0.017	2.20	10.3	0.09	2.20	9.3	0.09	50.5	0.21	6.92	Agglomeration:
11/19/04	22														0.21	6.92	Cement: 336g
11/20/04	23														0.21	6.92	+ Lime 80g
11/21/04	24														0.21	6.92
11/22/04	25														0.21	6.92
11/23/04	26	4.30	12.1	0.50	0.69	0.80	0.083								0.23	6.95
11/24/04	27	4.00	12.1	0.50	2.00	2.40	0.075								0.29	7.02
11/25/04	28	2.00	12.1	0.50	1.75	1.60	0.075	1.86	10.6	0.08	1.80	10.3	0.08	64.4	0.35	7.08
11/26/04	29	3.48	12.1	0.50	1.40	0.80	0.050	3.48	10.5	0.12	3.50	10.4	0.10	74.7	0.40	7.10
11/27/04	30														0.40	7.10
11/28/04	31														0.40	7.10
11/29/04	32	1.91	12.1	0.50	0.74	0.32	0.047	1.91	11.0	0.11	1.90	10.6	0.11	42.6	0.42	7.11
11/30/04	33	4.15	11.5	0.50	0.68		0.050	2.25	10.7	0.20					0.44	7.11
12/01/04	34	3.10	10.8	0.50	0.84		0.050	2.10	10.9	0.13	2.10	10.5	0.10	48.9	0.47	7.11
12/02/04	35		10.8	0.50	0.05		0.048	0.10	10.8	0.05					0.47	7.11
12/03/04	36	1.48	10.8	0.50	0.71		0.048	1.48	10.9	0.03	1.48	10.6	0.02	62.5	0.49	7.11
12/04/04	37														0.49	7.11
12/05/04	38														0.49	7.11
12/06/04	39	1.91	10.8	0.50	0.94		0.050	1.91	10.9	0.02	1.91	10.6	0.01	48.9	0.52	7.11
12/07/04	40	1.48	10.8	2.00	2.44		0.050	1.48	10.8	0.35					0.60	7.11
12/08/04	41	2.00	10.8	2.00	4.00		0.048								0.73	7.11
12/09/04	42	2.05	10.8	2.00	2.87		0.048	2.05	10.9	0.60					0.82	7.11
12/10/04	43	2.15	10.8	2.00	2.32		0.048	2.15	10.8	1.02	2.15	10.8	0.92	40.4	0.90	7.11
12/11/04	44														0.90	7.11
12/12/04	45														0.90	7.11
12/13/04	46	2.48	10.8	2.00	2.73		0.050	2.48	11.3	1.05	2.48	10.7	0.90	38.7	0.99	7.11
12/14/04	47	3.00	11.3	2.00	2.28		0.050	3.00	11.3	1.24					1.06	7.11
12/15/04	48	2.35	11.3	2.00	1.97		0.050	2.35	11.3	1.16					1.12	7.11
12/16/04	49	2.30	11.3	2.00	2.07		0.048	2.30	11.3	1.10					1.19	7.11
12/17/04	50	2.15	11.3	2.00	1.61		0.050	2.15	11.3	1.35	2.15	11.3	1.25	35.1	1.24	7.11
12/18/04	51														1.24	7.11
12/19/04	52														1.24	7.11

COLUMN LEACH WORK SHEET (2)

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Composite A+B	Page:	4 to 9

Column Diameter:	0.102	m	Sample Mass:	30.9	kg
Charge Height:	2.730	m	Agglomeration Lime (Ca(OH)2):	6.6	kg/t
Bulk Density:	1398	kg/m3	Cement:	21.8	kg/t

Date	Set-up Day	Feed Solution						Precanant Solution			Strip Solution			Carbon Mass	Cumulative Reagent Consumption		Comments
		VoL	pH	NaCN	NaCN	Ca(OH)2	Flow	Vol.	pH*	NaCN	Vol.	pH	NaCN		NaCN	Ca(OH)2
		L		g/L	g	g	mL/sec	L		g/L	L		g/L	g	kg/t	kg/t
12/20/04	53	2.75	11.1	2.00	2.48		0.050	2.75	11.1	1.20	2.75	11.1	1.10	48.5	1.32	7.11
12/21/04	54	2.00	11.1	2.00	1.40		0.050	2.00	11.1						1.37	7.11
12/22/04	55	2.05	11.1	2.00	1.39		0.050	2.05	11.1	1.32					1.41	7.11
12/23/04	56	3.50	10.8	2.00	4.20	0.08	0.050	2.00	10.9	1.45	2.00	10.9	1.40	58.6	1.55	7.12
12/24/04	57														1.55	7.12
12/25/04	58														1.55	7.12
12/26/04	59														1.55	7.12
12/27/04	60	3.79	11.0	2.00	0.84	0.08	0.048	3.79	11.1	1.80	3.79	11.0	1.78	49.9	1.58	7.12
12/28/04	61	4.28	11.1	2.30			0.048	4.28	11.1	2.30					1.58	7.12
12/29/04	62														1.58	7.12
12/30/04	63														1.58	7.12
12/31/04	64														1.58	7.12
01/01/05	65	0.60	11.3	2.00	0.12		0.050	0.60	11.3	1.80					1.58	7.12
01/02/05	66														1.58	7.12
01/03/05	67														1.58	7.12
01/04/05	68	2.00	11.0	2.00	1.36		0.050	2.00	11.1	1.45	2.00	11.0	1.32	48.4	1.62	7.12
01/05/05	69	3.40	11.1	2.00	4.10		0.048	1.90	11.0	1.42					1.76	7.12
01/06/05	70	2.10	11.2	2.00	1.05		0.050	2.10	11.2	1.50					1.79	7.12
01/07/05	71	3.20	11.2	2.00	1.60		0.050	3.20	11.2	1.50					1.84	7.12
01/08/05	72														1.84	7.12
01/09/05	73														1.84	7.12
01/10/05	74	3.10	11.2	2.00	1.86		0.050	3.10	11.1	1.50	3.10	10.9	1.40	38.2	1.90	7.12
01/11/05	75	2.03	11.2	2.00	0.20		0.050	2.03	11.2	1.90					1.91	7.12
01/12/05	76	1.95	11.2	2.00	0.16		0.048	1.95	11.2	1.92					1.91	7.12
01/13/05	77	1.78	11.2	2.00	0.09		0.050	1.78	11.2	1.95					1.92	7.12
01/14/05	78	3.52	11.0	2.00	4.30		0.050	1.52	11.2	1.90	1.52	11.0	1.80	48.8	2.06	7.12
01/15/05	79														2.06	7.12
01/16/05	80														2.06	7.12
01/17/05	81	2.24	11.2	2.00	1.66		0.047	2.24	11.2	1.26					2.11	7.12
01/18/05	82	2.68	11.2	2.00	1.47		0.048	2.68	11.2	1.45					2.16	7.12
01/19/05	83	2.50	11.2	2.00	1.50		0.050	2.50	11.2	1.40					2.21	7.12
01/20/05	84	3.60	11.2	2.00	2.16		0.050	3.60	11.2	1.40					2.28	7.12
01/21/05	85	1.50	11.2	2.00	0.75		0.050	1.50	11.2	1.52	1.50	11.2	1.50	48.5	2.30	7.12
01/22/05	86														2.30	7.12
01/23/05	87														2.30	7.12
01/24/05	88	3.00	11.2	2.00	4.40		0.050	1.00	11.2	1.60					2.44	7.12
01/25/05	89	2.90	11.2	2.00	0.68		0.052	2.90	11.2	1.78					2.46	7.12
01/26/05	90	2.75	11.2	2.00	1.38		0.050	2.75	11.2	1.50					2.51	7.12
01/27/05	91	2.70	11.2	2.00	1.13		0.052	2.70	11.2	1.58					2.55	7.12
01/28/05	92	2.58	11.1	2.00	1.16		0.050	2.58	11.2	1.65	2.58	11.1	1.55	66.4	2.58	7.12
01/29/05	93														2.58	7.12
01/30/05	94														2.58	7.12
01/31/05	95	2.45	11.1	2.00	1.47		0.052	2.45	11.1	1.40					2.63	7.12
02/01/05	96	2.35	11.1	2.00	1.13		0.050	2.35	11.1	1.52					2.67	7.12
02/02/05	97	2..31	11.1	2.00	1.16		0.053	2..31	11.1	1.50					2.70	7.12
02/03/05	98	2.30	11.1	2.00	0.69		0.050	2.30	11.1	1.70					2.73	7.12
02/04/05	99														2.73	7.12
02/05/05	100	5.00	11.1			0.08	0.083	3.98	11.1	1.50	3.98	10.7	1.30	77.6	2.56	7.12	1 st wash
02/06/05	101														2.56	7.12
02/07/05	102	5.00	10.5			0.08	0.083	4.60		1.10					2.40	7.12	2nd wash
02/08/05	103	5.00	10.5			0.08	0.083	3.70		0.56					2.33	7.13	3rd wash
02/09/05	104	5.00	10.5			0.08	0.083	5.40		0.05					2.32	7.13	4th wash
02/10/05	105							4.40		0.02					2.32	7.13
Total					84.38	220.56									2.32	7.13

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Column Leach Residue - Top Section	Page:	5 to 9
	(De-agglomerated by manual rolling)

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+65	+210	58.4	26.8	0.14	31.5	28.6	38.5
-65+100	-210+149	31.7	14.5	0.12	22.6	13.3	15.0
-100+150	-149+105	33.3	15.3	0.16	20.4	18.6	14.2
-150+200	-105+74	22.4	10.3	0.09	18.7	7.0	8.8
-200+270	-74+53	19.5	9.0	0.09	17.6	6.1	7.2
-270+325	-53+44	6.6	3.0	0.08	17.0	1.8	2.4
-325+400	-44+37	4.7	2.2	0.08	16.4	1.3	1.6
-400	-37	41.6	19.0	0.16	14.2	23.2	12.4
Total		218.2	100.0	0.13	21.9	100.0	100.0
Measured				0.08	21.0

SIZE-ASSAY ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Column Leach Residue - Top Section	Page:	6 to 9
	(De-agglomerated by manual rolling)

Size Fraction		Weight		Assay		Distribution
Mesh	Microns	g	%	Au, g/t	Ag, g/t	Au, %	Ag, %
+65	+210	50.1	27.5	0.12	30.7	29.1	38.3
-65+100	-210+149	24.6	13.5	0.10	22.6	11.9	13.9
-100+150	-149+105	26.1	14.3	0.10	20.5	12.6	13.3
-150+200	-105+74	18.1	9.9	0.08	19.4	7.0	8.7
-200+270	-74+53	16.3	8.9	0.08	18.1	6.3	7.3
-270+325	-53+44	5.5	3.0	0.08	17.0	2.1	2.3
-325+400	-44+37	3.7	2.0	0.08	17.4	1.4	1.6
-400	-37	38.0	20.9	0.16	15.2	29.5	14.4
Total		182.3	100.0	0.11	22.0	100.0	100.0
Measured				0.10	21.1

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Column Leach Residue - Top Section	Page:	7 to 9
(As unloaded, without de-agglomeration)
Grind:	No Crushing and Grinding

Sieve Size		Mass	Individual	Cumulative
Tyler Mesh	Microns	g	% Retained	% Passing
3	6730	10.14	6.2	93.8
4	4760	6.17	3.8	90.0
6	3360	8.16	5.0	85.1
10	1680	16.25	9.9	75.1
14	1190	7.38	4.5	70.6
20	840	6.42	3.9	66.7
28	590	5.69	3.5	63.2
35	420	6.71	4.1	59.2
48	297	10.14	6.2	53.0
65	210	15.11	9.2	43.7
100	149	18.09	11.0	32.7
150	105	19.66	12.0	20.7
200	74	11.69	7.1	13.6
270	53	9.55	5.8	7.7
325	44	2.74	1.7	6.1
400	37	2.10	1.3	4.8
-400	'-37	7.83	4.8	-
TOTAL:		163.83	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Column Leach Residue - Top Section	Page:	8 to 9
(As unloaded, without de-agglomeration)
Grind:	No Crushing and Grinding

Sieve Size		Mass	Individual	Cumulative
Tyler Mesh	Microns	g	% Retained	% Passing
3	6730	17.07	5.9	94.1
4	4760	15.95	5.5	88.7
6	3360	16.79	5.8	82.9
10	1680	40.58	13.9	69.0
14	1190	18.33	6.3	62.7
20	840	12.45	4.3	58.4
28	590	10.77	3.7	54.7
35	420	11.65	4.0	50.8
48	297	17.38	6.0	44.8
65	210	23.75	8.1	36.6
100	149	32.11	11.0	25.6
150	105	28.99	9.9	15.7
200	74	17.52	6.0	9.7
270	53	13.75	4.7	5.0
325	44	3.22	1.1	3.9
400	37	2.56	0.9	3.0
-400	'-37	8.70	3.0	-
TOTAL:		291.57	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	25-Feb-05
Test:	Column 1	Project:	0406407
Sample:	Column Leach Residue - Botton Section	Page:	9 to 9
(As unloaded, without de-agglomeration)
Grind:	No Crushing and Grinding

Sieve Size		Mass	Individual	Cumulative
Tyler Mesh	Microns	g	% Retained	% Passing
3	6730	12.64	6.3	93.7
4	4760	7.97	4.0	89.7
6	3360	10.39	5.2	84.6
10	1680	21.36	10.6	73.9
14	1190	11.14	5.5	68.4
20	840	9.22	4.6	63.8
28	590	7.59	3.8	60.0
35	420	9.29	4.6	55.4
48	297	13.05	6.5	48.9
65	210	17.08	8.5	40.4
100	149	21.56	10.7	29.6
150	105	22.57	11.2	18.4
200	74	13.69	6.8	11.6
270	53	10.61	5.3	6.3
325	44	3.21	1.6	4.7
400	37	2.61	1.3	3.4
-400	'-37	6.85	3.4	-
TOTAL:		200.83	100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	27-Feb-05
Test:	C19	Project:	0406407
Sample:	Column Leach Residue - Top Section

Objective: To determine cyanide leachable gold and silver in the column leach residues

TEST CONDITIONS					TEST DESCRIPTION

Solids:	2,000	g			-	repulped to 40% solids
Solution:	3,000	g			-	adjusted to and maintained pH 10.5
Solids:	40%				-	adjusted to and maintained at 1.0g/L NaCN
Feed Size - P80:	218	µm			-	test ended after 48 hours
Initial NaCN:	1.0	g/L			-	filtered and displacement washed with hot cyanide solution
Target pH:	10.5					followed by two hot water displacement washes
Test Duration:	48	hours			-	solution and solids assayed for Au and Ag content

HEAD GRADE
	A	u	A	g

Calculated Total:	0.11	g/t	21.5	g/t
Measured Total:	0.08	g/t	21.0	g/t

LEACH TEST DATA

Time	NaCN		Lime	pH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	3.00	0.12	9.3	10.9	9.9	5,000	2,000
1	1.00		0.08	10.3	10.8				5
3	1.00		0.16	10.2	10.8				5
6	0.90	0.30	0.16	10.2	10.8				5
24	0.90	0.30	0.16	10.2	10.8	9.6	5,066	3,072	30	<0.01	0.03	0.3	0.8
30	1.00		0.16	10.2	10.8				5
48	0.90			10.3		9.7	5,026	3,032		<0.01	0.03	0.4	1.1
Total		3.60	0.84

SOLIDS

Time hours	Residue
	Weight	Au		Ag
	g	g/t	mg	g/t	mg
48	1,993.9	0.09	0.18	21.0	41.9

CYANIDATION RESULTS

Time hours	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMnO4 / L
	%	%	kg/t	kg/t	mL
24	14.7	1.8	0.27
48	14.6	2.6	0.44	0.42	20
Residue	85.4	97.4
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	27-Feb-05
Test:	C19	Project:	0406407
Sample:	Column Leach Residue (Top Section)
Grind:	N/A

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	22.0	78.0
100	149	13.1	64.9
150	105	14.6	50.4
200	74	9.2	41.2
270	53	9.5	31.6
325	44	3.2	28.4
400	37	5.0	23.4
Undersize	- 37	23.4	-
TOTAL:		100.0

CYANIDATION TEST REPORT

Client:	MineStart Management Inc.	Date:	27-Feb-05
Test:	C20	Project:	0406407
Sample:	Column Leach Residue - (Bottom Section)

Objective: To determine cyanide leachable gold and silver in the column leach residues

TEST CONDITIONS					TEST DESCRIPTION

Solids:	2,000	g			-	repulped to 40% solids
Solution:	3,000	g			-	adjusted to and maintained pH 10.5
Solids:	40%				-	adjusted to and maintained at 1.0g/L NaCN
Feed Size - P80:	218	µm			-	test ended after 48 hours
Initial NaCN:	1.0	g/L			-	filtered and displacement washed with hot cyanide solution
Target pH:	10.5					followed by two hot water displacement washes
Test Duration:	48	hours			-	solution and solids assayed for Au and Ag content

HEAD GRADE
	A	u	A	g

Calculated Total:	0.10	g/t	22.3	g/t
Measured Total:	0.10	g/t	21.1	g/t

LEACH TEST DATA

Time	NaCN		Lime	pH		dO2	Slurry	Solution
							Weight	Vol.	Assay Vol.	Au		Ag
hours	g/L	g	g	before	after	mg/L	g	mL	mL	mg/L	mg	mg/L	mg
0	1.00	3.00	0.12	9.4	10.9	9.9	5,000	2,000
1	1.00		0.08	10.5	10.9				5
3	1.00		0.16	10.2	10.7				5
6	0.94	0.18	0.16	10.2	10.8				5
24	0.90	0.30	0.16	10.2	10.8	9.7	5,018	3,024	30	<0.01	0.03	0.3	0.9
30	1.00		0.16	10.3	10.8				5
48	0.90			10.3		9.7	4,978	2,984		<0.01	0.03	0.3	0.9
Total		3.48	0.84

SOLIDS

Time	Residue
	Weight	Au		Ag
hours	g	g/t	mg	g/t	mg
48	1,993.9	0.09	0.18	21.9	43.7

CYANIDATION RESULTS

Time hours	Distribution		Reagent Consumption		Reducing Power
	Au	Ag	NaCN	Ca(OH)2	0.1 N KMnO4 / L
	%	%	kg/t	kg/t	mL
24	14.5	2.1	0.23
48	14.4	2.1	0.40	0.42	20
Residue	85.6	97.9
Total	100.0	100.0

SIZE ANALYSIS REPORT

Client:	MineStart Management Inc.	Date:	27-Feb-05
Test:	C20	Project:	0406407
Sample:	Column Leach Residue - (Bottom Section)
Grind:	N/A

Sieve Size		Individual	Cumulative
Tyler Mesh	Micron	% Retained	% Passing
65	210	20.6	79.4
100	149	11.1	68.3
150	105	14.7	53.6
200	74	9.2	44.4
270	53	9.7	34.7
325	44	3.4	31.3
400	37	2.0	29.3
Undersize	- 37	29.3	-
TOTAL:		100.0

FLOCCULANT SCREENING TEST REPORT

Client:	MineStart Management Inc.	Date:	25-Nov-04
Sample:	Cyanide Leach Slurry (from residues C2,C5,C7,C8,C9,C10)	Project:	0406407

Objective:	To evaluate flocculant type and dosage

Test description:
-dry residues (250g) from test C2,C5,C7,C8,C9 and C10 combined and repulped to 25%solids
-pH adjusted to 10.5 with lime and NaCN concentration adjusted to 1g/L
-slurry cuts to the volumetric cylinders to test different flocculants
-flocculant tested: Magnaflox 156; 351; 368 at 50g/t dosage
-scoping test with increasing pH to 12 using lime

Test data:

	Lime	Magnafloc 156	Magnafloc 351	Magnafloc 368	Lime to pH 12
	to pH 12	50g/t	50g/t	50g/t	and25g/tof 156
Time, Minutes	READ ml	READ ml	READ ml	READ ml	READ ml
0	180	180	178	182	180
1	168	126	154	170	150
2	160	100	145	160	120
3	152	87	116	152	112
4	145	80	104		103
5	137	75	95	130
Clarity scale (0-5)	0	3	4	4-5	0	Clarity scale (0-5)

Observations:	Good clarity achieved at pH 12 and with 25g/t of Magnafloc 156 This combination was selected for the settling test

SETTLING TEST REPORT

Client:	MineStart Management Inc.	Date:	29-Nov-04
Test:	ST1	Project:	0406407
Sample:	Cyanide Slurry (from residues C2,C5,C7,C8,C9,C10)	Page:	1 of 2

Time	Height	Sludge Density	Slurry pH:		10.8
(min.)	(cm)	(w/w % solids)	Lime:		727	g/t to pH
0.0	40.3	24.8	Flocculant:		25.0	g/t Magnafloc 156
0.5	38.2	25.9
1.5	35.4	27.6	Dry Solids Density:		2.70	g/cm3
3.0	31.7	30.2	Liquid Density:		0.99	g/cm3
5.0	27.0	34.3	Weight of Dry Solids:		572.0	g
6.0	24.8	36.7
7.0	22.7	39.3	Initial Slurry Weight:		2290	g
8.0	21.0	41.5	Initial Slurry Volume:		1966	ml_
10.0	18.6	45.4	Initial Slurry Height:		40.3	cm
12.0	17.2	47.9	Initial Weight Percent Solids:		25.0	w/w % solids
15.0	15.7	51.0	Initial Settling Rate:		2.5	m/h
25.0	13.2	57.2
30.0	12.7	58.6	Final Sediment Volume:		427	ml_
40.0	12.3	59.8	Final Sediment Height:		8.8	cm
62.0	12.0	60.9
900.0	8.9	72.2	Supernatant Clarity:		0
1,440.0	8.8	72.9	Floe Size:		1

			Supernatant Clarity Scale			Floe Size Scale
			0	Crystal Clear, zero suspended solids	1	Very fine particles
			1	Transparent - some suspended solids	2 to 9	Floe size increasing
			2	Somewhat transparent solution	10	Very large floes
			3	Less cloudy, non-transparent solution
			4	Very cloudy discernible solid/liquid interface
			5	Opaque, no solid/liquid interface visible

Unit Thickener Area Determination
Modified Coe and Clevenger Method/ Oltman Technique

Required Underflow Pulp Density:	55	w/w % solids
Compression Point:	13.0	cm
25	min
Slope (Settling Rate), R:	15.7	m/d
Feed Dilution, :	3.00	(weight solution/weight solids)
Underflow Dilution, Du:	0.82	(weight solution/weight solids)
Liquid Relative Density, L:	0.99
Unit Thickener Area, A:	0.14	m /tpd solids	A =	(F-Du)
RL

SETTLING TEST REPORT

Client:	MineStart Management Inc.	Date:	29-Nov-04
Test:	ST1	Project:	0406407
Sample:	Cyanide Slurry (from residues C2,C5,C7,C8,C9,C10)	Page:	2 of 2

VACUUM FILTRATION TEST REPORT

Client:	MineStart Management Inc.	Pulp density:	50%	Date:	1-Dec-04
Sample id:	ST1 Slurry	Pulp temperature:	16°C	Project:	0406407
Filter area:	94.12cm2 (0.1013sq.ft.)	Pulp pH	11.45	Technician:	BG
Filter cloth:	Envirotech POPR-901F	Test series:	VF-1

Test	Vacuum			Time			Cake				Crust		Filtrate
No.	Form	Dry	Form	Dry	Cracks	Thickness	Wet	Dry	Moisture	Wet	Dry	Moisture	Volume	Clarity
	in Hg	in Hg	sec	sec	sec	mm	g	g	%	g	g	%	mL
1	25	26	60	60	-								30	4
Wash 1	NaCN	0.50g/L
	28	29	120	60									30	2-3
Wash 2	27	30	120	60		1	10.74	7.99	25.6	none			25	2

Cake Capacity Determination				Filtrate Clarity Scale
				0 Crystal Clear, zero suspended solids
Dry lbs/sq.ft./h=	3.5	kg/m2/h	17.0	1 Transparent - some suspended solids
				2 Somewhat transparent solution
Filtrate Capacity Determination				3 Less cloudy, non-transparent solution
				4 Very cloudy discernible solid/liquid interface
Gal/sq.ft./h=	1.3	L/m2/h	53	5 Opaque, no solid/liquid interface visible

VACUUM FILTRATION TEST REPORT

Client:	MineStart Management Inc.	Pulp density:	50%	Date:	1-Dec-04
Sample id:	ST1 Slurry	Pulp temperature:	16°C	Project:	0406407
Filter area:	94.12cm2 (0.1013sq.ft.)	Pulp pH	11.45	Technician:	BG
Filter cloth:	Envirotech POPR-901F	Test series:	VF-2

Test	Vacuum			Time			Cake				Crust		Filtrate
No.	Form Dry		Form	Dry	Cracks	Thickness	Wet	Dry	Moisture	Wet	Dry	Moisture	Volume	Clarity
	in Hg	in Hg	sec	sec	sec	mm	g	g	%	g	g	%	mL
2	28	26	120	75	-								25	3-4
Wash 1	NaCN L	0.50g/
	26	29	180	75									27	3
Wash 2	28	30	180	75		1	9.2	6.26	32.0	none			19	2

Cake Capacity Determination				Filtrate Clarity Scale
				0 Crystal Clear, zero suspended solids
Dry lbs/sq.ft./h=	1.9	kg/m2/h	9.4	1 Transparent - some suspended solids
				2 Somewhat transparent solution
Filtrate Capacity Determination				3 Less cloudy, non-transparent solution
				4 Very cloudy discernible solid/liquid interface
Gal/sq.ft./h=	10.7	L/m2/h	28	5 Opaque, no solid/liquid interface visible

VACUUM FILTRATION TEST REPORT

Client:	MineStart Management Inc.	Pulp density:	45%	Date:	6-Dec-04
Sample id:	Comp. A Slurry (C2 and C13 residues)	Pulp temperature:	15°C	Project:	0406407
Filter area:	94.12cm2 (0.1013sq.ft.)	Pulp pH	12.0	Technician:	BG
Filter cloth:	Envirotech POPR-901F	Test series:	VF-3

Test	Vacuum			Time			Cake				Crust		Filtrate
No.	Form	Dry	Form	Dry	Cracks	Thickness	Wet	Dry	Moisture	Wet	Dry	Moisture	Volume	Clarity
	in Hg	in Hg	sec	sec	sec	mm	g	g	%	g	g	%	mL
1	27	28	60	120		8	145.2	120.3	17.1	1.6	1.22	23.8	171	2-3
2

Cake Capacity Determination				Filtrate Clarity Scale
				0 Crystal Clear, zero suspended solids
Dry lbs/sq.ft./h=	52.3	kg/m2/h	255.7	1 Transparent - some suspended solids
				2 Somewhat transparent solution
Filtrate Capacity Determination				3 Less cloudy, non-transparent solution
				4 Very cloudy discernible solid/liquid interface
Gal/sq.ft./h=	8.9	L/m2/h	363	5 Opaque, no solid/liquid interface visible

VACUUM FILTRATION TEST REPORT

Client:	MineStart Management Inc.	Pulp density:	45%	Date:	6-Dec-04
Sample id:	Comp. A Slurry (C5 and C15 residues)	Pulp temperature:	15°C	Project:	0406407
Filter area:	94.12cm2 (0.1013sq.ft.)	Pulp pH	12.0	Technician:	BG
Filter cloth:	Envirotech POPR-901F	Test series:	VF-4

Test	Vacuum			Time			Cake				Crust		Filtrate
No.	Form	Dry	Form	Dry	Cracks	Thickness	Wet	Dry	Moisture	Wet	Dry	Moisture	Volume	Clarity
	in Hg	in Hg	sec	sec	sec	mm	g	g	%	g	g	%	mL
1	27	29	60	110		11	244.1	202.6	17.0	32.56	26.77	17.8	270	1-2
2

Cake Capacity Determination				Filtrate Clarity Scale
				0 Crystal Clear, zero suspended solids
Dry lbs/sq.ft./h=	93.3	kg/m2/h	455.8	1 Transparent - some suspended solids
				2 Somewhat transparent solution
Filtrate Capacity Determination				3 Less cloudy, non-transparent solution
				4 Very cloudy discernible solid/liquid interface
Gal/sq.ft./h=	14.9	L/m2/h	607	5 Opaque, no solid/liquid interface visible

VACUUM FILTRATION TEST REPORT

Client:	MineStart Management Inc.	Pulp density:	45%	Date:	10-Dec-04
Sample id:	C 17 Leach Slurry (Composite A)	Pulp temperature:	15°C	Project:	0406407
Filter area:	94.12cm2 (0.1013sq.ft.)	Pulp pH	12.0	Technician:	BG
Filter cloth:	Envirotech POPR-901F	Test series:	VF-5

Test	Vacuum			Time			Cake				Crust		Filtrate		Filtrate
No.	Form	Dry	Form	Dry	Cracks	Thickness	Wet	Dry	Moisture	Wet	Dry	Moisture	Volume	Clarity	Assay
	in Hg	in Hg	sec	sec	sec	mm	g	g	%	g	g	%	mL		mg/L Au	mg/L Ag
1	27	30	30	60	-								61	2-3	0.24	51.0
Wash 1	NaCN	1g/L
	28	30	30	60									15	1	0.21	37.0
Wash 2	26	29	60	60		2	26.81	20.38	24.0	0.88	0.68	22.7	24	0-1	0.06	10.1

Cake Capacity Determination				Filtrate Clarity Scale
				0 Crystal Clear, zero suspended solids
Dry lbs/sq.ft./h=	17.7	kg/m2/h	86.6	1 Transparent - some suspended solids
				2 Somewhat transparent solution
Filtrate Capacity Determination				3 Less cloudy, non-transparent solution
				4 Very cloudy discernible solid/liquid interface
Gal/sq.ft./h=	2.5	L/m2/h	102	5 Opaque, no solid/liquid interface visible

VACUUM FILTRATION TEST REPORT

Client:	MineStart Management Inc.	Pulp density:	45%	Date:	10-Dec-04
Sample id:	C 18 Leach Slurry (Composite B)	Pulp temperature:	16°C	Project:	0406407
Filter area:	94.12cm2 (0.1013sq.ft.)	Pulp pH	10.45	Technician:	BG
Filter cloth:	Envirotech POPR-901F	Test series:	VF-6

Test	Vacuum			Time		Cake					Crust		Filtrate		Filtrate
No.	Form	Dry	Form	Dry	Cracks	Thickness	Wet	Dry	Moisture	Wet	Dry	Moisture	Volume	Clarity	Assay
	in Hg	in Hg	sec	sec	sec	mm	g	g	%	g	g	%	mL		mg/L Au	mg/L Ag
1	28	30	30	60	-								87	2	0.29	38.0
Wash 1	NaCN	1g/L
	28	28	30	60									27	1	0.25	29.0
Wash 2	28	27	30	60		3	61.83	50.58	18.2	1.23	0.92	25.2	28	0	0.08	7.0

Cake Capacity Determination				Filtrate Clarity Scale
				0 Crystal Clear, zero suspended solids
Dry lbs/sq.ft./h=	44.0	kg/m2/h	215.0	1 Transparent - some suspended solids
				2 Somewhat transparent solution
Filtrate Capacity Determination				3 Less cloudy, non-transparent solution
				4 Very cloudy discernible solid/liquid interface
Gal/sq.ft./h=	2.9	L/m2/h	119	5 Opaque, no solid/liquid interface visible

FILTRATION TEST SOLUTIONS ASSAY REPORT

Client:	MineStart Management Inc.	Date:	20-Dec-04
Test:	VF5, VF6	Project:	0406407
Sample:	Filtration test solutions

		Sample ID						Detection Limits		Analytical
Elements	Units	FT5 Preg Filtrate	FT5 Barren Filtrate	FT5 Water Wash	FT6 Preg Filtrate	FT6 Barren Filtrate	FT6 Water Wash	Minimum	Maximum	Method
Au	mg/L	0.24	0.21	0.06	0.285	0.25	0.08	0.01	5000.00	FA/AAS
Ag	mg/L	51.00	37.00	10.10	38.00	29.00	7.00	0.01	20000.00	AA/ICP
Al	mg/L	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	9999	ICPH20
Sb	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	0.1	9999	ICPH20
As	mg/L	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	0.2	9999	ICPH20
Ba	mg/L	<0.01	0.01	<0.01	<0.01	<0.01	<0.01	0.01	999	ICPH20
Bi	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	0.1	9999	ICPH20
Cd	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	999	ICPH20
Ca	mg/L	0.5	0.3	<0.1	<0.1	<0.1	<0.1	0.1	9999	ICPH20
Cr	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	9999	ICPH20
Co	mg/L	0.07	<0.01	<0.01	0.05	<0.01	<0.01	0.01	9999	ICPH20
Cu	mg/L	0.58	0.26	0.17	<0.01	0.13	<0.01	0.01	9999	ICPH20
Fe	mg/L	<0.03	<0.03	<0.03	<0.03	<0.03	<0.03	0.03	9999	ICPH20
La	mg/L	0.09	<0.05	<0.05	0.06	<0.05	<0.05	0.05	999	ICPH20
Pb	mg/L	<0.05	<0.05	0.33	<0.05	0.33	<0.05	0.05	9999	ICPH20
Mg	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	0.1	9999	ICPH20
Mn	mg/L	0.06	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	999	ICPH20
Hg	mg/L	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05	0.05	9999	ICPH20
Mo	mg/L	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02	0.02	9999	ICPH20
Ni	mg/L	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02	0.02	9999	ICPH20
P	mg/L	<0.1	<0.1	0.8	0.4	<0.1	<0.1	0.1	9999	ICPH20
K	mg/L	<2	<2	<2	<2	<2	<2	2	9999	ICPH20
Sc	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	100	ICPH20
Ag	mg/L	0.05	<0.02	0.06	0.05	0.07	0.06	0.02	999	ICPH20
Na	mg/L	4	3	3	3	3	3	1	9999	ICPH20
Sr	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	999	ICPH20
Tl	mg/L	<0.2	<0.2	<0.2	0.6	<0.2	0.6	0.2	999	ICPH20
Ti	mg/L	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	0.1	999	ICPH20
W	mg/L	<0.1	0.3	0.3	0.3	<0.1	0.3	0.1	9999	ICPH20
V	mg/L	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	999	ICPH20
Zn	mg/L	0.1	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	9999	ICPH20
Zr	mg/L	<0.01	<0.01	<0.01	<0.01	0.03	<0.01	0.01	999	ICPH2Q

ICP ASSAY REPORT

Client:	MineStart Management Inc.	Date:	20-Dec-04
Test:	VF5, VF6	Project:	0406407
Sample:	Filtration test residue

Elements	Units	Sample ID		Detection Limits		Analytical
		VF5 Residue	VF6 Residue	Minimum	Maximum	Method
Au	ppm	0.03	0.09	0.01	5000.00	FA/AAS
Al	ppm	44198	32332	100	50000	ICPM
Sb	ppm	218	160	5	2000	ICPM
As	ppm	44	117	5	10000	ICPM
Ba	ppm	713	573	2	10000	ICPM
Bi	ppm	237	321	2	2000	ICPM
Cd	ppm	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	16375	3222	100	100000	ICPM
Cr	ppm	445	246	1	10000	ICPM
Co	ppm	12	8	1	10000	ICPM
Cu	ppm	1397	860	1	20000	ICPM
Fe	ppm	77464	78326	100	50000	ICPM
La	ppm	13	10	2	10000	ICPM
Pb	ppm	11607	6586	2	10000	ICPM
Mg	ppm	4399	2223	100	100000	ICPM
Mn	ppm	2327	1526	1	10000	ICPM
Hg	ppm	<3	<3	3	10000	ICPM
Mo	ppm	63	45	1	1000	ICPM
Ni	ppm	283	152	1	10000	ICPM
P	ppm	312	227	100	50000	ICPM
K	ppm	25428	15622	100	100000	ICPM
Sc	ppm	3	2	1	10000	ICPM
Ag	ppm	20.4	25.4	0.1	1000	ICPM
Na	ppm	3626	3141	100	100000	ICPM
Sr	ppm	56	32	1	10000	ICPM
Tl	ppm	<2	<2	2	1000	ICPM
Ti	ppm	1122	703	100	100000	ICPM
W	ppm	12	21	5	1000	ICPM
V	ppm	47	34	1	10000	ICPM
Zn	ppm	2475	831	1	10000	ICPM
Zr	ppm	39	32	1	10000	ICPM

ACID BASE ACCOUNTING TEST REPORT

Sobek Method

Client:	MineStart Management Inc.	Date:	22-Nov-04
		Project:	0406407

Item	Sample ID	S(T)	S(S04)	Paste	Acid	Neutralization Potential (NP)
		%	%	PH	Potential	Actual	Ratio	Net
1	Composite Sulphide Tailings	1.25	0.38	4.0	27.2	- 0.1	0.00	-27.3
DUP	Composite Sulphide Tailings	1.26	0.39	4.0	27.2	0.2	0.01	-27.0
Standard	Std(52.1)					51.4

_________________
Alice Shi, Ph.D.
Laboratory Manager

Notes:
1.	Analytical procedures from "Field and Laboratory Methods Applicable to Overburden and Minesoils". EPA 600/2-78-054, 1978. pp. 45-55.
2.	Actual NP = Neutralization potential as determined by Sobek acid consumption test.
3.	Acid potential = % total sulfur X 31.25
4.	NP Ratio = Actual NP / Acid potential
5.	Net NP = Actual NP - Acid potential
6.	The acid potential and the neutralizing potentials are expressed in Kg CaC03 equivalent per tonne of sample.
7.	Samples with negative Net NP are potential acid producers

ASSAY REPORT

Client:	MineStart Management Inc.	Date:	22-Nov-04
Sample:	Composite Sulphide Tail Head	Project:	0406407
Test:	Deionized Water Extraction

Test performed according to : "Draft Guidelinnes and Recommended Methods for the Prediction of Metal Leaching and Acid Rock Drainage at Minesites in B.C." April, 1997

Elements	Unit	DWE	Detection Limits		Analytical
		Filtrate	Min.	Max.	Method
Al	mg/L	200.86	0.05	9999	EPA200.7
Sb	mg/L	0.22	0.05	9999	EPA200.7
As	mg/L	<0.03	0.03	9999	EPA200.7
Ba	mg/L	<0.005	0.005	9999	EPA200.7
Be	mg/L	0.013	0.001	999	EPA200.7
Bi	mg/L	<0.1	0.1	9999	EPA200.7
B	mg/L	3.26	0.01	9999	EPA200.7
Cd	mg/L	0.525	0.005	999	EPA200.7
Ca	mg/L	574.35	0.05	9999	EPA200.7
Cr	mg/L	0.01	0.01	9999	EPA200.7
Co	mg/L	0.32	0.01	9999	EPA200.7
Cu	mg/L	51.12	0.01	9999	EPA200.7
Fe	mg/L	7.87	0.01	9999	EPA200.7
Pb	mg/L	1.07	0.05	9999	EPA200.7
Li	mg/L	0.62	0.02	9999	EPA200.7
Mg	mg/L	109.8	0.1	9999	EPA200.7
Mn	mg/L	49.184	0.005	9999	EPA200.7
Hg	mg/L	<0.02	0.02	999	EPA200.7
Mo	mg/L	<0.01	0.01	9999	EPA200.7
Ni	mg/L	0.22	0.01	9999	EPA200.7
P	mg/L	<0.1	0.1	9999	EPA200.7
K	mg/L	<2	2	9999	EPA200.7
Se	mg/L	0.18	0.05	9999	EPA200.7
Si	mg/L	13.93	0.05	9999	EPA200.7
Ag	mg/L	0.03	0.02	999	EPA200.7
Na	mg/L	6.3	0.2	50000	EPA200.7
Sr	mg/L	0.139	0.005	999	EPA200.7
Tl	mg/L	<0.2	0.2	999	EPA200.7
Sn	mg/L	<0.1	0.1	9999	EPA200.7
Ti	mg/L	0.06	0.01	999	EPA200.7
W	mg/L	<0.1	0.1	9999	EPA200.7
V	mg/L	0.05	0.01	999	EPA200.7
Zn	mg/L	53.574	0.005	9999	EPA200.7

ASSAY REPORT

Client:	MineStart Management Inc.	Date:	22-Nov-04
Sample:	Composite Sulphide Tail Head	Project:	0406407
Test:	Deionized Water Extraction

Test performed according to : "Draft Guidelinnes and Recommended Methods for the Prediction of Metal Leaching and Acid Rock Drainage at Minesites in B.C." April, 1997

Elements	Unit	DWE Solids	Detection Limits		Analytical Method
			Min.	Max.
Al	ppm	11826	100	99999	601 OA
Sb	ppm	<5	5	99999	601 OA
As	ppm	45	5	99999	601 OA
Ba	ppm	140	1	99999	601 OA
Be	ppm	<0.5	0.5	99999	601 OA
B	ppm	91	10	99999	601 OA
Cd	ppm	<0.5	0.5	99999	601 OA
Ca	ppm	1556	100	99999	601 OA
Cr	ppm	133	1	99999	601 OA
Co	ppm	5	1	99999	601 OA
Cu	ppm	844	1	99999	601 OA
Fe	ppm	65053	100	999999	601 OA
Pb	ppm	1693	5	99999	601 OA
Li	ppm	17	2	99999	601 OA
Mg	ppm	4853	100	99999	601 OA
Mn	ppm	980	1	99999	601 OA
Mo	ppm	13	1	99999	601 OA
Ni	ppm	<1	1	99999	601 OA
P	ppm	187	10	99999	601 OA
K	ppm	447	100	99999	601 OA
Se	ppm	<10	10	99999	601 OA
Si	ppm	1142	100	99999	601 OA
Ag	ppm	32	2	99999	601 OA
Na	ppm	146	100	99999	601 OA
Sr	ppm	5	1	99999	601 OA
Tl	ppm	<15	15	99999	601 OA
Sn	ppm	<20	20	99999	601 OA
V	ppm	24	1	99999	601 OA
Zn	ppm	788	1	99999	601 OA

ELECTROWINNING TEST REPORT

Client:	MineStart Management Inc.	Date:	29-Nov-04
Sample:	EMEW-1	Project:	0406407
Test:	2L of C13+C14 PLS

Objective: To deplete solution to ~3mg/L Ag at 55 A/m2

Feed:	C13 PLS	1.0	L filtered
	C14 PLS	1.0	L filtered
Electrolyte:	1.93 L		Cathode:	1 inch SS, short		Start	Finish
Solids:	0.14 g		Anode:	SS	Conductivity, mS:	2.64

Ag. mg/L	Cu. mg/L	Zn. mg/L	Pb. mg/L	Cd. mg/L	Time, min	Volts	Amps	Temp
57.63	88.66	18.66	0.41	0.32	0	5.00	0.57	18
35.14	84.72	19.75	0.11	0.30	15	5.17	0.56	21
18.03	83.00	20.12	0.08	0.23	30	4.91	0.55	24
8.13	84.42	20.97	0.11	0.16	45	4.83	0.55	26
5.12	83.67	21.35	<0.05	0.12	60	4.84	0.55	29
3.62	82.80	21.59	0.30	0.11	75	4.84	0.54	30
3.01	83.73	21.88	<0.05	0.08	90	4.83	0.54	31

Black powder deposit on cathode
Anode showed yellow discoloration

ASSAY REPORT

Client:	MineStart Management Inc.	Date:	29-Nov-04
Sample:	EMEW-1	Project:	0406407

Elements	Units	Head	E1-1	E1-2	E1-3	E1-4	E1-5	E1-6	E1- Final
		PLS 0 min	15 min	30 min	45 min	60 min	75 min	90 min	Deposit
Ag	g/mt	55.29				5.2		3.1	855520
Au	g/mt	0.22				0.2		0.1	3000
Al	ppm	1.00	0.9	0.9	0.9	0.4	0.8	0.6	3110
Sb	ppm	0.20	0.1	0.2	<0.1	<0.1	<0.1	<0.1	104
As	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	<0.2	24
Ba	ppm	0.04	0.02	0.04	0.04	0.02	0.02	<0.01	43
Cd	ppm	0.32	0.3	0.23	0.16	0.12	0.11	0.08	3500
Ca	ppm	5.50	5.6	4.8	4.1	3.6	3.6	3.3	4928
Cr	ppm	<0.01	<0.01	<0.01	0.03	0.15	0.39	0.64	10000
Co	ppm	0.08	0.09	0.12	0.13	0.08	0.07	0.11	15
Cu	ppm	88.66	84.72	83	84.42	83.67	82.8	83.73	27000
Fe	ppm	9.92	9.26	9.71	10.38	9.27	10.61	11.05	7329
Pb	ppm	<0.05	0.11	0.08	0.11	<0.05	0.3	<0.05	1789
Mg	ppm	0.80	0.8	0.9	1	0.7	0.7	0.5	4328
Mn	ppm	7.00	7.12	7.2	7.24	7.04	6.84	6.61	2985
Hg	ppm	0.07	0.18	<0.05	0.16	<0.05	0.25	0.06	<3
Mo	ppm	0.64	0.61	0.68	0.65	0.6	0.63	0.67	9
Ni	ppm	1.20	1.16	1.2	1.3	1.39	1.72	2.3	878
P	ppm	<0.1	0.6	0.5	0.5	0.6	0.7	0.5	<100
K	ppm	11.00	13	13	11	9	10	10	705
Ag	ppm	57.63	35.14	18.03	8.13	5.03	3.62	2.91	over range
Na	ppm	870.00	881	877	878	886	864	895	1019
Sr	ppm	0.04	0.03	0.03	0.03	0.03	0.03	0.01	15
Tl	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	0.3	<0.2	<2
Zn	ppm	18.66	19.75	20.12	20.97	21.35	21.59	21.88	1439
Zr	ppm	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	1

ELECTROWINNING TEST REPORT

Client:	MineStart Management Inc.	Date:	29-Dec-04
Sample:	EMEW-2	Project:	0406407
Test:	2L of C5+C6 PLS

Objective:	To deplete solution at 100 A/m 0.5g/Lof Al (as Aluminum sulphate + NaOH) added to increase solution conductivity

Feed:	C5 PLS	1.0	L filtered
	C6 PLS	1.0	L filtered
Electrolyte:	2.00 L		Cathode:	1 inch SS, short		Start	Finish
Solids:	0.08 g		Anode:	SS	Conductivity, mS:	7.85

Ag, mg/L	Cu, mg/L	Zn, mg/L	Au, mg/L	NaCN, g/L	Time, min	Volts	Amps	Temp
43.09	75	9.87	0.35	0.66	0	2.93	0.47	18
33.49	71.91	9.4	0.35	0.64	15	2.93	0.46	20
26.48	70.71	9.1	0.24	0.48	30	4.95	0.93	23
21.15	67.66	8.65	0.22	0.5	45	4.95	0.93	25
16.77	66.82	8.27	0.18	0.54	60	4.93	0.93	26

Black powder deposit on cathode

ASSAY REPORT

Client:	MineStart Management Inc.	Date:	29-Nov-04
Sample:	EMEW-2	Project:	0406407

Elements	Units	Head	E2-1	E2-2	E2-3	E2-4	E2- Final
		PLS 0 min	15 min	30 min	45 min	60 min	Deposit
Ag	g/mt	42.19	33	26	22	17	717658
Au	g/mt	0.35	0.35	0.24	0.22	0.2	4569
Al	ppm	431.2	400.5	404.9	400.9	412.7	12891
Sb	ppm	<0.1	<0.1	<0.1	<0.1	<0.1	<5
As	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	24
Ba	ppm	<0.01	<0.01	<0.01	<0.01	<0.01	25
Cd	ppm	0.18	0.14	0.11	0.11	0.07	786.2
Ca	ppm	67	38	39.1	33.3	36.3	11708
Cr	ppm	<0.01	<0.01	<0.01	<0.01	<0.01	2462
Co	ppm	0.19	0.25	0.19	0.22	0.19	67
Cu	ppm	75	71.91	70.71	67.66	66.82	180216
Fe	ppm	<0.03	<0.03	0.65	0.88	1.56	5280
Pb	ppm	0.35	0.52	0.26	<0.05	0.28	830
Mg	ppm	4.1	3.2	3	3.1	3.1	6168
Mn	ppm	1.66	1.03	1.02	0.9	1.12	478
Hg	ppm	<0.05	<0.05	<0.05	<0.05	<0.05	107
Mo	ppm	0.74	0.76	0.73	0.71	0.72	23
Ni	ppm	1.14	1.21	1.14	1.18	1.1	2819
P	ppm	<0.1	<0.1	<0.1	0.5	<0.1	119
K	ppm	14	22	16	21	14	<100
Ag	ppm	43.09	33.49	26.48	21.15	16.77	over range
Na	ppm	3187	3081	3166	3022	3043	25993
Sr	ppm	0.29	0.18	0.19	0.17	0.18	20
Tl	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<2
Zn	ppm	9.87	9.4	9.1	8.65	8.27	27566
Zr	ppm	<0.01	<0.01	<0.01	<0.01	<0.01	<1

ELECTROWINNING TEST REPORT

Client:	MineStart Management Inc.	Date:	17-Jan-04
Sample:	EMEW-3	Project:	0406407
Test:	2L of C1+C16 PLS

Objective: To deplete solution at 100 A/m2 at full flow

Feed:	C1 PLS	0.9	L filtered
	C16 PLS	1.0	L filtered
Electrolyte:	1.85 L		Cathode:	1 inch SS, short		Start	Finish
Solids:	0.11 g		Anode:	SS	Conductivity, mS:	4.05

Ag, mg/L	Cu, mg/L	Zn, mg/L	Au, mg/L	Cd, mg/L	Time, min	Volts	Amps	Temp
41.4	61.11	11.06	0.34	0.25	0	5.42	0.90	25
19.9	56.54	11.18	0.17	0.19	15	5.62	0.89	28
9.7	58.23	11.23	0.09	0.13	30	5.56	0.90	31
5.0	60.99	11.18	0.06	0.08	45	5.48	0.90	33
3.3	60.39	11.24	0.04	<0.01	60	5.47	0.90	35

Black powder deposit on cathode

ASSAY REPORT

Client:	MineStart Management Inc.	Date:	29-Dec-04
Sample:	EMEW-3	Project:	0406407

Elements	Units	Head	E3-1	E3-2	E3-3	E3-4	E3- Final
		PLS 0 min	15 min	30 min	45 min	60 min	Deposit
Ag	g/mt	40.50	20	10	5	3.5	896593
Au	g/mt	0.34	0.17	0.09	0.06	0.04	5305
Al	ppm	0.8	0.4	0.7	0.4	0.6	1597
Sb	ppm	<0.1	<0.1	0.1	<0.1	<0.1	247
As	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	1160
Ba	ppm	0.02	0.02	0.02	<0.01	0.02	366
Cd	ppm	0.245	0.19	0.13	0.08	<0.01	2967.2
Ca	ppm	2.1	2.1	2.1	1.9	2.5	7978
Cr	ppm	<0.01	0.13	0.44	0.62	0.92	24518
Co	ppm	0.2	0.14	0.16	0.19	0.19	83
Cu	ppm	61.11	56.54	58.23	60.99	60.39	26010
Fe	ppm	6.015	6.26	6.01	6.54	7.58	5997
Pb	ppm	<0.05	0.16	0.23	<0.05	<0.05	230
Mg	ppm	1.3	0.9	1.4	0.9	1	5783
Mn	ppm	20.74	21.13	20.9	19.6	18.46	14752
Hg	ppm	<0.05	<0.05	<0.05	<0.05	<0.05	<3
Mo	ppm	0.66	0.57	0.65	0.72	0.81	34
Ni	ppm	0.4	0.33	0.67	1.04	1.44	1550
P	ppm	<0.1	<0.1	<0.1	<0.1	<0.1	<100
K	ppm	26	25	28	26	28	1395
Ag	ppm	42.295	19.89	9.47	4.94	3.15	over range
Na	ppm	1173	1174	1160	1173	1174	1920
Sr	ppm	<0.01	<0.01	<0.01	<0.01	<0.01	31
Tl	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	<2
Zn	ppm	11.055	11.18	11.23	11.18	11.24	1407
Zr	ppm	<0.01	<0.01	0.03	<0.01	<0.01	21

APPENDIX J

CIA MINERA 1990 SAMPLING PROGRAM

02/09/05 15:31 ☎604 8623600 ONIVA INT'A SERV → Bralorne Mine ☑016/021

BLOQUE No.	TONS. SECAS	Ag g/t	Au g/t	H_2O %	BLOQUE No.	TONS. SECAS	Ag g/t	Au g/t	H_2O %	BLOQUE No.	TONS. SECAS	Ag g/t	Au g/t	H_2O %	BLOQUE No.	TONS. SECAS	Ag g/t	Au g/t	H_2O %
1	697,841	106	0.55	17.27	1A	88,228	77	0.59	14.59	1B	475,038	116	0.54	13.89	1C	134,575	92	0.56	29.00
2	377,226	88	0.56	23.30	2A	178,710	75	0.55	21.20	2B	111,583	109	0.59	21.90	2C	86,973	88	0.55	29.40
3	312,604	90	0.49	25.40	3A	193,375	79	0.48	25	3B	104,220	113	0.53	26.2	3C	15,009	67	0.53	25.7
4	233,387	90	0.47	25.6	4A	171,919	81	0.47	25.1	4B	61,468	116	0.47	27.2					
5	189,319	81	0.44	27.1	5A	175,617	80	0.44	27.3	5B	13,702	99	0.54	25					
6	142,967	79	0.41	29.3	6A	142,967	79	0.41	29.3										
7	138,794	79	0.41	29.3	7A	138,794	79	0.41	29.3										
Σ TOTAL	2'092,178	93	0.50	22.87	Σ TOTAL	1'089,610	79	0.47	25.0	Σ TOTAL	766,011	114	0.54	17.99	Σ TOTAL	236,557	89	0.55	28.9

BLOQUE DE RESERVAS, PRESA DE JALES

4,184,356 @ 92.97 = 2.99 ozs/ton Ag @ 5.00 = M$62.55 → @ 5.50 = M$68.806
.502 = .016ozs/ton Au @ 365.00 = M$25.77 } M$88.32